UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the year ended March 31, 2007

Commission File Number 000-25383

Infosys Technologies Limited

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing
the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).
Not applicable.

This Form 6-K contains our Annual Report for the fiscal year ended March 31, 2007, the Notice of the Annual General Meeting of the Shareholders dated April 13, 2007, and the Form of Voting Card, each of which will be mailed to holders of our Equity Shares between May 25, 2007 and May 29, 2007. Also included in this Form 6-K is the Depositary's Notice of the Annual General Meeting of the Shareholders and the Form of Proxy Card, each of which will be mailed to holders of our American Depositary Shares on or about May 29, 2007. The information contained in this Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Deutsche Bank Trust Company Americas
Trust & Securities Services
Global Equity Services

DEPOSITARY RECEIPTS
Depositary's Notice of Annual General Meeting of Shareholders of Infosys Technologies Limited.

Issue:	Infosys Technologies Limited. / Cusip 456788108
Country:	India
Meeting Details:	Annual General Meeting of Shareholders Saturday, June 22, 2007, at 3:00 p.m. at NIMHANS Convention Centre, Hosur Road, Bangalore 560 029.
Meeting Agenda:	The Company's Notice of Meeting including the Agenda is attached
Voting Deadline:	On or before June 14th, 2007 at 3:00PM (New York City time)
ADS Record Date:	May 4, 2007
Ordinary:	ADS ratio: 1 Ordinary Share : 1 ADS

In accordance with Section 4.07 of the Deposit Agreement (the "Deposit Agreement") between Infosys Technologies Ltd. ("the Company") and Deutsche Bank Trust Company Americas as Depositary ("the Depositary"), Holders of Infosys Technologies Ltd. American Depositary Shares (ADSs) are hereby notified of the Company's Annual General Meeting. A copy of the Notice of Meeting from the Company, which includes the agenda for such Meeting, is enclosed.

Holders of Infosys ADSs at the close of business of the above-specified ADS record will be entitled, subject to any applicable provision of Indian law, of the Deposited Securities or of the Memorandum and Articles of Association of the Company, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares. Upon receipt of the enclosed Voting Instruction Form, duly signed, by the above-stated deadline, the Depositary shall notify such voting instruction to the Chairman of the Company, or such other director that the Chairman may designate, and appoint the Chairman or that other person designated by the Chairman as representative of the Depositary and the Registered Holders to attend such meeting and vote the Deposited Securities in the direction so instructed by such Registered Holder. (Beneficial owners of ADSs who hold their ADSs through and received materials from a bank or broker nominee should complete a voting instruction in accordance with the instructions from that bank or broker nominee).

If the Depositary does not receive instructions from a Registered Holder, such Registered Holder may under certain circumstances be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote such Deposited Securities.

Upon the written request of a Registered Holder on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as is practicable and permitted under the applicable provisions of law and of the Memorandum and Articles of Association governing Deposited Securities of the Company to vote or cause to be voted the amount of Deposited Securities represented by such American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request.

For the purposes of Section 4.07 of the Deposit Agreement, in the event that the Depositary receives express instructions from Registered Holders to demand a poll with respect to any matter to be voted on by Holders, the Depositary may notify the Chairman or a person designated by the Chairman of such instructions and request the Chairman or such designee to demand a poll with respect to such matters and the Company agrees that the Chairman or such designee will make their reasonable best efforts to demand a poll at the meeting at which such matters are to be voted on and to vote such Shares in accordance with such Registered Holder's instructions; provided, however, that prior to any demand of a poll or request to demand poll by the Depositary upon the terms set forth herein, the Company shall, at its expense, deliver to the Depositary an opinion of Indian counsel, reasonably satisfactory to the Depositary, stating that such action is in conformity with all applicable laws and regulations and that the demand for a poll by the Depositary or a person designated by the Depositary will not expose the Depositary to any liability to any person. The Depositary shall not have any obligation to demand a poll or request the demand of a poll if the Company shall not have delivered to the Depositary the local counsel Opinion set forth in this paragraph.

Under Indian law voting of Shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least one-tenth of the total Shares entitled to vote on the resolution or by those holding paid up capital of at least Rs. 50,000. A proxy may not vote except in a poll.

The Depositary agrees not to, and shall ensure that the Custodian and each of their nominees does not, vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Shares or other Deposited Securities represented by the American Depositary Shares evidenced by a Receipt other than in accordance with such instructions from the Registered Holder, or as provided below. The Depositary may not itself exercise any voting discretion over any Shares. If the Depositary does not receive instructions from any Registered Holder with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Registered Holder's Receipts on or before the date established by the Depositary for such purpose, such Registered Holder shall be deemed, and the Depositary shall deem such Registered Holder, to have instructed the Depositary to give discretionary proxy to a person designated by the Company to vote such Deposited Securities; provided that (x) no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (i) the Company does not wish such proxy given, (ii) substantial opposition exists or (iii) the rights of the holders of Shares will be adversely affected and (y) the Depositary shall not have any obligation to give such discretionary proxy to a person designated by the Company if the Company shall not have delivered to the Depositary the local counsel opinion and representation letter set forth in the next paragraph.

Prior to each request for a discretionary proxy upon the terms set forth herein, the Company shall, at its own expense, deliver to the Depositary (aa) an opinion of Indian counsel, reasonably satisfactory to the Depositary, stating that such action is in conformity with all applicable laws and regulations (bb) a representation and indemnity letter from the Company (executed by a senior officer of the Company) which (i) designates the person to whom any discretionary proxy should be given, (ii) confirms that the Company wishes such discretionary proxy to be given and (iii) certifies that the Company has not and shall not request the discretionary proxy to be given as to any matter as to which substantial opposition exists or which may adversely affect the rights of holders of Shares.

Shares which have been withdrawn from the depositary facility and transferred on the Company's Register of Members to a person other than the Depositary or its nominee may be voted by such persons. However, Registered Holders who wish to withdraw Shares to vote at a shareholders meeting may not receive sufficient advance notice of shareholders meetings to enable them to make such withdrawal of the Shares in time to vote at the meeting. In addition once withdrawn from the depositary facility, Shares may not be able to be redeposited.

For more information, contact:
Duewa Brooks
Depositary Receipts
212 250 1305 phone
212 797 0327 fax

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

INFOSYS TECHNOLOGIES LIMITED
/S/ NANDAN M. NILEKANI
Nandan M. Nilekani Chief Executive Officer and Managing Director

Dated: May 25, 2007

Once upon a time, the world was spiky. Opportunities were unequal across countries, information was often walled and new economies were unheard of. But around the mid 1990s, things started changing. Wealth began to spread, opening up fresh markets. A baby-boomer generation aged in developed countries while a Gen-Y exploded in emerging ones, rebalancing the workforce and propelling new economies. Technology became ubiquitous, connecting people and information. Together, these disruptive forces rearranged and leveled the global business-scape. Braving the waves of complex regulations and changing customer expectations, a new breed of entrepreneurs arrived to claim the unexplored land. They found a flat world.

We live in exciting times.







# Winning in the Flat World

Nandan M. Nilekani, *CEO and Managing Director*, Infosys Technologies Ltd., in conversation with Brianna Yvonne Dieter, *Executive – Academic Relations*, Infosys Technologies Ltd.

### Recently you have been talking about the world becoming flat. Could you elaborate further?

We believe that four major trends are changing the business landscape. They are:

- The emergence of developing economies creating new markets and accessible talent pools,
- A global shift in demographics, driving companies to tap young and skilled talent pools outside of industrialized countries,
- The ongoing adoption of technology which is changing how consumers and companies use technology, and
- The new regulatory environment which is driving greater accountability and transparency.

Together, these disruptive forces are leveling the business playing field, in other words, making it "flatter". In order to succeed in the flattening business world, companies must not just become global, they must re-assess everything they do and shift their operational priorities.

### What are these shifts in operational priorities?

In order for companies to win in the flattening world, they must embrace four shifts:

Fuel growth by becoming a globally efficient cost-competitive producer: Instead of fearing competition from low-cost competitors, companies should beat them by making their operations more cost-competitive and globally efficient.

Create customer loyalty through faster innovation: Customers stay with companies which have the most innovative and useful products and services. Therefore, companies must be able to innovate rapidly to offer products and services that customers value. In many cases, this may require co-creating these offerings with customers or partners.

Make money from information: Despite years of investment in systems, few companies are truly able to leverage information to improve their operational or financial performance. By leveraging advanced analytical tools and global talent, companies should focus on making money from information already available to them internally, through partners and on the web.

Win in the turns: Most companies do well in a good market; it's in the downturns that companies should plan to overtake their competition. They should make their costs variable and build capability to respond fast to business cycles.

### Why is this important? And, why now?

Today, companies are losing leadership positions at almost double the rate than 25 years ago. Globalization and technology ubiquity have led to high customer expectations, super-efficient competitors and sophisticated operational capabilities. While many companies acknowledge the challenges, few are looking at the new opportunities


Emerging Economies
Shifting Demographics
Technology Ubiquity
Accountability Regulations

such as building globally efficient operations, accessing global talent or leveraging the abundance of information. This is the right time for companies to shift their operational priorities instead of allowing their competition to get a head start.

## Why is Infosys best positioned to help clients in this journey?

In many ways, we ourselves are a flat world company. The operational principles that we have been espousing since day one – global delivery model, global sourcing, and efficient use of technology – are key components of becoming a successful flat world company. Over the last 25 years, we have developed a business model and the capabilities that have challenged industry leaders. We understand what it takes to win in the flat world.

We are now tapping our experience of operating successfully in a flattening world to help our clients succeed. In addition, we are aligning our resources, offerings and intellectual property to help our clients win in the flat world through the four shifts. In other words, we have been gearing up to help clients define their end goal, create a roadmap to get there and also implement the changes required.

## In what ways is Infosys a flat world company?

Our operational principles embody the same operational priorities that are required for winning in the flat world.

We have one of the lowest SG&A expenses in the industry because of our relentless focus on employing talent where best available.

We have delivered on innovation – over 43% of our revenue comes from services that we introduced within the last five years. Our latest co-creation offering from our Software Engineering and Technology Labs (SETLabs) allows us to create technology of value to clients. We are extremely disciplined in forecasting, projecting, and measuring everything we do. It is the reason we are able to achieve financial closure within 15 days after quarter-end. We have created a disruptive business model that allows us to deliver superior performance to our clients and our investors.

## What would a flat world company of the future look like?

A flat world company produces where it is most cost effective, sells where it is most profitable, uses information to its full capacity, collaborates to innovate faster and is well prepared for business cycles.

A flat world company has zero touch processes, is information-centric, achieves very low time-to-market, practices boundary-less behavior, and offers highly personalized services to its customers. It treats the whole world as a network of resources, and finds ways to reallocate work among them in the most optimal fashion. It manages operations using information on a real time basis, monitoring everything globally.

The result is a leaner, flatter and more adaptable enterprise, geared to work smarter.


Markets & customers currently served
Buying Power
North America
Western Europe
India China
South America
Markets & segments that become accessible via competitive cost structure
Buying Power
Globally competitive cost structure
North America
Western Europe
India China
South America

## Fuel for Growth

How do you remain profitable, even if your average transaction size becomes 1/10th of what it is today?

Businesses today must dramatically overhaul their cost structures, and then use the savings to invest in new products, customers and geographies. This means having the most competitive cost structure, along with the ability to develop new and differentiated offerings for emerging markets. Making this work requires proactive actions suchas creating technology-driven global collaboration platforms, developing management structures and the capability to work efficiently across borders, developing global sourcing as a functional capability within the organization, and continuous re-evaluation of best cost locations and vendors.

To fuel growth, companies should create the most cost-efficient global operations, leveraging global talent and technology.

Fuelling growth requires freeing up capital from operations by restructuring costs globally. Processes are redesigned and automated for efficient operations.





Material is sourced where most cost effective.

Talent is employed where best available.





The result? New products, varied offerings and new customers.

## Leading Indian bank leverages technology to shrink operational costs

In emerging countries, banks have to operate profitably at transaction costs and sizes that would be considered unviable in developed countries. A leading Indian retail bank decided that the crux of its strategy would be highly efficient operations with a high reliance on a contemporary and robust technology platform. The bank identified Infosys as its technology partner and selected Finacle®, our universal banking solution, as its core banking and e-banking platform. Through efficient use of technology, the bank has successfully moved over 70% of its routine banking transactions from its branches to other delivery channels. This has enabled the bank to aggressively use its branch network as customer acquisition units. Today, it is one of India's largest banks and, on an average, adds up to 3,00,000 customers in a single month – among the highest in the world.

## Networking OEM launches global dial plan

A global networking Original Equipment Manufacturer (OEM) was looking for a cost-effective VoIP solution that would work in multiple markets, despite the differences in call routing and regulations across countries. Infosys conceived, developed and tested an international "dial plan" application. The client has now applied for a patent for the application.

## Hi-tech OEM accelerates order cycle and cuts costs by 50%

Traditional approaches to order management required a trade-off between customer experience and operational costs. Infosys provided the customer a comprehensive solution that improved effectiveness and lowered costs. Average productivity increased by 10-15% across multiple processes with continuous improvement through root cause analysis of problem areas. The order cycle was reduced by 25%, releasing up to US $30 million in working capital and annual business process costs were reduced by 50%.


Customer expectations rise with each new innovation in the market, and the company struggles to stay ahead of expectations.
Company innovation cycles
Innovation cycle is long, and time-to-market can be slow.
Customer expectations
Customer co-creation
Companies can no longer afford to fall below the line of customer expectations. So, they speed innovation cycles and get customers involved.
Company innovation cycles
Customer expectations

## Faster Innovation

Could you retain current profitability while allowing your customers to design their own service or product?

In a flat world, providing high-quality, 24/7 customer service is not enough. Customers are hyper-informed and expect better products with greater customization. Rapid innovation becomes imperative as companies struggle to consistently exceed these growing expectations and earn customer loyalty. Infosys defines innovation as not just the "Eureka moment" but executing on that moment with a series of supporting innovations across processes and technologies. This requires a collaboration platform of partners and customers, leading to a better understanding of customer behavior. We should know, 43% of our revenues come from services we did not have five years ago.

To stay ahead, companies should increase the speed of innovation, focus on customer experience, understand customer behavior and co-create with customers and partners.

An innovative thought triggers a series of supporting innovations across processes and technologies.





Global collaboration platforms result in faster innovation across teams.

Co-creating with customers helps deliver better value to end customers.





Products and services now offer increased customization and personalization, leading to stronger customer loyalty.

## Rapid Product Introduction (RPI) benefits insurance company

For an insurance company, time-to-market for new products was not keeping up with market demand due to issues with legacy applications and non-standard product definition practices. Infosys re-designed the client's application and product introduction processes. This reduced impact analysis and testing time by more than 40%.

## European bank partners with Infosys from concept to creation

A large European bank asked Infosys and other knowledge services companies for ideas on the next-generation of offerings for investors. We recommended an algorithmic trading offering which the bank decided to pursue further. We are working with the bank to develop the solution.

## Co-creating technology solutions with clients

Focused workshops with clients are designed to explore technology-driven innovative ideas for business. These innovation workshops help develop client-specific technology roadmaps, leveraging Infosys' intellectual property, with the objective of optimizing technology investments and enhancing clients' competitiveness. Workshops have been conducted with clients in industries such as retail, financial services and aerospace, among others.


A lot more information is available and searchable...
Better ways of filtering and analyzing data...
Automation
Analytics Tools
Analytics Specialists
Get the information you need, at the exact time you need it.

## Money from Information

### Would a dedicated data analytics team pay for itself?

Companies have spent billions trying to capture information. But, it always required a significant investment of time, people and money, and all it generated was an after-the-fact report. Winning in a flattening world requires harvesting information for profit opportunities. From e-mails to ERP and blogs to product evaluation, information across the company is combined to build a globally accessible and searchable information repository. With analytics talent and technology, it provides right-time information to decision makers.

To make information pay, companies should combine advanced analytics capabilities with seamless information. This delivers the information a company needs at the exact time it needs it.

A team of analytics specialists, that studies and examines information, is created at best-cost geographies. The team functions as an organizational shared service.





Information from all sources is combined – internal with external, structured with unstructured – to create seamless exchange. Proprietary information is protected.

Advanced analytics capabilities combined with business intelligence technology, drive supply chain and working capital management decisions.





The company can finally shift from spending money on information to making money from it.

## Data analysis alone saves US $60 million for telecom company

Telecom companies often undertake revenue assurance initiatives to identify revenue leakage. One of Infosys' telecom clients has gone a step further. The company captured US $60 million in revenue leakage by investing in information stewardship and analysis. To prevent future revenue leakage, we created a dedicated team to continuously cleanse data, analyze billing and provisioning, and reconcile revenue. This team is based in India to minimize the cost.

## Inventory visibility boosts productivity for telecom OEM

Infosys helped a telecom OEM's production-cum-distribution centers double production and triple shipments. This was accomplished through a combination of workflow redesign and systems enhancements. We streamlined workflow in bottlenecked areas, instituted work material sharing to reduce inventory fragmentation, and introduced a system of "checks and balances" for exception management. Visibility of inventory, enabled managers to track inventory at each location, and take informed decisions on availability, movement and handling of material.

## Seamless information flow enhances efficiency

Infosys helped a consumer electronics company increase working capital efficiency and collect inventory payment faster, by integrating the client systems with Wal-Mart's Retail Link™ systems. The application reconciled invoices faster by matching 'items shipped' information from the manufacturer and 'items received' information from the retailer. It achieved this by intelligently retrieving data from Retail Link™ and integrating it with the client's outbound shipment information. The application dramatically improved the speed and accuracy of the invoice verification process between the client and Wal-Mart and accelerated payment collections. It also helped reduce the costs associated with invoice reconciliation and avoided incorrect charge backs – all adding up to higher working capital efficiencies.


Industry cycles
Competitor A
Competitor B
Your company
Profitability
Time
Industry Cycles
Industry cycles
Competitor A
Competitor B
Your company
Winning in the turns
speed of response and
variable cost structure
Profitability
Time
Industry Cycles

## Winning in the Turns

### Could you grow by 30% within 12 months and still remain profitable?

In traditional companies, most costs are fixed, and their profits ebb and flow with the industry's cycles. In the flat world, leading companies will convert much of their fixed costs to variable ones, so they can respond more quickly than competitors to industry turns. We ourselves practice this approach. For example, we limited our exposure to dotcom projects to less than 20% of revenue, in anticipation of a downturn. And, when the downturn did occur, we hired packaged application experts to build up our enterprise solutions practice at a time when other companies were laying off talent.

To win in the turns, companies should migrate to a variable cost structure, manage business risk and increase the speed of response to business cycles.

The company, instead of just reacting to business cycles and disruptive turns, prepares and strategizes for it.





It modifies the operating model and converts fixed costs to variable. Operational processes are redesigned for flexibility and speed.

Business risks are managed with better visibility into lead indicators. Early consensus on necessary actions is obtained across management teams.





By creating de-risking strategies and preparing in advance, the company adapts to change, delivers high, and gains significantly over competition.

## Converting regulation-driven down cycle into an advantage

A telecom operator's industry had been de-regulated, requiring it to share its network with rivals and meet other regulatory requirements. Traditionally, such a scenario would be seen as a low point in the telecom industry business cycle. However, Infosys took a different view. We proposed and developed a virtual "third-party verification service" for network provisioning to competitors. This ensured transparent and compliant process flow for customer orders and complaints. All processes were tested end-to-end on this virtual harness to ensure full compliance. This service not only meets the regulatory requirements but helps establish the "bread-crumbs" that a regulator would require to show compliance. Because it was provided as a managed service, it raised competitors' confidence in regulatory compliance – thereby turning a potential low point in an industry cycle to the client's advantage.

# Passing the management baton



N. R. Narayana Murthy
*Chairman and Chief Mentor*

I have a sense of great satisfaction as Nandan Nilekani passes the CEO baton to Kris Gopalakrishnan, and Kris in turn passes the COO baton to Shibulal. There are many reasons for this. First, all three of them worked with me in their twenties and have turned out to be wonderful leaders. Second, Nandan has continued the tradition of voluntarily giving up his position, at the height of his career, so that his colleague too could have his day in the sun. Third, this transition has demonstrated the depth in management talent at Infosys.

Nandan has been hugely successful as a CEO. His strengths are big-picture thinking, simplification of complex ideas, and articulation. He is a quintessential team player, always putting the interest of Infosys ahead of his own. On behalf of all of us, I would like to extend our appreciation to Nandan for a job well done and for his sacrifice.

Kris is gentle but firm, consultative yet decisive, and thoughtful yet action-oriented. Kris is clearly the most intelligent among the founders. He is our leader in technology. He is every bit a team player and gets the best out of people. In the future, I see huge opportunities and tremendous challenges for Infosys. I am sure Kris will be as successful as his predecessors, perhaps even more. On behalf of all of us, I wish Kris a brilliant future.

Shibu is smart, focused, target-oriented, and has a keen eye for detail – ideal attributes for a COO. He is a disciplinarian who believes in leading by example. He is a strict believer in systems. He has been a huge success as the Head of Sales and Customer Delivery. I have no doubt he will be a very successful COO. On behalf of all of us, I wish Shibu great success.

Infosys has always had a high-performance work ethic and Infoscions have consistently proved their ability to take on challenges. I am sure Nandan, Kris and Shibu will together perform extremely well with the outstanding team they have.

My best wishes to all of them.

# The year at a glance

*in Rs. crore, except per share data*

| | 2007 | 2006 | Growth (%) |
|---|---|---|---|
| **Financial performance** | | | |
| Income | 13,149 | 9,028 | 45.6 |
| Export income | 12,939 | 8,864 | 46.0 |
| Gross profit | 5,871 | 4,141 | 41.8 |
| Operating profit (PBIDTA) | 4,225 | 2,989 | 41.4 |
| Profit after tax* | | | |
| Before exceptional items | 3,777 | 2,421 | 56.0 |
| After exceptional items | 3,783 | 2,421 | 56.3 |
| EPS before exceptional item* (par value of Rs. 5 each) | | | |
| Basic | 67.82 | 44.34 | 53.0 |
| Diluted | 66.33 | 43.10 | 53.9 |
| Dividend (excluding silver jubilee special dividend in 2006) | | | |
| Per share | 11.50 | 7.50 | 53.3 |
| Amount | 649 | 412 | 57.5 |
| Gross profit margin (%) | 44.6 | 45.9 | |
| Operating profit margin (%) | 32.1 | 33.1 | |
| PAT before exceptional items* / total income (%) | 28.7 | 26.8 | |
| PAT after exceptional items* / total income (%) | 28.8 | 26.8 | |
| Return on average net worth (%) | 41.9 | 39.9 | |
| Capital expenditure | 1,443 | 1,048 | 37.7 |
| **Financial position** | | | |
| Fixed assets | 3,107 | 2,133 | 45.7 |
| Cash and cash equivalents (including liquid mutual funds) | 5,650 | 4,463 | 26.6 |
| Net current assets | 7,137 | 3,832 | 86.3 |
| Total assets | 11,162 | 6,897 | 61.8 |
| Debt | – | – | |
| Equity | 286 | 138 | 107.3 |
| Net worth | 11,162 | 6,897 | 61.8 |
| Debt equity ratio (%) | – | – | |
| Cash and cash equivalents / total assets (%) | 50.6 | 64.7 | |
| Market capitalization | 1,15,307 | 82,154 | 40.4 |

*Note: The figures above are based on unconsolidated Indian GAAP financial statements.*
*1 crore equals 10 million.*
**The net profit for 2007 includes a reversal of tax provision of Rs. 125 crore.*


6,860
9,028
13,149
2005
2006
2007
Income
(Rs. crore)
6,726
8,864
12,939
2005
2006
2007
Exports
(Rs. crore)
1,859
2,421
3,777
2005
2006
2007
PAT before exceptional items
(Rs. crore)

# Contents

| | |
|---|---|
| Letter to the shareholder | 15 |
| Awards for Excellence 2006-07 | 17 |
| CEO and CFO certification | 23 |
| Directors' report | 24 |
| Management's discussion and analysis | 45 |
| Auditors' report | 60 |
| Balance sheet | 62 |
| Profit and loss account | 63 |
| Cash flow statement | 64 |
| Schedules | 65 |
| Balance sheet abstract and company's general business profile | 86 |
| Consolidated financial statement | 87 |
| Risk management report | 108 |
| Corporate governance report | 111 |
| Shareholder information | 127 |
| Share price chart | 130 |
| Frequently asked questions | 131 |
| Select historical data | 133 |
| Revenue segmentation | 135 |
| Ratio analysis | 136 |
| Statutory obligations | 139 |
| Human resources valuation | 140 |
| Brand valuation | 141 |
| Balance sheet including intangible assets | 142 |
| Current-cost-adjusted financial statements | 143 |
| Intangible assets score sheet | 145 |
| Economic Value-Added (EVA®) statement | 147 |
| Value Reporting™ | 148 |
| Management structure – Infosys Technologies Ltd. | 149 |
| Infosys Foundation | 150 |
| Report on environment, health and safety | 151 |
| Financial statements (unaudited) presented in substantial compliance with GAAP requirements of various countries and International Financial Reporting Standards and reports of substantial compliance with the respective corporate governance standards | 158 |
| Annual General Meeting (AGM) notice | |

# Letter to the shareholder



Nandan M. Nilekani
*Chief Executive Officer and Managing Director*

S. Gopalakrishnan
*President, Chief Operating Officer, Joint Managing Director, and Head – Customer Service Technology*

Dear Shareholder,

This landmark year for Infosys has seen the culmination of an exhilarating odyssey marked by many distinctions and firsts. Working closely with our clients, we have demonstrated thought leadership and grown into a trusted partner to define their agenda for transformation. We have successfully fostered a unique and disruptive business model – one that is attractive to our clients because it is faster, better, more economical and more innovative than that of our competitors.

In July, we celebrated our 25th anniversary by becoming the first company to remotely ring the NASDAQ opening bell from India. The event was a telling testimony to the maturity of our business model in a world that is fast becoming 'flat' due to the interplay of globalization with technological, demographic and regulatory forces.

To taste success in this milieu, we believe that companies must make four decisive shifts in the way they operate – they must innovate rapidly, profit from information, build globally-competitive cost structures, and shrink response time to business turns. We call this the ability to 'think flat'.

For nearly three decades, Infosys has built the expertise and acumen to be an effective and trusted transformation partner. We help shape our clients' strategy and empower them to shift their operational priorities. Our unique approach helps companies become more innovative, information-intensive, adaptive and competitive – the qualities essential for winning in the flat world.

In terms of transformation, Infosys has led by example. Our customers have endorsed the success of our global delivery model, which we pioneered in the IT industry. Our litmus test for creating winning solutions is to live the ideal and be the change.

This fiscal, we report revenue growth of about $1 billion. At the beginning of the financial year, we offered a guidance of 28.7% – 30.7% growth in revenues and 26.4% – 28.4% growth in earnings in Rupee terms. The success of various initiatives has helped us achieve revenue growth of 45.9% and 48.5% growth in earnings from ordinary activities and excluding tax reversals.

We added 160 clients during the year. Client accounts have seen all-round growth, with million-dollar relationships increasing from 221 to 275. In the last 12 months, we have had one client contributing over $200 million, three clients contributing over $100 million and 12 clients contributing over $50 million. Our top client contributes 7.0% of the total revenue while the top ten collectively contribute 31.4%. Our customers' faith in our business model is reinforced by the fact that repeat business accounts for 95.3% of our revenues.

In November, we completed a sponsored secondary offering of 3,00,00,000 American Depositary Shares (ADSs), representing 3,00,00,000 equity shares (one equity share represents one ADS) at a price of US $53.50 per ADS, excluding underwriting discounts and commissions. The aggregate size of the offering exceeded US $1.6 billion, making it the largest international equity offering from India at that time.

We achieved important milestones in our endeavor to become a mainstream global stock. We were included in the NASDAQ Global Select Market in July 2006. The NASDAQ Global Select Market has the highest initial listing standards of any exchange in the world, based on financial and liquidity requirements. In December, we joined the NASDAQ-100 Index, which comprises the 100 largest non-financial stocks on the NASDAQ Stock Market in terms of market capitalization. We are the first Indian company to be added to the NASDAQ-100 Index. We are the only Indian company to be part of any major global index.

We have recommended a final dividend of Rs. 6.50 per share (130% on par value of Rs. 5 per share) for fiscal 2007 amounting to Rs. 371 crore. Including the interim dividend of Rs. 5 per share (100% on par value of Rs. 5 per share) amounting to Rs. 278 crore, the total dividend recommended for the year is Rs. 11.50 per share (230% on par value of Rs. 5 per share), amounting to Rs. 649 crore.

Our investments in enriching and synergizing our portfolio of services have created compelling value propositions for our clients, who are leveraging our capability to drive their transformation programs. We saw strong growth in consulting, engineering services and package implementation. Services such as infrastructure management, business process management and independent validation also grew steadily.

In Europe, revenues grew in the banking and financial services sector as well as in telecom, retail and manufacturing. We strengthened our relationship with a large European Bank with a strategic multi-year, multi-million-dollar application development and maintenance engagement. In the UK, we enabled a large telecom client to rapidly launch high-speed broadband. We announced a global alliance with a large oilfield and information services company for exploration and production information management.

Our expertise in key technology-driven services continued to boost our clients' competitiveness. Our Service Oriented Architecture (SOA) offerings powered a large European energy company's initiatives for business-IT alignment. We deployed SAP solutions for Radio Frequency Identification (RFID) for the Global Track and Trace System of a customer who is a world leader in pallet and container pooling services.

Our performance in the Banking and Financial Services sector won the appreciation of analysts and industry bodies. A leading analyst ranked us the fastest growing Technology and Service Provider (TSP) to the US financial services market. We ranked 18th on the prestigious FinTech 100 list and eighth among the FinTech top 10 companies serving the insurance industry. A large financial services company in the US named Infosys its 'IT Vendor of the Year' for 2006.

Finacle®, the universal banking solution from Infosys, forged ahead with wins in Europe and the Middle East. Finacle® was positioned in the Leader Quadrant in the Magic Quadrant for International Retail Core Banking Solutions released by Gartner. Finacle® also emerged a leader in a retail banking platform study by a leading analyst.

We added 30,946 employees (net 19,526) during the year, growing our global strength, including subsidiaries, to 72,241. Our investments in the education system through our Campus Connect and Project Genesis initiatives have qualitatively enhanced the talent pool in educational institutions to meet future demand.

InStep, our global internship program, turned graduates into brand ambassadors. The program, which was endorsed by leading American universities, received over 12,000 applications for 125 positions this year, enabling us to select the top 1% of applicants.

To support future growth, we are making substantial investments in creating a scalable training engine at our campus in Mysore, which houses the world's largest corporate university. By December 2007, we will be able to train 13,500 employees at a time.

Managing and retaining talent is critical for success in a flattening world and we believe Infosys draws strength from its people. We won the 2006 SHRM (Society for Human Resource Management) Human Capital Leadership Award under the Innovative Business Solutions Category. We also won the Optimas award presented by *Workforce Management* magazine in the 'Global Outlook' category.

We are continuously honing competencies and refining our expertise to improve the range and depth of our service offerings. About 31,000 Infosys employees were certified at various levels during the year. We also expanded our Enterprise Architecture capabilities with a record number of architects certified by The Open Group Architecture Framework (TOGAF).

Progeon Limited, our business process outsourcing subsidiary, was renamed Infosys BPO Limited effective August 29, 2006. On June 30, 2006, Infosys acquired 87,50,000 equity shares of Infosys BPO Limited from Citicorp International Finance Corporation for a consideration of Rs. 530 crore. On December 8, 2006, the shareholders of Infosys BPO approved a buyback of up to 12,79,963 equity shares at a fair market value of Rs. 604 per equity share. Pursuant to the buyback offer, Infosys BPO bought back 11,39,469 equity shares, which were subsequently cancelled on December 29, 2006. In January 2007, the Company initiated the purchase of all the share and outstanding options in Infosys BPO from its shareholders and option holders comprising current and former employees of Infosys BPO. The shareholders were given a choice to sell their shares at fair market value and the option holders were given the choice to sell their options and / or swap Infosys BPO options for Infosys options at a swap ratio based on fair market value. Consequent to this proposal, Infosys has paid an aggregate of Rs. 71 crore for the purchase of shares and options, and granted 1,51,933 Infosys options under the 1999 plan valued at Rs. 12 crore. Accordingly, the investment in Infosys BPO has increased by Rs. 83 crore and reserves have increased by Rs. 12 crore. Additionally, the Company has committed to a deferred share purchase with the shareholders of Infosys BPO. As per the agreement, Infosys will purchase 3,60,417 Infosys BPO shares for Rs. 22 crore by February 2008. The same will be accounted as investment on conclusion of the agreement along with the transfer of title in the shares. Upon conclusion, Infosys' holding in Infosys BPO would be 99.98%.

Additionally, our subsidiary Infosys Technologies (Shanghai) Company Limited was renamed Infosys Technologies (China) Company Limited.

Our vision to disseminate information technology and create jobs in India's tier-2 cities received a boost with the inauguration of the Infosys BPO center in Jaipur, Rajasthan.

Team leadership of the highest quality has been one of the pillars of our success and it is our top priority to ensure its continuity. We have among our leaders a wealth of talent, vision and gravitas, which enables us to lay down a long-term succession plan and propel the company to its next stage of growth.

On August 20, 2006, Mr. N. R. Narayana Murthy, Chairman and Chief Mentor, retired from the services of the company. The Board resolved to appoint him as an Additional Director of the Company, as well as the Non-Executive Chairman of the Board and Chief Mentor with effect from August 21, 2006.

Nandan M. Nilekani, CEO and Managing Director, will assume the role of Co-Chairman of the Board of Directors. S. Gopalakrishnan (Kris), currently Chief Operating Officer, President and Joint Managing Director, will take over as Chief Executive Officer and Managing Director. S. D. Shibulal, currently serving as Member of the Board and Group Head – World-wide Customer Delivery & Sales, will now be the Chief Operating Officer. They will execute their new roles with effect from June 22, 2007.

We have now embarked on the most critical part of our journey – the next 25 years. With renewed commitment to our stakeholders, we will continue to partner with the world's leading companies to help them win in the flat world by enhancing their competitiveness. With gratitude to our investors, employees, customers and all stakeholders, we look forward to your continued support in our endeavor.

| | |
|---|---|
| **Nandan M. Nilekani**<br>*Chief Executive Officer and Managing Director* | **S. Gopalakrishnan**<br>*President, Chief Operating Officer, Joint Managing Director, and Head – Customer Service and Technology* |

Bangalore
April 13, 2007



*Winners forget they are in a race, they just love to run.*

– Joe Pesci, Academy Award-winning actor

# Awards for Excellence 2006-07

At the heart of Infosys, is the passion to excel and every Infoscion is on a subliminal journey – to cross set boundaries, surpass limits, win and deliver, over and over again. The journey has no end in itself and competition is of no consequence. Our fascination is in the pursuit of excellence and what lies beyond it. That's the indomitable spirit the Awards for Excellence seeks to recognize.

## First Prize

### Account Management

British Telecom team
- Ashutosh Saxena
- Lalit Kumar Bansal
- Mandeep Singh Kvatra
- Ravi Meenakshi

### Brand Management

Finacle marketing team
- Anil Kumar N. S.
- Girish Vishwanath Chirravoori
- Gita Jayanth
- Navin Chempakvilas Rammohan
- Sujeet Pramanik
- Sumit Virmani

### Business Solutions

Infosys Catalytic IT team
- Balaji Sampath
- Brad Sommer
- Charles Anthony McNamara
- Colin Pinto
- Krishnan Narayanan
- Manish Srivastava
- Nagaraj S.
- Pradeep Prabhu
- Prasad Joshi
- Srinivasan Natarajan

Infosys Transformational Order Management (ITOM) solution team
- Ajay Venkatesh
- Krishnan Parasuraman
- Manoj Kumar Singh
- Partha Bose
- Rajesh Kumar Dubey
- Rajiv Raghunandan
- Romit Dey
- Sajjad Jaffer
- Satish P. Nair
- Sourabh Deshmukh

### Customer Delight

EMP local loop unbundling E2E testing team
- Abhishek Gautam
- Dinesh C. V. Reddy
- Jai Pratap Vadnere
- Jayasundar Rajagopalan
- Nazhat Aysha
- Raghuram Chilakamarri
- Ravi Kumar Desigan Seshadhri
- Vinay Ramesh Vasudeva

### Department Management

Computers and Communications Division

### Development Center Management

Chennai Development Center

Mangalore Development Center

## Infy Champion

### Domain
Jayanth M. S.

### Programming Skills
Dinesh Babu Govindarajan
Kishore Gopinath
Paramjyot Singh

### Technology
Raghavan S.
Vinay Kumar Jha

## Innovation

### Innovation for Initiatives

### British Telecom products and services design team
Anamika Mahajan
Ankur Bhan
Lokendra Singh
Rajesh Rameshchandra Khanduja
Sanjay Jaishing Awari
Sanjeev Kumar

### Intellectual Property Creation

### Grid computing systems and methods
Anirban Chakrabarti
Anirban Ghosh
Dheepak R. A.
Ira Gupta
Shakeb Mohammed Ali

## Internal Customer Delight

### Sparsh team
Gaurav Kumar
Lakshmi Mangalassery
Pushpalee Lobo
Ravi Panghat
Sridhar Marri
Varshesh Joshi

## One Infy Excellence

### One Infy – Account

### British Telecom team
Ishwar C. Halalli
Milind Vinod Dikshit
Mukul Gupta
Naveen Mehta
Ramanan Ramakrishna
Ritesh Gandhi
Sanjeev Arya
Sundareshwar V.
Sushil Agarwal
Viraj Malik

### Internal Cross-functional Team

### Infosys Catalytic IT team
Jim Shand
Marc R. Grau
Mohamed Anis
Neeraj Vasudeo Kulkarni
Pradeep Sanyal
Sambhav Jain
Sohrab Peshoton Kakalia
Srikanth Srinivasan
Stephen Charles Vincent Kelly
Vivek

## People Development

### CSG competency development program team
Amit Kumar
Neeraj Kumar
Patricia Ann Martin
Sushanth Michael Tharappan
Suyash Vilas Lad
Vinay Rao

## Project Execution Excellence

### Team for a leading specialty retailer of consumer electronics goods
Amit Singi
Anitha Shenoy
Dileep Krishna T. G.
Guneet Singh Paintal
Justin Jacob
Madhavan Kandhadai Vasantham
Sreekanth S.
Venkata Sai Giridhar Kuppili
Vikram Somaraj
Vinayak A. Hegde

### CISCO – SDS IT finance managed services team
Bhupendra Singh Chauhan
Dipti Gupta
Krishna Prasad C. N.
Mihir Hemendrakumar Gandhi
Nitesh Kumar Aggarwal
Pradeep C.
Ritu Prasad
Saraswati Sivasankar
Sourav Ghosh

### Equity trading and compliance team
Anantha Padmanabhan Raghavan Kannan
Ashwani Nag
Ganesh Kumar M.
Giridhar Agoram
Kalaivani K. G.
Karen Ponnudurai
Meenakshi N.
Shanmugam Jayavelu Kolasi
Srinivasan Govindarajan

### Usage processing team for a large communication service provider
Ashok Kumar Saxena
Gokul Raj Nandagopal
Harikrishnan Umapathy
Karkuzhali Thiruvengadam
Lalitha G.
Muruganantham
Pavithra Kannan
Sowmya V. S.
Srihari Gopalan
Vivek S.

## Sales Management

### ABB OsA pursuit team
Anoop Jain
Balasubramanian Venkatachalam
Jitin Goyal
Nivedita Krishnamurthy
Prabhakaran Loganathan
Rajesh Rao A.
Samiksha Nanda
Venkata Sesha Chalapathy Rao Tenneti

### Team for a leading fashion apparel retailer
John Kalil
Prateek Sinha
Sandeep Deepak Dadlani
Sanjay Dalwani
Sanjay Saigal
Shivaprakash Rao
Sivakumar H.
Sridhar Honnavali Sharma

## Special Category

### International corporate tax team
Krishnan S.
Narayanan Ramaswamy
Rajesh Prabhu
Sathyendra Bhat
Sriram V.
Sunil K. Dhareshwar

## Systems and Processes

### The Foundation Program deployment methodology in Campus Connect initiative
Amrita Deo
Mukundh Nagarajan
Nagendra R. Prasad
Sivasubramanyam Yanambakkam
Soudamini Randhir Patil
Zamir Rafique Sayyed

## The Infosys Customer Satisfaction Survey 2006
Communication Service Providers
Independent Validation Solutions
Retail Distribution & Consumer Products Group

## The Infosys Internal Partnership Survey 2006
Facilities Department

## Unit Management
Communication Service Providers

## Value Champions
Hemalatha Murugesan

## Second Prize

### Account Management

Team for a leading agribusiness company
- Avinash G. S.
- Balwinder Singh Salaria
- Dilip Porwal
- Jyotirmay Padhi
- Krishnaprakash D.
- Mohan Devumal Motiani
- Saurav De Purkayastha
- Zafar Ahmed

### Brand Management

Online branding team
- Bijoy Venugopal
- Pavana
- Sanjay Eknath Nayak
- Sanjay Sahay

### Business Solutions

Multi-channel commerce solution team
- Arthur Albert Schattschneider
- Ashish Subashchandra Jandial
- David Austin Sauls
- Maruthi V. S. R. Kaza
- Michael J. Klinefelter
- Ming Tsai
- Patrick T. Ogawa
- Satyajeet Chawla
- Seth David Lively
- Venkateswaran Suriyanarayanan

### Customer Delight

LMH development team for a large European bank
- Anil Kumar Saggam
- Pankaj Jaiprakash Kankatti
- Raghu Ram K. S.
- Ravikrishnan K.
- Satya Muralidhar Bandi
- Siddharth Ravindra Bohra
- Sri Krishna V. R. Arardhi
- Sudheer Dhurjati

### Infy Champion

Domain Champion
- Joy Prakash Somani

### Innovation

Innovation for Initiatives

RFID solutions core team
- Akash Deep Batra
- Girish A. R.
- Navalkishore Ranjeet Arya
- Sateesh Seetharamiah
- Shashi Shekhar Vempati
- Vibin Balakrishnan

Innovation for IP Creation

Location-based delivery system and methods
- Kartik Muralidharan
- Kavitha Damodhiran
- Puneet Gupta

### One Infy Excellence

One Infy – Account

Team for a leading global energy company
- Anthony B. Gerth
- Bhaskar Chicknanjundappa
- Dattatraya Kulkarni
- Eric Rich
- Ganesh M.
- Murali Vasudevan
- Rajesh K. Murthy
- Robin Goswami
- Suraj Ramprasad
- Suraj Rangashayi

Team for a large investment banking account
- Amit Sagar Bhagat
- Aniruddha Majumder
- Karthik Ganeshan
- Pankaj Kulkarni
- Partha Pratim Ghosh
- Praveen Kumar
- Rajneesh Malviya
- Rama Murthy Prabhala
- Sudarshan Mandayam
- Venkatachalam P. K.

Internal Cross-functional Team

Infosys Tools Group
- Amit Gulati
- Chandrakanth Desai
- Indhuja R.
- John Kuriacose
- Koushik R. N.
- Naresh Balaram Choudhary
- Naveed Pasha Mohammed
- Raja Ranjan Senapati
- Vikas Ahuja

### People Development

Infosys project management certification team
- Aman Kumar Singhal
- Neeraj Arvind Joshi
- Om Prakash Gupta
- Prashant Pungliya L.
- Satyendra Kumar
- Vinay Chousalkar

### Program Management

Network operations center team
- Bhushan Rajaram Malshe
- Kiran Karunakar Naik
- Manish Bhisham Bhatia
- Mitesh Indravadan Bhatt
- Parag Subhash Hadas
- Ravinder Pal Singh
- Sadhanandhan P. T.
- Sunil Amrutrao Bhamare
- Varsha Dattatraya Bankar
- Vivek Shroff

Ulster integration program team
- Ambar Bandyopadhyay
- Atul Soneja
- Narahari Narasimha Murthy
- Parag Prasad
- Rajagopal P. K.
- Raman Veezhinathan C. V.
- Satish Grampurohit
- Satrajit Pal
- Vaibhav Vasantrao Pandhari
- Venkataramana Narayana Prasad

### Project Execution Excellence

British Telecom 21 Century Network
- Amandweep Suresh Goel
- Mary George
- Rajat Das
- Rajnish Chandra
- Subramanian Thangavelu
- Sunitha S. P.
- Venu Kozhummal

Team for a leading coalition loyalty program provider in the U.K.
- Diwhagaran Palanivelu
- Normanjai Singh Pauldurai
- Purushothaman Varadharajan
- Sabari Jothi H.
- Sachin Bagla
- Srinivasa Raghavan
- Sunil Vatsanath Reguna
- Tabraze Humayun

Retail Diary team
- Badarinath Sathyanarayan Chegu
- Lavanya Jayant Uchil
- Manish Gupta
- Ratna Madhav Burugadda Kandalie
- Rishi Gera
- Satish Venkatraman
- Shiva Kumar Satyanarayan
- Shrirang Raddi A.
- Sitangshu Supakar
- Sreekumar Madathil

Vitria maintenance team for a U.K. based client
- Adithya Kumar
- Anu Mahesh
- Bipin Chandra Joshi
- Jayant Kumar
- Karthik Rao Bappanad
- Leena Mala Bhaskaran
- Rajjit Kaur Bal
- Renju S. Rose
- Somnath Basu
- Sundeep Shivaramu

### Sales Management

The One Infy pursuit team for a U.S. based insurance service company
- Amit Mahajan
- Bellur Nirmalkumar Shanthinath
- Mark Richard Seeley
- Muthusubramanian B.
- Rahul Laxmikant Bhattad
- Sanjay Mohan
- Tim Bilali
- Vijay Rajan

Leading CPG manufacturer team
- Arindam Maitra
- Arun Raghavapudi
- Dinesh R.
- Krishna K. V.
- Lavanya R. Iyer
- Manish Tandon
- Nitesh Mittal
- Yashwant Agastwar

Team for a retail chain in the mideast region of the U.S.
- Achin Sahay
- Aniket Rajiv Maindarkar
- Anirudh Goel
- Balaraj D. A.
- Gopal Devanahalli
- Mona Madan
- Praveen Kumar K.
- Srikanth M. Ramesh Iyengar

### Social Consciousness

Hinjawadi Foundation team
- Gayatri Manohar Patil
- Jagdish Mahendra Majethiya
- Karan Nalin Kumar Shah
- Maninder Kaur
- Neha Chhabra
- Priti Budhia
- Priyank Mishra
- Ram Ramesh Kariya
- Sanjay Bipinchandra Pancholi
- Shilpa Hemal Shah
- Yamini Wasudeo Nafde

### Systems and Processes

BrITE team
- Anuradha Balasubramaniam
- Hareshkumar Mahadevrao Amre
- Jayeeta Dutta
- Prakash Viswanathan
- Sujatha Balasundaram
- Thangappan Muthusamy

## Third Prize

### Account Management

Microsoft account management team
- Anand Swaminathan
- Guru S. Sangameshwar
- Mandeep Singh
- Mathias Herzog
- Ravindra Shivaji Mohite
- Santhanakrishnan S.
- Venkatesh R. L.
- Venugopal S.

### Brand Management

Retail & Consumer Products Group marketing team
- Anantha Radhakrishnan
- Atul Mehra
- Kishor Seshadri Gummaraju
- Vijay Sairam Pratap

### Business Solutions

Enterprise performance testing solutions team
- Kaushik Ramakrishnan
- Krishna Seshadri Thirukarangudi
- Late Anand Baliga
- Shubha Bellave
- Venkataraghavan Seshadri

Product development effectiveness solution team
- Ajai Vasudevan
- Ameer Saithu
- Gopalan A.
- Jaismon Emmanuel
- Mihir Kumar
- Rajiv Puri
- Ravi Kumar G. V. V.
- Srinivaskumar Prasadarao Akunuri
- Sudip Singh
- Sumeet Bhatia

### Customer Delight

Team for a leading specialty retailer of consumer electronics goods
- Gopikrishnan Konnanath
- Satya Prakash Singh

Team for a leading retail grocery in the northeast region of the U.S.
- Francis Dale Vaz
- Krishna Murthy Raghavulu
- Maju Devassy
- Sangamesh Bagali
- Shaihbaz Ali Mastan

### Infy Champions

Domain
- Robert Semple Eichler

Technology
- Vishnu Sharma

### Innovation

Innovation for Initiatives

APAC Academy team
- Dhanalakshmi
- Nitesh Banga
- Pramod Prakash Panda
- Rakesh Mohan Pandey
- Samson David
- Suparna Shankar

Infosys ASPEN framework team
- Dheeraj Agarwal
- Hari Gopal K. B. Ponnapalli
- Maneesh Kumar Ponnath
- Mohammad Amir Siddiqui
- Vishal Krishna Saxena

Innovation for IP Creation

A software system for modelling architecture for business systems and methods
- Kapadia Riaz J.
- Santonu Sarkar
- Srinivas Thonse

### People Development

Foundation Program GEC team
- Ravindra Muthya Pranesha Rao
- Rekha Talakad Shanmukha Swamy
- Satheesha B. N.
- Shivakumar K. S.
- Subraya B. M.
- Sundar K. S.

IVS Academy team
- Ajay Prasad Pandey
- Aruna Banavar Shankar
- Kartik Krishnaswamy
- Rajasekhar Veeramachaneni
- Shishank Gupta
- Veda Srinivasan Suraj

### Program Management

ABN AMRO Bank North America 'Harvest' transition program team
- Ashwini Abhijit Kuber
- Mohan Narayanan
- Nitesh Jain
- Rajesh Shashikant Pandit
- Ramaswamy Kumaraswamy Rajaram
- Ramnath Sankaran
- Rekha Dipanjan Dey
- Roger George Mellor
- Steven Lee Bruss
- Urvesh Bipin Shah

### Systems and Processes

ALERT – Accelerated risk prediction team
- Ashoka K. R.
- Ramakrishnan M.
- Shivram R.
- Sravan Kumar

### Value Champions

Kiran Ramchandra Shirgaonkar

## Special Winners

### Social Consciousness

Team Sanjeevani
- Ajish Murali
- Ansu A. S.
- Asha Kurup
- Indu Thankamma Ponnappan
- Lakshmy B. Nair
- Pyari Krishnan
- Rajeev Raghavan Paranganatt
- Ravikumar Balan
- Sankar Satish
- Vinod Gopalakrishnan

Team SNEHAM
- Blesson George
- Gopalakrishnan Kalyanaraman
- Kavitha Badhri
- Rajadurai Pandidurai
- Sankara Narayanan Arumugam
- Srikanth Ganesan
- Sujith Kumar John Peter
- Thothadri Srinivasan


The Infosys Board of Directors

**Dr. Omkar Goswami**
*Independent Director*

**Rama Bijapurkar**
*Independent Director*

**Mohandas Pai T. V.**
*Director and Head – Administration, Education & Research, and HRD*

**Prof. Marti G. Subrahmanyam**
*Independent Director*

**Claude Smadja**
*Independent Director*

**David L. Boyles**
*Independent Director*

**Srinath Batni**
*Director and Group Co Head – World-wide Customer Delivery*

**Sridar A. Iyengar**
*Independent Director*

**Jeffrey S. Lehman**
*Independent Director*

**Dinesh K.**
*Director and Head – Communication Design Group, Information Systems, and Quality & Productivity*

**Shibulal S. D.**
*Director and Group Head – World-wide Customer Delivery and Sales*

**Deepak M. Satwalekar**
*Lead Independent Director*

**Nandan M. Nilekani**
*Chief Executive Officer and Managing Director*

**Narayana Murthy N. R.**
*Chairman and Chief Mentor*

**Gopalakrishnan S.**
*President, Chief Operating Officer, Joint Managing Director, and Head – Customer Service and Technology*

# The Infosys Management Council



**Nandan M. Nilekani**
*Chief Executive Officer, Managing Director, and Chairman – Management Council*

**Sanjay Purohit**
*Associate Vice President – Corporate Planning and Member Secretary – Management Council*

**Amitabh Chaudhry**
*Chief Executive Officer and Managing Director – Infosys BPO Limited*

**Arun Ramu**
*Vice President – Independent Validation Services*

**Ashok Vemuri**
*Senior Vice President – Banking & Capital Markets*



**Balakrishnan V.**
*Chief Financial Officer*

**Bikramjit Maitra**
*Vice President and Head – Human Resources Department*

**Binod H. R.**
*Senior Vice President – Commercial & Facilities*

**Chandra Shekar Kakal**
*Senior Vice President – Enterprise Solutions*

**Deepak Sinha**
*Vice President – Computer & Communications Division*

**Dheeshjith V. G.**
*Vice President – Transportation & Services*



**Dinesh K.**
*Director and Head – Communication Design Group, Information Systems, and Quality & Productivity*

**Eric S. Paternoster**
*Vice President – Insurance, Healthcare & Life Sciences*

**Frank A. J. Gonsalves**
*Vice President – Automotive & Aerospace*

**Gary Ebeyan**
*Chief Executive Officer and Managing Director – Infosys Technologies (Australia) Pty. Limited*

**Girish G. Vaidya**
*Senior Vice President – Infosys Leadership Institute*

**Gopalakrishnan S.**
*President, Chief Operating Officer, Joint Managing Director, and Head – Customer Service and Technology*

**James Lin**
*Chief Executive Officer and Managing Director – Infosys Technologies (China) Company Limited*

**John K. Conlon**
*Senior Vice President – Global Alliances*

**Merwin Fernandes**
*Vice President and Global Head – Finacle Sales and Marketing*

**Mohandas Pai T. V.**
*Director and Head – Administration, Education & Research, and HRD*

**Muralikrishna K.**
*Vice President – Systems Integration*

**Narendran Koduvattat**
*Vice President – Energy, Utilities & Resources*

**Padmanabhan Venkataraman**
*Vice President – Canada*

**Parameswar Y.**
*Vice President – Product Engineering*

**Prasad T. P.**
*Senior Vice President – Hi Tech & Discrete Manufacturing*

**Pravin Rao U. B.**
*Senior Vice President – Retail, Distribution & Consumer Products Group*



**Priti Jay Rao**
*Senior Vice President – Infrastructure Management Services, and Head – Pune Development Center (Phase 1)*

**Ramachandran K. G.**
*Consultant – Infosys Leadership Institute*

**Ramadas Kamath U.**
*Senior Vice President and Head – Administration, Infrastructure & Security*

**Ranganath Dwarakanath M.**
*Vice President – Domain Competency Group*

**Ravindra Muthya Pranesha Rao**
*Senior Vice President – Education & Research*

**Satyendra Kumar**
*Senior Vice President – Quality & Productivity*



**Shibulal S. D.**
*Director and Group Head – World-wide Customer Delivery and Sales*

**Sivashankar J.**
*Vice President – Information Systems*

**Srinath Batni**
*Director and Group Co Head – World-wide Customer Delivery*

**Srinivas B. G.**
*Senior Vice President – Europe, Middle East & Africa*

**Srinivas Uppaluri**
*Associate Vice President – Corporate Marketing*

**Sriram V.**
*Senior Vice President – Asia Pacific*

**Stephen Pratt**
*Chief Executive Officer and Managing Director – Infosys Consulting, Inc.*

**Subhash B. Dhar**
*Vice President – Communication Service Providers*

**Subramanyam G. V.**
*Vice President – Microsoft Technology Centre and Software Engineering & Technology Labs*

**Suketu Patel**
*Associate Vice President – Strategic Global Sourcing*

**Valmeeka Nathan**
*Vice President – Product Lifecycle & Engineering Solutions*

## The Board of Directors

### Infosys Technologies Limited

Narayana Murthy N. R.
*Chairman and Chief Mentor*

Nandan M. Nilekani
*Chief Executive Officer and Managing Director*

Gopalakrishnan S.
*President, Chief Operating Officer, Joint Managing Director, and Head – Customer Service and Technology*

Deepak M. Satwalekar
*Lead Independent Director*

Prof. Marti G. Subrahmanyam
*Independent Director*

Dr. Omkar Goswami
*Independent Director*

Rama Bijapurkar
*Independent Director*

Claude Smadja
*Independent Director*

Sridar A. Iyengar
*Independent Director*

David L. Boyles
*Independent Director*

Jeffrey S. Lehman
*Independent Director*

Dinesh K.
*Director and Head – Communication Design Group, Information Systems, and Quality & Productivity*

Shibulal S. D.
*Director and Group Head – World-wide Customer Delivery and Sales*

Mohandas Pai T. V.
*Director and Head – Administration, Education & Research, and HRD*

Srinath Batni
*Director and Group Co Head – World-wide Customer Delivery*

### Infosys BPO Limited

Mohandas Pai T. V.
*Chairperson*

Amitabh Chaudhry
*Chief Executive Officer and Managing Director*

Jayanth R. Varma
*Independent Director*

Sridar A. Iyengar
*Independent Director*

Shibulal S. D.
*Director*

Srinivas B. G.
*Director*

Eric S. Paternoster
*Director*

### Infosys Technologies (China) Co. Ltd.

Shibulal S. D.
*Chairperson*

James Lin
*Chief Executive Officer and Managing Director*

Narayana Murthy N. R.
*Director*

Mohandas Pai T. V.
*Director*

Srinath Batni
*Director*

Sriram V.
*Director*

Prasad T. P.
*Director*

### Infosys Technologies (Australia) Pty. Ltd.

Dinesh K.
*Chairperson*

Gary Ebeyan
*Chief Executive Officer and Managing Director*

Armen Kocharyan
*Director*

Srinath Batni
*Director*

Balakrishnan V.
*Director*

Sriram V.
*Director*

Subhash Dhar
*Director*

Pravin Rao U. B.
*Director*

### Infosys Consulting, Inc.

Gopalakrishnan S.
*Chairperson*

Stephen Pratt
*Chief Executive Officer and Managing Director*

Narayana Murthy N. R.
*Director*

Shibulal S. D.
*Director*

Balakrishnan V.
*Director*

Ashok Vemuri
*Director*

Chandra Sekhar Kakal
*Director*

### Supervisory Board of Infosys BPO S.R.O.

Amitabh Chaudhry
*Chairperson*

Srinivas B. G.
*Director*

Ritesh Mohan Idnani
*Director*

## Board Committees

### Audit committee

Deepak M. Satwalekar, *Chairperson*
David L. Boyles
Prof. Marti G. Subrahmanyam
Dr. Omkar Goswami
Rama Bijapurkar
Sridar A. Iyengar

### Compensation committee

Prof. Marti G. Subrahmanyam, *Chairperson*
Deepak M. Satwalekar
Jeffrey S. Lehman
Sridar A. Iyengar

### Nominations committee

Claude Smadja, *Chairperson*
David L. Boyles
Deepak M. Satwalekar
Jeffrey S. Lehman
Dr. Omkar Goswami

### Investor grievance committee

Rama Bijapurkar, *Chairperson*
Claude Smadja
Jeffrey S. Lehman
Dr. Omkar Goswami

### Risk management committee

David L. Boyles, *Chairperson*
Claude Smadja
Prof. Marti G. Subrahmanyam
Sridar A. Iyengar

## Management Council Invitees

Aashish Bansal
*Associate Vice President – Energy, Utilities and Resources (Sales)*

Abhay M. Kulkarni
*Associate Vice President – Transportation and Services (Delivery)*

Abhimanyu Acharya
*Member – Engagement Management – Banking and Capital Markets (Sales)*

Alexandre Elvis Rodrigues
*Associate Vice President – Transportation and Services (Sales)*

Anand Nataraj
*Associate Vice President – Communication Service Providers (Sales)*

Ankush Patel
*Associate Vice President – Energy, Utilities and Resources (Sales)*

Anup Uppadhayay
*Associate Vice President – Europe, Middle East and Africa (Sales)*

Anurag Vardhan Sinha
*Associate Vice President – Insurance, Healthcare and Life Sciences (Sales)*

Ardhendu Sekhar Das
*Divisional Manager and Head – Bhubaneswar Development Center*

Balaji Yellavalli
*Associate Vice President – Banking and Capital Markets (Delivery)*

Balakrishnan J. P.
*Associate Vice President – Systems Integration (Sales)*

Col. Sadananda S. Nayak
*Chief Security Officer – Facilities*

Deepak Nanjunda Swamy
*Associate Vice President – Communication Service Providers (Sales)*

Dharmendra Patwardhan
*Associate Vice President – Operations, Infosys BPO Limited*

Dinesh R.
*Associate Vice President – Energy, Utilities and Resources (Delivery)*

Ganesh Gopalakrishnan
*Vice President – Insurance, Healthcare and Life Sciences (Delivery)*

Gaurav Rastogi
*Associate Vice President – Sales Overhead*

Geetha Kannan
*Associate Vice President – Human Resources Department*

Gopinath Sutar
*Associate Vice President – Hi Tech and Discrete Manufacturing (Sales)*

Haragopal M.
*Vice President – Finacle*

Jamuna Ravi
*Associate Vice President – Banking and Capital Markets (Delivery)*

Jeffrey Anderson Bannister
*Associate Vice President – Infrastructure Management Services (Sales)*

Joydeep Mukherjee
*Associate Vice President – Operations, Infosys BPO Limited*

Kaushik Ray
*Corporate HR Manager – Compensation & Benefits, Human Resources Department*

Krishnamoorthy Ananthasivam
*Vice President – Retail, Distribution & Consumer Products Group (Delivery), and Head – Thiruvananthapuram Development Center*

Meera Innanje
*Associate Vice President – Operations, Infosys BPO Limited*

Ming Tsai
*Managing Director – Infosys Consulting, Inc.*

Mohit Joshi
*Associate Vice President – Banking and Capital Markets (Sales)*

Mukul Gupta
*Associate Vice President – Communication Service Providers (Sales)*

Nagarajan Venkateswaran
*Associate Vice President – Sales Overhead*

Narsimha Rao Manepalli
*Associate Vice President – Enterprise Solutions and Head – Hyderabad Development Center*

Patrick T. Ogawa
*Associate Vice President – Retail, Distribution & Consumer Products Group (Sales)*

Prabhakar Devdas Mallya
*Vice President – Security Audit and Architecture*

Praveen Kumar
*Associate Vice President – Europe, Middle East and Africa (Sales)*

Rajesh K. Murthy
*Associate Vice President – Enterprise Solutions (Sales)*

Rajiv Bansal
*Associate Vice President – Finance*

Ram C. Kumar
*Associate Vice President – Product Engineering (Sales)*

Rama N. S.
*Vice President – Product Engineering (Delivery), and Head – Bangalore Development Center*

Ramaa Sivaram
*Associate Vice President – Hi Tech and Discrete Manufacturing (Sales)*

Rangarajan V. R.
*Chief Operating Officer – Infosys Technologies (China) Company Limited*

Ravi Kiran
*Associate Vice President – Systems Integration*

Ritesh Mohan Idnani
*Vice President – Sales, Infosys BPO Limited*

Sameer Goel
*Delivery Manager – Europe, Middle East and Africa, and Head – Chandigarh Development Center*

Samson David
*Associate Vice President – Asia Pacific*

Sanat Rao
*Associate Vice President – Finacle (Sales)*

Sandeep Deepak Dadlani
*Associate Vice President – Retail, Distribution & Consumer Products Group (Sales)*

Sanjay Jalona
*Associate Vice President – Europe, Middle East and Africa*

Sathisha B. K.
*Associate Vice President – Product Lifecycle and Engineering Solutions (Sales)*

Senthil Kumar Nallasamy
*Delivery Manager – Corporate*

Seshadri Parthasarathy
*Delivery Manager – Canada Operations (Sales)*

Shaji Mathew
*Associate Vice President – Insurance, Healthcare and Life Sciences (Delivery), and Head – Mysore Development Center*

Shiv Shankar N.
*Associate Vice President – Strategic Sourcing Differentiated Delivery, and Head – Chennai (Sholinganallur) Development Center*

Sohrab Peshoton Kakalia
*Vice President – Systems Integration*

Sreenivas Bhashyam Asuri
*Associate Vice President – Automotive and Aerospace (Sales)*

Sridhar Marri
*Associate Vice President – Communication Design Group*

Srikantan Moorthy
*Vice President – Communication Service Providers (Delivery)*

Sudhir Albuquerque
*Associate Vice President – Hi Tech and Discrete Manufacturing (Delivery), and Head – Mangalore Development Center*

Sudhir Singh
*Associate Vice President – Banking and Capital Markets (Sales)*

Surya Prakash K.
*Associate Vice President – Automotive and Aerospace (Delivery)*

Uday Bhaskarwar
*Associate Vice President – Asia Pacific (Sales)*

Thothathri V.
*Associate Vice President – Retail, Distribution and Consumer Products Group, and Head – Chennai (Mahindra City) Development Center*

Vibhuti Kumar Dubey
*Delivery Manager – Enterprise Solutions, and Head – Pune Development Center (Phase 2)*

Vishnu G. Bhat
*Associate Vice President – Australia Operations (Delivery)*

## Management Council – Voice of Youth

Amar Deep Singh
*Project Manager – Energy, Utilities and Resources (Delivery)*

Bela Gupta
*Lead – Corporate Planning*

Francis Dale Vaz
*Project Manager – Retail, Distribution and Consumer Products Group*

Hai Tao Sun
*Project Manager – Infosys Technologies (China) Company Limited*

Kaushik Ramakrishnan
*Consultant – Independent Validation Solutions*

Malay Shah
*Engagement Leader – Infosys Consulting, Inc.*

Nandan Vasudev Shetiya
*Project Manager – Product Engineering (Delivery)*

Pawanraj Gokulnath Sadhwani
*Business Analyst – Automotive and Aerospace*

Peter David Norlander
*HR Support Manager – Human Resources Development*

Prithvi Prabhu
*Project Manager – Insurance, Healthcare and Life Sciences (Delivery)*

Shiraz Mishra
*Consultant – Enterprise Solutions*

Shruti Bopaiah
*Assistant Manager – Infosys BPO Limited*

Vishwesh Umeshchandra Sharma
*Programmer Analyst – Strategic Sourcing Differentiated Delivery*

## Infosys Foundation Trustees

Sudha Murty, *Chairperson*
Srinath Batni
Sudha Gopalakrishnan

# CEO and CFO Certification

We, Nandan M. Nilekani, Chief Executive Officer and Managing Director, and V. Balakrishnan, Chief Financial Officer of Infosys Technologies Limited, to the best of our knowledge and belief, certify that:

1. We have reviewed the balance sheet and profit and loss account (consolidated and unconsolidated), and all its schedules and notes on accounts, as well as the cash flow statements, and the directors' report;
2. Based on our knowledge and information, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the statements made;
3. Based on our knowledge and information, the financial statements, and other financial information included in this report, present in all material respects, a true and fair view of the Company's affairs, the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations;
4. To the best of our knowledge and belief, no transactions entered into by the Company during the year are fraudulent, illegal or violative of the Company's code of conduct;
5. We are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company, and we have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the Company's disclosure, controls and procedures;
   d) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
6. We have disclosed based on our most recent evaluation, wherever applicable, to the Company's auditors and the audit committee of the Company's Board of Directors (and persons performing the equivalent functions)
   a) all deficiencies in the design or operation of internal controls, which could adversely affect the Company's ability to record, process, summarize and report financial data, and have identified for the Company's auditors, any material weaknesses in internal controls over financial reporting including any corrective actions with regard to deficiencies;
   b) significant changes in internal controls during the year covered by this report;
   c) all significant changes in accounting policies during the year, if any, and that the same have been disclosed in the notes to the financial statements;
   d) instances of significant fraud of which we are aware, that involve management or other employees who have a significant role in the Company's internal controls system.
7. In the event of any materially significant misstatements or omissions, we will return to the Company that part of any bonus or incentive or equity-based compensation, which was inflated on account of such errors, as decided by the audit committee;
8. We affirm that we have not denied any personnel, access to the audit committee of the Company (in respect of matters involving alleged misconduct) and we have provided protection to 'whistle blowers' from unfair termination and other unfair or prejudicial employment practices; and
9. We further declare that all board members and senior managerial personnel have affirmed compliance with the code of conduct for the current year.

Nandan M. Nilekani
*Chief Executive Officer and Managing Director*

V. Balakrishnan
*Chief Financial Officer*

Bangalore
April 13, 2007

# Directors' report

To the members,

We are delighted to present our report on the business and operations of the Company for the year ended March 31, 2007.

## Results of operations

*in Rs. crore, except per share data*

| | 2007 | 2006 |
|---|---|---|
| Income from software services and products | 13,149 | 9,028 |
| Software development expenses | 7,278 | 4,887 |
| Gross profit | 5,871 | 4,141 |
| Selling and marketing expenses | 719 | 499 |
| General and administration expenses | 927 | 653 |
| Operating profit before interest and depreciation | 4,225 | 2,989 |
| Interest | – | – |
| Depreciation | 469 | 409 |
| Operating profit before tax and exceptional items | 3,756 | 2,580 |
| Other income, net | 375 | 144 |
| Provision of investments | 2 | – |
| Net profit before tax and exceptional items | 4,129 | 2,724 |
| Provision for taxation(1) | 352 | 303 |
| Net profit after tax and before exceptional items | 3,777 | 2,421 |
| Income on sale of investments, net of taxes | 6 | – |
| Net profit after tax and exceptional items | 3,783 | 2,421 |
| Balance brought forward | 2,195 | 1,428 |
| *Less:* Residual dividend paid | 4 | – |
| Dividend tax on the above | 1 | – |
| Amount available for appropriation | 5,973 | 3,849 |
| Dividend | | |
| Interim | 278 | 177 |
| Final | 371 | 234 |
| Silver jubilee special dividend | – | 827 |
| Total dividend | 649 | 1,238 |
| Dividend tax | 102 | 174 |
| Amount transferred to general reserve | 378 | 242 |
| Balance in profit and loss account | 4,844 | 2,195 |
| EPS(2) before exceptional items | | |
| Basic | 67.82 | 44.34 |
| Diluted | 66.33 | 43.10 |
| EPS(2) after exceptional items | | |
| Basic | 67.93 | 44.34 |
| Diluted | 66.44 | 43.10 |

*Note: 1 crore equals 10 million*

*(1) Includes tax reversal of Rs. 125 crore and Rs. 18 crore for fiscal 2007 and 2006 respectively*

*(2) Equity shares are of par value Rs. 5/- each*

## Business

Total income increased to Rs. 13,149 crore from Rs. 9,028 crore in the previous year, at a growth rate of 45.6%. Our software export revenues aggregated Rs. 12,939 crore, up by 46.0% from Rs. 8,864 crore the previous year. 63.8% of the revenues came from North America, 25.8% from Europe, and 8.7% from the rest of the world. The revenue from Europe increased from Rs. 2,187 crore to Rs. 3,393 crore, with a growth rate of 55.1% which is higher than other regions. The share of the fixed-price component of the business was 28.0%, as compared to 29.3% during the previous year. Blended revenue productivity, in dollar terms, increased by 5.7% during the year. Prices have been stable with an upward bias.

The gross profit amounts to Rs. 5,871 crore (44.6% of revenue) as against Rs. 4,141 crore (45.9% of revenue) in the previous year. The onsite revenues have increased from 49.8% in the previous year to 51.7%. The onsite person months comprised 30.1% of the total billed efforts as compared to 29.2% during the previous year. The operating profit amounted to Rs. 4,225 crore (32.1% of revenue) as against Rs. 2,989 crore (33.1% of revenue) in the previous year. Sales and marketing costs were 5.5% of our revenue during the year ended March 31, 2007 and 2006. General and administration expenses decreased from 7.2% in the previous year to 7.0%. We continue to reap the benefits of economies of scale. The net profit after tax and exceptional item was Rs. 3,783 crore (28.8% of revenue) as against Rs. 2,421 crore (26.8% of revenue) in the previous year. The net profit for the year includes a tax reversal of Rs. 125 crore. The tax provisions were reversed as it was no longer required in overseas jurisdictions on conclusion of assessment as well as expiry of the limitation period.

We seek long-term partnerships with clients while addressing their various IT requirements. Our customer-centric approach has resulted in high levels of client satisfaction. We derived 95.3% of our revenues from repeat business (i.e. a customer who also contributed to revenues during the prior fiscal year). We added 160 new clients, with a substantial number of large global corporations. The total client base at the end of the year stood at 500. Further, we have 275 million-dollar clients (221 in the previous year), 107 five-million-dollar clients (81), 71 ten-million-dollar clients (54), 12 fifty-million-dollar clients (9), and 3 hundred-million clients (Nil in the previous year). During the year, one of our client contributed more than $200 million of revenues.

We continued scaling up our infrastructure by adding another 29.38 lakh sq. ft. of physical infrastructure space. The total available space now stands at 119.65 lakh sq.ft. The number of marketing offices as of March 31, 2007 was 43.

### Finacle®

Finacle®, the universal banking solution from Infosys, helps banks win in the flat world by enabling them to shift their strategic and operational priorities. It maximizes their opportunities for growth, while minimizing the risks that come with large-scale business transformation. This modular solution addresses the core banking, treasury, wealth management, consumer and corporate e-banking, mobile banking and web-based cash management requirements of universal, retail and corporate banks worldwide.

Finacle® currently powers 91 banks across 54 countries, helping them serve over 100 million customers, 150 million accounts, 80,000 users and supporting over 36 million peak banking transactions per day spread across multiple installations. In the recently released reports by renowned research firms Gartner and Forrester, Finacle® has emerged among the leaders in a global evaluation of retail core banking vendors. Finacle® has also emerged as one of the most scalable core banking solutions in the world by achieving an unparalleled performance benchmark of 104 million effective transactions per hour (29,010 ETPS).

## Liquidity

We continue to be debt-free, and maintain sufficient cash to meet our strategic objectives. Liquidity in the balance sheet needs to balance between earning adequate returns and the need to cover financial and business risks. Liquidity also enables us to make a rapid shift in direction, should the market so demand. During the current year, internal cash flows have more than adequately covered working

capital requirements, capital expenditure, investment in subsidiaries and dividend payments, leaving a surplus of Rs. 659 crore. As on March 31, 2007, we had liquid assets including investments in liquid mutual funds, of Rs. 5,650 crore as against Rs. 4,463 crore at the previous year-end. These funds have been invested in deposits with banks and highly rated financial institutions.

## Increase in share capital

During the year, upon the approval of the shareholders, a bonus issue of 1:1 was made by capitalizing a sum of Rs. 138 crore from the general reserve. To provide for the issue of these additional shares, the authorized capital of the Company was increased to Rs. 300 crore consisting of 60 crore equity shares of Rs. 5/- each. Also, the Company issued 1,88,11,706 shares on the exercise of stock options under the 1998 and 1999 employee stock option plans. Due to this, the outstanding issued, subscribed and paid-up equity share capital increased from 27,55,54,980 shares to 57,12,09,862 shares as of March 31, 2007.

### Secondary American Depositary Shares (ADSs) offering

During the year, we successfully sponsored a Secondary American Depositary Share Offering. 3,477 valid applications comprising 8,40,32,322 equity shares were received during the Offer Period (November 9, 2006 to November 17, 2006).

On November 21, 2006, 3,00,00,000 ADSs representing 3,00,00,000 equity shares were sold in the Sponsored Secondary ADR Offering at a price of US $53.50 for each ADS, before underwriting commission and discounts and other offer expenses. The gross proceeds from the sale of 3,00,00,000 ADSs representing 3,00,00,000 equity shares, aggregate to over US $1.6 billion.

As part of this offering, 50,00,000 ADSs representing 50,00,000 equity shares were placed with Japanese investors through a Public Offer Without Listing (POWL).

This is the largest ever international equity offering from India at that time.

### NASDAQ-100 Index

We were added to the NASDAQ-100 Index, effective with the market opening on Monday, December 18, 2006. The NASDAQ-100 Index is composed of the 100 largest non-financial stocks on the NASDAQ Stock Market in terms of market capitalization. We are the first Indian company to be added to the NASDAQ-100 Index and are the only Indian company to be part of any major global index.

## Appropriations

### Dividend

In October 2006, we paid an interim dividend of Rs. 5/- per share (100% on par value of Rs. 5/-). We recommend a final dividend of Rs. 6.50 per share (130% on par value of Rs. 5/- per share). The total dividend amount is Rs. 649 crore, as against Rs. 1,238 crore (including silver jubilee special dividend of Rs. 827 crore) for the previous year. Dividend (including dividend tax) as a percentage of profit after tax is 19.9% as compared to 19.4% (excluding silver jubilee dividend) in the previous year.

The register of members and share transfer books will remain closed from June 8, 2007 to June 22, 2007, both days inclusive. The Annual General Meeting of the Company has been scheduled for June 22, 2007.

### Transfer to reserves

We propose to transfer Rs. 378 crore to the general reserve. An amount of Rs. 4,844 crore is proposed to be retained in the profit and loss account.

## Subsidiaries

We have four subsidiaries – Infosys BPO Limited, Infosys Technologies (Australia) Pty. Limited, Infosys Technologies (China) Company Limited and Infosys Consulting, Inc. and one step-down subsidiary Infosys BPO S.R.O. (wholly-owned subsidiary of Infosys BPO Limited).

### Majority-owned subsidiary

### Infosys BPO Limited (IBPO)

Infosys BPO Limited (formerly Progeon Limited) was incorporated in April 2002, in India, to address opportunities in the Business Process Management space. As of March 31, 2007 we hold 98.92% of the equity share capital and voting power of Infosys BPO. During the year, Infosys BPO serviced 74 clients, added 22 clients, and generated Rs. 650 crore in revenue, with a net profit of Rs. 153 crore. The employee strength as on March 31, 2007 was 11,226.

On June 2006, we acquired 87,50,000 equity shares of IBPO from Citicorp International Finance Corporation for a consideration of Rs. 530 crore. In December 2006, the shareholders of Infosys BPO approved a buyback of up to 12,79,963 equity shares at a fair market value of Rs. 604 per equity share. Pursuant to the buyback offer, IBPO bought back 11,39,469 equity shares, which were subsequently cancelled. In January 2007, we initiated the purchase of all the share and outstanding options in IBPO from its shareholders and option holders comprising current and former employees of IBPO. The shareholders were given a choice to sell their shares at fair market value and the option-holders were given the choice to sell their options and / or swap IBPO options for Infosys options at a swap ratio based on fair market value. Consequent to this proposal, we paid an aggregate of Rs. 71 crore for the purchase of shares and options, and granted 1,51,933 Infosys options under the 1999 plan valued at Rs. 12 crore. Accordingly, our investment in IBPO has increased by Rs. 83 crore and reserves have increased by Rs. 12 crore. Additionally, we have committed to a deferred share purchase with the shareholders of IBPO. As per the agreement, we will purchase 3,60,417 IBPO shares for Rs. 22 crore by February 2008. The same will be accounted as investment on conclusion of the agreement along with the transfer of title in the shares. Upon conclusion, our holding in IBPO would be 99.98%.

Our total investment in Infosys BPO as of March 31, 2007 is Rs. 637 crore.

### Wholly-owned subsidiaries

### Infosys Technologies (Australia) Pty. Limited

In January 2004, the Company acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia, for US $24.3 million (Rs. 66 crore). The acquired company was renamed "Infosys Technologies (Australia) Pty. Limited". During the year, Infosys Technologies (Australia) Pty. Limited serviced 59 clients and generated Rs. 446 crore in revenue, with a net profit of Rs. 71 crore. The employee strength as on March 31, 2007 was 306.

### Infosys Technologies (China) Company Limited

Infosys Technologies (China) Company Limited (Infosys China) is a wholly-owned subsidiary and was formed to expand Infosys' business operations in China. We have invested US $10 million (Rs. 46 crore) of capital in Infosys China and advanced a loan of US $5 million (Rs. 22 crore) as of March 31, 2007.

During the year, Infosys China serviced 50 clients, and generated a revenue of Rs. 60 crore, with a net loss of Rs. 29 crore. The employee strength as on March 31, 2007 was 669.

### Infosys Consulting, Inc.

In April 2004, we established Infosys Consulting, Inc., a wholly-owned subsidiary, in Texas, U.S., to add high-end consulting capabilities to our Global Delivery Model. The Board had approved an investment of up to US $20 million in the share capital of Infosys Consulting, Inc. We have invested US $20 million (Rs. 90 crore) as of March 31, 2007.

During the year, Infosys Consulting serviced 89 clients, and generated a

revenue of Rs. 213 crore, with a net loss of Rs. 111 crore. The employee strength as on March 31, 2007 was 209.

## Particulars under Section 212 of the Companies Act

As per Section 212 of the Companies Act, 1956, we are required to attach the directors' report, balance sheet, and profit and loss account of our subsidiaries. We had applied to the Government of India for an exemption from such an attachment as we present the audited consolidated financial statements in the Annual Report. We believe that the consolidated accounts present a full and fair picture of the state of affairs and the financial condition and is accepted globally. The Government of India has granted exemption from complying with Section 212. Accordingly, the Annual Report does not contain the financial statements of these subsidiaries. We will make available the audited annual accounts and related information of subsidiaries, where applicable, upon request by any of our investors. These documents will also be available for inspection during business hours at our registered office in Bangalore, India.

## Development centers

In FY 2007, we incurred capital expenditure aggregating Rs. 1,194 crore on physical infrastructure, up from Rs. 849 crore during the previous year. Further, we incurred Rs. 249 crore on technological infrastructure, up from Rs. 199 crore last year. In all, Rs. 1,443 crore has been invested, up from Rs. 1,048 crore last year.

As of March 31, 2007, in India, we had 119.65 lakh sq. ft. of space with 58,488 seats, and an additional 103.12 lakh sq. ft. under construction that would provide 32,967 seats.

## Quality

Improving "Execution Excellence" through continuous productivity improvement and maintaining high quality deliveries is the prime focus for every Infoscion. We have continuously benchmarked our processes against world-class standards and models such as ISO 9001-TickIT, SEI-CMM / CMMI, ISO 20000, ISO 27000, AS 9100, TL 9000 and ISO 14001. Regular and rigorous assessments are conducted by reputed external assessors. Our process performance has been benchmarked and has emerged as a better performer in comparison with other players in the industry.

We embarked on various strategic improvement initiatives last year:

- Baldrige-based assessment of units for business excellence
- Organization-wide reuse and tools initiatives for productivity improvement
- Patent application filed for PROSO, our project scheduling model
- Program management framework to enable execution of large deals
- Proactive risk assessment model and approach to mitigate execution risks
- eSCM Level 4 assessment for Infosys BPO. eSCM is the eSourcing Capability Model from SEI
- Internal quality certification to equip Infoscions with required skill sets quickly

## Branding

During the year, Infosys came of age as a global brand. In July 2006, Infosys celebrated its 25th anniversary, an occasion that received wide coverage in the global media.

*USA Today*, in a news story that traced seminal moments in our 25-year history, saluted the vision of our founders, and described Infosys as India's most admired and best-known global brand. Leading global newspapers and magazines, including *The Times*, *BusinessWeek*, *The Financial Times* and *Computerworld*, echoed similar sentiments.

On July 31, 2006, we launched our 'Win in the Flat World' marketing campaign with the ringing of the NASDAQ opening bell from our campus at Mysore. On the occasion, Bob Greifeld, President and CEO, The NASDAQ Stock Market, Inc., commented, "Infosys has defined what it means to be in the flat world. It is the global transformation partner of choice." As part of the 'Win in the Flat World' campaign, we also leveraged key online properties to reach out and build awareness.

A survey conducted by *BusinessWeek* and Boston Consulting Group of the 'World's Most Innovative Companies' placed us at No. 10 in the Asia-Pacific region and No. 32 in the world. The Reputation Institute ranked us among the 200 most respected companies in the world. The Bloom Group named www.infosys.com among the most 'prospect-friendly' professional services websites.

As a strategic partner and key sponsor of the World Economic Forum, we led discussions on economic and social issues at the Davos round in January. We helped the Forum shape its agenda by actively participating in the 'Forum of Young Global Leaders' and the 'Global Growth Companies' programs.

We were a prime sponsor at several flagship events like Gartner Sourcing Summit, Sapphire, Oracle OpenWorld, World Wide Web Consortium's W3C Conference and The Open Group Summit. Infosys' annual client meet, Confluence, was a resounding success.

As a part of our branding strategy, we were also a sponsor at many industry-specific events in various domains such as Retail, Financial Services, Aerospace, Telecommunications, Testing and Validation, and Product Engineering, among others.

In the financial services sector, the brand made deep inroads. *Gartner* named us among the top six systems integrators to the U.S. financial services market and further identified us as the fastest growing technology and services provider to the financial services industry. The readers of *Waters*, a leading industry publication in the U.S., ranked us among the top three outsourcing services providers to the financial services industry.

We have been rated as one of the leading players in the Service Oriented Architecture (SOA) space by *Forrester*. The analyst pointed out our strengths in implementing SOA in the North American market and modernizing legacy applications in the European market.

We partnered with The Open Group, a vendor-and-technology-neutral consortium focused on open standards and global interoperability within and between enterprises, in the area of Enterprise Architecture. We have the largest number of TOGAF 8 certified professionals at one company in the world and are involved in two Open Group committees to define next-generation standards for SOA and Enterprise Architecture.

We continued to consolidate our position as a global sourcing leader. A series of brochures titled *Global Sourcing Essentials* have been launched to serve as a primer on this topic. We have expanded our relationship with sourcing-specific platforms such as International Association of Outsourcing Professionals (IAOP), Sourcing Interests Group (SIG), and Information Technology Association of America (ITAA).

We continued to strengthen our service offerings through alliances with leading technology providers. The Infosys-Microsoft alliance, in particular, had a very successful year. For the second successive year, we won four Microsoft Partner Awards at the 2006 Annual Microsoft Partner Awards program.

Our Campus Connect program has been extended to over 300 engineering colleges, with over 58,000 registered students.

## Awards

We are happy to report some of the awards that we received during the financial year.

- Ranked as the 'Best company to work for in India 2006' in the BT-Mercer-TNS survey published in *Business Today*
- *BusinessWeek* cover story cited Infosys as one of the companies turning the technology services industry on its head
- *BusinessWeek* named Infosys as one of the 10 global companies to watch
- Ranked No. 11 in Wired 40 (in 2006)

- Ranked the 'Businessworld Most Respected Company' in a survey. The special issue featured rankings of top companies from all sectors
- Ranked No. 36 on the worldwide list of the World's Most Innovative Companies
- Named among 74 Global High Performers chosen from *Forbes*' Global 2000 list
- *BusinessWeek* ranked Infosys No.10 among World's Most Innovative Companies in the APAC region
- ICAI judged *Infosys Annual Report* 2006 best in 'Information Technology, Communication and Entertainment Enterprises' category
- Best Presented Accounts in Communication and Information Technology Sector in SAFA (South Asian Federation of Accountants) BPA Awards, 2005. Overall winner of the SAFA Best Presented Accounts 2005
- Rated among the top five investor relations websites in APAC / Africa by *IR* magazine
- Named the most admired company for the sixth consecutive survey by Asia *Wall Street Journal*
- Gartner placed Finacle®, the universal banking solution from Infosys in the leaders quadrant
- Finacle® the Asian Banker Best Implementation award 2006 for implementations in large and mid-sized banks
- Rated as leader by Forrester in strategy with the highest overall score amongst 13 leading providers of application outsourcing

## Human resource management

Employees are vital to Infosys. We have created a favorable work environment that encourages innovation and meritocracy. We have also set up a scalable recruitment and human resources management process, which enables us to attract and retain high caliber employees. We added 15,173 (net) and 22,567 (gross) employees, taking the total strength to 59,831 up from 44,658 at the end of the previous year. Our attrition rate stands at 13.7% compared to 11.2% for the previous year. Over the last year, 13,02,368 people applied to us for employment and we continue to remain an employer of choice in our industry.

## Education and research initiatives

Global Education Centre (GEC) conducts the Foundation Program and is the largest software engineering institute in the corporate sector. It caters to a peak training need of 4,500 trainees currently and manages the overflows into other development centers. Modern, futuristic training facilities and methodologies are the norm at GEC. Trainees have 24/7 access to online classrooms, cyber café and library. The residential training program also fosters good team building.

We trained 15,176 employees as part of the Foundation Program last year. We continued our efforts in training alternate pools of talent in qualifications as also engineering degree holders from multiple geographies. We believe this will give us a definite competitive advantage as we expand our foot print in the world.

## Certification programs

In keeping with our tradition of continuous improvements on every aspect of our business, we have conceived and implemented a competency framework for certifications across all roles in technology and domain. After a pilot, we have rolled out this framework for all the roles, covering over 40,000 people. This was done by delivering learning opportunities aggregating to 9,12,903 trainee days. This is possibly one of the largest such programs and directly reaffirms our mission statement of having best-in-class people as a key differentiator.

## Infosys Leadership Institute

The Infosys Leadership Institute (ILI) continues to successfully deliver against its mandate to develop leaders who help achieve organizational vision, enhance managerial capabilities across all levels to better customer satisfaction, and equip entry-level Infoscions with the skills to meet the challenges of globalization and growth. ILI has focused on driving the creation of the Leadership funnel at different levels of the organization. The work starts at the Business Finishing School and then moves into milestone programs for middle management and culminates in a competency-based leadership development program for its senior leaders. The development is supported through systemic processes such as Personal Development Plans (PDP), Mentoring, "Leader's Teach" sessions, 360 Degree Feedback, Action Learning, Distinguished Faculty-led Programs, Ivy League courses, etc. ILI has been instrumental in the selection of leaders to its three-tiered program and the subsequent developmental activities to meet our needs in a high growth environment.

## AcE – Building global academic relationships

AcE (Academic Entente), our academic branding program, is a strategic initiative to consolidate and formalize our academic relationships worldwide, in recognition of their importance in building a global brand and attracting multi-cultural talent.

Through initiatives under the program, our brand message extends beyond campuses to customers, shareholders, partners and other stakeholders associated with the academia. Case studies written by faculty at Harvard, Stanford and Tuck School of Business this year on topics related to consulting and innovation have showcased our migration up the value chain. Infoscions invited to participate in industry-academia conferences and guest lectures at prestigious forums such as the balanced scorecard hall of fame have positioned us as thought leaders. Ongoing collaborative research discussions with faculty at leading universities, in technical and functional areas, have expanded our knowledge network and enabled access to a wide array of resources to build innovative solutions. Student groups and faculty visiting our campuses (over 60 this year) have allowed us to showcase our corporate culture and diverse service offerings.

## InStep – Global internship program

InStep is our global internship program to attract students from the best academic institutions around the world to work on live, organizationally relevant projects. While students benefit from learning first-hand in a corporate environment, we gain brand equity, value addition to current projects and enhanced awareness at universities. Further, interns have co-authored and published papers in journals of international repute like *Institute of Electrical and Electronics Engineers* (IEEE). This has helped position Infosys as a global technology leader.

InStep also promotes a multi-cultural environment at Infosys. Last year, the program received over 12,000 applications and enabled 125 interns representing over 30 different nationalities to share their experiences and perspectives. We recruited interns from diverse academic backgrounds, spanning technology students from Stanford to business students from Oxford. To match our expanding global footprint, the program targeted universities in geographies like Spain, Italy, Denmark, Norway, Chile, Colombia and Israel for the first time this year. Keeping in line with our objectives of building a global workforce, the program has also enabled recruitment of over 10 interns for full-time positions this year.

## Campus Connect

Campus Connect, the high impact and the largest academic initiative of Infosys, is the industry-academia collaboration program, and was initiated in May 2004. It has now scaled to over 330 engineering colleges across India. We have signed MoUs with the state governments of Rajasthan and Orissa to include engineering colleges in their states to the program.

We share our educational experience with the faculty of partnering colleges through a structured Faculty Enablement Program (FEP). During the year, 412 faculty members from over 200 partnering colleges attended this program. This takes the total number of trained faculty to 600. Several FEPs are planned during the next financial year.

The trained faculty members in turn conduct the Infosys Foundation Program (Generic Courses) in their colleges. 13,656 students are undergoing the Foundation Program in 152 colleges. 7,268 students from 60 colleges have already completed the training program.

A typical shortcoming observed in engineering students has been the lack of soft skills. To address this concern, the Campus Connect team has been conducting faculty workshops which have been received very well by colleges. During the year, 268 faculty members from over 100 colleges have been trained on soft skills through this program. The trained faculty members will in turn impart soft-skills training to their students. This is expected to reduce the gap in the industry readiness of the graduates.

Campus Connect also hosted a conference on "Excellence in Engineering Education" in which leading industry representatives, academicians and AICTE participated. This was one of our attempts to introduce changes to engineering education from a top-down approach. This is expected to yield good results in the coming years.

Campus Connect program was of particular interest to the Deputy Prime Minister of Malaysia, during his visit to Infosys. Based on the request from the Ministry of Higher Education (MOHE), Malaysia, we visited colleges in Malaysia to study the IT education system and presented a report. Based on this report, MOHE has decided to partner with us to develop knowledge workers based on Campus Connect offerings. The team has successfully conducted a conclave in Kuala Lumpur to create the initial awareness.

The Campus Connect portal, an online collaboration platform, has been an asynchronous channel to share our educational and professional experience in technology with the students / faculty of engineering colleges. The usage of this portal among the colleges is consistently on the rise. We are planning to share more useful content through the portal in the coming years.

Looking ahead, the Campus Connect program is poised to touch more students, faculty members and use technology to enhance knowledge delivery effectiveness and create an abundant pool of talent for the industry.

## Research and knowledge absorption

Through sustained research, Education and Research (E&R) has published a book, *Principles of Enterprise IT Architecture*, authored by our employees Dr. Sudeep Malik, S. V. Subrahmanya and Manoj Subhadevan. The book was published by John Wiley. E&R has also published in several journal and conference publications.

E&R arranged 12 seminars at Infosys, inviting eminent personalities including Don Ferguson and Jonathan Adams from IBM. We are also hosting technical seminar series every month at various development centers.

## Software Engineering and Technology Labs

Software Engineering and Technology Labs (SETLabs) is the center for applied technology research in software engineering and enterprise technology areas. SETLabs' research forays into emerging technology areas for improving engineering effectiveness and developing client focused business solutions.

During the year, SETLabs built several Intellectual Property (IP) assets in the areas of Software Engineering, High Performance and Grid Computing, Convergence Technologies and Information Management. SETLabs, along with other business units, also conducted multiple innovation workshops for our clients. During the same period, more than 100 articles were published by SETLabs researchers in leading journals, magazines and conference proceedings. Our IP cell, which is a part of SETLabs, filed 38 patents applications during the year taking our cumulative number of applications to 81.

## Project Management Centre of Excellence

Project Management Centre of Excellence (PMCoE) was established in December 2002 to initially focus on competency development in project management areas. This has progressed well by building a knowledge base that is globally adopted as project management standards, allowing us to take higher challenges in a competitive business environment. It has also helped us build a project management experiential knowledge base, providing expert consultancy internally to specific needs of business units on project and program management, developing innovative approaches / methods of project management for deriving benefits to higher project success.

As project execution has to be flawless for our business success, we have focused on enhancing project management competency of our employees to meet the changing project environment across geographies and customers. To date, we have over 1,400 managers / senior managers certified as Project Management Professionals of PMI, USA, the de-facto world body in promoting professional project management. We continue to innovate and bring new methodology and techniques that enhance our project management skills at different levels. We are piloting a new concept of Project Management Councils that helps in leveraging the group knowledge to develop project management capacity.

## Knowledge management

Mature Knowledge Management (KM) practices continue to be key elements of organizational strategy in propelling growth and differentiation amongst organizations. In new age organizations such as ours, it is imperative that we incessantly work towards making KM more relevant, effective and vibrant through reaching out to an ever larger number of communities within the organization. This year saw us successfully experiment with new methodologies and practices of knowledge sharing and adoption. Blogs as a medium of collaboration were launched for the entire Infosys community early this year, and customized Wiki solutions are presently being rolled out to help communities seamlessly, and more effectively, collaborate across geographical, time and project boundaries. In addition, a few other KM solutions directed toward enhancing collaboration and institutional memory retention, and intended to cater to specialized business groups, have been designed and are on the verge of being rolled out.

While the group explores new ways of inviting participation in KM activities, the central knowledge repository continues to elicit significant participation across the organization, and presently hosts over 24,000 knowledge assets, most of which are experiential documents derived from different facets of our business. This, in addition to around 50,000 assets in the collaborative systems across the organization, and a similar number of documents that are prepared in projects as part of formal customer deliverables and process-mandated artifacts. Induction of key knowledge agents into KM activities is being streamlined and people networks are being established and renewed at different organizational levels.

Abstracting from our experiences, Dr. J. K. Suresh and Dr. Kavi Mahesh from the KM group have recently authored a book titled, *Ten Steps to Maturity in Knowledge Management: Lessons in Economy*, that focuses on KM from the practitioner's view-point. This book presents a comprehensive set of lessons for the KM practitioner, covering all phases of planning, design, implementation and assessment of knowledge management.

## Benchmarking and Continuous Improvement of Competency Building Initiatives

We are conscious of the need to continuously strengthen our competency building initiatives, to equip Infoscions with the skills necessary to support the Company's business plans. Our faculty must be in the forefront of acquiring and assimilating the knowledge and skills demanded by the rapidly evolving technology and business landscape. To help ensure this, an Agile Capability Framework that covers strengthening of conceptual foundations of Computer Science, Technology-Business linkage and Technology Agility has been defined,

and deployment has begun with a set of programs led by experts drawn from world-class education and research institutions.

We constantly endeavor to benchmark our competency development initiatives against the best in class. External recognition is a key mechanism that helps us evaluate our capabilities in this regard. This year, we have received the American Society for Training and Development's (ASTD) BEST Award, the Golden Peacock National Training Award, and the Corporate University Exchange Award.

## Corporate social responsibility in education

E&R has the pride of anchoring the Infosys Extension Program (IEP) which consists of Infosys Fellowship Program, Rural Reach program, Catch Them Young and Train the Trainer.

### Infosys Fellowship Program

The Infosys Fellowship Program, instituted at 12 premier academic institutions in India, supports research work leading to a Ph.D. The well-received program, at present, has 58 Infosys Fellowship awardees undergoing Ph.D programs at various institutions. 18 Infosys fellows have submitted their doctoral research while many have already been awarded a Ph.D by the respective institutions.

### Rural Reach Program

The Rural Reach Program is a one-day program delivering basic knowledge of computers to students of classes 5, 6 and 7 in rural schools. This year, about 7,742 students from 56 schools across India benefited from the program.

### Catch Them Young

Catch them young and watch them grow. Aimed at students of Standard 9, Catch them young (CTY) focuses on encouraging students to dream big and aim high. It opens a world of knowledge on computers and how friendly and useful they can be. Written tests are conducted for Standard 9 students wherein 30-40 students are selected each year. The selected students are trained on computer languages like C, and are introduced to areas such as multimedia and e-commerce for about 15 days.

Two students are then selected from this group and are allowed to do a small real-time project with us. During this period, we also give a stipend amount as a sign of recognition for their efforts, which also serves as an encouraging factor for the students. This year, CTY was conducted in eight development centers and covered about 3,552 students from 466 schools across India.

### Train the Trainer

The Train the Trainer program (TTT) is organized to reach out mostly to faculty and professors in various engineering institutions. The objective of TTT is to provide college faculty with industry experiential knowledge that focuses on the latest trends and technologies in the IT industry, so that they can in turn share the knowledge with their students during the appropriate course curriculum. This year, six such programs were conducted at various development centers of Infosys, attracting 231 faculty members from renowned engineering institutions in the country.

## Corporate governance

We continue to be a pioneer in benchmarking our corporate governance policies with the best in the world. Our efforts are widely recognized by investors in India and abroad. We have undergone the corporate governance audit by ICRA and CRISIL. ICRA has rated our corporate governance practices at CGR 1. CRISIL has assigned CRISIL GVC Level 1 rating to us.

We have complied with the recommendations of the Narayana Murthy Committee on Corporate Governance constituted by the Securities and Exchange Board of India (SEBI). For fiscal year 2007, the compliance report is provided in the *Corporate governance report* section of this Annual Report. The auditors' certificate on compliance with the mandatory recommendations of the committee is annexed to this report.

We have documented our internal policies on corporate governance. In line with the committee's recommendations, the management's discussion and analysis of the financial position of the Company is provided in this Annual Report and is incorporated here by reference.

We continue our practice of providing a report on our compliance with the corporate governance requirements of six countries, in their national languages, for the benefit of our shareholders in those countries.

During the year, we continued to fully comply with the US Sarbanes-Oxley Act of 2002. Several aspects of the Act such as the Disclosure Committee Requirements, Whistleblower Policy, Code of Conduct for Senior Officers and Executives have already been instituted.

## Directors

Mr. N. R. Narayana Murthy turned 60 on August 20, 2006, and as per our service rules, he retired from the services on that date. We inducted Mr. Murthy as an Additional Director with effect from August 21, 2006, and decided that Mr. Murthy will serve as the Non-Executive Chairman of the Board and Chief Mentor from that date. Mr. Murthy's appointment requires the approval of the members at the ensuing Annual General Meeting.

As per Article 122 of the Articles of Association, Mr. Deepak M. Satwalekar, Prof. Marti G. Subrahmanyam, Mr. S. Gopalakrishnan, Mr. S. D. Shibulal and Mr. T. V. Mohandas Pai retire by rotation in the forthcoming Annual General Meeting. All of them, being eligible, offer themselves for re-appointment.

At the threshold of a new financial year and an upbeat mood in the economy, we have decided to chart a new course in leadership.

Nandan M. Nilekani, CEO and Managing Director, will assume the role of Co-Chairman of the Board of Directors. S. Gopalakrishnan (Kris), currently Chief Operating Officer, President and Joint Managing Director, will take over as Chief Executive Officer and Managing Director. S. D. Shibulal, currently serving as Member of the Board and Group Head – World-wide Sales & Customer Delivery, will now be the Chief Operating Officer. They will assume their new roles with effect from June 22, 2007.

## Auditors

The auditors, M/s. BSR & Co. Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office, if re-appointed.

## Responsibility statement of the Board of Directors

The directors' responsibility statement, setting out the compliance with the accounting and financial reporting requirements specified under Section 217 (2AA) of the Companies Act, 1956, in respect of the financial statements, is annexed to this report.

## Particulars of employees

As required under the provisions of Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, as amended, the names and other particulars of employees are set out in the annexure to this report. The Department of Company Affairs has amended the Companies (Particulars of Employees) Rules, 1975 to the effect that particulars of employees of companies engaged in Information Technology sector posted and working outside India, not being directors or their relatives, drawing more than Rs. 24 lakh per financial year or Rs. 2 lakh per month, as the case may be, need not be included in the statement. Accordingly, the statement included in this report does not contain the particulars of employees who are posted and working outside India.

## Fixed deposits

We have not accepted any fixed deposits and, as such, no amount of principal or interest was outstanding as of the balance sheet date.

## Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars as prescribed under Sub-section (1)(e) of Section 217 of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988, are set out in the annexure to this report.

## Employee Stock Option Plan (ESOP)

We had introduced various stock option plans for our employees. The details of options granted under the 1998 Stock Option Plan (the 1998 plan) and the 1999 Stock Option Plan (the 1999 plan) are given in the table.

The Securities and Exchange Board of India (SEBI) has issued the (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999. This is effective for all stock option schemes established after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant over the exercise price of the option, including up-front payments, if any, is to be recognized and amortized on a straight line basis over the vesting period. Our 1994 option plan came to an end in fiscal 2000.

We have the 1998 stock option plan and 1999 stock option plan, where the options are issued to the employees at an exercise price not less than the fair market value. If the compensation cost on account of stock option granted after June 30, 2003 under 1998 and 1999 plans was computed using the fair value method, our compensation cost would have been higher by Rs. 1 crore and Rs. 2 crore for fiscal 2007 and 2006 respectively. The impact on EPS for fiscal 2007 and 2006 would be Rs. 0.02 and Rs. 0.04 respectively.

During the fiscal 2007 and 2006, there have not been any grant of stock options under 1998 Plan, hence the weighted average fair values of grant during these years are nil.

During the fiscal 2007 we granted 6,38,761 options under the 1999 Plan with a weighted average fair value of Rs. 582 per option. During fiscal 2006, there have not been any grant of stock options under 1999 Plan and hence the weighted average fair values of grant during fiscal 2006 is nil.

| | **The 1998 plan | **The 1999 plan |
|---|---|---|
| Total grants authorised by the plan (Nos.) | 1,17,60,000 ADS | 5,28,00,000 shares |
| Pricing formula on date of grant | Not less than 90% of fair market value | Fair market value |
| Variation in terms | NA | NA |
| Ratio of ADS to equity shares | 1 ADS = 1 equity share | NA |
| Options granted during the year* (Nos.) | – | 6,38,761 |
| Weighted average price per option granted (Rs.) | NA | 2,120.95 |
| Options vested as of March 31, 2007 (Nos.) | 20,84,124 | 12,59,079 |
| Options exercised during the year (Nos.) | 22,91,213 | 1,78,08,689 |
| Money raised on exercise of options (Rs. crore) | 197 | 1,019 |
| Options forfeited and lapsed during the year (Nos.) | 1,71,143 | 1,11,306 |
| Total number of options in force at the end of the year (Nos.) | 20,84,124 | 18,97,840 |
| Grant to senior management*** | – | 1,27,400 |
| Employees receiving 5% + of the total number of options granted during the year*** | – | 1,27,400 |
| Employees granted options equal to or exceeding 1% of the issued capital | – | – |
| Diluted EPS on issue of shares on exercise calculated in accordance with AS 20 | Rs. 66.44 | Rs. 66.44 |

** Granted to employees of Infosys BPO Limited (majority owned subsidiary of the Company)* *** Adjusted for 1:1 bonus issued in July 2006*
**** Granted to Mr. Amitabh Chaudhry, CEO & Managing Director, Infosys BPO Limited*

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | No. of Options | Weighted average exercise price | No. of Options | Weighted average exercise price |
| 1998 Plan: | | | | |
| Outstanding at the beginning of the year | 45,46,480 | 908 | 61,08,580 | 873 |
| Forfeited and expired | (1,71,143) | 1,845 | (1,90,696) | 1,131 |
| Exercised | *(22,91,213) | 860 | (13,71,404) | 793 |
| Outstanding at the end of the year | 20,84,124 | 900 | 45,46,480 | 908 |
| Vested at the end of the year | 20,84,124 | 900 | 38,10,724 | 961 |
| 1999 Plan: | | | | |
| Outstanding at the beginning of the year | 1,91,79,074 | 575 | 2,81,09,874 | 563 |
| Granted | 6,38,761 | 2,121 | – | – |
| Forfeited and expired | (1,11,306) | 552 | (3,33,342) | 557 |
| Exercised | **(1,78,08,689) | 572 | (85,97,458) | 536 |
| Outstanding at the end of the year | 18,97,840 | 1,121 | 1,91,79,074 | 575 |
| Vested at the end of the year | 12,59,079 | 613 | 1,69,54,352 | 593 |

** Includes 90,275 options / shares excercised prior to issue of bonus shares* *** Includes 11,97,921 options / shares excercised prior to issue of bonus shares*

Significant assumptions used to estimate the fair value of options granted during the year:

| | Year ended March, 31 | |
|---|---|---|
| | 2007 | 2006 |
| Risk free interest rate (%) | 7.0-7.3 | NA |
| Expected life | 2-6 years | NA |
| Expected volatility (%) | 34-54 | NA |
| Dividend yield (%) | 0.2 | NA |
| Market price on grant date | 2,120.95 | NA |

## Employees Welfare Trust

In 1994, we had issued 7,50,000 warrants to the Infosys Technologies Limited Employees Welfare Trust (the Trust), for the benefit of the employees, by creating a stock option plan, namely, the 1994 Employees Stock Offer Plan. The Trust has successfully completed the administration of the 1994 Stock Offer Plan, which expired in September 2004. As of date, the Trust has in its ownership, 28,33,600 shares which are unutilized. These shares have been irrevocably granted to the Trust and are to be used for the benefit and welfare of the employees.

## Infosys Foundation

We are committed to contributing to the society and established Infosys Foundation in 1996 as a not-for-profit trust to support our social initiatives. The Foundation supports programs and organizations devoted to the cause of the destitute, the rural poor, the mentally challenged, and the economically disadvantaged sections of the society. The Foundation also helps preserve certain cultural forms and dying arts of India. Grants to the Foundation aggregated Rs. 19 crore during the year, as compared to Rs. 13 crore in the previous year.

A summary of the work done by the Foundation is given in the *Infosys Foundation* section of the Annual Report. On your behalf, we express our gratitude to the honorary trustees of the Foundation for sparing their valuable time and energy for its activities.

## Community service

Through our Computers@Classrooms initiative launched in January 1999, we donated 2,567 computers to various institutions across India. Additionally, we have applied to the relevant authorities for permission to donate computers to educational institutions on an ongoing basis in the future. Microsoft Corporation continues to participate in this initiative by donating relevant software. We would like to place on record our appreciation for their continued support.

## Additional information to shareholders

We continue to provide additional information in the form of intangible assets score sheet, human resources accounting, value-added statement, adjusted financial statements, and financial statements in substantial compliance with the GAAP of six countries.

## Acknowledgments

We thank our clients, vendors, investors and bankers for their continued support during the year. We place on record our appreciation of the contribution made by employees at all levels. Our consistent growth was made possible by their hard work, solidarity, cooperation and support.

We thank the governments of the United States of America, Republic of China, Australia, Mauritius and the Czech Republic. We also thank the Government of India, particularly the Ministry of Communication and Information Technology, the Customs and Excise Departments, the Income Tax Department, the Software Technology Parks – Bangalore, Chennai, Hyderabad, Jaipur, Mohali, Mysore, Pune, Bhubaneswar, Mangalore, Thiruvananthapuram and New Delhi, the Ministry of Commerce, the Ministry of Finance, the Reserve Bank of India, the state governments, and other government agencies for their support, and look forward to their continued support in the future.

For and on behalf of the board of directors

Nandan M. Nilekani
*Chief Executive Officer and Managing Director*

N. R. Narayana Murthy
*Chairman and Chief Mentor*

Bangalore
April 13, 2007

# Annexure to the directors' report

## a) Particulars pursuant to Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988

## Conservation of energy

Our operations are not energy-intensive. However, significant measures are taken to reduce energy consumption by using energy-efficient computers and by purchasing energy-efficient equipment. We constantly evaluate new technologies and invest to make our infrastructure more energy-efficient. Currently, we use CFL fixtures and electronic ballasts to reduce the power consumption in the Illumination system. A building automation system is in place to control the working of air conditioners and to make them more energy-efficient by installing 'Variable Frequency Drives.' Centralized Air conditioners with energy-efficient Centrifugal VSD System & Screw compressors are installed. In addition, air-conditioning with VRV system and split air conditioners with scroll compressors are used for independent cooling. High efficiency, hydro-pneumatic pumps are used in water pumping systems.

We also use amorphous core transformers in place of conventional transformers at all our locations, which operate at an efficiency of over 99%. We have installed power factor correctors at the grid power supply level & at building distribution levels to maintain the power factor & to achieve high energy efficiency. We use solar water heating system for water heating in our staff hostels.

As energy costs comprise a very small part of our total expenses, the financial impact of these measures is not material.

## Research and Development (R&D)

Research and development of new services, designs, frameworks, processes and methodologies continue to be of importance to us. This allows us to enhance quality, productivity and customer satisfaction through continuous innovation.

### R&D initiative at institutes of national importance

We collaborated with the Indian Institute of Science, Bangalore in the area of Game Theoretical Algorithms for Formation of Supply Chains. This project addresses the issue of the optimal mix of supply chain entities and their protocols interaction to deliver better value to the customers. Based on this research project, multiple papers have been published in international conferences. We also collaborated with Indian Institute of Technology, Kanpur on Smart RFID and its applications to biometric devices. We have filed a patent as part of this project at US PTO.

### Specific areas for R&D

The Business Process Management (BPM) and requirements management suite of methodologies and tools, 'InFlux™', launched the InFluxconnect platform. This platform enables community based collaboration on business process & practice designs, execution and management. Multiple reference models and patterns based business systems are available on this internet based platform.

The Convergence research group developed a mobile middleware platform called mConnect. This platform takes away the complexity of developing mobile solutions for multiple devices trying to access a web service. This solution has been successfully piloted in multiple banking and retail clients.

The Security and Privacy research group has developed a secure development lifecycle methodology with detailed guidelines on J2EE and .NET platforms. The methodology covers security focused activities to be carried out at different software development lifecycle stages. Based on this methodology, an Infosys wide awareness and training initiative on secure application development has been rolled out.

A book titled, "Grid Computing Security" was published by one of the researchers from the High Performance and Grid Computing Team. This is one of the few books on the emerging and important topic of security in the context of grid computing. Grid computing based technology platforms have been created to offer services in the area of infrastructure and data virtualization.

We successfully collaborated with a faculty member at Purdue University in the area of software modularization. Based on this work, Infosys developed a unique set of metrics that measure the quality of modularization of a non-object oriented software system. This has resulted in the conceptualization of a new service offering. Services are now being offered to large clients that have large legacy-code business applications. A paper based on this collaboration was published by the IEEE Transactions in Software Engineering.

R&D activities in other enterprise IT areas such as Service Oriented Architecture (SOA), Knowledge Engineering, Data Mining, Business Intelligence and Knowledge Management has also resulted in providing unique services to multiple clients. Many researchers from these areas have published in prestigious journals and participated as speakers in several international and domestic conferences.

We incurred Rs. 48 crore on R&D in the fiscal 2007, on enhancing and developing new functionalities in the banking product suite Finacle® and on developing platforms in emerging technologies.

### Benefits

Our R&D efforts have helped us offer new services to clients in the areas of Enterprise Architecture, IT Governance and emerging technological areas such as Web 2.0 and Service Oriented Architecture. Based on the technology platforms developed by multiple research groups, we are creating client focused business solutions.

Our R&D capabilities play an instrumental role in our winning a deal with a large global BFSI client. Our researchers are designing an innovative next generation business platform. The research team convinced the client's Group CIO to approach this project by breaking it into smaller technical projects that involve research, modeling of alternative implementation possibilities, prototyping and proof-of-concept testing. This research intensive engagement is an example of the many collaborative research projects being executed.

### Future plan of action

We will collaborate with leading universities, product vendors and technology startups to conduct collaborative research in the areas of Software Engineering, High Performance and Grid Computing, Mobility, Security, Information Management, Analytics, Knowledge Management etc. Infosys will also undertake a focused effort to improve its R&D effectiveness.

### Expenditure on R&D

*in Rs. crore*

| | 2007 | 2006 |
|---|---|---|
| Revenue expenditure | 167 | 102 |
| Capital expenditure | – | – |
| Total | 167 | 102 |
| R&D expenditure / total revenue | 1.3% | 1.1% |

## Technology absorption, adaptation and innovation

We have identified three thought leadership areas: Knowledge Management, Collaborative Technologies and Convergence Technologies. We have created technology roadmaps in these areas that anticipate changes based on the evolution of technology in two to five years. Based on these technology roadmaps, we have created various scenarios in vertical industry segments and have developed proof-of-concept applications along with clients and technology partners. For instance, we have created proof-of-concept applications in collaborative technologies such as .NET along with Microsoft. This has been demonstrated to our clients, and has resulted in getting several new projects in the .NET technology area.

## Foreign exchange earnings and outgo

### Activities relating to exports, initiatives taken to increase exports, development of new export markets for products and services, and export plans

During the year, 98.4% of revenues were derived from exports. Over the years, we have established a substantial direct-marketing network around the world, including North America, Europe and the Asia Pacific regions. These offices are staffed with sales and marketing specialists, who sell the company's services to large, international clients.

### Foreign exchange earned and used

*in Rs. crore*

| | 2007 | 2006 |
|---|---|---|
| Earnings | 12,156 | 8,655 |
| Outflow | 5,653 | 3,546 |
| Net foreign exchange earnings | 6,503 | 5,109 |
| NFE / Earnings | 53.5% | 59.0% |

For and on behalf of the board of directors

Nandan M. Nilekani
*Chief Executive Officer and Managing Director*

N. R. Narayana Murthy
*Chairman and Chief Mentor*

Bangalore
April 13, 2007

b) Information as per Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of employees) Rules, 1975, and forming part of the directors' report for the year ended March 31, 2007

| Name | Designation | Qualification | Age | Joining date | Experience (Years) | Gross remuneration (Rs.) | Previous employment, Designation |
|---|---|---|---|---|---|---|---|
| Abhay M. Kulkarni | AVP, TNS (Delivery) | BE | 40 | 26-Feb-90 | 19 | 50,83,542 | TISCO, Graduate Trainee |
| Abhijit Sen | DM, HTDM (Delivery) | BE | 40 | 14-Jan-02 | 18 | 31,70,563 | Visa International, Dept. Head |
| Abhijit Vishwas Ghaisasbt | DM, PLES | BE | 41 | 26-Dec-97 | 19 | 25,55,910 | Telco, Senior Engineer |
| Abhishek | AVP, ES | B.Tech. | 34 | 1-Jul-93 | 14 | 31,83,427 | – |
| Acharya K. N. S. | University Head, PLES | BE, M.Tech. | 42 | 27-Feb-06 | 21 | 24,25,487 | Honeywell Technology Solutions Lab Pvt. Ltd., Learning Lead |
| Aditya Nath Jha | AVP, Corporate Marketing | B.Tech. (H) | 41 | 10-Nov-03 | 20 | 31,64,185 | Big Leap, CEO |
| Ajay Kumar Bohra | Product Manager, Finacle | BE, MBA | 39 | 13-Feb-01 | 15 | 29,11,371 | Honkong And Shanghai Banking Corporation Ltd., Relationship Manager |
| Ajayan Pillai | DM, Retail (Delivery) | B.Sc., MCA | 36 | 2-Apr-01 | 13 | 26,77,743 | IT Solutions (India) Pvt. Ltd., Accounts Manager, Delivery |
| Ajit Kumar Sarangi | DM, EMEA (Delivery) | BE, M.B.M. | 40 | 20-Feb-98 | 19 | 25,25,747 | Union Pacific Rail, PL |
| Akhila Ramachandran Jha | Senior Manager, Quality | B.Sc., MCA | 40 | 14-Dec-04 | 18 | 28,92,021 | American Express Pvt. Ltd., Director |
| Amit Gaonkar | SPM, HTDM (Delivery) | B.Tech., PGD | 33 | 31-Aug-98 | 10 | 25,56,172 | TCS, Systems Analyst |
| Amit Kumar Bhadra | Unit Operations Manager, BCM (Delivery) | B.Sc., M.Sc. | 41 | 22-Jan-98 | 21 | 27,67,778 | Unit Trust Ltd. India, Asst. General Manager |
| Amit Singh | GPM, EMEA (Delivery) | BE, PGD | 35 | 16-Mar-98 | 13 | 27,61,344 | Infosys, General Engineer |
| Amiteshwar D. S. | DM, HTDM (Delivery) | B.Sc. (H), M.Sc. | 36 | 24-Jun-96 | 11 | 24,19,635 | – |
| Annamalappan Marimuthu | Unit Operations Manager, Retail (Delivery) | BE | 33 | 22-Jan-01 | 10 | 27,64,227 | Sony India Ltd., System Engineer |
| Amol Barbare | GPM, IHLS (Delivery) | BE | 31 | 15-Jul-96 | 11 | 24,23,814 | – |
| Amrita Kumar Mohanty | GPM, Corporate | B.Sc. (H), MCA | 39 | 24-Aug-98 | 16 | 26,58,659 | James Martin & Co., Consultant |
| Anand Ganapathy Chennira | Group Manager, ES | BE, PGD | 34 | 12-Oct-98 | 10 | 28,27,448 | Asian Paints, Executive |
| Anand J. Raghavan | Unit Operations Manager, PE (Delivery) | BE | 35 | 27-Nov-95 | 13 | 28,43,257 | Wipro Infotech, Customer Support Engineer |
| Anand Krishna | Group Manager, Go-to-Market (Marketing) | BE, MBA | 41 | 12-Jul-00 | 17 | 31,52,283 | PWC, Senior Manager Transaction Services |
| Anand Sam | DM, ES | BE | 34 | 7-May-01 | 12 | 29,20,849 | TCS, IT Analyst |
| Ananth Chandramouli | Principal Architect, REU (Delivery) | BE, M.Tech. | 34 | 26-Aug-96 | 11 | 27,23,583 | Carborundum Universal, Trainee |
| Ananth Vaidyanathan | AVP, SGS (Sales) | BE | 38 | 16-Jan-92 | 16 | 33,23,769 | Tata Electric Com, Trainee |
| Ananthashayana S. | Senior Associate, HTDM (Delivery) | BE, PGD | 33 | 14-Oct-04 | 11 | 25,35,986 | E. C. S. Ltd., Principal Consultant |
| Anil Kumar P. N. | DM, REU (Delivery) | B.Tech., M.E. | 35 | 5-Aug-96 | 12 | 27,07,866 | Bajaj Auto Ltd., Engineer |
| Anoop Nambiar | Principal Architect, SETLabs | B.Tech. | 39 | 17-Apr-03 | 15 | 24,68,188 | Venturi Technology Partners, Senior Consultant |
| Anuj Kumar | DM, IHLS (Delivery) | BE | 34 | 6-Jan-97 | 13 | 30,48,652 | Rourkela Steel Plant, Manager |
| Anuradha Biswas | AVP, IVS | B.Sc. | 34 | 24-Sep-01 | 14 | 39,08,225 | Aztec Software, Senior Manager, QA |
| Ardhendu Sekhar Das | Divisional Manager & Head, Bhubaneswar DC | BE | 41 | 23-Jan-98 | 19 | 36,26,708 | Fujitsu Network Communications Inc., Database Administrator |
| Arindam Das | DM, ANA (Delivery) | B.Tech., M.Tech. | 38 | 27-Mar-01 | 15 | 27,54,589 | TCS, Assistant Consultant |
| Arun Kumar M. R. | Unit Operations Manager, TNS (Delivery) | BE | 34 | 7-Nov-94 | 12 | 27,02,674 | – |
| Arun Rama | VP, IVS | B.Tech. | 46 | 28-Aug-00 | 24 | 59,04,611 | Trigent Software, General Manager |
| Ashok Kacker | Principal Consultant, ILI | B.Tech., MBA | 59 | 24-Jan-05 | 37 | 37,30,538 | Success Dynamics, Director |
| Ashwathanarayana Shastry | AVP, HTDM (Delivery) | BE, M.E. | 39 | 24-Feb-92 | 15 | 30,85,634 | – |
| Atul Alase | DM, EMEA (Delivery) | BE | 41 | 2-May-05 | 17 | 31,59,651 | Target Case Technologies, Director |
| Atul Mehra | Group Manager, Go-to-Market, Corporate Marketing | B.Sc., B.A. | 44 | 24-Jan-05 | 22 | 30,54,040 | Mastercard International, Director |
| Atul Soneja | DM, EMEA (Delivery) | B.Tech. (H) | 34 | 26-Jun-95 | 12 | 30,78,934 | – |
| Aveejeet Palit | Principal Solutions Manager, SI | BE, M.Sc. | 40 | 31-Dec-95 | 18 | 29,00,743 | CBSI, Developer |
| Avinash Chandrakar | DM, EMEA (Delivery) | B.Tech. | 33 | 27-Jun-94 | 13 | 31,20,316 | – |
| Babu N. S. | DM, Finacle | B.Sc., M.Sc. | 34 | 4-Sep-95 | 13 | 29,10,625 | Aadhon Computers, Developer |
| Babuji S. | AVP, PE (Delivery) | Diploma, BE | 57 | 17-Dec-97 | 34 | 34,57,353 | Mahindra British Telecom Ltd., Chief Manager |
| Balachandran T. R. | Manager, Lateral Recruitment, HRD | B.A., M.A. | 37 | 12-Oct-00 | 15 | 27,17,611 | ICICI Personal Financial Services Ltd., Business Manager, South |
| Balaji R. | DM, PLES | Diploma, BE | 36 | 2-Feb-98 | 17 | 26,37,874 | IISc, Associate |
| Balaji R. Iyengar | Principal Consultant, BOG, BCM (Sales) | B.Tech., PGD | 39 | 1-Aug-03 | 15 | 27,47,009 | HSBC, Manager – Retail Assets |
| Balaji Sampath | Group Manager, Go-to-Market, Corporate Marketing | BE, MBA | 36 | 23-Dec-04 | 12 | 33,71,980 | Microsoft Corporation, Business Manager |
| Balaji Srinivasa Rao Ghat | Senior Manager , CCD | BE | 37 | 7-Feb-00 | 15 | 29,43,610 | Zen Computers, Networking Consultant |
| Balakrishna D. R. | Divisional Manager, REU (Delivery) | BE | 35 | 7-Feb-94 | 13 | 33,15,242 | HCL-HP, Customer Engineer |
| Balakrishnan M.S. | DM, Retail (Delivery) | B.Sc., M.Sc. | 41 | 12-Oct-00 | 20 | 28,25,365 | DSQ Software Ltd., Assistant Consultant |
| Balakrishnan V | Chief Financial Officer | B.Sc., A.C.S., C.A., AICWA | 42 | 2-Sep-91 | 20 | 77,56,379 | Amco Batteries Ltd., Senior Accounts Executive |
| Balashankar | AVP, PE | BE | 51 | 17-Dec-97 | 28 | 33,17,352 | Bharat Electronics Ltd., Manager & Dept. Head of R&D |
| Balasubramanian V | DM, ES | AMIE, Diploma, PGD | 35 | 13-Aug-99 | 17 | 25,71,204 | Tata Technologies India Ltd., Dy. Manager Sap |
| Bharadwaj K. P. | DM, CSP (Delivery) | BE | 43 | 1-Dec-97 | 21 | 26,58,300 | L&T, Executive |
| Bhaskar Babu K. | DM, HTDM (Delivery) | BE | 34 | 7-Nov-94 | 12 | 26,21,303 | – |
| Bhaskar Chakravarty | Group Lead, Corporate Planning | B.Tech. | 34 | 26-Jun-95 | 12 | 27,63,914 | – |
| Bhaskar Chickmanjundappa | AVP, REU (Delivery) | BE, M.S. | 40 | 2-Sep-98 | 14 | 36,91,947 | Indus International, PL |
| Bhaskar Kalunuru | DM, ANA (Delivery) | B.Tech. | 35 | 13-Dec-95 | 14 | 24,12,936 | Hindustan Cables Limited, Engineer |
| Bhuvanesh Kumar Shukla | Principal Architect, MS Solutions Practice | BE | 38 | 29-Mar-04 | 17 | 25,10,932 | Nous Technologies India Limited, Program Manager |

| Name | Designation | Qualification | Age | Joining date | Experience (Years) | Gross remuneration (Rs.) | Previous employment, Designation |
|---|---|---|---|---|---|---|---|
| Bhuvaneswari Sundaram | AVP, BCM (Delivery) | B.Sc., MCA | 42 | 28-Aug-00 | 19 | 34,93,334 | CITIBANK, Asst. VP |
| Bikramjit Maitra | VP & Head, HRD | B.Sc., B.Tech. | 52 | 22-Feb-99 | 26 | 59,83,005 | R. S. Software, VP |
| Binod H. R. | Senior VP, Commercial & Facilities | BE | 44 | 2-Aug-93 | 21 | 60,14,873 | MICO, Senior Engineer, Technical Sales |
| Brundhabhan M. S. | DM, REU (Delivery) | BE | 36 | 27-Nov-95 | 15 | 24,80,888 | L&T, Engineer – Marketing Services |
| Chandra Shekar Kakal | Senior VP, ES | Diploma, BE, MBA, PGD | 46 | 1-Mar-99 | 23 | 55,29,825 | Ramco Systems, Product Manager |
| Chandradeep B. | SPM, ES | BE | 31 | 25-Aug-97 | 10 | 25,93,440 | – |
| Chandrakanth Desai | AVP, CCD | B.Tech., M.Tech. | 51 | 17-Jan-00 | 30 | 29,80,383 | Indian Air Force, Wing Commander |
| Chandraketu Jha | Associate Vice President, Sr. General Manager, Finance | B.Com., C.A. | 43 | 26-Jun-00 | 19 | 37,25,680 | Global Business Dimensions, Head of Accounts & Finance |
| Charles Henry Hawkes | AVP, Facility | B.Sc. | 47 | 15-Nov-96 | 22 | 33,79,324 | Trans Oceanic Travel, Manager |
| Chetan Kumar Gupta | DM, PE (Delivery) | BE | 35 | 13-Mar-95 | 13 | 25,50,001 | ITI Limited, Systems Software |
| Deepak Agrawal | DM, ES | B.Tech., PGD | 35 | 13-Mar-00 | 13 | 27,94,986 | Price Water House Coopers, Consultant |
| Deepak Bhalla | GPM, IS | B.Com., A.C.A. | 33 | 29-Jun-98 | 11 | 30,54,878 | JK Corp Ltd., Manager |
| Deepak Gupta | GPM, Retail (Delivery) | B.Tech. | 34 | 26-Aug-96 | 11 | 24,33,377 | – |
| Deepak Kamath B. | DM, Retail (Delivery) | BE | 40 | 15-Feb-93 | 17 | 24,15,450 | BPL Sanyo Tech. Ltd., Assistant Engineer |
| Deepak N. Hoshing | AVP, Finacle | B.Tech. | 44 | 10-Oct-96 | 22 | 41,59,185 | UNISYS, Technical PL |
| Deepak Natraj Ramamurthi | AVP, Corporate Finance and Chief Risk Officer | B.Com (H), C.A. | 41 | 10-Jul-00 | 17 | 44,00,826 | Ernst & Young, Head, Assurance Services - Chennai |
| Deepak Sinha | VP, CCD | B.Sc. (H) | 59 | 6-Apr-98 | 38 | 55,72,815 | Indian Air Force, Section Head |
| Deependra Moitra | AVP, SETLabs | B.Tech. | 37 | 12-Dec-02 | 14 | 43,28,681 | Bell Labs, General Manager |
| Deepriyo Ghose | Principal Consultant, ILI | B.A., MBA, M.A. | 48 | 7-Oct-02 | 24 | 29,49,858 | ICFAI Business School, Faculty Member |
| Dhanaraj Thekkayil Parambath | GPM, EMEA (Delivery) | B.Sc., MCA | 38 | 29-Mar-01 | 14 | 29,48,273 | TCS, Assistant Consultant |
| Dhanasekaran Kalimuthu | DM, IVS | BE | 38 | 27-Nov-95 | 17 | 24,64,803 | ITI Limited, Assistant |
| Dheeshjith V. G. | VP, TNS (Sales) | B.Sc., M.E. | 43 | 14-Sep-87 | 19 | 52,96,781 | – |
| Dinesh Ganesan | Senior Manager, Quality | B.Sc., M.Sc., MBA | 38 | 14-Dec-98 | 17 | 28,72,721 | CMC Limited, Manager – Systems Integration |
| Dinesh Krishnaswamy | Director and Head CDG, IS, Quality & Productivity | B.Sc., M.Sc. | 52 | 1-Sep-81 | 34 | 51,20,715 | Patni Computers Systems Pvt. Ltd., Senior Software Engineer |
| Dinesh Mohan | GPM, ES | BE, MBA | 36 | 1-Aug-05 | 12 | 25,28,974 | California Software Co. Ltd., VP |
| Dinesh R. | AVP, REU (Delivery) | BE | 38 | 1-Oct-90 | 17 | 40,04,478 | – |
| Dorpo Narayan Chaudhuri | SPM, Strategic Sourcing Differentiated (Delivery) | B.C.S | 37 | 3-Nov-05 | 13 | 25,36,066 | IBM Global Services India Ltd., Senior Development Manager |
| Eshan Joshi | AVP, Immigration Operations, HRD | B.Tech., PGD | 34 | 2-Sep-98 | 10 | 37,35,509 | Infosys Technologies Ltd., Software Engineer |
| Feroz Syed | GPM, BCM (Delivery) | BE | 37 | 15-Jul-96 | 15 | 24,63,862 | Aptech Computers, Educ. Executive |
| Ganesan Arunachalam Kaushik | Senior Manager, Quality | BE (H), M.E. | 48 | 1-Jul-05 | 25 | 26,56,986 | Kama Soltek India Pvt. Ltd., Project Director & CTO India |
| Ganesh Gopalakrishnan | VP, IHL (Delivery) | BE (H), PGD | 44 | 2-May-94 | 20 | 53,15,930 | Asian Paints India Ltd., Systems Executive |
| Gaurav Gupta | GPM, APAC (Delivery) | B.Tech. | 37 | 1-Jul-93 | 14 | 24,39,408 | – |
| Gautam Khanna | GPM, IHLS (Delivery) | B.Tech., PGD | 33 | 8-Jun-98 | 10 | 24,73,146 | Reliance India Ltd., Graduate Engineer Trainee |
| Geetha Das | GPM, IS | B.Tech., M.Tech. | 43 | 24-Sep-01 | 17 | 31,39,188 | Trigyn Technologies Ltd., Practice Manager |
| Geetha Kannan | AVP, HR Business Partner, HRD | B.Com., MBA | 42 | 1-Apr-93 | 18 | 36,07,354 | NIIT Coimbatore, Business Manager |
| Ghanashyam Wagle | Principal Architect, APAC (Delivery) | BE | 38 | 10-Jun-96 | 16 | 31,01,308 | Godrej & Boyce Mfg., Manager |
| Girish A. B. | DM, Retail (Delivery) | BE, PGD | 34 | 8-May-95 | 12 | 25,70,042 | MICO, Trainee |
| Girish G. Vaidya | Senior VP, ILI | BE, PGD | 56 | 22-Jan-99 | 32 | 62,13,090 | ANZ Grindlays, Head & Director Operations |
| Gomatam Srishail Chari | AVP, E&R | B.Tech. | 44 | 8-Nov-00 | 22 | 30,28,572 | CBSI, Development Manager |
| Gopal Devanahalli | AVP, Corporate Planning | PGD, M.Sc. (Tech) | 39 | 1-Oct-99 | 15 | 30,82,617 | Ford Credit Kotak Mahindra Ltd., Regional Manager |
| Gopal Krishna Sharma | Practice Manager, Finacle | BE, M.Tech., Ph.D. | 43 | 23-Feb-96 | 13 | 25,32,553 | Islamiah Institute, Lecturer – Civil Engineering |
| Gopal Sondur | Head, Product Strategy & Management, Finacle | BE, M.E. | 51 | 2-Oct-02 | 27 | 30,77,180 | A. T. Kearney Management Consulting, Senior Principal |
| Gopal T. N. | AVP, Finacle | B.Sc. | 45 | 8-Sep-94 | 25 | 32,25,089 | Marketing Business Services, Executive |
| Gopalakrishnan S. | President, COO, Joint MD and Head – Customer Service & Technology | B.Sc., M.Tech., M.Sc. | 51 | 1-Feb-81 | 28 | 51,74,567 | Software Sourcing Company, Technical Group, VP |
| Gopikrishnan G. R. | DM, ES | B.Tech., PGD | 35 | 3-Oct-00 | 12 | 29,17,479 | Intelligroup Asia, Manager, Business Development |
| Gopikrishnan Konnanath | Practice Manager, ES (Delivery) | BE | 36 | 7-Nov-94 | 13 | 33,72,675 | BPL Systems & Projects, Trainee Engineer |
| Govindaprakasha C. H. | DM, Retail (Delivery) | BE | 35 | 7-Feb-94 | 13 | 24,67,520 | Tata Electronics, Trainee |
| Guru Anand K. C. | DM, PE (Delivery) | BE, MBA | 48 | 8-Aug-97 | 24 | 25,74,562 | Axes Technologies, Senior Software Design Engineer |
| Guruprasad R. A. | DM, PE (Delivery) | BE | 38 | 5-Oct-98 | 17 | 28,20,456 | Spectrum Infotech, Senior Design Engineer |
| Haragopal Mangipudi | VP, Finacle | L.L.B., B.Sc., PGD | 45 | 8-Dec-93 | 20 | 46,95,666 | Canara Bank, Officer |
| Haresh Amre | Senior Manager, Quality | BE, PGD | 36 | 1-Nov-04 | 14 | 27,43,300 | GE, Asst. Vice President / Senior Manager |
| Harish Srinivas Gudi | DM, Retail (Delivery) | BE | 35 | 6-Jan-97 | 12 | 27,91,147 | HPCL, Production In-charge |
| Hasit G. Trivedi | DM, APAC (Delivery) | BE | 33 | 28-Apr-97 | 12 | 26,66,088 | Global Tele Systems, Member Strategic Planning |
| Hemalatha Murugesan | Group Test Manager, IVS | Diploma, BE | 36 | 7-Jun-04 | 11 | 24,65,251 | Network Associates, Quality Assurance Manager |
| Indira Krishnamurthi | GPM, APAC (Delivery) | B.Sc., MCA | 35 | 1-Dec-00 | 12 | 25,04,860 | TCS, IT Analyst |
| Indranil Mukherjee | DM, ES (Delivery) | AMIE | 36 | 4-Dec-95 | 12 | 33,31,763 | Chipsoft Technologies, Customer Relations |
| Ishwar C. Halalli | AVP, CSP (Delivery) | BE, M.Tech. | 44 | 19-Jan-96 | 21 | 33,72,068 | AT&T SSTL, Manager |
| Jagdish Krishna Vasishtha | AVP, CSP (Delivery) | BE | 36 | 17-Apr-97 | 15 | 34,17,337 | AT&T, Senior Engineer |
| Jamuna Ravi | AVP, BCM (Delivery) | BE | 44 | 19-Nov-01 | 22 | 39,25,774 | Trigent Software Limited, VP and Head – Operations |

| Name | Designation | Qualification | Age | Joining date | Experience (Years) | Gross remuneration (Rs.) | Previous employment, Designation |
|---|---|---|---|---|---|---|---|
| Janardan P. | Principal Consultant, IMS | BE | 42 | 15-Jul-02 | 21 | 26,05,227 | DCM Data Systems, Specialist |
| Jatadhari K. Sharma | DM, Finacle | B.Sc. (H), MCA | 39 | 10-May-94 | 15 | 28,80,711 | CMC Ltd., Associate IT Engineer |
| Jayaram B. G. | AVP, E&R | B.Sc. (H), M.Sc. | 54 | 10-Dec-99 | 30 | 32,19,283 | Raffles Software, PM |
| Jayaraman Nair | AVP, CSP (Delivery) | M.Sc. Integrated | 36 | 22-Jun-92 | 15 | 31,81,479 | – |
| Jayesh Sanghrajka | General Manager, Finance | B.Com., C.A., ICWA | 33 | 17-Jul-00 | 9 | 24,25,831 | KPMG, Asst. Manager |
| Jaymalya Palit | Product Manager, Finacle | B.Tech. (H) | 35 | 26-Jun-95 | 12 | 24,56,989 | – |
| Jitendra Sangharajka D. | GPM, IS | Diploma, BE | 39 | 1-Sep-99 | 18 | 31,63,619 | L&T Ltd., Executive - Information Systems |
| John Premkumar R. | DM, ANA (Delivery) | BE | 34 | 9-Dec-96 | 13 | 23,05,072 | L&T(ECC), Electrical Engineer |
| Joydeep Mukherjee | AVP, REU (Delivery) | B.Tech. | 38 | 22-Jun-92 | 15 | 46,13,769 | – |
| Jyothi Shriranga Nayak | DM, IHL (Delivery) | BE | 38 | 22-Feb-93 | 16 | 25,81,062 | IISc, Project Assistant |
| Kannan Amaresh | Principal Consultant, DCG | B.A., C.A. | 38 | 22-Jun-00 | 14 | 33,69,246 | Standard Chartered Bank, Business Development Manager |
| Kannan Vaikom Krishnan | GPM, ES | B.Sc., B.Tech., | 44 | 13-Feb-06 | 19 | 26,05,880 | Tata Technologies Limited, PM |
| Kaushik Ray | Corporate HR Manager, C&B, HRD | BE, PGD | 35 | 11-Sep-00 | 11 | 31,08,923 | GE Capital Services India Ltd., Manager |
| Kiran M. Podar | DM, APAC (Delivery) | B.C.S, M.C.S | 36 | 1-Feb-99 | 14 | 28,99,967 | Kale Consultants Limited, SA |
| Ramachandran K.G. | Senior VP, ILI | B.Law, B.Com., CAIIB | 61 | 1-Mar-04 | 39 | 37,13,558 | BHEL, Chairman & MD |
| Koushik R. N. | AVP, CCD | B.Sc. | 38 | 2-May-91 | 16 | 31,34,642 | Frazer Techno Circuit, Marketing |
| Krishnamoorthy Ananthasivam | VP, Retail (Delivery) and Head – Thiruvananthapuram DC | B.Tech., M.Sc. Engg. | 46 | 13-Jan-86 | 24 | 46,85,832 | Urban Transport Development Corp., Research Assistant |
| Krishnan Ganapathy | Principal Architect, SI | B.Tech. | 33 | 27-Jun-94 | 13 | 27,38,201 | – |
| Krishnan S. | AVP, Global Taxation, Finance | B.Com., ACA, ICWA | 39 | 15-Sep-97 | 15 | 43,63,719 | Bennett Coleman & Company Limited, Senior Business Correspondent |
| Krishnan Subramanian | DM, APAC (Delivery) | B.Tech. | 34 | 26-Jun-95 | 12 | 24,08,499 | – |
| Krishnaswamy S. | DM, Strategic Sourcing Differentiated (Delivery) | BE | 37 | 2-May-94 | 15 | 27,30,222 | Malnad College of Engg, Teacher |
| Kshitij Kumar | DM, BCM (Delivery) | B.Tech. | 34 | 27-Jun-94 | 13 | 30,01,535 | – |
| Kumar B. V. | Principal Researcher & Technologist, E&R | B.Sc., M.Tech., M.Sc., Ph.D. | 47 | 21-Apr-03 | 17 | 28,54,511 | Sun Microsystems, Senior Technology Consultant |
| Lakshmanan G. | DM, EMEA (Delivery) | BE, M.E. | 40 | 2-Jan-95 | 18 | 39,94,172 | L&T Ltd., Executive |
| Lakshmi Balasubramanian | SPM, EMEA (Delivery) | B.Com., C.A. | 37 | 1-Dec-00 | 15 | 24,67,708 | HSBC, VP, Global Payments & Cash Mgmt. |
| G. L. N. Rao | DM, APAC (Delivery) | Diploma, B.Tech., M.Tech. | 37 | 13-Feb-95 | 12 | 28,16,814 | – |
| Lalit Suresh Kathpalia | DM, APAC (Delivery) | Diploma, BE | 40 | 14-Apr-04 | 18 | 33,58,064 | HSBC Software Development (India) Pvt. Ltd., Delivery Head |
| Latha A. | Group Manager, E&R | BE, M.E. | 40 | 24-Sep-93 | 17 | 28,71,338 | PSNA College of Engg., Teacher |
| Madhav A. Soundalgekar | Solution Architect, Finacle | BE, MBA | 34 | 28-Apr-97 | 11 | 28,05,439 | Mathem Engineers Pvt Ltd., Project Engineer |
| Madhavan V.B. | DM, CSP (Delivery) | BE, M.E. | 36 | 14-Dec-98 | 14 | 27,64,349 | TCS, Consultant |
| Madhu Krishna Iyengar | DM, Finacle | BE | 34 | 6-Oct-05 | 12 | 24,68,163 | Accenture Services Ltd., Manager |
| Madhusudan Katti | Divisional Manager, PE (Delivery) | BE | 56 | 19-Apr-00 | 35 | 27,84,394 | ITI Ltd., Deputy General Manager, R&D |
| Madhusudhan B. S. | DM, PLES | BE, M.Tech., Ph.D. | 45 | 22-Jul-02 | 21 | 29,33,431 | GE India Tech. Centre, Mechanical Engineer |
| Mahalingeshwar S. Dhaded | DM, IHL (Delivery) | BE | 36 | 19-Jun-00 | 14 | 27,03,227 | TCS, Asst. Consultant |
| Mahesh Dutt Kolar | Regional Manager, Finacle | BE, PGD | 37 | 3-Jun-96 | 13 | 25,85,825 | Wipro Fluid Power, Executive |
| Mahesh Kamath P. | DM, IHL (Delivery) | BE | 38 | 8-May-95 | 16 | 28,52,269 | Aptech Computers, Teacher |
| Mala Chandrasekhar | General Manager, Finance | B.Com., A.C.A. | 34 | 6-Sep-99 | 9 | 25,68,441 | Ford India Ltd., Financial Analyst |
| Mangesh Ravji Mallewadikar | Principal Consultant, ES | BE, M.Tech. | 33 | 15-May-00 | 10 | 27,19,813 | Oracle Software India Ltd., Consultant |
| Manish Kumar Mehta | DM, BCM (Delivery) | B.Tech. | 34 | 27-Jun-94 | 13 | 24,84,930 | – |
| Manish Srivastava | Principal Architect, MS Solutions Practice | B.Tech. | 32 | 24-Jun-96 | 11 | 27,83,841 | – |
| Manjula M. K. | DM, HTDM (Delivery) | B.Tech., M.S. | 36 | 1-Apr-97 | 15 | 25,53,394 | Kanbay Software, Consultant |
| Manohar Madgula Atreya | Unit Operations Manager, IMS | B.Tech., PGD | 35 | 28-Apr-97 | 13 | 25,25,686 | L&T Ltd., Sales Manager |
| Mayank Gupta | Principal Architect, SETLabs | BE, PGD | 31 | 11-Dec-00 | 8 | 27,37,308 | Asian Paints (I) Ltd., Area Manager |
| Md. Iqbal | DM, HTDM (Delivery) | B.Tech. | 35 | 2-May-94 | 13 | 33,11,556 | Kirloskar Computer Services, Associate Engineer |
| Meera Govind Rajeevan | AVP, SGS (Sales) | B.Tech., PGD | 39 | 7-Aug-95 | 16 | 31,23,417 | Srishti Open Systems, Associate |
| Merwin Fernandes | VP and Global Head – Finacle Sales & Marketing | B.Com. | 47 | 6-Aug-97 | 26 | 50,51,837 | DSQ Software Ltd., Business Development Manager |
| Milind Govind Kolhatkar | Product Manager, Finacle | B.Tech., PGD | 37 | 5-Sep-01 | 15 | 26,95,609 | Concto Technologies, Business Analyst & Practice Manager |
| Milind Vinod Dikshit | Practice Manager, IMS | B.Tech., PGD | 35 | 5-Apr-04 | 10 | 31,57,831 | Bangalore Labs Pvt. Ltd., Director & Head – Global Delivery |
| Mohammed Sayeeduddin | DM, BCM (Delivery) | BE, MBA | 39 | 4-Dec-95 | 18 | 26,69,508 | ITI Limited, Assistant |
| Mohan Kumar K. L. | Group Test Manager, Finacle | B.Sc., CAIIB | 40 | 3-Nov-97 | 19 | 26,88,623 | Vijaya Bank, In-charge |
| Mohandas Pai T. V. | Director and Head-Administration, E&R and HRD | LLB, B.Com., FCA | 48 | 17-Oct-94 | 25 | 91,65,861 | Prakash Leasing Limited, Executive Director |
| Mohit Saxena | DM, TNS (Delivery) | B.Tech. | 32 | 26-Jun-95 | 12 | 24,69,473 | – |
| Mritunjay Kumar Singh | DM, EMEA (Delivery) | B.Tech. | 35 | 7-May-01 | 15 | 35,17,590 | Systems Solutions and Services Consulting Inc., Account Manager |
| Muthuvel Gajapathi | AVP, TNS (Delivery) | B.Sc., MCA | 38 | 27-Aug-92 | 16 | 36,04,654 | PSI Bull, System Executive |
| Nabarun Roy | DM, Corporate | B.Tech. | 35 | 29-Aug-94 | 13 | 28,32,943 | – |
| Nagabhushana Sanaga | DM, PE (Delivery) | BE | 38 | 3-Jul-97 | 16 | 24,11,637 | Axes Technologies, Developer |
| Nagaraj N. S. | AVP, SETLabs | BE | 37 | 22-Jun-92 | 15 | 43,58,681 | – |
| Nagaraj Nanjundaram | GPM, EMEA (Delivery) | BE, PGD | 36 | 4-Oct-00 | 13 | 26,47,132 | TCS, Assistant Consultant |
| Nagaraj R. N. | Head, User Education, Finacle | L.L.B., B.Sc., CAIIB, M.A. | 52 | 6-Mar-95 | 31 | 27,93,113 | State Bank of Hyderabad, Manager (Credit) |
| Nagaraj S. | AVP, SI (Delivery) | BE, M.E. | 41 | 23-Mar-92 | 9 | 35,29,031 | STUP Consultants, Design Engineer |

| Name | Designation | Qualification | Age | Joining date | Experience (Years) | Gross remuneration (Rs.) | Previous employment, Designation |
|---|---|---|---|---|---|---|---|
| Nagarajan Srinivasan | DM, CSP (Delivery) | BE | 37 | 10-Feb-92 | 15 | 27,33,897 | – |
| Nagendra R. Prasad | Group Manager, EGR | BE | 50 | 2-May-05 | 27 | 28,72,115 | Innosoft Consultants Pvt. Ltd., Director |
| Nallarivan G. | DM, ANA (Delivery) | B.Tech., B.Sc. | 41 | 5-Jan-98 | 19 | 28,89,912 | BEML, Manager |
| Nandan M. Nilekani | CEO, MD and Chairman, Management Council | B.Tech. | 51 | 1-Jul-81 | 29 | 51,35,076 | Patni Computers Systems Pvt. Ltd., Assistant PM |
| Narayan B. | DM, CSP (Delivery) | B.Tech. | 37 | 5-Jul-93 | 15 | 26,58,052 | BPL Systems & Proj., Assistant Engineer |
| Narendra Kumar Gogula | Unit Operations Manager, REU (Delivery) | B.Tech. | 35 | 5-Jul-93 | 14 | 27,77,670 | – |
| Narendran Koduvattat | VP, Energy, Utilities & Resources | B.Sc. | 40 | 8-Mar-93 | 20 | 56,83,173 | PSI Data Systems Ltd., Senior Software Engineer |
| Naresh Kumar K. | DM, Finacle | BE | 38 | 17-Dec-90 | 16 | 28,83,468 | – |
| Naresh Nath Kumar Dudda | GPM, IHL (Delivery) | B.Tech. | 34 | 27-Jun-94 | 13 | 29,01,045 | – |
| Narsimha Rao Mannepalli | AVP, ES and Head, Hyderabad DC | BE, PGD | 39 | 29-Jan-01 | 17 | 41,36,875 | Ramco Systems, Project Director, E-commerce Solutions |
| Neeraj Arvind Joshi | DM, IHL (Delivery) | BE | 33 | 28-Apr-97 | 12 | 24,36,708 | Thermax Fuji Elec., Executive |
| Niladri Prasad Mishra | General Manager, Corporate Accounting Group, Finance | B.Com., C.A. | 35 | 9-Apr-97 | 13 | 26,37,395 | Pauna International, Manager |
| Nilanjan Chatterjee | Principal Consultant, ES | BE | 34 | 15-Jul-02 | 13 | 25,33,288 | Price Waterhouse Coopers, Consultant |
| Nilesh Padmakar Bakhle | GPM, BCM (Delivery) | B.Sc., MCA | 39 | 1-Sep-05 | 17 | 26,23,900 | Mphasis, Senior Arcitect |
| Niranjan V. S. | DM, IVS | Diploma, BE | 36 | 13-Feb-95 | 14 | 31,64,763 | Siemens Limited, Executive |
| Nishikant Nigam | Practice Manager, IMS | B.Tech. | 33 | 28-Aug-95 | 12 | 28,17,349 | – |
| Nithya Prabhakar | Unit Operations Manager, HTDM (Delivery) | B.Sc., M.Sc. | 43 | 5-Jan-98 | 20 | 30,22,783 | EID Parry (I) Ltd., Senior Systems Executive |
| Nithyanand Y. | DM, IVS | BE | 38 | 5-Feb-96 | 18 | 31,97,315 | L&T Ltd., Executive |
| Nithyanandan R. | AVP & General Counsel, Legal, Finance | B.A., LLB (H) | 31 | 7-Dec-98 | 9 | 48,91,051 | RIL, Lawyer |
| Nitin Govind Kulkarni | AVP, EMEA (Delivery) | BE, M.Tech | 40 | 18-Apr-05 | 16 | 24,79,842 | Persistent Systems Pvt. Ltd., VP |
| Nitin Tularam Mahajan | DM, CSP (Delivery) | BE, PGD | 41 | 25-Jan-01 | 20 | 25,06,746 | Tata Infotech Limited, Senior Manager, Wap Competency Centre |
| Padma Kumar | GPM, CSP (Delivery) | BE, M.E. | 38 | 30-Dec-02 | 14 | 25,34,552 | Bayo, Senior PM |
| Padma Gopalswami | GPM, EMEA (Delivery) | BE | 33 | 5-Jan-01 | 13 | 24,30,826 | Harita Infoserve Limited, Assistant Manager |
| Padmanabha Thirumalaiah | GPM, IHL (Delivery) | BE | 35 | 7-Nov-94 | 13 | 25,48,325 | Central Manf. Tech., Assistant |
| Pankaj Kumar Sharma | Principal Consultant, DCG | BE, PGD | 37 | 5-Aug-02 | 14 | 24,16,007 | Credit Agricole, Manager |
| Parameswar Y. | VP, PE | BE, M.Tech | 51 | 14-Oct-96 | 27 | 56,48,911 | C-Dot, Divisional Manager |
| Parthasarathy M. A. | AVP, SGS (Sales) | Diploma, BE, PGD | 57 | 30-Aug-99 | 35 | 46,89,460 | IMR Global Ltd., Group Manager |
| Pinaki Ghosh | Principal Researcher, SETLabs | B.Sc., M.Sc., Ph.D. | 41 | 14-Mar-05 | 10 | 26,09,460 | GE Medical Systems India Pvt. Ltd., IP Leader |
| Piyush Jain | DM, PE (Delivery | BE | 35 | 10-Jun-96 | 14 | 25,93,505 | Square D S/W Limited, Developer |
| Prabhakar Devdas Mallya | VP, SA&A | B.Tech., M.Tech | 52 | 15-Dec-86 | 37 | 35,51,960 | IDS, AVP |
| Prabhat Kumar Das | DM, HTDM (Delivery) | BE | 34 | 28-Jun-04 | 13 | 26,34,653 | Soft Projex Inc., Director Project |
| Pradeep Jain | GPM, BCM (Delivery) | BE | 34 | 28-Aug-95 | 12 | 25,38,116 | – |
| Pradeep Kumar M. | Principal Architect, SI | BE | 35 | 16-Jan-95 | 13 | 24,15,862 | Square A Systems, Consultant |
| Pramod Prakash Panda | Unit Operations Manager, APAC (Delivery) | B.Tech. | 33 | 9-Feb-04 | 11 | 30,85,143 | Accenture, Associate Manager |
| Pranav N. Rao | DM, ES | BE | 37 | 1-Jul-93 | 16 | 25,11,802 | Ashok Leyland Ltd., Executive Plant Engineer |
| Prasad Subramanian C. S. | DM, Finacle | B.Sc., M.Sc. | 36 | 1-Mar-94 | 15 | 31,35,633 | CMC Limited, Design |
| Prasanna S. R. | GPM, Software as a Service | BE | 34 | 7-Nov-94 | 12 | 31,50,452 | – |
| Prasanth Samavedam | DM, BCM (Delivery) | B.Tech. | 34 | 26-Jun-95 | 12 | 26,91,505 | – |
| Praveen Kumar | DM, Finacle | B.Tech. | 35 | 26-Feb-96 | 13 | 29,10,689 | National Mineral Development Corp., Developer |
| Praveen Kumar K. | AVP, Retail (Delivery) | BE | 37 | 21-Mar-92 | 15 | 34,78,186 | Aruna Software Technologies, Systems Software |
| Pravin Chandra Bolar | Principal Consultant, IMS | BE, MBA | 35 | 14-Nov-05 | 15 | 25,62,132 | DHL, IS Director |
| Pravin Rao U. B. | SVP, Retail | BE | 45 | 4-Aug-86 | 22 | 66,38,826 | IISc, Trainee |
| Preeti Chandrashekhar | Principal Consultant, DCG | B.Sc. (H), M.Phil., M.Sc. | 41 | 31-Jul-00 | 17 | 29,33,899 | LIC of India, Admin Officer |
| Priti Jay Rao | SVP, IMS and Head – Pune DC (Phase 1) | B.Sc., M.Sc. | 47 | 2-Jul-97 | 26 | 55,87,888 | L&T Ltd., Head – Software Development Centre |
| Priya Kurien | Principal Architect, EMEA (Delivery) | BE, M.S. | 34 | 6-Feb-97 | 13 | 25,34,445 | EDS, Developer |
| Purushotham K. | Senior Manager, CCD | B.Sc., PGD | 43 | 19-Mar-94 | 19 | 25,12,616 | Indian Computer Academy, Coordinator |
| Pushpak Banerjee | GPM, REU (Delivery) | BE | 36 | 26-Dec-02 | 14 | 26,28,117 | Apar Technologies, Consultant |
| Rabindra Kumar Sahoo | GPM, Retail (Delivery) | B.Sc., M.E., M.Sc. | 43 | 6-Nov-00 | 17 | 25,14,551 | TCS, Associate Consultant |
| Radhika Santhanakrishnan | DM, Finacle | B.Sc., M.Sc. | 43 | 6-Jul-98 | 11 | 25,86,257 | Tata Interactive Systems, Manager - Instructional Design |
| Raghavendra Sai Vissa | Senior Principal Consultant, ES | BE, M.Sc. Engg. | 44 | 25-Nov-02 | 19 | 31,25,391 | Nutech Systems Inc., Principal SAP Consultant |
| Raghu Ram K. S. | DM, ES | BE | 35 | 10-Jun-96 | 14 | 29,08,793 | Humming Bird Automat, Manager |
| Raghunath Basavanahalli | Senior Principal, HTDM (Sales) | B.Sc. Engg. | 40 | 9-Mar-01 | 19 | 26,69,853 | HCL Technologies America Inc., Account Manager |
| Raghunath K. | DM, Finacle | LLB, B.Com., CAIIB | 53 | 16-Sep-99 | 30 | 24,82,992 | Canara Bank, Manager |
| Raghuveer B. K. | DM, PE (Delivery) | BE | 39 | 16-Apr-92 | 18 | 24,18,314 | Ashok Leyland Ltd., Head |
| Rajaram Venkataraman | DM, BCM (Delivery) | BE, B.Sc., MBA | 43 | 20-Sep-04 | 21 | 33,13,574 | CMH India, VP |
| Rajasekaran K. S. | Principal Consultant, Finacle | B.Sc., PGD, M.Sc. | 48 | 8-Nov-83 | 23 | 29,14,853 | – |
| Rajasekhar Ramadas | Principal Consultant, SI | BE, PGD | 34 | 15-Jan-01 | 11 | 24,46,808 | HCL Comnet Systems & Services Ltd., Area Sales Manager |
| Rajashekara V. Maiya | Product Manager, Finacle | B.Com., C.A., M.Com. | 34 | 9-Sep-97 | 12 | 28,41,661 | Vishnu Bharat & Co., Auditor |
| Rajeev Rajagopalan | DM, BCM (Delivery) | B.Tech. | 32 | 24-Jun-96 | 11 | 25,35,084 | – |

| Name | Designation | Qualification | Age | Joining date | Experience (Years) | Gross remuneration (Rs.) | Previous employment, Designation |
|---|---|---|---|---|---|---|---|
| Rajeev Ranjan | DM, ES | B.Tech., MBA | 34 | 16-Aug-99 | 11 | 30,53,056 | Netgen Information Solutions, Associate Consultant |
| Rajendra Kumar K. L. | Solution Architect, Finacle | Diploma, B.Tech. | 37 | 10-Nov-94 | 18 | 27,21,429 | DDE - Org Systems, Senior Customer Support Engineer |
| Rajendra Prasad P. V. | Solutions & Alliances Manager, Finacle | B.Sc., PGD | 35 | 30-May-95 | 15 | 24,08,798 | SRG Systems (P) Ltd., Associate Manager -Marketing |
| Rajesh Gupta | AVP, SI | B.Tech., M.Tech., PGD | 39 | 29-Apr-02 | 19 | 25,43,001 | Spice Telecom, Head, ITO |
| Rajesh Rao A. | AVP, ES (Delivery) | B.Tech., M.S. | 38 | 21-Mar-92 | 15 | 41,54,480 | – |
| Rajeswar Rao K. | Divisional Manager, ECM (Delivery) | B.Sc. (Engg), MBA | 41 | 3-Apr-00 | 19 | 31,56,677 | IIS Infotech, Associate Consultant |
| Rajinder K. Gandotra | Principal Technical Consultant, SI (Delivery) | AMIE | 40 | 15-Dec-98 | 17 | 33,58,829 | Microland Ltd., Consultant |
| Rajiv Bansal | AVP, Delivery Finance Manager, Finance | B.Com. (H), C.A., ICWAI | 34 | 11-Oct-99 | 13 | 44,04,201 | Tata Technologies (I) Limited, Manager Finance |
| Rajiv Raghu | AVP, ECM (Delivery) | BE (H) | 37 | 17-Jun-91 | 17 | 35,45,960 | Continental Device, Trainee |
| Rajkumar R. | Principal Architect, CCD | BE | 32 | 20-Jul-98 | 11 | 27,00,763 | Crompton Greaves Ltd., Network Engineer |
| Rajneesh Malviya | DM, IVS | B.Tech. | 36 | 27-Jun-94 | 13 | 23,21,949 | – |
| Rajnish Sharma | DM, TNS (Delivery) | B.Tech. | 35 | 8-Oct-01 | 14 | 30,11,845 | Poorva Consultants, PM |
| Rajshekhar G. Hiremath | DM, APAC (Delivery) | B.Sc., MCA | 40 | 18-Nov-97 | 15 | 24,99,570 | ICIL, Developer |
| Raju Goteti | Group Manager, Go-to-Market, Corporate Marketing | B.Tech., M.E. | 44 | 19-Jul-02 | 20 | 24,25,665 | Oracle Corporation, Sr. Solution Manager |
| Rakesh Ramchandra Shinde | Principal Architect, EMEA (Delivery) | B.C.S, M.C.S. | 33 | 2-Dec-02 | 13 | 28,82,673 | Van Alen Inc., Consultant |
| Ramakrishna Chinta | Principal Architect, SETLabs | B.Tech. | 40 | 23-Sep-04 | 18 | 27,73,538 | Satyam Computers Services Ltd., Delivery Head |
| Rama N. S. | VP, PE (Delivery) and Head, Bangalore DC | BE | 57 | 31-Mar-99 | 36 | 49,60,604 | Satyam Computer Services, Consultant |
| Ramachandran Kallankara | AVP, ES (Delivery) | B.Tech., PGD | 44 | 10-May-93 | 20 | 42,33,189 | Canbank Financial Services, Project Executive |
| Ramadas Kamath U. | SVP and Head, Administration, Infrastructure & Security | B.B.M, C.A. | 46 | 1-Jul-94 | 22 | 70,05,930 | Manipal Printers and Publishers Ltd., Accountant |
| Ramakrishna K. P. | DM, REU (Delivery) | BE | 38 | 22-Dec-97 | 16 | 27,80,555 | PCL Mindware, Project Lead and D.B.A. |
| Ramakrishna Kalluri | AVP, HTDM (Delivery) | B.Tech. | 38 | 22-Jul-90 | 17 | 27,30,165 | – |
| Ramakrishnan K. R. | Group Test Manager, Finacle | B.Com., ACS, CAIIB | 44 | 4-Jun-99 | 23 | 24,21,869 | Canara Bank, Officer |
| Ramakrishnan M. | AVP, (Quality) | B.Sc., CAIIB | 50 | 4-Sep-96 | 29 | 36,32,095 | Canara Bank, Officer |
| Ramamurthy P. | Practice Manager, Finacle | BE, M.E. | 39 | 4-Sep-92 | 16 | 28,67,613 | National Informatics, System Analyst |
| Ramana Venkata Udathu | Unit Operations Manager, Finacle | BE, M.E. | 42 | 3-May-00 | 21 | 28,50,740 | Temenos Systems India (P) Ltd., Associate PM |
| Ramanarayanan S. | DM, ANA (Delivery) | B.Sc., M.Sc. | 45 | 5-Jun-02 | 23 | 28,63,392 | Eclaton Ebusiness Development Unit, Chief Technical Officer |
| Ramanathinam Sellaratnam | Principal Solutions Manager, SI (Delivery) | B.Tech., B.Sc., MBA | 46 | 20-Mar-02 | 23 | 31,40,662 | Synova Inc., PM |
| Rambabu Pallavalli | DM, CSP (Delivery) | B.Tech. | 35 | 8-May-95 | 14 | 26,22,265 | L&T Ltd., Trainee |
| Rambabu Sampangi Kaipa | DM, Retail (Delivery) | B.Sc., MCA | 38 | 21-Oct-91 | 16 | 25,99,420 | – |
| Ramesh Adiga | DM, PE (Delivery) | BE, M.Tech | 38 | 5-Mar-96 | 16 | 28,41,977 | INSAT – MCF (ISRO), Engineer |
| Ramesh Amanchaila | DM, EMEA (Delivery) | B.Tech. | 33 | 14-Oct-96 | 12 | 28,36,352 | Sail, Trainee |
| Ramesh Babu S. | Group Manager, E&R | BE, M.Tech., Ph.D. | 38 | 23-Jul-97 | 11 | 28,02,355 | TCS, Trainee |
| Ramesh G. | GPM, IS | B.Sc., MCA | 34 | 24-Jun-96 | 11 | 28,71,373 | – |
| Ramesh S. | AVP, HR Consulting & Internal Communications, HRD | B.Tech., PGD | 39 | 18-Sep-96 | 16 | 32,59,752 | VST Industries Ltd., Personnel Executive |
| Ramesh Srinivasan | Principal, ANA (Delivery) | BE, MBA, MS | 43 | 24-Apr-06 | 16 | 24,49,089 | UGS, PM |
| Rangan Varadan | AVP – DCG | B.Com., MS, Graduate CWA, Ph.D. | 41 | 13-May-99 | 18 | 46,73,183 | Lehigh University, Assistant Professor |
| Ranganath M. | VP, DCG | BE, PGD, M.Tech. | 44 | 4-Dec-00 | 19 | 51,39,497 | Surya Software Systems Pvt. Ltd., Director |
| Ranju Philip A. | DM, PE (Delivery) | B.Tech. | 37 | 7-Nov-94 | 15 | 26,59,099 | TVS Electronics, Deputy Engineer |
| Ravi Kiran | AVP, SI | BE | 43 | 15-Feb-96 | 20 | 36,77,890 | ABB Ltd., Senior Engineer, Marketing |
| Ravi Kumar S. | AVP, ES (Delivery) | BE, PGD | 35 | 8-Nov-02 | 14 | 41,52,940 | Sapient Corp, Director |
| Ravi Prakash Gorthi | Principal Researcher, SETLabs | B.Tech., M.Tech., Ph.D. | 52 | 23-Feb-04 | 28 | 26,69,317 | Component Insights Pvt. Ltd., VP (Intelligent Systems) |
| Ravi Vasudeva | Principal Consultant, ES | BE, PGD | 36 | 20-Jul-98 | 14 | 27,05,037 | Hindustan Lever Ltd., Manager |
| Ravichandran Annadurai | DM, IMS | BE | 39 | 14-Mar-03 | 17 | 26,63,605 | Wipro Ltd., Regional Manager |
| Ravindra Kamnam | Principal Architect, Canada (Delivery) | BE, ICWA | 37 | 7-Nov-94 | 17 | 28,03,209 | Bajaj Auto Limited, Manager |
| Ravindra M. P. | Senior VP, E&R | B.Sc., M.Sc., Ph.D. | 59 | 13-Aug-01 | 33 | 60,14,873 | HCL Technologies, Head, SDC& VP |
| Ravindranath P. Hirolikar | Manager, IT Security, SA&A | BE | 34 | 5-Nov-97 | 12 | 26,62,766 | Global Telecom Services Ltd., Network Engineer |
| Ravishankar M. R. | AVP, PLES | BE, M.E. | 41 | 16-Jan-98 | 19 | 33,18,423 | TCS, Associate Consultant |
| Ravishankar Shetty | GPM, IML (Delivery) | BE | 31 | 18-Nov-96 | 10 | 24,07,835 | – |
| Renganathan V. R. | AVP, IVS | BE | 37 | 18-Jun-90 | 17 | 31,59,383 | – |
| Richa Govil | Group Manager, Go-to-Market (Marketing) | B.A., Ph.D. | 35 | 12-Jul-04 | 20 | 35,41,394 | Bain & Co, Team Leader |
| Richard Lobo | Manager, Employee Relations, HRD | BE, PGD | 35 | 11-Dec-00 | 12 | 27,44,989 | Godrej & Boyce Mfg Company, Asst. Manager |
| Rishi Kumar Jain | Group Lead, Corporate Planning | BE, M.Tech | 34 | 24-Jun-96 | 11 | 25,19,079 | – |
| Rohit P. | GPM, PE (Delivery) | BE | 34 | 28-Aug-95 | 12 | 26,96,410 | L&T, Trainee |
| Sachidanand Singh | DM, CSP (Delivery) | BE, M.Tech | 38 | 19-Jul-99 | 14 | 29,92,575 | Mahindra British Telecom Ltd., PL |
| Sachin Ashok Pandhare | GPM, ES | B.Tech. | 37 | 20-Sep-04 | 14 | 24,62,114 | Polaris Software Lab Ltd., Project Director |
| Sailaja Chintalagiri | DM, ES | BE, M.Tech | 43 | 22-Jan-01 | 20 | 24,81,262 | Softpro Systems Pvt. Ltd., Senior Consultant |
| Sajaneel S. Ankola | GPM, Canada (Delivery) | B.Sc., B.Sc. Tech. | 40 | 1-Jul-98 | 18 | 29,11,058 | Tata Infotech, Manager |
| Saket Singh | GPM, EMEA (Delivery) | BE | 35 | 29-Dec-97 | 13 | 28,24,747 | L&T, Mechanical Engineer |

| Name | Designation | Qualification | Age | Joining date | Experience (Years) | Gross remuneration (Rs.) | Previous employment, Designation |
|---|---|---|---|---|---|---|---|
| Sakthivel Venugopal | DM, IHL (Delivery) | B.Sc., MCA | 40 | 6-Jun-05 | 18 | 27,88,599 | Cognizant Technology Solutions, PM |
| Sambasiva Rao Maddali | Group Technical Consultant, PLES | BE, Ph.D. | 55 | 3-Feb-05 | 34 | 30,27,585 | TCS, Subpractice Head – Engineering Analysis |
| Sameer Goel | DM, EMEA & Head, Chandigarh DC | B.Tech. | 35 | 5-Aug-02 | 14 | 31,31,394 | TCS, Associate Consultant |
| Sampath Kumar M. K. | GPM, HTDM (Delivery) | B.Tech. | 33 | 5-Aug-96 | 11 | 25,22,281 | – |
| Samson David | AVP, APAC | BE | 38 | 15-Mar-92 | 17 | 53,35,134 | Voltas Ltd., Service Engineer |
| Samuel Mani Kalluparakal | Senior Principal Legal Counsel, Contracts, Finance | B.A., L.L.B.(H) | 32 | 30-Dec-02 | 7 | 25,62,008 | Reliance Industries Ltd., Legal Advisor |
| Sanat Rao | AVP, Finacle, Sales | B.Com., PGD, CA | 42 | 20-Dec-99 | 16 | 36,10,887 | Citicorp Information Technology Ltd., Consultant, Data Warehousing Unit |
| Sandeep Kumar | Principal Consultant, DCG | BE, PGD | 36 | 28-Mar-00 | 12 | 27,18,534 | TCS, IT Analyst |
| Sandeep M. K. | Principal Architect, SETLabs | BE, M.E. | 38 | 1-Feb-92 | 15 | 26,12,128 | IIT Madras, Associate |
| Sandeep Raju | DM, IHLS (Delivery) | B.Tech., PGD | 32 | 7-Jan-00 | 10 | 27,52,881 | Infosys Technologies Limited, Sr. Officer, Corporate Planning |
| Sandeep S. Choudhari | GPM, APAC (Delivery) | BE, MBA | 37 | 27-Jan-98 | 14 | 27,20,961 | Sprint RPG India, Executive |
| Sanjay Jalona | AVP, EMEA (Delivery) | M.Sc. (Tech) | 38 | 15-Dec-00 | 17 | 52,13,548 | Gemplus India Pvt. Ltd., Director |
| Sanjay Purohit | AVP, Corporate Planning | BE | 40 | 27-Dec-00 | 17 | 57,96,310 | Tata Quality Management Services, Senior Consultant |
| Sanjeev Goel | DM, TNS (Delivery) | BE | 40 | 4-Feb-99 | 18 | 31,86,800 | TCS, Associate Consultant |
| Sanjeev V. R. | AVP, PE (Delivery) | BE, PGD | 49 | 12-Feb-98 | 26 | 31,00,231 | C-Dot, Divisional Manager |
| Sanjit R. Mitragotri | GPM, APAC (Delivery) | B.Sc., MCA | 36 | 2-Nov-98 | 12 | 25,88,575 | Mascot Systems, Developer |
| Sankar Venkata Konduru | GPM, ES | B.Sc., MCA | 33 | 5-Jun-00 | 10 | 27,20,148 | Metamor Global Solutions Inc., Software Engineer |
| Satheesha B. N. | AVP, E&R | BE | 36 | 10-May-93 | 14 | 30,51,598 | – |
| Satish G. | DM, BCM (Delivery) | BE | 35 | 13-Feb-95 | 12 | 28,61,081 | – |
| Satish Grampurohit | GPM, EMEA (Delivery) | BE | 33 | 28-Aug-95 | 12 | 24,81,382 | – |
| Satish H. C. | AVP, BCM (Delivery) | BE | 35 | 2-May-94 | 13 | 34,58,378 | – |
| Satya Prakash Singh | DM, ES | B.Tech. | 36 | 13-Feb-95 | 13 | 24,20,937 | SAIL, Trainee |
| Satyendra Kumar | Senior VP, Quality & Productivity | B.Sc. (H), M.Sc. | 53 | 27-Sep-00 | 31 | 64,18,716 | IMR Global, VP |
| Shailendra Jha | AVP, CSP (Delivery) | BE (H) | 46 | 1-Dec-00 | 25 | 31,67,749 | Zensar Technologies Ltd., General Manager |
| Shailesh Kumar Agrawal | Head, Corporate Accounting Group | M.Com., CA., CS., D.B.F., CISA | 33 | 29-Jun-98 | 12 | 30,52,296 | IFCI, Manager |
| Shaji Mathew | AVP, IHL (Delivery) and Head, Mysore DC | B.Tech. | 37 | 22-Jun-92 | 15 | 43,65,481 | Mukand Ltd., Bombay |
| Sharmistha Adhya | DM, EMEA (Delivery) | B.Tech. (H) | 34 | 26-Jun-95 | 12 | 28,56,224 | – |
| Shashidhar B. R. | DM, BCM (Delivery) | BE | 36 | 14-Feb-01 | 14 | 24,75,397 | Mediaserv Information Architects Inc., Senior Solutions Consultant |
| Shekar S. R. | Group Manager, UET, Finacle | B.Com., CAIIB | 51 | 1-Jul-99 | 32 | 25,00,918 | Infosys Technologies Ltd., Consultant |
| Shekhar S. Potnis | AVP, APAC (Delivery) | BE, MBA | 39 | 1-Nov-96 | 15 | 36,91,359 | Thermax Systems & S/W, Executive |
| Sheppard B. Lyngdoh | GPM, EMEA (Delivery) | B.Tech., PGD | 38 | 1-Dec-97 | 15 | 25,90,232 | Tata Consultancy, Senior System Analyst |
| Shibulal S. D. | Director and Group Head, World-wide Customer Delivery & Sales | B.Sc., M.Sc., MS | 52 | 1-Sep-81 | 31 | 46,37,888 | Sun Microsystems, Senior IR Manager |
| Shiv Shankar N. | AVP, Strategic Sourcing Differentiated Delivery and Head, Chennai (Sholinganallur) DC | B.Tech. | 45 | 4-Aug-99 | 25 | 43,31,301 | PRT, Senior Manager |
| Shobha N. Rao | SPM, IHLS (Delivery) | BE | 31 | 24-Mar-97 | 10 | 24,03,581 | – |
| Shrinivas Udatha | DM, ES | B.Tech., PGD | 40 | 29-Nov-99 | 18 | 30,85,725 | TCS Ltd., IT Analyst |
| Shubha V. | AVP, IHLS (Delivery) | BE | 47 | 2-Aug-00 | 26 | 31,95,410 | Bosch, Senior PM |
| Shubhashis Sengupta | Principal Researcher, SETLabs | BE, Ph.D. | 36 | 30-Jun-00 | 10 | 31,22,337 | Telco, Engineer |
| Shyam Sundar V. | AVP, CCD | BE | 39 | 19-Dec-94 | 18 | 28,76,438 | Monotype India Limit, Customer Relations |
| Sitaram M. L. | AVP, CCD | BE | 51 | 24-Jan-00 | 27 | 24,72,089 | Network Solutions Pvt. Ltd., General Manager, Facility Mgmt. Services |
| Sivakumar Ekambaram | DM, EMEA (Delivery) | BE | 37 | 29-Mar-02 | 17 | 30,90,788 | Polaris Software Ltd., Asst. VP |
| Sivashankar J. | VP, IS | B.Tech., MMS | 47 | 22-Jan-99 | 23 | 59,08,652 | Anuvin Business Solutions, Director |
| Somakumar Kolathur | AVP, SI | B.Tech., M.Tech. | 38 | 15-Feb-93 | 14 | 31,77,111 | – |
| Somnath Baishya | Manager, Global Entry Level Recruitment and Campus Relations, HRD | B.Tech. (H), PGD | 33 | 19-Apr-99 | 10 | 25,06,210 | Telco, Senior Officer |
| Soundararajan Sarangarajan | Divisional Manager, SI | Diploma, BE | 44 | 7-Sep-00 | 20 | 30,16,144 | Standard Charted Bank, Service DM |
| Sreedhara Rama Warrier | AVP, DCG | B.Tech. | 41 | 10-Jul-00 | 19 | 40,15,696 | The New India Assurance Co. Ltd., Admin Officer |
| Sreekumar Sukumaran | AVP, SETLabs | B.Tech., M.Tech. | 38 | 2-Apr-01 | 17 | 32,15,188 | Wipro Technologies, Consultant |
| Sridhar G. | GPM, Canada (Delivery) | BE | 41 | 26-Oct-98 | 19 | 26,30,206 | Sonata software Ltd., PL |
| Sridhar Marri | AVP, CDG | B.Com., PGD | 40 | 26-Aug-96 | 20 | 40,47,532 | PCL, Mindware, PL |
| Sridhar Srinivasan Chari | GPM, PLES | BE, M.Tech. | 38 | 17-Apr-00 | 15 | 25,06,495 | NIIT Ltd., Group Consultant |
| Sridhara N. R. | Head, Audits and Assessments, Quality | B.Sc., M.Sc. | 50 | 1-Jan-84 | 23 | 24,76,312 | – |
| Srihari Iyer | Principal Consultant, Finacle | B.Com., MBA | 35 | 9-Jan-03 | 12 | 25,43,850 | Citibank, Regional PM |
| Srikantan Moorthy | VP, CSP (Delivery) | BE | 44 | 7-Dec-00 | 22 | 52,07,951 | Inventa Corporation, General Manager |
| Srinath Batni | Director & Group Co-Head, World-wide Customer Delivery | BE, M.E. | 52 | 15-Jun-92 | 29 | 77,64,648 | PSI Bull (I) Ltd., Senior Manager Marketing Technical Support |
| Srinivas Kamadi | DM, ES | BE | 34 | 29-Nov-02 | 11 | 24,38,947 | Mascot Systems Ltd., PM (Lead Consultant) |
| Srinivas Padmanabhuni | Principal Researcher, SETLabs | B.Tech., M.Tech., Ph.D. | 37 | 22-Apr-02 | 8 | 28,18,406 | Firewhite Inc., Software Architect |
| Srinivas Thonse | Principal Architect, SETLabs | BE | 37 | 23-Mar-92 | 15 | 32,45,172 | PSI Data Systems, Software Engineer |
| Srinivas Uppaluri | AVP, Corporate Marketing | B.Sc., CA | 44 | 21-Aug-02 | 22 | 48,70,199 | Andersen Business Consulting, Director, Business Consulting |
| Srinivasan Govindan | DM, BCM (Delivery) | BE | 39 | 12-Nov-98 | 16 | 24,37,018 | ITC, Systems Administrator |
| Srinivasan Padmanabhan | DM, EMEA (Delivery) | BE | 39 | 4-Jul-05 | 17 | 25,39,943 | Powersoft Consulting Pvt. Ltd., Technical Director |
| Srinivasan Raghavan | AVP, APAC (Delivery) | BE | 48 | 23-Jun-00 | 26 | 32,27,297 | Tata Infotech Ltd., Group Manager |

| Name | Designation | Qualification | Age | Joining date | Experience (Years) | Gross remuneration (Rs.) | Previous employment, Designation |
|---|---|---|---|---|---|---|---|
| Srinivasulu Mallampooty | AVP, Corporate | BE | 36 | 8-Oct-01 | 14 | 34,65,688 | Majoris Systems Private Ltd., PM |
| Sriram Natarajan | DM, TNS (Delivery) | B.Tech. | 33 | 26-Jun-95 | 12 | 27,10,253 | – |
| Subhash Chandra Rastogi | AVP, ES | B.Tech., M.Tech., Ph.D. | 58 | 19-Dec-05 | 33 | 32,46,340 | Satyam Computer Services Limited, AVP |
| Subrahmanya S. V. | AVP, E&R | BE, M.Tech. | 45 | 8-Oct-96 | 19 | 39,66,964 | Ashok Leyland Information Technology Ltd., Asst. PM |
| Subramanyam G. V. | VP, MTC and SETLabs | BE | 40 | 15-Jun-88 | 19 | 48,86,655 | – |
| Subrat Sharma | DM, BCM (Delivery) | BE, MBA | 37 | 11-Oct-00 | 16 | 26,87,367 | TCS, Assistant Consultant |
| Subrata Kar | DM, ES | B.Sc. | 43 | 21-Nov-05 | 20 | 30,31,313 | Hexaware Technologies Ltd., AVP |
| Subraya B. M. | AVP, E&R | B.Sc., PGD, M.Sc., Ph.D. | 52 | 1-Dec-00 | 28 | 31,09,946 | Infosys Technologies Ltd., E&R - Consultant |
| Sudheer H. R. | DM, Finacle | BE | 33 | 19-Feb-96 | 13 | 19,20,625 | Telco Limited, Trainee |
| Sudhir Albuquerque | AVP, HTDM (Delivery) and Head, Mangalore DC | BE | 38 | 1-Oct-90 | 17 | 52,01,057 | – |
| Sudhir Balakrishnan Nair | Practice Manager, IMS | BE | 37 | 29-Jul-02 | 16 | 29,83,340 | HCL Connet Ltd., Founder Member & Regional Manager |
| Suman Sasmal | AVP, IHL (Delivery) | BE, PGD | 43 | 12-Dec-01 | 20 | 38,37,282 | RS Software India Ltd., VP |
| Sumasan Kala | DM, Retail (Delivery) | B.Tech., M.Tech. | 35 | 7-Feb-94 | 13 | 25,37,898 | – |
| Sumit Virmani | Group Manager, Marketing (Finacle), Finacle | B.Com., MBA | 32 | 6-May-04 | 11 | 27,39,845 | Polaris Software, AVP Marketing |
| Sundar Raman K. | DM, Retail (Delivery) | B.Tech. | 47 | 22-Jan-96 | 25 | 30,37,824 | Indian Organic Chemicals Ltd., Manager |
| Sundaresh Shankaran | GPM, PLES | BE | 37 | 9-Mar-98 | 16 | 27,82,658 | L&T, Production Incharge |
| Sundaresh Shenoey | DM, MS Solutions Practice | B.Tech., M.Tech. | 43 | 30-Aug-04 | 20 | 30,34,362 | Accenture Services Pvt. Ltd., Senior Manager |
| Sunil Jose | DM, PE (Delivery) | B.Tech. | 38 | 8-Jun-94 | 16 | 28,65,284 | Motor Indus. Software Services Pvt. Ltd., Supervisor |
| Sunil Kumar Dhareshwar | General Manager, International Taxes, Finance | CA | 31 | 1-Jul-99 | 8 | 27,30,543 | – |
| Sunil Prabhu B. | GPM, HTDM (Delivery) | BE | 38 | 21-Mar-92 | 16 | 26,90,364 | Agro Pvt. Ltd., Systems Software |
| Sunil Senan | DM, ES | BE | 34 | 8-Jan-01 | 12 | 34,91,667 | TCS, IT Analyst |
| Sunil Talloo | DM, BCM (Delivery) | B.Sc. (H), M.B.M., MCA | 40 | 11-Jan-01 | 16 | 28,49,540 | Cambridge Technology Partners, Associate Director |
| Suresh J. K. | AVP, E&R | B.Tech., M.S., Ph.D. | 47 | 27-Jul-98 | 24 | 32,29,350 | ADA, Dy Project Director |
| Suresh Kamath K. | General Manager, Accounts and Administration, Finance | B.Com. | 45 | 26-Nov-87 | 19 | 26,18,672 | – |
| Suresh Prahlad Bharadwaj | Principal, Retail (Delivery) | BE, M.Sc. (Engg) | 45 | 6-Dec-04 | 21 | 38,55,668 | Symmetrix Consulting Pvt. Ltd., Director |
| Suresh Raghuraman | DM, HTDM (Delivery) | B.Sc., MCA | 44 | 23-Apr-01 | 20 | 28,53,961 | Complete Business Solutions Inc., Senior Technical Manager |
| Suresh Rao | DM, PE (Delivery) | BE | 39 | 25-Jun-97 | 16 | 25,91,029 | Accord Modi N/W Sys, Senior Engineer (Testing) |
| Surya Prakash K. | AVP, ANA (Delivery) | BE | 38 | 23-Jul-90 | 17 | 53,01,283 | – |
| Surya Prakash Thammiraju | DM, Finacle | B.Tech., M.Tech. | 36 | 3-Jun-02 | 13 | 24,13,387 | eSpace, Senior Solutions Architect |
| Suryanarayanan M. S. | GPM, BCM (Delivery) | B.Sc., MCA | 34 | 2-Aug-99 | 11 | 27,07,315 | Aviation Software Development Consultancy (I) Ltd., Systems Engineer |
| Surya S. Narayanan | Product Manager, SETLabs | BE (H) | 46 | 22-Sep-05 | 24 | 31,20,681 | Global Automation Inc., Director of Customer Solutions |
| Sushanth Michael Thampppan | Head, Deployment, ILI | B.Sc., MBA | 32 | 3-Apr-00 | 10 | 29,10,006 | Life Skills India Training Pvt. Ltd., Manager |
| Swaminathan R. | GPM, IMS | BE | 36 | 22-Jun-92 | 15 | 25,20,350 | – |
| Tapan Chandra Munshi | DM, Finacle | BE, M.E. | 41 | 1-Dec-93 | 16 | 27,25,188 | Uptron India Ltd., Executive Officer |
| Tapas Mishra | DM, IHL (Delivery) | B.Sc., MCA | 35 | 11-Feb-02 | 13 | 24,10,467 | TCS, Assistant Consultant |
| Tarang S. Puranik | DM, ES | BE | 35 | 14-May-99 | 14 | 27,20,510 | TCS, IT Analyst |
| Tarunpreet Singh Ahluwalia | DM, CSP (Delivery) | B.Tech. | 37 | 26-Jun-00 | 15 | 25,49,678 | Punjab Communications Ltd., Deputy Manager |
| Tejas Shantilal Faldu | Principal, Retail (Delivery) | BE, PGD | 35 | 18-Oct-04 | 12 | 25,67,011 | 3M India Ltd., Section Chief Imports & Materials Management |
| Thirumala Arohi | DM, BCM (Delivery) | B.Tech. | 34 | 25-Aug-97 | 12 | 24,47,118 | KTPS, General Engg |
| Thirumaleshwara Bhat D. | Head, Testing, Finacle | B.Sc., CAIIB, M.Sc. | 52 | 2-Aug-99 | 30 | 29,06,496 | Infosys Technologies Ltd., Consultant |
| Thothathri Viswanathan | AVP, Retail and Head, Chennai (Mahindra City) DC | BE | 44 | 6-Jul-00 | 21 | 43,76,186 | CSAI, Senior Consultant |
| Tony Thomas | DM, PE (Delivery) | B.Tech., B.Sc., M.Tech. | 47 | 5-Jul-00 | 20 | 24,44,063 | ISL Ltd., Senior Addl. Manager |
| Uday Bhaskarwar | AVP, APAC (Sales) | B.Tech. | 36 | 22-Jun-92 | 15 | 39,73,568 | – |
| Unnikrishnan Sukumaran | Senior PM, ANA (Delivery) | BE | 35 | 12-Jul-04 | 12 | 30,96,267 | Accenture, Manager |
| Vaijayanti A. Patharkar | DM, BCM (Delivery) | Diploma, B.Sc., MCM | 39 | 1-Jul-96 | 16 | 24,28,617 | Patni Computer Services, Developer |
| Valmeekanathan Subramanian | VP, PLES | BE (H) | 42 | 12-Dec-05 | 22 | 55,03,392 | Freelance Consulting, Independent Consultant |
| Varsha Bhanot Verma | DM, Retail (Delivery) | B.Sc. | 41 | 28-Sep-01 | 21 | 25,40,117 | Infosys Technologies Ltd., Consultant |
| Vasudev Kamath | DM, HTDM (Delivery) | B.Tech. | 33 | 5-Feb-96 | 11 | 26,70,597 | – |
| Vasudevan V. R. | DM, Canada (Delivery) | B.Tech. | 39 | 23-Jul-90 | 17 | 24,75,242 | – |
| Venkat Narayan S. | Principal Architect, SI | BE | 34 | 27-Jun-94 | 13 | 30,33,758 | – |
| Venkata Sashu Gullibhi | DM, ANA (Delivery) | B.Sc., M.Tech., M.Sc. | 39 | 21-Feb-94 | 15 | 31,00,827 | UB Info & Cons. Ser., Executive |
| Venkatachalam P. K. | DM, EMEA (Delivery) | BE | 35 | 23-Aug-93 | 14 | 26,09,319 | – |
| Venkataramanan T. S. | AVP, Engineering (Finacle) | BE | 42 | 29-Nov-93 | 21 | 35,85,710 | Telco Ltd., Senior Systems Officer |
| Venkatesh V. C. | DM, IVS | B.Sc., M.E. | 39 | 2-Jun-03 | 15 | 30,70,829 | Inautix Tech., AVP |
| Venkatesh Gadiyar H. | General Manager, Finance | B.Com., A.C.A. | 39 | 20-Jan-97 | 15 | 26,33,887 | Manipal Printer, F&A |

| Name | Designation | Qualification | Age | Joining date | Experience (Years) | Gross remuneration (Rs.) | Previous employment, Designation |
|---|---|---|---|---|---|---|---|
| Venkatesh S. G. | DM, Finacle | BE | 37 | 6-May-99 | 15 | 29,39,652 | IBM, Software Consultant |
| Venkataramana Gosavi | Regional Manager, Finacle | BE, MBA | 43 | 3-Apr-02 | 18 | 33,31,070 | Ramco Systems, Country Manager (India & Middle East) |
| Vibhuti Kumar Dubey | DM, ES & Head, Pune DC (Phase 2) | BE, PGD | 42 | 1-Apr-02 | 18 | 30,98,833 | HCL Group, Business Development Manager |
| Vidya Shankar M. | Principal Architect, Products, Finacle | BE | 39 | 21-Apr-97 | 17 | 27,94,304 | Merit Systems Pvt. Ltd., Consultant |
| Vidyabhushana Hande | GPM, PLES | BE, M.E. | 39 | 3-Dec-01 | 15 | 28,58,199 | Wavelet Technologies Pvt. Ltd., Director (R&D) |
| Vijay N. Krishna | DM, HTDM (Delivery) | B.Tech. | 34 | 27-Jun-94 | 13 | 26,78,385 | – |
| Vijaya Raghavan T. R. | Product Manager, Finacle | B.Sc., PGD, M.Sc. | 53 | 1-Sep-99 | 30 | 25,79,985 | Vysya Bank, Senior Manager |
| Vikas Gupta | Regional Manager, Finacle | BE, PGD | 34 | 21-Oct-02 | 12 | 29,93,803 | HCL Comnet, Regional Manager |
| Vinay Rao | Group Lead, Corporate Planning | B.Tech. | 40 | 2-Aug-93 | 17 | 19,09,041 | Contech (I) Pvt. Ltd., Developer |
| Vinayak Pai V. | AVP, Finance | B.Com., C.A. | 36 | 3-Apr-95 | 15 | 44,96,335 | Sajawat Industries Ltd., Chief Accountant |
| Vinayak Shankar Jadhav | GPM, APAC (Delivery) | BE, MBA | 35 | 6-Jan-97 | 12 | 24,44,114 | Atlas Technology Pvt., Marketing |
| Vinod Nethilath | DM, Finacle | B.Tech. (H) | 36 | 17-Dec-01 | 16 | 26,48,839 | Digital Global Soft, PM |
| Viswanathan Lakshmi Narayan | DM, CSP (Delivery) | B.Sc., M.S., MBA | 40 | 13-Jan-05 | 19 | 26,10,870 | Hexaware Technologies Limited, AVP |
| Visveswara Gupta K. | Divisional Manager, TNS (Delivery) | BE | 38 | 4-Apr-92 | 15 | 32,17,819 | – |
| Viswanatha Gopal K. S. | GPM, TNS (Delivery) | BE (H), ICWA | 40 | 26-Dec-02 | 20 | 24,32,397 | Ramco Systems Ltd., Sr. PM |
| Visweswar B. K. | DM, BCM (Delivery) | BE | 34 | 26-Jun-95 | 12 | 27,00,302 | – |
| Vivek | Senior Principal, REU (Delivery) | B.Tech. | 38 | 1-Jul-91 | 16 | 26,83,265 | – |
| Vivek Gupta | DM, PE (Delivery) | B.Tech. | 36 | 26-Dec-00 | 16 | 28,59,242 | Teckspan India Ltd., DC, Manager |

## Employed for part of the year with an average salary above Rs. 2 lakh per month

| Name | Designation | Qualification | Age | Joining Date | Experience (Years) | Gross Remuneration (Rs.) | Previous Employment, Designation |
|---|---|---|---|---|---|---|---|
| Abdul Sakib Mondal | Principal Researcher, SETLabs | BE, Ph.D. | 37 | 5-May-99 | 12 | 10,02,360 | Xavier Institute Of Management, Assistant Professor |
| Abhishek Mitra | Senior Consultant, ES | B.Tech.(H), P.G. Diploma | 33 | 10-Mar-03 | 9 | 4,17,048 | Hewlett Packard, Associate Solution Analyst |
| Aditya Nidamarthy | Senior Principal, CSP (Delivery) | B.Tech. | 43 | 29-Jan-07 | 19 | 5,94,294 | Lucent Technologies, Technical Director |
| Alok Bajpai | AVP, Finance | B.Sc., C.P.A., A.C.A. | 41 | 5-May-04 | 19 | 16,18,358 | Fort Fish Ltd., Controller |
| Amer Singh Thakur | Senior Principal, CSP (Delivery) | AMIE, Diploma, B.Sc., MBA | 47 | 12-Feb-07 | 27 | 4,53,578 | Airtel Enterprises Service Carrier, General Manager |
| Anand Kumar Agarwal | GPM, APAC (Delivery) | B.Tech. | 35 | 2-May-94 | 13 | 10,36,758 | Associated Aluminium, Trainee |
| Anand Sam | DM, ES | BE | 34 | 7-May-01 | 12 | 19,20,849 | Tata Consultancy Services, IT Analyst |
| Ananth Vaidyanathan | AVP, SGS (Sales) | BE | 38 | 16-Jan-92 | 16 | 33,23,769 | Tata Electric Com, Trainee |
| Anjan Kumar | DM, HTDM (Delivery) | BE | 34 | 8-May-95 | 12 | 22,23,773 | MICO, Trainee |
| Anup Vittal | DM, Corporate | B.Sc., M.Sc. | 40 | 5-Mar-01 | 17 | 17,85,098 | Honeywell International, Engineer/Scientist |
| Ashutosh Ashok Butala | Consultant, ES | BE, M.Tech. | 36 | 29-Dec-04 | 12 | 2,51,264 | Thomson Prometric, Data Modeller |
| Atul Mehra | Group Manager, Go-to-Market, Corporate Marketing | B.Sc., B.A. | 44 | 24-Jan-05 | 22 | 30,54,040 | Mastercard International, Director |
| Balachandar S. | GPM, BCM (Delivery) | BE | 37 | 7-Nov-94 | 15 | 23,40,736 | BPL Limited, General Engineering |
| Balaji Rajan | SPM, ES | BE, P.G. Diploma | 33 | 3-Jul-00 | 9 | 2,10,394 | Ramco Systems Ltd., Business Analyst |
| Balakrishnan Thiagarajan | Senior Consultant, ES | BE, MBA, MBA | 32 | 30-Aug-04 | 10 | 4,20,796 | Green Brier, Senior Data Base Consultant |
| Bhavesh Thakur | DM, BCM (Delivery) | BE | 36 | 27-Jul-92 | 15 | 18,41,400 | – |
| Biju Abraham Narayamparambil | PM, PE (Delivery) | B.Tech., M.Tech. | 38 | 22-Jun-92 | 15 | 4,02,470 | – |
| Chandra Kallur | Principal Architect, SETLabs | B.Tech. | 39 | 16-Feb-04 | 17 | 20,87,110 | Getthere, Datawarehouse Manager |
| Chandramouli Kundagrami | Product Manager, Finacle | BE, MBA | 38 | 12-Aug-02 | 14 | 13,91,716 | Citicorp Overseas Software Ltd., Assistant Vice President |
| Chitra Yeshwant Phatak | GPM, TNS (Delivery) | BE | 34 | 2-Apr-01 | 13 | 2,89,941 | Satyam Computer Services Ltd., Senior Systems Analyst |
| Col. Krishna C. V. | Vice President, Infrastructure & Security | BE, MBA | 60 | 1-Apr-98 | 31 | 15,86,995 | Indian Army, Colonel (Retd) |
| Dattaguru Hegde | GPM, Retail (Delivery) | BE | 35 | 2-May-94 | 14 | 6,88,069 | IISc, Team Member |
| Deepak Aggarwal | Senior Manager, Risk Management, Finance | B.Com.(H), C.A., ICWA | 32 | 24-Jul-00 | 9 | 21,67,166 | Indian Oil Corporation, Accounts Officer |
| Dhiraj Sinha | DM, TNS (Delivery) | BE, P.G. Diploma | 36 | 13-Oct-97 | 13 | 20,15,782 | Global Synergies Ltd., Business Development |
| Dipayan Mitra | Senior Principal, REU (Delivery) | B.Tech. | 39 | 27-Jun-06 | 16 | 21,99,801 | GAIL (India) Limited, Senior Manager |
| George Thomas | Corporate HR Manager, C&B, HRD | M.M.S., M.Sc. (Hons) | 31 | 1-Jun-99 | 10 | 20,94,827 | Lucent Technologies (I) Limited, Assistant Manager |
| Gopikrishna R. | PM, HTDM (Delivery) | BE | 30 | 26-Oct-98 | 8 | 2,61,156 | – |
| Harsha H. M. | Vice President, BCM (Delivery) | Diploma, BE, ICWA | 43 | 1-Aug-86 | 21 | 25,29,429 | – |
| Jatadhari K. Sharma | DM, Finacle | B.Sc. (H), MCA | 39 | 10-May-94 | 15 | 28,80,711 | CMC Ltd., Associate IT Engineer |
| Jayachandran C. | Senior Technical Architect, PE (Delivery) | B.Tech., M.Tech. | 36 | 7-Feb-94 | 13 | 3,27,055 | – |
| John Ponvell Philip | Senior Manager, Technical Accounting Group, Finance | B.Sc. (H) | 31 | 11-Nov-02 | 11 | 11,66,080 | KPMG, Staff Accountant |
| Jooju Ramakrishnan T. | GPM, Retail (Delivery) | B.Tech. | 38 | 1-Mar-95 | 16 | 16,28,184 | Datamate S/W Consul., Developer |
| Joseph Shields | Principal Researcher, SETLabs | B.Tech., MBA | 37 | 1-Dec-03 | 11 | 14,06,993 | Deconet Designs, Consultant |
| Joydeep Mukherjee | AVP, REU (Delivery) | B.Tech. | 38 | 22-Jun-92 | 15 | 46,13,769 | – |
| Karpagam Sankaranarayanan | Senior Consultant, DCG | B.A., MBA, M.A. | 43 | 15-Mar-04 | 24 | 4,08,765 | Tata Consultancy Services, Associate Consultant |
| Karthik Krishnasamy | Technical Architect, ANA (Delivery) | BE | 31 | 9-Oct-00 | 10 | 3,33,359 | Electronic Data Systems, Systems Engineer |
| Khushnood Naqvi | Principal Architect, SETLabs | B.Tech. | 35 | 27-Jun-94 | 13 | 14,29,445 | – |

| Name | Designation | Qualification | Age | Joining Date | Experience (Years) | Gross Remuneration (Rs.) | Previous Employment, Designation |
|---|---|---|---|---|---|---|---|
| Krishnan Srinivasa Raghavan Karungunni | SPM, IHL (Delivery) | BE, M.S. | 37 | 2-Aug-04 | 12 | 3,27,991 | Cognizant Technology Solutions, Asst. Manager Projects |
| Madhav Dattaraj Kulkarni | DM, BCM (Delivery) | B.Tech., M.Tech. | 40 | 4-May-98 | 18 | 7,15,687 | PRT (Barbados), Project Manager |
| Marathi Prasad Kolloth | Senior Technical Architect, EMEA (Delivery) | BE | 38 | 8-Dec-03 | 12 | 3,37,281 | Oracle India, Technical Consultant |
| Milind Lakkad | DM, ANA (Delivery) | B.Tech., M.Tech. | 43 | 15-May-02 | 20 | 21,16,026 | Accenture, Senior Manager |
| Mirza Barkatullah Baig | Regional Manager, CCD | Diploma, BE | 35 | 10-Jul-06 | 11 | 18,91,840 | Executive Office of The President, Branch Chief |
| Murali S. Kakolu | AVP, Immigrations Operations, HRD | B.Sc., P.G. Diploma | 45 | 18-Apr-94 | 26 | 6,38,313 | The Mysore Kirloskar, Officer |
| Nagaraj M. V. | Senior Product Consultant, Finacle | B.Sc., C.A.IIB | 51 | 20-Nov-00 | 33 | 4,89,624 | Consultancy Services, Founder |
| Nagendra Ramakrishna Setty | Technical Architect, E&R | BE | 34 | 31-Dec-01 | 12 | 2,19,751 | HCL Technologies America Inc., Software Consultant/Senior Software Consultant |
| Nageswar P. Panigrahi | SPM, IHL (Delivery) | Diploma, B.Sc. (H), MBA, M.Sc. | 44 | 4-Jan-99 | 19 | 3,39,064 | Tata Refractories, Manager |
| Nallasivan G. | DM, ANA (Delivery) | B.Tech., B.Sc. | 41 | 5-Jan-98 | 19 | 28,89,912 | BEML, Manager |
| Nandakumar Thiruvengadam | DM, IVS | B.Com., ACS, AICWA | 43 | 28-Aug-06 | 22 | 15,77,166 | Hexaware Technologies Limited, AVP |
| Narasimha Prasad D. | Manager, Global Entry Level Recruitment and Campus Relations, HRD | BE, P.G. Diploma | 33 | 8-Apr-99 | 10 | 13,63,248 | GL Polyurethane Processing Company Ltd., Marketing Executive |
| Narayana Murthy N. R. | Chairman and Chief Mentor | BE, M.Tech. | 60 | 18-Mar-82 | 36 | 28,05,457 | Patni Computers Systems Pvt. Ltd., Head – Software Group |
| Naveen K. Unni | Principal Architect, PE (Delivery) | B.Tech. (H) | 32 | 26-Jun-95 | 12 | 23,89,063 | – |
| Navin Dhananjaya | Principal, Retail (Delivery) | BE | 33 | 4-Sep-06 | 12 | 16,26,662 | Manthan Systems, Director |
| Neeraj Sudhan | Senior Principal, CSP (Delivery) | BE, P.G. Diploma | 40 | 18-Dec-06 | 19 | 8,34,973 | Bharti Airtel Limited, General Manager |
| Neeraja Shetty | DM, EMEA (Delivery) | BE, M.Tech. | 40 | 2-Jan-95 | 17 | 16,20,472 | NCST, Scientist |
| Neetu Kishore | SPM, IMS | B.Sc. Engg. | 38 | 14-Apr-03 | 13 | 4,79,806 | CMC Limited, Senior Engineer |
| Nilesh Padmakar Bakhle | GPM, BCM (Delivery) | B.Sc., M.C.A. | 39 | 1-Sep-05 | 17 | 26,23,900 | Mphasis, Senior Architect |
| Nitin Govind Kulkarni | AVP, EMEA (Delivery) | BE, M.Tech. | 40 | 18-Apr-05 | 16 | 24,79,841 | Persistent Systems Pvt. Ltd., Vice President |
| Pankaj Kumar Keshri | GPM, IHL (Delivery) | B.Tech. | 33 | 26-Jun-95 | 12 | 23,71,593 | – |
| Paul Bendix Sebastian Kollannur | AVP, IMS | BE | 40 | 8-Oct-01 | 18 | 12,90,785 | Bangalore Labs Pvt. Ltd., Client Service Manager |
| Prakash Jayaram | Principal, Corporate | BE, M.S. | 37 | 17-Jan-05 | 14 | 23,84,948 | Krishna Solutions, Co-Founder/ Vice President |
| Prashanth D. B. | Technical Architect, PE (Delivery) | BE | 30 | 28-Dec-98 | 8 | 3,90,889 | - |
| Priya Kurien | Principal Architect, EMEA (Delivery) | BE, M.S. | 34 | 6-Feb-97 | 13 | 23,34,445 | EDS, Developer |
| Purushottam V. S. | Principal Consultant, IMS | BE, P.G. Diploma | 36 | 1-Dec-00 | 13 | 17,74,211 | LG Commerz Now Pvt. Ltd., Head-Strategy & Consulting |
| Rajani Kanth Karragadda | AVP, ILI | Diploma, BE | 49 | 28-May-01 | 27 | 16,03,756 | Consulting, CTO |
| Rajesh Patnaik | Principal, SGS unit (Sales) | B.Tech., MBA, M.Tech. | 35 | 25-Apr-05 | 9 | 6,80,824 | Wipro Technologies, Consultant |
| Rajkumar Sivarajan | Test Manager, IVS | B.Sc., M.C.A. | 30 | 13-Dec-04 | 8 | 2,28,657 | Intel Technology, Software Engineer |
| Rakesh Das | SPM, IHL (Delivery) | BE | 35 | 6-Jan-97 | 13 | 3,37,758 | Telco, Engineer |
| Ramachandran K. G. | Consultant, ILI | B.Laws, B.Com., C.A.IIB | 61 | 1-Mar-04 | 39 | 37,13,558 | BHEL, Chairman & Managing Director |
| Ramakrishna Kalluri | AVP, HTDM (Delivery) | B.Tech. | 38 | 22-Jul-90 | 17 | 27,30,165 | – |
| Ramesh Kumar Singam Mudaliar | Senior Consultant, ES | BE, P.G. Diploma, M.E. | 39 | 24-Nov-03 | 16 | 2,37,695 | Satyam Computer Services Ltd., Senior Consultant |
| Ramesh Srinivasan | Principal, ANA (Delivery) | BE, MBA, M.S. | 43 | 24-Apr-06 | 15 | 24,49,089 | UGS, Program Manager |
| Ramprasath Srinivasan Vasudevan | PM, IHL (Delivery) | BE | 31 | 11-Jan-01 | 10 | 2,48,110 | Hexaware Technologies Limited, System Analyst |
| Salmo Mukind Chandra Sen | Group Manager, E&R | BE, M.E. | 42 | 8-Jun-98 | 20 | 6,25,987 | Manipal Inst. of Technology, Lecturer |
| Sangeeta Das | Senior Principal Consultant, ES | B.Sc., P.G. Diploma | 36 | 4-Dec-00 | 11 | 16,10,873 | Price Water House Coopers Ltd., Consultant |
| Sanjay Gupta | Principal Consultant, DCG | BE, M.Tech., Ph.D. | 39 | 8-Jan-01 | 17 | 9,72,214 | UP State Electricity Board, Assistant Engineer |
| Saugata Nandi | Senior Consultant, ILI | BE, P.G. Diploma | 37 | 8-Nov-04 | 16 | 5,72,497 | Nuspoanta Limited, GM -Corporate Research Center |
| Shailesh Arvind Ghorpade | AVP, Corporate Planning | B.Sc., B.Sc. Tech., M.M.S. | 41 | 14-May-02 | 16 | 10,83,373 | Tata Finance Ltd., General Manager & Corporate Quality Head |
| Sharath Kumar M. P. | SPM, PE (Delivery) | BE, M.Tech. | 36 | 15-Oct-96 | 11 | 8,49,183 | Central Research Lab, Member (Research Staff) |
| Sheshadri M. Venkatadri | Senior Consultant, ES | B.Tech., P.G. Diploma | 33 | 4-Jul-00 | 8 | 2,15,349 | P&G Asia Pte. Ltd., Financial Analyst |
| Shubhabrata Mohanty | Technical Architect, BEU (Delivery) | BE | 29 | 31-Aug-98 | 9 | 2,14,740 | – |
| Sivaramakrishnan K. | AVP, HRD | B.Sc., P.G. Diploma | 37 | 15-Mar-96 | 15 | 6,65,052 | Hong Kong Bank, Assistant |
| Sridhar Kunandori | Group PM, ANA (Delivery) | B.Sc. (H), MCA | 39 | 4-Sep-00 | 15 | 23,47,598 | Syntel India Ltd., Deputy General Manager |
| Sridhar Srinivasan | PM, BCM (Delivery) | B.Tech., P.G. Diploma | 32 | 3-May-99 | 9 | 2,50,280 | Infosys Technologies Ltd., Software Engineer |
| Srinivas Vinjamuri | Program Manager, Quality | B.Sc. (H), MCA, P.G. Diploma | 37 | 25-Feb-02 | 12 | 2,05,183 | Satyam Computer Services Ltd., Senior Systems Analyst |
| Srinivasan Venkiteswaran Iyer | Implementation PM, Finacle | BE, MBA | 31 | 14-Mar-05 | 9 | 2,58,648 | Quinnox Consultancy Services, Senior Consultant |
| Srinivasaraghavan Gopalakrishnan | DM, SGS (Delivery) | B.Tech., M.Tech., Ph.D. | 45 | 2-Nov-99 | 16 | 17,70,506 | Peritus Software Services, Program Manager |
| Sriram Anand | Principal Researcher, SETLabs | B.Tech., Ph.D. | 38 | 4-Nov-04 | 11 | 21,08,415 | Axis Technology, Senior Architect |
| Sudarsan K. | SPM, PE (Delivery) | BE | 31 | 25-Aug-97 | 10 | 2,27,354 | – |
| Sukumar S. | Senior Principal, Corporate Planning | BE, P.G. Diploma | 35 | 17-Dec-97 | 11 | 10,90,472 | Infrastructure Leasing & Financial services, Senior Officer |
| Sumedh R. Rajadhyax | GPM,EMEA (Delivery) | BE, P.G. Diploma | 36 | 23-Nov-98 | 14 | 23,60,294 | KPMG India (Pvt) Ltd., Manager |

| Name | Designation | Qualification | Age | Joining Date | Experience (Years) | Gross Remuneration (Rs.) | Previous Employment, Designation |
|---|---|---|---|---|---|---|---|
| Surajit Dey | DM, REU (Delivery) | B.Tech. (H) | 33 | 24-Jun-96 | 11 | 19,80,045 | – |
| Suryaprakash Viswanath K. | DM, Retail (Delivery) | BE, P.G. Diploma | 41 | 15-Jul-02 | 18 | 21,32,645 | ReadiMinds Systems, Director Technical |
| Swarup Joshi | - | - | 26 | - | - | 7,07,204 | – |
| Venkatachalaiah Babu K | Senior Consultant, ES | B.Tech., P.G. Diploma | 41 | 14-Jun-99 | 17 | 2,30,457 | TCS, Assistant Consultant |
| Venkatesh Ramrao Patil | DM, APAC (Delivery) | B.Tech., M.Tech. | 46 | 31-Aug-01 | 22 | 6,70,748 | Deutsche Software Ltd., Group Manager |
| Venkataraman Krishnamurthy | Senior Associate, Corporate | BE, P.G. Diploma | 33 | 30-Sep-04 | 9 | 4,35,689 | Tata Strategic Management Group, Consultant |
| Vibhakar Tripathi | GPM, PE (Delivery) | B.Tech. | 38 | 23-Aug-93 | 16 | 19,10,556 | DCM Toyota, Production In-charge |
| Vijay N. Krishna | DM, HTDM (Delivery) | B.Tech. | 34 | 27-Jun-94 | 13 | 26,78,385 | – |
| Vijay Ratnaparkhe | AVP, ES (Delivery) | BE, M.Tech. | 42 | 11-May-98 | 19 | 16,39,224 | COSL, Consultant |
| Vinay Mishra | SPM, IHL (Delivery) | B.Tech. | 35 | 13-Oct-97 | 12 | 2,31,352 | SAIL In-charge |
| Vinod Nethilath | DM, Finacle | B.Tech. (H) | 36 | 17-Dec-01 | 16 | 26,48,839 | Digital Global Soft, Project Manager |
| Viswanath Sreeram Kalaphy | Manager Global Engagements, Finacle | B.Com., M.M.S., C.A. | 40 | 24-Sep-01 | 15 | 11,00,407 | Citibank, Assistant Vice President |
| Vivek Sahai Mathur | Group Test Manager, IVS | AMIE, P.G. Diploma | 38 | 28-Apr-97 | 13 | 5,22,735 | Indian Railways, Assistant Mechanical Engineer |

*Notes:* *Remuneration comprises basic salary, allowances and taxable value of perquisites.*
*None of the employees are related to any director of the Company.*
*None of the employees own more than 2% of the outstanding shares of the Company as on March 31, 2007.*
*The nature of employment is contractual in all the above cases.*

Bangalore
April 13, 2007

For and on behalf of the board of directors

Nandan M. Nilekani
*Chief Executive Officer and Managing Director*

N. R. Narayana Murthy
*Chairman and Chief Mentor*

| Designations | |
|---|---|
| AVP | Associate Vice President |
| CEO | Chief Executive Officer |
| COO | Chief Operating Officer |
| CTO | Chief Technical Officer |
| DM | Delivery Manager |
| GPM | Group Project Manager |
| PL | Project Leader |
| PM | Project Manager |
| SPM | Senior Program Manager |
| SVP | Senior Vice President |
| VP | Vice President |

| Units at Infosys | |
|---|---|
| ANA | Automotive and Aerospace |
| APAC | Asia Pacific |
| BCM | Banking and Capital Markets |
| CCD | Computers and Communications Division |
| CDG | Communication Design Group |
| CSP | Communication Service Providers |
| DCG | Domain Competency Group |
| E&R | Education and Research |
| EMEA | Europe, Middle East and Africa |
| ES | Enterprise Solutions |
| F&A | Finance & Administration |
| GSE | Global Sales Effectiveness |
| HRD | Human Resources Department |
| HRPG | High Risk Projects Group |
| HTDM | Hi Tech and Discrete Manufacturing |
| IHL | Insurance Healthcare & Life Sciences |
| ILI | Infosys Leadership Institute |
| IMS | Infrastructure Management Services |
| IS | Information Systems |
| IVS | Independent Validation Solutions |
| MTC | Microsoft Technology Center |
| PE | Product Engineering |
| PLES | Product Lifecycle and Engineering Solutions |
| REU | Energy, Utilities and Resources |
| SA&A | Security Audit and Architecture |
| SETLabs | Software Engineering and Technology Labs |
| SGS | Strategic Global Sourcing |
| SI | Systems Integration |
| TNS | Transportation and Services |

# Annexure to the directors' report

## c) Statement pursuant to Section 212 of the Companies Act, 1956

*in Rs. crore*

| Subsidiary | Infosys BPO Ltd. | Infosys Technologies (Australia) Pty. Ltd. | Infosys Technologies (China) Co. Ltd. | Infosys Consulting, Inc. | Infosys BPO S.R.O. (Czech Republic)* |
|---|---|---|---|---|---|
| Financial period ended | Mar 31, 2007 | Mar 31, 2007 | Dec 31, 2006 | Mar 31, 2007 | Mar 31, 2007 |
| Holding company's interest | 98.92% in equity shares | 100.00% in equity shares | 100.00% in capital | 100.00% in equity shares | 98.92% in equity shares |
| Shares held by the holding company in the subsidiary | 3,34,61,902 equity shares of Rs. 10 each fully paid up | 1,01,08,869 shares | | 2,00,00,000 shares | NA |
| Net aggregate profits / losses of the subsidiary for the current period so far as it concerns the members of the holding company | | | | | |
| a. dealt with or provided for in the accounts of the holding company | – | – | – | – | – |
| b. not dealt with or provided for in the accounts of the holding company | Profit: 153 | Profit: 71 | Loss: 29 | Loss: 111 | Loss: 1 |
| Net aggregate profits / losses for previous financial years of the subsidiary so far as it concerns the members of the holding company | | | | | |
| a. dealt with or provided for in the accounts of the holding company | – | – | – | – | – |
| b. not dealt with or provided for in the accounts of the holding company | Profit: 122 | Profit: 18 | Loss: 25 | Loss: 70 | Loss: 2 |

| Subsidiary | Issued and subscribed share capital | Reserves | Loans | Total assets | Total liabilities | Investments | | | Turnover | Profit / (Loss) before taxation | Provision for taxation | Profit / (Loss) after taxation | Proposed dividend |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Long-term | Current | Total | | | | | |
| Infosys BPO Limited | 34 | 302 | – | 336 | 336 | 4 | 25 | 29 | 650 | 155 | 2 | 153 | – |
| Infosys Technologies (Australia) Pty Ltd. | 4 | 114 | – | 118 | 118 | – | – | – | 446 | 102 | 31 | 71 | – |
| Infosys Technologies (China) Co. Ltd. | 45 | (55) | 22 | 12 | 12 | – | – | – | 60 | (29) | – | (29) | – |
| Infosys Consulting, Inc. | 86 | (174) | – | (88) | (88) | – | – | – | 213 | (111) | – | (111) | – |
| Infosys BPO S.R.O (Czech Republic)* | 4 | – | 2 | 6 | 6 | – | – | – | 18 | (1) | – | (1) | – |

*Wholly-owned subsidiary of Infosys BPO Limited.

| | | | |
|---|---|---|---|
| N. R. Narayana Murthy<br>*Chairman and Chief Mentor* | Nandan M. Nilekani<br>*Chief Executive Officer and Managing Director* | S. Gopalakrishnan<br>*President, Chief Operating Officer and Joint Managing Director* | Deepak M. Satwalekar<br>*Director* |
| Marti G. Subrahmanyam<br>*Director* | Omkar Goswami<br>*Director* | Claude Smadja<br>*Director* | Sridar A. Iyengar<br>*Director* |
| David L. Boyles<br>*Director* | Jeffrey S. Lehman<br>*Director* | S. D. Shibulal<br>*Director* | K. Dinesh<br>*Director* |
| T. V. Mohandas Pai<br>*Director* | Srinath Batni<br>*Director* | V. Balakrishnan<br>*Chief Financial Officer* | Parvatheesam K.<br>*Company Secretary* |

Bangalore
April 13, 2007

# Directors' responsibility statement

## d) The directors' responsibility statement as required under Section 217 (2AA) of the Companies Act, 1956

The financial statements are prepared in conformance with the accounting standards issued by the Institute of Chartered Accountants of India and the requirements of the Companies Act, 1956, to the extent applicable to us; on the historical cost convention; as a going concern and on the accrual basis. There are no material departures from prescribed accounting standards in the adoption of the accounting standards. The accounting policies used in the preparation of the financial statements have been consistently applied except as otherwise stated in the notes on accounts.

The Board of Directors accepts responsibility for the integrity and objectivity of these financial statements. The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner, the form and substance of transactions, and reasonably present our state of affairs and profits for the year. To ensure this, we have taken proper and sufficient care in implementing a system of internal control and accounting records; for safeguarding assets; and for preventing and detecting frauds as well as other irregularities; which are reviewed, evaluated and updated on an ongoing basis. Our internal auditors have conducted periodic audits to provide reasonable assurance that the established policies and procedures have been followed. However, there are inherent limitations that should be recognized in weighing the assurances provided by any system of internal controls and accounts.

The financial statements have been audited by M/s. BSR & Co., Chartered Accountants, and statutory auditors.

The audit committee meets periodically with the internal auditors and the statutory auditors to review the manner in which the auditors are discharging their responsibilities, and to discuss auditing, internal control and financial reporting issues. To ensure complete independence, the statutory auditors and the internal auditors have full and free access to the members of the audit committee to discuss any matter of substance.

For and on behalf of the Board of Directors

Nandan M. Nilekani
*Chief Executive Officer and Managing Director*

N. R. Narayana Murthy
*Chairman and Chief Mentor*

Bangalore
April 13, 2007

# Auditors' certificate
## on corporate governance

To the members of Infosys Technologies Limited,

We have examined the compliance of conditions of corporate governance by Infosys Technologies Limited ("the Company"), for the year ended on March 31, 2007, as stipulated in clause 49 of the Listing Agreement of the said Company with the stock exchanges.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the corporate governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of corporate governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

for BSR & Co.
*Chartered Accountants*

Natrajan Ramkrishna
*Partner*
Membership No: 32815

Bangalore
April 30, 2007

# Management's discussion and analysis

## Overview

The financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, and Generally Accepted Accounting Principles (GAAP) in India. Our management accepts responsibility for the integrity and objectivity of these financial statements, as well as for various estimates and judgments used therein. The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner the form and substance of transactions, and reasonably present our state of affairs, profits and cash flows for the year.

## A. Industry structure and developments

Changing economic and business conditions, rapid technological innovation, proliferation of the internet and globalization are creating an increasingly competitive market environment that is driving corporations to transform the manner in which they operate.

Customers are increasingly demanding improved products and services with accelerated delivery times and at lower prices. To address these needs adequately, corporations are focusing on their core competencies and are using outsourced technology service providers to help improve productivity, develop new products, conduct research and development activities, reduce business risk, and manage operations more effectively.

The role of technology has evolved from supporting corporations to transforming them. The ability to design, develop, implement, and maintain advanced technology platforms and solutions to address business and customer needs has become a competitive advantage and a priority for corporations worldwide. Concurrently, the prevalence of multiple technology platforms and a greater emphasis on network security and redundancy have increased the complexity and cost of IT systems, and have resulted in greater technology-related risks. The need for more dynamic technology solutions and the increased complexity, cost and risk associated with these technology platforms has created a growing need for specialists with experience in leveraging technology to help drive business strategy.

There is an increasing need for highly skilled technology professionals in the markets in which we operate. At the same time, corporations are reluctant to expand their internal IT departments and increase costs. These factors have increased corporations' reliance on their outsourced technology service providers and are expected to continue to drive future growth for outsourced technology services. In April 2007, the Forrester U.S. IT Spending Update: Q1 2007 has indicated that the growth in spending on IT outsourcing and IT consulting and integration services in the United States will be 6% and 10%, respectively, in 2008 as compared to 2007.

### Increasing trend towards offshore technology services

Outsourcing the development, management and ongoing maintenance of technology platforms and solutions has become increasingly important. Corporations are increasingly turning to offshore technology service providers to meet their need for high quality, cost competitive technology solutions. As a result, offshore technology service providers have become mainstream in the industry and continue to grow in recognition and sophistication. The effective use of offshore technology services offers a variety of benefits, including lower total cost of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of technology solutions and more flexibility in scheduling. According to Gartner's Forecast: IT Outsourcing, Worldwide 2004-2009 Update – Worldwide IT outsourcing spending will rise from $193 billion in 2004 to $260 billion by 2009. The *Gartner Dataquest* report, 2006 indicates that the Business Process Outsourcing market is expected to grow from $111 billion to $172 billion during the same period. In addition, technology companies are also recognizing the benefits of offshore technology service providers in software research and development, and related support functions and are outsourcing a greater portion of these activities.

### The India advantage

India is recognized as the premier destination for offshore technology services. According to a Fact Sheet on the Indian IT Industry recently published by NASSCOM, the total combined Indian IT services and IT-enabled services export market in fiscal 2006 was nearly $24 billion and is estimated to be approximately $31 billion in fiscal 2007. A report published by NASSCOM-KPMG in 2004 indicated that the total Indian IT services and IT-enabled services export market is projected to grow to $49 billion by 2009.

There are several key factors contributing to the growth of IT and IT-enabled services.

*High quality delivery:* According to NASSCOM, as of December 2006, over 440 Indian companies had acquired quality certifications with 90 companies certified at SEI CMM Level 5 – higher than any other country in the world. SEI-CMM is the Carnegie Mellon Software Engineering Institute's Capability Maturity Model, which assesses the quality of organizations' management system processes and methodologies. Level 5 is the highest level of the CMM assessment.

*Significant cost benefits:* The NASSCOM Strategic Review 2007 suggests that India has a strong track record of delivering a significant cost advantage, with clients reporting savings of up to 25-50% over the original cost base.

*Abundant skilled resources:* India has a large and highly skilled english-speaking labor pool. According to the NASSCOM Strategic Review 2007, India produces approximately 3.1 million university and college graduates, including approximately 5,00,000 engineering degree and diploma holders from its educational institutions annually.

NASSCOM Strategic Review 2007 suggests that the large and growing pool of skilled professionals has been a key driver of the rapid growth in the Indian IT-ITES sector. According to NASSCOM, India has the single largest pool of suitable offshore talent – accounting for 28% of the total suitable pool available across all offshore destinations and outpacing the share of the next closest destination by at least a factor of 2.5.

The factors listed above also make India the premier destination for other services such as IT-enabled services, which we refer to as business process management. Industry analysts have observed that business process management services of leading offshore technology service providers have strong prospects for growth given the providers' experience, proven track record and breadth of client relationships. According to a Fact Sheet on the Indian IT Industry recently published by NASSCOM, the total Indian IT-enabled services export market in fiscal 2006 was $6.3 billion. The 2004 NASSCOM-KPMG report estimates that the Indian IT-enabled services export market will grow to approximately $21 billion by 2009.

While these advantages apply to many companies with offshore capabilities in India, we believe that there are additional factors critical to a successful, sustainable and scalable technology services business. These factors include the ability to:

- effectively integrate onsite and offshore execution capabilities to deliver seamless, scalable services;
- increase depth and breadth of service offerings to provide a one-stop solution in an environment where corporations are increasingly reducing the number of technology service vendors they are using;

- develop and maintain knowledge of a broad range of existing and emerging technologies;
- demonstrate significant domain knowledge to understand business processes and requirements;
- leverage in-house industry expertise to customize business solutions for clients;
- attract and retain high quality technology professionals; and make strategic investments in human resources and physical infrastructure (or facilities) throughout the business cycle.

### Evolution of technology outsourcing

The nature of technology outsourcing is changing. Historically, corporations either outsourced their technology requirements entirely or on a standalone project-by-project basis. In an environment of rapid technological change, globalization and regulatory changes, the complete outsourcing model is often perceived to limit a corporation's operational flexibility and not fully deliver potential cost savings and efficiency benefits. Similarly, project-by-project outsourcing is also perceived to result in increased operational risk and coordination costs, as well as failing to fully leverage technology service providers' complete range of capabilities. To address these issues, corporations are developing a more systematic approach to outsourcing that necessitates their technology service providers to develop specialized systems, processes and solutions along with cost-effective delivery capabilities.

## B. Financial condition

### Sources of funds

### 1. Share capital

At present, we have only one class of shares – equity shares of par value Rs. 5 each.

Our authorized share capital is Rs. 300 crore, divided into 60 crore equity shares of Rs. 5 each. As of end of the previous year, the authorized share capital was Rs. 150 crore. The authorized share capital increased during the year by Rs. 150 crore consequent to a resolution passed in the previous AGM. The issued, subscribed and paid up capital increased from Rs. 138 crore as of March 31, 2006 to Rs. 286 crore as of March 31, 2007.

On July 15, 2006, we allotted bonus shares in the ratio of 1:1 resulting in an addition of 27,68,43,176 equity shares. The bonus issue resulted in an increase of paid up capital by Rs. 138 crore which was capitalized from general reserve.

During the year, employees exercised 22,00,938 equity shares issued under the 1998 Stock Option Plan, and 1,66,10,768 equity shares issued under the 1999 Stock Option Plan. Consequently, the issued, subscribed and outstanding shares increased by 1,88,11,706 and share capital increased by Rs. 10 crore. Details of options granted, outstanding and vested as of March 31, 2007 are given in this report.

The equity shares of the Company are currently listed in India on the NSE and BSE and the NASDAQ in the U.S. The market capitalization of the Company as of March 31, 2007 was Rs. 1,15,307 crore (previous year Rs. 82,154 crore).

### 2. Reserves and surplus

A summary of reserves and surplus is provided in the table below.

*in Rs. crore*

| | As at March 31, | |
|---|---|---|
| | 2007 | 2006 |
| a. Capital reserve | 6 | 6 |
| b. Share premium | 2,768 | 1,543 |
| c. General reserve | 3,258 | 3,015 |
| d. Profit and loss account | 4,844 | 2,195 |
| Total | 10,876 | 6,759 |

### a. Capital reserve

The balance as of March 31, 2007, amounted to Rs. 6 crore, same as in the previous year.

### b. Share premium

A statement of movement in the share premium account is given below:

*in Rs. crore*

| | As at March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Balance – beginning of year | 1,543 | 900 |
| *Add:* Premium on ESOP exercise | 1,206 | 571 |
| *Add:* Income tax benefit arising from ESOP exercise | 19 | 72 |
| Balance – end of year | 2,768 | 1,543 |

The addition to the share premium account of Rs. 1,206 crore during the year is on account of premium received on issue of 1,88,11,706 equity shares, on exercise of options under the 1998 and 1999 stock option plans. The total amount received on allotment of shares under the stock option plans during the year was Rs. 1,216 crore out of which Rs. 10 crore relates to share capital account and the balance of Rs. 1,206 crore was allocated to the share premium account.

An amount of Rs. 19 crore was credited to the share premium account during the year arising due to tax benefits in overseas jurisdiction of deductions earned on exercise of employees stock options in excess of compensation charged to the profit and loss account.

### c. General reserve

A statement of movement in the general reserve is given below:

*in Rs. crore*

| | As at March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Balance – beginning of year | 3,015 | 2,773 |
| *Less:* Gratuity transitional liability | (9) | – |
| Capitalized for bonus issue | (138) | – |
| *Add:* Transfer from P&L account | 378 | 242 |
| Fair value of options issued in exchange for IBPO options | 12 | – |
| Balance – end of year | 3,258 | 3,015 |

The details of the increase is provided in the table below:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Equity shares (No.) | Rs. crore | Equity shares (No.) | Rs. crore |
| Share capital – beginning of year | 27,55,54,980 | 138 | 27,05,70,549 | 135 |
| *Add:* Capitalization of general reserves for bonus issue | 27,68,43,176 | 138 | – | – |
| *Add:* Shares issued upon ESOP exercise | | | | |
| The 1998 Plan | 22,00,938 | 1 | 6,85,702 | 1 |
| The 1999 Plan | 1,66,10,768 | 9 | 42,98,729 | 2 |
| Sub-total | 1,88,11,706 | 10 | 49,84,431 | 3 |
| Share capital – end of year | 57,12,09,862 | 286 | 27,55,54,980 | 138 |

Effective April 1, 2006, the Company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the Company amounted to Rs. 9 crore. As required by the standard, the obligation has been recorded with the transfer to general reserves.

On July 15, 2006, we allotted bonus shares in the ratio of 1:1 resulting in an addition of 27,68,43,176 equity shares. The bonus issue resulted in an increase of paid up capital by Rs. 138 crore which was capitalized from general reserve.

An amount of Rs. 378 crore representing 10% of the profits for the year ended March 31, 2007 (previous year Rs. 242 crore) was transferred to general reserve account from the profit and loss account.

In January 2007, the Company initiated the purchase of outstanding options in Infosys BPO from its option holders. The option holders were given a choice to sell their options and / or swap Infosys BPO options for Infosys Options at a swap ratio based on fair market value. Consequent to this proposal Infosys granted 1,51,933 Infosys Options under the 1999 plan valued at a fair value of Rs. 12 crore. Accordingly the investment in Infosys BPO and the general reserve has increased by Rs. 12 crore. The details of total investment in Infosys BPO is discussed in this report.

### d. Profit and loss account

The balance retained in the profit and loss account as of March 31, 2007 is Rs. 4,844 crore after providing the interim and final dividend for the year of Rs. 649 crore and dividend tax of Rs. 102 crore.

The total shareholder funds increased to Rs. 11,162 crore as of March 31, 2007 from Rs. 6,897 crore as of the previous year end.

The book value per share increased to Rs. 195.41 as of March 31, 2007 compared to Rs. 125.15 as of the previous year end.

## Application of Funds

### 3. Fixed assets

A statement of movement in fixed assets is given below:

*As of March 31,* *in Rs. crore*

| | 2007 | 2006 | Growth % |
|---|---|---|---|
| Land – free-hold | 76 | 34 | 123.5 |
| Land – lease-hold | 95 | 104 | (8.7) |
| Buildings | 1,471 | 1,022 | 43.9 |
| Plant and machinery | 760 | 559 | 36.0 |
| Computer equipment | 944 | 700 | 34.9 |
| Furniture and fixtures | 541 | 417 | 29.7 |
| Vehicles | 2 | 1 | 100.0 |
| Gross block | 3,889 | 2,837 | 37.1 |
| *Less:* accumulated depreciation | 1,739 | 1,275 | 36.4 |
| Net block | 2,150 | 1,562 | 37.6 |
| *Add:* capital work-in-progress | 957 | 571 | 67.6 |
| Net fixed assets | 3,107 | 2,133 | 45.7 |
| Depreciation | | | |
| as % of revenues | 3.6 | 4.5 | |
| as % of average gross block* | 14.6 | 17.2 | |
| Accumulated depreciation as | | | |
| % of gross block* | 46.8 | 47.2 | |

**Excluding land*

*The capital work-in-progress as of March 31, 2007 and 2006 represents advances paid toward acquisition of fixed assets, and the cost of assets not put to use.*

The details of built up area and seats are provided in the table below:

| | 2007 | 2006 |
|---|---|---|
| Built up area (sq. ft). | | |
| Completed | 1,19,64,601 | 90,26,428 |
| In progress | 1,03,12,039 | 53,43,603 |
| Seats (No.) | | |
| Completed | 58,488 | 41,666 |
| In progress | 32,967 | 20,200 |

### a. Capital expenditure

We incurred an amount of Rs. 1,443 crore (Rs. 1,048 crore in the previous year) as capital expenditure comprising of additions to gross block of Rs. 1,058 crore (excluding Rs. 40 crore movement of land from lease-hold to free hold land) and Rs. 385 crore on account of increase in capital work in progress. The entire capital expenditure was funded out of internal cash flows.

### b. Additions to gross block

During the year, we added Rs. 1,058 crore to our gross block comprising of Rs. 249 crore for investment in computer equipment and the balance of Rs. 809 crore on infrastructure investment.

We invested Rs. 32 crore to acquire 291.9 acres of lease-hold land at Chandigarh, Chennai, Mangalore, Mysore, Pune and Thiruvananthapuram.

Due to several new development centers being operationalized, details of which are provided in this Annual Report, buildings, computer equipment, plant and machinery, furniture and fixtures and vehicles increased by Rs. 449 crore, Rs. 249 crore, Rs. 201 crore, Rs. 124 crore and Rs. 1 crore, respectively.

During the previous year, we added Rs. 799 crore to our gross block, including investment in computer equipment of Rs. 199 crore and the balance of Rs. 600 crore on infrastructure investment.

### c. Retirement of assets

During the year, we retired / transferred various assets with a gross block of Rs. 6 crore and a net book value of Rs. 1 crore. Included in the above, is the donation of computer systems costing Rs. 4 crore (book value Rs. nil). During the previous year, we retired / transferred various assets with a gross block of Rs. 141 crore and a net book value of Rs. 1 crore.

### d. Capital expenditure commitments

We have a capital expenditure commitment of Rs. 655 crore, as of March 31, 2007 as compared to Rs. 509 crore as of March 31, 2006.

## 4. Investments

We make several strategic investments which are aimed at procuring business benefits for us. The details of investments as of March 31, 2007 and the movement in the investment account during the year is summarized in the table below:

*in Rs. crore*

| Company | Balance – beginning of year | Additions | Redeemed / written off | Provisions | Balance – end of year | % of holding – end of year |
|---|---|---|---|---|---|---|
| Subsidiaries | | | | | | |
| Infosys BPO Limited | 25 | 612 | – | – | 637 | 98.92 |
| Infosys Technologies (China) Co. Limited | 23 | 23 | – | – | 46 | 100.00 |
| Infosys Technologies (Australia) Pty. Ltd. | 66 | – | – | – | 66 | 100.00 |
| Infosys Consulting Inc. | 76 | 14 | – | – | 90 | 100.00 |
| | 190 | 649 | – | – | 839 | |
| Others | 16 | – | (5) | – | 11 | |
| *Less:* Provision for investments | (14) | – | – | 3 | (11) | |
| Total | 192 | 649 | (5) | 3 | 839 | |

The subsidiary revenue and net profit related information is provided in the table below:

*in Rs. crore*

| | Revenues 2007 | Revenues 2006 | Revenue growth (%) | Net Profit / (Loss) 2007 | Net Profit / (Loss) 2006 | Growth (%) | Net profit / (Loss) as a percentage of revenue |
|---|---|---|---|---|---|---|---|
| Infosys BPO Limited | 662 | 379 | 74.7 | 152 | 93 | 63.4 | 23.0 |
| Infosys Technologies (China) Co. Limited | 60 | 26 | 130.8 | (29) | (17) | 70.6 | (48.3) |
| Infosys Technologies (Australia) Pty. Ltd. | 446 | 321 | 38.9 | 71 | 18 | 294.4 | 15.9 |
| Infosys Consulting, Inc. | 213 | 143 | 49.0 | (111) | (36) | 208.3 | (52.1) |

Infosys Consulting and Infosys China are in the investment phase and this has resulted in an increase in the reported losses. The information relating to related party transactions with subsidiaries is given in the report.

The details of employees in each of the subsidiaries is provided in the table below:

*(Nos.)*

| | 2007 | 2006 |
|---|---|---|
| Infosys BPO Limited | 11,226 | 7,021 |
| Infosys Technologies (China) Co. Limited | 669 | 525 |
| Infosys Technologies (Australia) Pty. Ltd. | 306 | 335 |
| Infosys Consulting, Inc. | 209 | 176 |

### Majority owned subsidiary

### Infosys BPO Limited, formerly Progeon Limited

We established Infosys BPO Limited (Infosys BPO) as a majority owned and controlled subsidiary on April 3, 2002, to provide business process management services. Infosys BPO seeks to leverage the benefits of service delivery globalization, process redesign and technology to drive efficiency and cost effectiveness in customer business processes. The movement of investment in Infosys BPO is provided in the table below:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Shares (No.) | Rs. crore | Shares (No.) | Rs. crore |
| Balance – beginning of year | 2,44,99,993 | 25 | 2,44,99,993 | 25 |
| Shares purchased from Citicorp | 87,50,000 | 530 | – | – |
| Shares purchased from IBPO employees | 2,11,909 | 12 | – | – |
| Purchase of unvested options from IBPO employees | – | 58 | – | – |
| Options swap with IBPO employees | – | 12 | – | – |
| Balance – end of year | 3,34,61,902 | 637 | 2,44,99,993 | 25 |

Progeon Limited, our business process outsourcing subsidiary, was renamed Infosys BPO Limited effective August 29, 2006.

On June 30, 2006, Infosys acquired 87,50,000 equity shares of Infosys BPO Limited from Citicorp International Finance Corporation for a consideration of Rs. 530 crore. On December 8, 2006, the shareholders of Infosys BPO approved a buyback of up to 12,79,963 equity shares at a fair market value of Rs. 604 per equity share. Pursuant to the buyback offer, Infosys BPO bought back 11,39,469 equity shares, which were subsequently cancelled. In January 2007, the Company initiated the purchase of all the share and outstanding options in Infosys BPO from its shareholders and option holders comprising current and former employees of Infosys BPO. The shareholders were given a choice to sell their shares at fair market value and the option holders were given the choice to sell their options and / or swap Infosys BPO options for Infosys options at a swap ratio based on fair market value. Consequent to this proposal, Infosys has paid an aggregate of Rs. 70 crore for the purchase of shares and options, and granted 1,51,933 Infosys options under the 1999 plan valued at Rs. 12 crore. Accordingly, the investment in Infosys BPO has increased by Rs. 83 crore and reserves have increased by Rs. 12 crore. Additionally, the Company has committed to a deferred share purchase with the shareholders of Infosys BPO. As per the agreement, Infosys will purchase 3,60,417 Infosys BPO shares for Rs. 22 crore by February 2008. The same will be accounted as investment on conclusion of the agreement along with the transfer of title in the shares. Upon conclusion, Infosys' holding in Infosys BPO would be 99.98%.

### Wholly-owned subsidiaries

### Infosys Technologies (Australia) Pty. Limited

On January 2, 2004, we acquired 100% of equity in Expert Information Services Pty. Limited, Australia and renamed the company as Infosys

Technologies (Australia) Pty. Limited. The consideration comprised a payment in cash of Rs. 66 crore on conclusion and an earn-out on achieving financial conditions over a three-year period ending March 31, 2007. We paid Rs. 40 crore as earnout for the three year period ending March 31, 2007.

### Infosys Technologies China Co. Limited, formerly Infosys Technologies (Shanghai) Co. Limited

On October 10, 2003, we set up a wholly-owned subsidiary in the People's Republic of China named Infosys Technologies China Co. Limited (Infosys China).

### Infosys Consulting, Inc.

On April 8, 2004, we set up a wholly-owned subsidiary, Infosys Consulting, Inc. (Infosys Consulting), incorporated in Texas, USA, to add high-end consulting capabilities to our global delivery model.

### Other investments

in Rs. crore

| Company | Balance – beginning of the year | Additions during the year | Amount redeemed / written off | Provisions | Balance – end of the year |
|---|---|---|---|---|---|
| OnMobile Systems Inc., (formerly Onscan Inc.) USA | 9 | – | – | 9 | – |
| M-Commerce Ventures Pte. Ltd., Singapore | 2 | – | – | 2 | – |
| CiDRA Corporation, USA | 5 | – | 5 | – | – |
| Total | 16 | – | 5 | 11 | – |

During the year ended March 31, 2007, the company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalisation. The remainder of investment was written off against provision made earlier.

### Investment in liquid mutual funds

As of March 31, 2006, we had invested Rs. 684 crore in liquid mutual funds. As part of re-balancing the portfolio to seek higher yields, we shifted our investments to bank deposits and as a result the investment in mutual fund units as of March 31, 2007 was nil. We derived an average yield of 6.1% (tax free) during the year as against 4.4% (tax free) in the previous year from these investments. Our treasury policy allows us to invest in short-term funds of certain size with a limit on individual funds.

## 5. Deferred tax assets

We recorded deferred tax assets of Rs. 79 crore as of March 31, 2007 (Rs. 56 crore as of March 31, 2006). Deferred tax assets represent timing differences in the financial and tax books arising from depreciation on assets and provision for sundry debtors.

We assess the likelihood that our deferred tax assets will be recovered from future taxable income. We believe it is more likely than not that we will realize the benefits of these deductible differences.

## 6. Sundry debtors

Sundry debtors amount to Rs. 2,292 crore (net of provision for doubtful debts amounting to Rs. 22 crore) as of March 31, 2007 as compared to Rs. 1,518 crore (net of provision for doubtful debts amounting to Rs. 10 crore) as of March 31, 2006. These debtors are considered good and realizable. The unbilled revenues as of March 31, 2007 and 2006 amounted to Rs. 312 crore and Rs. 203 crore respectively.

Debtors are at 17.4% of revenues for the year ended March 31, 2007, as compared to 16.8% for the previous year, representing an outstanding of 64 days and 61 days of revenues for the respective years.

The age profile of debtors is given below:

in %

| Period in days | As of March 31, 2007 | 2006 |
|---|---|---|
| 0 – 30 | 58.5 | 61.1 |
| 31 – 60 | 36.7 | 31.3 |
| 61 – 90 | 2.1 | 3.2 |
| 91 + | 2.7 | 4.4 |
| | 100.0 | 100.0 |

Provisions are generally made for all debtors outstanding for more than 180 days as also for others, depending on the management's perception of the risk. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates and general economic factors which could affect the customer's ability to settle. The movement in provisions for doubtful debts during the year is:

in Rs. crore

| | 2007 | 2006 |
|---|---|---|
| Opening balance | 10 | 19 |
| *Add:* Amount provided | 24 | 9 |
| *Less:* Amount written-off | 12 | 18 |
| Closing balance | 22 | 10 |

Provision for bad and doubtful debts as a percentage of revenue is 0.18% in fiscal 2007 as against 0.10% in fiscal 2006.

## 7. Cash and cash equivalents

The bank balances in India include both Rupee accounts and foreign currency accounts. The bank balances in overseas current accounts are maintained to meet the expenditure of the overseas branches and project-related expenditure overseas.

in Rs. crore

| As of March 31, | 2007 | 2006 |
|---|---|---|
| Cash balances | – | – |
| Bank balances in India | | |
| Current accounts | 169 | 57 |
| Deposit accounts | 4,827 | 2,735 |
| Foreign currency accounts (EEFC) | 131 | 109 |
| Unclaimed dividend account | 2 | 3 |
| Bank balances outside India | | |
| Current accounts | 378 | 375 |
| Total cash and bank balances | 5,507 | 3,279 |
| Deposits reported under loans and advances | 143 | 500 |
| Investment in liquid mutual funds reported under investments | – | 684 |
| Total cash and cash equivalents | 5,650 | 4,463 |
| Cash and equivalents / assets | 50.6% | 64.7% |
| Cash and equivalents / revenues | 43.0% | 49.4% |

The deposit account represents deposits for short tenures, details are given below:

*in Rs. crore*

| As of March 31, | 2007 | 2006 |
|---|---|---|
| ICICI Bank Limited | 507 | 505 |
| Standard Chartered Bank | 505 | 503 |
| Bank of India | 504 | – |
| Bank of Baroda | 503 | – |
| Canara Bank | 503 | 504 |
| ABN AMRO Bank N. V | 351 | 379 |
| UTI Bank Limited | 305 | 506 |
| Corporation Bank | 302 | 126 |
| The Bank of Nova Scotia | 301 | 212 |
| Citibank N. A | 300 | – |
| Calyon Corporate Bank | 225 | – |
| Punjab National Bank | 179 | – |
| State Bank of India | 151 | – |
| HSBC Bank | 100 | – |
| Bank of Maharashtra | 51 | – |
| ING Vysya Bank Limited | 25 | – |
| BNP Paribas | 15 | – |
| Total | 4,827 | 2,735 |

The deposits include the interest accrued and outstanding as of the balance sheet date. Our treasury policy calls for investing surpluses with highly rated companies, banks and financial institutions for short-term maturities as also with liquid mutual funds with a limit on investments in individual entities.

## 8. Loans and Advances

*in Rs. crore*

| As of March 31, | 2007 | 2006 |
|---|---|---|
| Unsecured, considered good | | |
| Loans to subsidiary# | 22 | 14 |
| Advances | | |
| Pre-paid expenses | 28 | 27 |
| For supply of goods and rendering of services | 3 | 9 |
| Others | 20 | 14 |
| Sub-total | 73 | 64 |
| Unbilled revenues | 312 | 203 |
| Advance income tax | 352 | 267 |
| Loans and advances to employees | 105 | 110 |
| Electricity and other deposits | 20 | 16 |
| Rental deposits | 10 | 12 |
| Deposits with financial institutions and body corporate* | 275 | 580 |
| Mark-to-market on options / forward contracts | 15 | – |
| Total | 1,162 | 1,252 |

**An amount of Rs. 132 crore (Rs. 80 crore as at March 31, 2006) deposited with the Life Insurance Corporation of India to settle employee benefit / leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and hence not considered as "cash and cash equivalents".*

*#Loans to subsidiary represents loan to Infosys Technologies (China) Company Limited.*

Advances are primarily towards amount paid in advance for value and services to be received in future. Unbilled revenues represent revenue recognized in relation to efforts incurred on fixed-price and time-and-material contracts not billed as of the year-end. Advance income tax represents payments made towards tax liability and also refund due for the previous years. Our liability towards income tax is fully provided for.

The details of advance income tax are given below:

*in Rs. crore*

| As of March 31, | 2007 | 2006 |
|---|---|---|
| Domestic tax | 264 | 264 |
| Overseas tax | 88 | 3 |
| | 352 | 267 |

Loans to employees have decreased during the year, despite an increase in the number of employees as we have discontinued fresh disbursements under all the loan schemes except for personal loans and salary advances which we continue to provide primarily to employees in India who are not executive officers or directors. We also provide allowances for purchase of cars and houses for our middle level managers.

The details of these loans are given below:

*in Rs. crore*

| As of March 31, | 2007 | 2006 |
|---|---|---|
| Salary advances | 63 | 61 |
| Soft loan | 27 | 24 |
| Housing loan | 13 | 21 |
| Other loans | 2 | 4 |
| | 105 | 110 |

The salary advances represent advances to employees, both in India and abroad, which are recoverable within twelve months.

Electricity and other deposits represent electricity deposits, telephone deposits, insurance deposits and advances of a similar nature. The rent deposits are toward buildings taken on lease by us for our software development centers and marketing offices in various cities across the world.

Deposits with financial institutions and corporate bodies represent surplus money deployed in the form of short-term deposits. The details of such deposits are given below:

*in Rs. crore*

| As of March 31, | 2007 | 2006 |
|---|---|---|
| GE Capital Services India | 143 | – |
| Life Insurance Corporation of India | 132 | 80 |
| HDFC Limited | – | 500 |
| | 275 | 580 |

Mr. Deepak M. Satwalekar, Director, is also a director of HDFC.

## 9. Current liabilities

*in Rs. crore*

| As of March 31, | 2007 | 2006 |
|---|---|---|
| Sundry creditors | | |
| for goods and services | 23 | 6 |
| for accrued salaries & benefits | 356 | 319 |
| For other liabilities | | |
| Provision for expenses | 281 | 166 |
| Retention monies | 23 | 13 |
| Withholding and other taxes | 172 | 82 |
| Purchase of IPR | – | 19 |
| Mark-to-market | – | 2 |
| Due to option holders of IBPO | 2 | – |
| Others | 4 | 3 |
| Sub-total | 861 | 610 |
| Advances received from clients | 4 | 7 |
| Unearned revenue | 295 | 188 |
| Unclaimed dividend | 2 | 3 |
| | 1,162 | 808 |

Sundry creditors for accrued salaries and benefits include the provision for bonus and incentive payable to the staff and also our liability for leave encashment valued on an actuarial basis.

The details are as follows:

*in Rs. crore*

| As of March 31, | 2007 | 2006 |
|---|---|---|
| Accrued salaries payable | 28 | 6 |
| Accrued bonus and incentive | 208 | 233 |
| Unavailed leave | | |
| as per actuarial valuation | 120 | 80 |
| | 356 | 319 |

Sundry creditors for other liabilities represent amounts accrued for various other operational expenses. Retention monies represent monies withheld on contractor payments pending final acceptance of their work. Withholding and other taxes payable represent tax withheld on exercise of stock options, and also other local taxes payable in various countries and all these taxes will be paid in due course.

We were liable to pay Aeronautical Development Agency (ADA) a maximum amount of Rs. 19 crore by June 12, 2012 through a revenue sharing agreement towards acquisition of intellectual property rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the year we foreclosed the arrangement by paying the net present value of the future revenue share amounting to Rs. 13 crore. The reminder of liability in books that amounts to Rs. 6 crore has been written back and disclosed as other income.

The amount due to option holders of Infosys BPO represents the amount due on purchase of vested / unvested options of Infosys BPO. Advances received from clients denote monies received for the delivery of future services. Unearned revenue consists primarily of advance client billing on fixed-price, and fixed-time frame contracts for which related costs were not yet incurred. Unclaimed dividends represent dividends paid, but not encashed by shareholders, and are represented by a bank balance of the equivalent amount.

## 10. Provisions

*in Rs. crore*

| As of March 31, | 2007 | 2006 |
|---|---|---|
| Proposed dividend | 371 | 1,061 |
| Tax on dividend | 63 | 149 |
| Income taxes | 207 | 187 |
| Post-sales client support | 21 | 12 |
| | 662 | 1,409 |

Proposed dividend represents the final dividend recommended to the shareholders by us. Upon approval by the shareholders, this will be paid after the Annual General Meeting. Provision for tax on dividend denotes taxes payable on dividends declared for the year. Provisions for taxation represent estimated income tax liabilities, both in India and abroad. The details are as follows:

*in Rs. crore*

| As of March 31, | 2007 | 2006 |
|---|---|---|
| Domestic tax | 48 | 26 |
| Overseas tax | 159 | 161 |
| | 207 | 187 |

The provision for post-sales client support is towards likely expenses for providing post-sales client support on fixed-price contracts.

Net current assets as of March 31, 2007 was Rs. 7,137 crore, as compared to Rs. 3,832 crore in the previous year. The current ratio was 4.91 as of March 31, 2007 as compared to 2.73 in the previous year.

## C. Results of operations

*in Rs. crore*

| Year ended March 31, | 2007 | % | 2006 | % | Growth % |
|---|---|---|---|---|---|
| Income: Software services | 12,611 | 95.91 | 8,671 | 96.05 | 45.44 |
| Products | 538 | 4.09 | 357 | 3.95 | 50.70 |
| Total income | 13,149 | 100.00 | 9,028 | 100.00 | 45.65 |
| Software development expenses | 7,278 | 55.35 | 4,887 | 54.13 | 48.93 |
| Gross profit | 5,871 | 44.65 | 4,141 | 45.87 | 41.78 |
| Selling and marketing expenses | 719 | 5.47 | 499 | 5.53 | 44.09 |
| General and administration expenses | 927 | 7.05 | 653 | 7.23 | 41.96 |
| Operating profit (PBIDTA) | 4,225 | 32.13 | 2,989 | 33.11 | 41.35 |
| Interest | – | – | – | – | – |
| Depreciation | 469 | 3.57 | 409 | 4.53 | 14.67 |
| Operating profit after interest and depreciation | 3,756 | 28.56 | 2,580 | 28.58 | 45.58 |
| Other income, net | 375 | 2.85 | 144 | 1.60 | 160.42 |
| Provision for investments | 2 | 0.02 | – | – | – |
| Profit before tax and exceptional items | 4,129 | 31.40 | 2,724 | 30.17 | 51.58 |
| Provision for tax | 352 | 2.68 | 303 | 3.36 | 16.17 |
| Net profit after tax before exceptional items | 3,777 | 28.72 | 2,421 | 26.82 | 56.01 |
| Exceptional items, net of taxes | 6 | 0.05 | – | – | – |
| Net profit after tax and exceptional items | 3,783 | 28.77 | 2,421 | 26.82 | 56.26 |

### 1. Income

Income from software services and products:

*in Rs. crore*

| Year ended March 31 | 2007 | % | 2006 | % | Growth% |
|---|---|---|---|---|---|
| Overseas | 12,939 | 98.40 | 8,864 | 98.18 | 45.97 |
| Domestic | 210 | 1.60 | 164 | 1.82 | 28.05 |
| | 13,149 | 100.00 | 9,028 | 100.00 | 45.65 |

Our revenues are generated primarily on fixed-time frame or time-and-material basis. Revenue from software services on fixed-price and fixed-time frame contracts are recognized as per the proportionate-completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple arrangement contracts, where revenue is recognized as per the proportionate-completion method.

The segmentation of software services by project type is as follows:

in %

| Year ended March 31, | 2007 | 2006 |
|---|---|---|
| Fixed price | 28.0 | 29.3 |
| Time-and-material | 72.0 | 70.7 |
| | 100.0 | 100.0 |

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are those services which are performed at client sites as part of software projects, while offshore services are those services which are performed at the Company's software development centers located in India.

The segmentation of revenues by location (including product revenue) is as follows:

in %

| Year ended March 31, | 2007 | 2006 |
|---|---|---|
| Onsite | 51.7 | 49.8 |
| Offshore | 48.3 | 50.2 |
| | 100.0 | 100.0 |

The services performed onsite typically generate higher revenues per-capita, but at lower gross margins in percentage as compared to the services performed at the Company's own facilities. Therefore, any increase in the onsite effort impacts the margins of the Company. The details of effort mix for software services and products in person months are as follows:

in %

| Year ended March 31, | 2007 | 2006 |
|---|---|---|
| Onsite | 30.1 | 29.2 |
| Offshore | 69.9 | 70.8 |
| | 100.0 | 100.0 |

The growth in software services and product revenues is due to an all-round growth in various segments of the business mix and is mainly due to growth in business volumes.

The details of the same are given below:

| Year ended March 31, | 2007 | 2006 |
|---|---|---|
| Income | | |
| Software services | 12,611 | 8,671 |
| Software products | 538 | 357 |
| | 13,149 | 9,028 |
| Person months | | |
| Software services | | |
| Onsite | 1,29,729 | 92,777 |
| Offshore | 2,74,989 | 2,05,673 |
| Billed-total | 4,04,718 | 2,98,450 |
| Software products | 26,517 | 19,597 |
| Non-billable | 1,24,212 | 86,436 |
| Training | 64,889 | 40,926 |
| Sub-total | 6,20,336 | 4,45,409 |
| Support | 32,190 | 24,746 |
| Total | 6,52,526 | 4,70,155 |
| Increase in billed person months | | |
| Onsite | 36,952 | 21,917 |
| % change | 39.83 | 30.90 |
| Offshore | 69,316 | 47,858 |
| % change | 33.70 | 30.30 |
| Total | 1,06,268 | 69,775 |
| % change | 35.61 | 30.51 |
| Support / total (%) | 4.93 | 5.26 |

### Software services

During the year, the volumes grew by 35.6% as compared to 30.5% in the previous year. The onsite and offshore volume growth were 39.8 % and 33.7% during the year, compared to 30.9% and 30.3% in the previous year. In U.S. dollar terms, onsite percapita revenues increased by 6.4% during the year, offshore per capita revenues increased by 2.4% and blended per capita revenues increased by 5.5%. During the previous year onsite per capita revenues increased by 1.0%, offshore per capita revenues increased by 1.1% and blended per capita revenues increased by 1.2% in U.S. dollar terms.

During the year the rupee depreciated by 1.92%. The average rupee dollar rate for the year was Rs. 45.06 as against Rs. 44.21 in the previous year.

Details of geographical and business segmentation of revenues and client concentration are provided in this report.

### Software products

The revenues from software products grew 50.7% as compared to 67.6% in the previous year. Of the software products revenue, 67.4% came from exports as compared to 61.2% in the previous year.

## 2. Expenditure

### 2.1 Software development expenses

in Rs. crore

| Year ended March 31, | 2007 | % | 2006 | % | Growth % |
|---|---|---|---|---|---|
| Revenues | 13,149 | 100.00 | 9,028 | 100.00 | 45.65 |
| Software development expenses | | | | | |
| Salaries and bonus | 5,640 | 42.89 | 3,818 | 42.29 | 47.72 |
| Technical sub-contractors | 864 | 6.57 | 492 | 5.45 | 75.61 |
| Overseas travel expenses | 392 | 2.98 | 297 | 3.29 | 31.99 |
| Cost of software packages | 217 | 1.65 | 163 | 1.81 | 33.13 |
| Communication expenses | 52 | 0.40 | 48 | 0.53 | 8.33 |
| Post-sales customer support | 12 | 0.09 | (6) | (0.07) | 300.00 |
| Other expenses | 101 | 0.77 | 75 | 0.83 | 34.67 |
| Total | 7,278 | 55.35 | 4,887 | 54.13 | 48.93 |

Employee costs consist of salaries paid to employees in India and include overseas staff expenses. The total software professionals person months increased to 6,20,336 for the year ended March 31, 2007 from 4,45,409 person months during the previous year, an increase of 39.3%. Of this, the onsite and offshore billed person months (including software products) are 129,729 and 301,506 for the year ended March 31, 2007, as compared to 92,777 and 2,25,270 for the previous year. The non-billable and trainees person months were 189,101 and 1,27,362 during the current and previous year respectively. The non-billable and trainees person-months were

30.5% and 28.6% of the total software professional person months for the current and previous year respectively. The Company added 22,567 employees (gross) and 15,173 employees (net) during the year as compared to 16,878 employees (gross) and 12,480 employees (net) during the previous year.

The utilization rates of billable employees for the year ended March 31, are as below:

*in %*

| | 2007 | 2006 |
|---|---|---|
| Including trainees | 69.5 | 71.4 |
| Excluding trainees | 77.6 | 78.6 |

The cost of sub-contractors includes Rs. 633 crore toward purchase of services from related parties, primarily subsidiaries in fiscal 2007 as against Rs. 367 crore in the previous fiscal. The details of such related party transactions are available in notes to accounts. The balance amount is towards using external consultants to meet mismatch in certain skill sets that are required in various projects. The company continues to use these external consultants on a need basis.

The overseas travel expenses, representing cost of travel abroad for software development, constituted approximately 3.0% and 3.3% of total revenue for the years ended March 31, 2007 and 2006. Overseas travel expenses include visa charges of Rs. 109 crore (0.83% of revenues) for the year compared to Rs. 65 crore (0.72% revenues) in the previous year.

Cost of software packages represents the cost of software packages and tools procured for internal use by the company for enhancing the quality of its services and also for meeting the needs of software development and includes software procured from third parties for resale with our banking product. The cost of software packages was 1.7 % and 1.8% of the revenues for the year ending March 31, 2007 and 2006. Our accounting policy is to charge such purchases to the profit and loss accounts in the year of purchase.

A major part of our revenues come from offshore software development. This involves the large-scale use of technological connectivity in order to be online with clients. The communication expenses represent approximately 0.4% and 0.5% of revenues for the years ended March 31, 2007 and 2006, respectively.

The provision for post-sale customer support has increased from Rs. (6) crore to Rs. 12 crore during the year.

Other expense representing staff welfare, computer maintenance, consumables and rent has reduced to 0.77% of revenues during the year from 0.83% in the previous year.

## 2.2 Gross profit

The gross profit during the year was Rs. 5,871 crore representing 44.65% of revenue as compared to Rs. 4,141 crore representing 45.87% of revenue in the previous year.

## 2.3 Selling and marketing expenses

We incurred selling and marketing expenses at 5.47 % of our revenue, as compared to 5.53% during the previous year.

*in Rs. crore*

| Year ended March 31, | 2007 | % | 2006 | % | Growth % |
|---|---|---|---|---|---|
| Revenues | 13,149 | 100.00 | 9,028 | 100.00 | 45.65 |
| Selling and marketing expenses | | | | | |
| Salaries and bonus | 447 | 3.40 | 291 | 3.22 | 53.61 |
| Overseas travel expenses | 94 | 0.71 | 68 | 0.75 | 38.24 |
| Brand building | 69 | 0.52 | 46 | 0.51 | 50.00 |
| Commission charges | 24 | 0.18 | 26 | 0.29 | (7.69) |
| Professional charges | 23 | 0.17 | 26 | 0.29 | (11.54) |
| Others | 62 | 0.47 | 42 | 0.47 | 47.62 |
| Total | 719 | 5.47 | 499 | 5.53 | 44.09 |

Employee costs consist of salaries paid to sales and marketing employees and include bonus payments. The number of sales and marketing personnel increased from 404 as of March 31, 2006 to 486 as of March 31, 2007. The number of marketing offices increased from 37 to 43 as of March 31, 2007.

Brand building expenses include expenses incurred for participation in various seminars and exhibitions, both in India and abroad, various sales and marketing events organized by us, and other advertisement and sales promotional expenses. We added 160 new customers as compared to 144 during the previous year. Commission charges primarily consist of expenses incurred by Finacle® with regard to agents' fees paid for sourcing business from international markets. It also includes commission paid for software service revenues derived from some of the European countries and the U.S. and earn out payable on achievement of targets in certain subsidiaries. Professional charges primarily relate to payments made to PR agencies, legal charges, translation charges, etc.

## 2.4 General and administration expenses

We incurred general and administration expenses amounting to 7.05% of our total revenue as compared to 7.23% during the previous year.

*in Rs. crore*

| Year ended March 31, | 2007 | % | 2006 | % | Growth % |
|---|---|---|---|---|---|
| Revenues | 13,149 | 100.00 | 9,028 | 100.00 | 45.65 |
| General and administration expenses | | | | | |
| Salaries and bonus | 183 | 1.39 | 135 | 1.50 | 35.56 |
| Professional charges | 137 | 1.04 | 94 | 1.04 | 45.74 |
| Telephone charges | 106 | 0.81 | 76 | 0.84 | 39.47 |
| Office maintenance | 95 | 0.72 | 66 | 0.73 | 43.94 |
| Power and fuel | 88 | 0.67 | 62 | 0.69 | 41.94 |
| Travel and conveyance | 85 | 0.65 | 63 | 0.70 | 34.92 |
| Repairs to building, and plant and machinery | 38 | 0.29 | 27 | 0.30 | 40.74 |
| Rent | 14 | 0.11 | 9 | 0.10 | 55.56 |
| Others | 181 | 1.38 | 121 | 1.34 | 49.59 |
| Total | 927 | 7.05 | 653 | 7.23 | 41.96 |

Employee costs increased as the number of administration personnel increased from 1,987 as of March 31, 2006 to 2,408 as of March 31, 2007. Professional charges increased due to increased use of service providers. These charges include fees paid for availing services such as tax consultancy, U.S. GAAP audit, SOX consultancy, recruitment and training, and legal charges. Telephone charges, office maintenance, power and fuel, travel and conveyance, and repairs to building and plant and machinery, rent increased due to increased business activity. Other expenses is a grouping of many expenses and increased from Rs. 121 crore to Rs. 181 crore.

## 3. Operating profits

We earned an operating profit (PBIDTA) of Rs. 4,225 crore, representing 32.13% of total revenues as compared to Rs. 2,989 crore, representing 33.11% of total revenues during the previous year.

## 4. Interest

We continued to be debt-free during the current year.

## 5. Depreciation

We provided a sum of Rs. 469 crore and Rs. 409 crore toward depreciation for the years ended March 31, 2007 and 2006, representing 3.57% and 4.53% of total revenues. The depreciation for the years ended March 31, 2007 and 2006 includes an amount of Rs. 26 crore and Rs. 65 crore, toward 100% depreciation on assets costing less than Rs. 5,000 each. The depreciation as a percentage of average gross block (excluding land) is 14.6 % and 17.2% for the years ended March 31, 2007 and 2006.

## 6. Other income

*in Rs. crore*

| Year ended March 31, | 2007 | 2006 |
|---|---|---|
| Interest – bank deposits & others | 182 | 132 |
| Dividends from mutual funds | 116 | 71 |
| Miscellaneous income | 35 | 18 |
| Exchange differences | 42 | (77) |
| Total | 375 | 144 |

Our treasury policy allows us to invest in short-term funds of certain size with a limit on individual funds. The average yield on investible surplus calculated on monthly average is given below:

*in %*

| Average yield | 2007 | 2006 |
|---|---|---|
| Deposits (pre-tax) | 8.8 | 6.7 |
| Mutual funds (post-tax) | 6.1 | 4.4 |
| Total–Deposits and mutual funds | 7.4 | 5.5 |

As part of rebalancing the portfolio to seek higher yields, we shifted our investments to bank deposits and as a result the investment in mutual fund units as of March 31, 2007 was nil.

Included in the miscellaneous income for the year is an amount of Rs. 6 crore liability to Aeronautical Development Agency (ADA) that was written back. Infosys was liable to pay ADA a maximum amount of Rs. 19 crore by June 12, 2012 through a revenue sharing agreement towards acquisition of intellectual property rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the year Infosys foreclosed the arrangement by paying the net present value of the future revenue share amounting to Rs. 13 crore. The remainder of liability in books amounts to Rs. 6 crore that has been written back and disclosed as miscellaneous income.

The Rupee – U.S. dollar average and closing rates is given below:

*in Rs.*

| | 2007 | 2006 | Depreciation / (appreciation) |
|---|---|---|---|
| Average rate | 45.06 | 44.21 | 1.92% |
| Period-end rate | 43.10 | 44.48 | (3.10)% |

The company derives 73.7% and 78.6% during the year ended March 31, 2007 and 2006 respectively of its export revenues in U.S. Dollar and the balance from other currencies. During the year, the U.S. Dollar had depreciated against the other currencies, substantially.

We hedge our forex risk by proactively hedging forex denominated receivables. As of March 31, 2007, we had U.S. $179 million (Rs. 770 crore) of forward contracts and U.S. $269 million (Rs. 1,158 crore) of options contracts outstanding. Our forward and option contracts for the year ended 31, March 2007 and 2006 were not designated as effective hedges. Forward and option contracts not designated as effective hedges are marked to their current market value as at the balance sheet date and accounted in the profit and loss account for the period. The details of foreign exchange gain / (losses) are as follows:

*in Rs. crore*

| Year ended March 31, | 2007 | 2006 |
|---|---|---|
| Transaction and translation losses | (21) | (8) |
| Forward and option contracts – gains / (losses) | 63 | (69) |
| Net | 42 | (77) |

## 7. Provision for tax

We have provided for our tax liability both in India and overseas. The present Indian corporate tax rate is 33.66%, comprising base rate, surcharge and cess. The profits attributable to operations under the Software Technology Park (STP) scheme, are exempted from income tax for a consecutive period of 10 years from the financial year in which the unit starts producing computer software, or March 31, 2009, whichever is earlier.

The details of the operationalization of various software development centers and the year up to which the deduction under the Software Technology Park Scheme is available, are provided below:

| Software Technology Park | Year of commencement | Tax exemption claimed from | Tax exemption available upto |
|---|---|---|---|
| Electronics City, Bangalore | Fiscal 1995 | Fiscal 1997 | Fiscal 2004 |
| Mangalore | 1996 | 1999 | 2005 |
| Pune | 1997 | 1999 | 2006 |
| Bhubaneswar | 1997 | 1999 | 2006 |
| Chennai | 1997 | 1999 | 2006 |
| Phase I, Electronics City, Bangalore | 1999 | 1999 | 2008 |
| Phase II, Electronics City, Bangalore | 2000 | 2000 | 2009 |
| Hinjawadi, Pune | 2000 | 2000 | 2009 |
| Mysore | 2000 | 2000 | 2009 |
| Hyderabad | 2000 | 2000 | 2009 |
| Mohali | 2000 | 2000 | 2009 |
| Sholinganallur, Chennai | 2001 | 2001 | 2009 |
| Konark, Bhubaneswar | 2001 | 2001 | 2009 |
| Mangala, Mangalore | 2001 | 2001 | 2009 |
| Thiruvananthapuram | 2004 | 2004 | 2009 |

### Details about SEZ

Our first ever Special Economic Zone ('SEZ') unit, became operational at Mahindra World City (a private multi-product Special Economic Zone), Chennai, in the financial year 2005-06, with an approved area of about 75.06 acres. During the financial year 2006-07, we established a new SEZ Unit at Chandigarh (Rajiv Gandhi Chandigarh Technology Park) with an approved area of about 30.22 acres. The SEZ Unit came into existence under the new Special Economic Zones Act, 2005 ('the SEZ' Act).

As per the SEZ Act, the unit will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

Other fiscal benefits including indirect tax waivers are being extended for setting up, operating and maintaining the Unit.

We pay taxes in various countries, in which we operate, on the income that is sourced to those countries. The details of provision for taxes are as follows:

in Rs. crore

| Year ended March 31, | 2007 | 2006 |
|---|---|---|
| Overseas tax | 205 | 247 |
| Domestic tax | 170 | 78 |
| | 375 | 325 |
| Deferred taxes | (23) | (22) |
| | 352 | 303 |

Tax provision for the year ended March 31, 2007 and 2006 includes a reversal of Rs. 125 crore and Rs. 18 crores respectively for liability no longer required for taxes payable in various overseas jurisdictions consequent to the expiry of limitation period and completion of assessment by taxation authorities. The details of effective tax rates are provided in the below table:

in %

| Effective tax rate | 2007 | 2006 |
|---|---|---|
| As reported | 8.53 | 11.12 |
| Excluding tax reversal | 11.55 | 11.78 |

## 8. Net profit before exceptional item

Our net profit, before exceptional items, amounted to Rs. 3,777 crore and Rs. 2,421 crore for the years ended March 31, 2007 and 2006. This represents 28.72% and 26.82% of total revenue.

Excluding the tax reversals, the net profit before exceptional items amounted to Rs. 3,652 crore and Rs. 2,403 crore for the years ended March 31, 2007 and 2006. This represents 27.77% and 26.62% of total revenue.

## 9. Exceptional items – Income on sale of investment

We received the balance amount of Rs. 5 crore on fulfillment of the Escrow obligations on the sale of shares in Yantra Corporation. Since the carrying value of the investment is nil, the entire proceeds of Rs. 5 crore (net of taxes, as applicable) has been recognized in the profit and loss account as an exceptional item. Further, the Company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalisation. The remainder of investment was written off against provision made earlier.

## 10. Net profit after exceptional items

Our net profit, after exceptional items, amounted to Rs. 3,783 crore and Rs. 2,421 crore for the years ended March 31, 2007 and 2006. This represents 28.77% and 26.82% of total revenue.

Excluding the tax reversals, the net profit after exceptional items amounted to Rs. 3,658 crore and Rs. 2,403 crore for the years ended March 31, 2007 and 2006. This represents 27.82% and 26.62% of total revenue.

## 11. Liquidity

Our growth has been financed largely through cash generated from operations and, to a lesser extent, from the proceeds of equity issues. Our policy is to maintain sufficient cash in the balance sheet to fund the ongoing capex requirements, the operational expenses and other strategic initiatives for the next one year and to maintain business continuity in case of exigencies.

in Rs. crore

| Year ended March 31, | 2007 | 2006 |
|---|---|---|
| Liquidity | | |
| Cash & cash equivalents including mutual funds | 5,650 | 4,463 |
| Current assets | 8,961 | 6,049 |
| Net current assets | 7,137 | 3,832 |
| Cash flows | | |
| Operating | 3,256 | 2,309 |
| Investing | (1,065) | (392) |
| Financing | (316) | 172 |
| Net increase in cash & cash equivalents | 1,187 | 1,612 |
| Capital expenditure | 1,443 | 1,048 |
| Investment in subsidiaries | 635 | 31 |
| Dividends including dividend tax | 1,532 | 402 |

Our treasury policy calls for investing only in highly rated banks, financial institutions and companies for short maturities with a limit for individual entities and also liquid mutual funds. The bank balances in overseas accounts are maintained to meet the expenditure of the overseas branches, and to meet overseas project-related expenditure.

Our policy is to pay dividend of not more than 20% of our after-tax profits. Our pay-out ratios during the year ended March 31, 2007, 2006 and 2005 were 19.85%, 19.36% and 18.48% respectively. In addition, a silver jubilee special dividend of Rs. 827 crore was declared in fiscal 2006.

Our policy is to earn a minimum return of twice the cost of capital on average capital employed, and thrice the cost of capital on average invested capital. The current estimated cost of capital is 14.97%. At present, we earn 45.73% on average capital employed and 89.10% on average invested capital. We aim to maintain adequate cash balances to meet our strategic objectives while earning adequate returns.

## 12. Stock option plans

### 1998 Employee Stock Option Plan (1998 plan)

Pursuant to the resolutions approved by the shareholders in the Extraordinary General Meeting held on January 6, 1999, we put in place an ADS-linked stock option plan termed as the "1998 Stock Option Plan." The Compensation Committee of the Board administers the 1998 plan. The Government of India has approved the 1998 plan, subject to a limit of 1,17,60,000 equity shares of par value of Rs. 5 each, representing 1,17,60,000 ADSs to be issued under the plan. The plan is effective for a period of 10 years from the date of its adoption by the Board.

The details of the grants made and options forfeited & expired (adjusted for stock-split, as applicable) under the 1998 plan are provided below:

| Month of grant | Options granted | | | Options forfeited & expired | |
|---|---|---|---|---|---|
| | Employees (Nos.) | Options (Nos.) | Grant price at market per ADS | Employees (Nos.) | ADSs (Nos.) |
| Apr 2006 | – | – | – | – | – |
| May | – | – | – | 20 | 75,000 |
| Jun | – | – | – | 5 | 41,320 |
| Jul | – | – | – | 7 | 19,160 |
| Aug | – | – | – | – | – |
| Sep | – | – | – | 2 | 1,880 |
| Oct | – | – | – | 4 | 17,446 |
| Nov | – | – | – | 3 | 7,200 |
| Dec | – | – | – | 1 | 800 |
| Jan 2007 | – | – | – | 1 | 848 |
| Feb | – | – | – | 45 | 6,929 |
| Mar | – | – | – | 1 | 560 |
| | – | – | – | 89 | 1,71,143 |

During the year, 22,91,213 options issued under the 1998 Plan were exercised, and the remaining ADS options unexercised and outstanding as at March 31, 2007 were 20,84,124 (equivalent to 20,84,124 equity shares). Vested ADSs as of March 31, 2007 were 20,84,124 (equivalent to 20,84,124 equity shares).

Details of the number of ADS options granted and exercised are given below:

| Fiscal | Granted | | Exercised | |
|---|---|---|---|---|
| | Employees (Nos.) | Options (Nos.) | Employees (Nos.) | Options (Nos.) |
| 1999 | 29 | 17,04,000 | 32 | – |
| 2000 | 58 | 11,77,200 | 5 | 95,200 |
| 2001 | 705 | 38,59,360 | – | 49,736 |
| 2002 | 476 | 36,34,000 | – | 2,23,864 |
| 2003 | 223 | 23,20,800 | 120 | 3,58,160 |
| 2004 | 39 | 3,83,600 | 309 | 10,35,480 |
| 2005 | – | – | 562 | 11,71,600 |
| 2006 | – | – | 531 | 13,71,404 |
| 2007 | – | – | 1,263 | 22,91,213 |
| | 1,530 | 1,30,78,960 | 2,822 | 65,96,657 |

## 1999 Employee Stock Option Plan (1999 plan)

The shareholders approved the 1999 Plan in June 1999, which provides for the issue of 5,28,00,000 equity shares to employees. The 1999 plan is administered by the compensation committee of the Board. Under the 1999 plan, options were issued to employees at an exercise price not less than the fair market value, i.e., the closing price of the Company's shares on the stock exchange where there is the highest trading volume on the date of grant and if the shares are not traded on that day, the closing price on the next trading day. Options under this plan may be granted to employees at less than the fair market value only if specifically approved by the members of the company in a general meeting.

The details of the grants made and forfeited & expired (adjusted for stock-split, as applicable) under the 1999 plan are provided below:

| Month of grant | Options granted | | | Options forfeited & expired | |
|---|---|---|---|---|---|
| | Employees (Nos.) | Options (Nos.) | Grant price (Rs.) | Employees (Nos.) | Options (Nos.) |
| Apr 2006 | – | – | – | 22 | 10,720 |
| May | – | – | – | 48 | 11,444 |
| Jun | – | – | – | 15 | 8,280 |
| Jul | – | – | – | 15 | 10,260 |
| Aug | – | – | – | 29 | 5,960 |
| Sep | – | – | – | 31 | 6,601 |
| Oct | – | – | – | 8 | 4,890 |
| Nov | – | – | – | 16 | 10,664 |
| Dec | – | – | – | 31 | 8,321 |
| Jan 2007 | – | – | – | 12 | 5,480 |
| Feb | – | – | – | 22 | 6,384 |
| Mar | 288 | 6,38,761 | 2,120.95 | 3 | 22,302 |
| | 288 | 6,38,761 | 2,120.95 | 252 | 1,11,306 |

During the year, 1,78,08,689 options issued under the 1999 plan were exercised, and the remaining options unexercised and outstanding as at March 31, 2007 were 18,97,840. Vested options as at March 31, 2007 were 12,59,079 (includes 7,602 options granted to external directors).

Details of number of options issued under the 1999 plan are given below:

| | Granted | | Exercised | |
|---|---|---|---|---|
| Fiscal | Employees (Nos.) | Options (Nos.) | Employees (Nos.) | Options (Nos.) |
| 2000 | 1,124 | 81,16,000 | 22 | – |
| 2001 | 8,206 | 1,56,62,640 | – | 9,600 |
| 2002 | 5,862 | 1,64,04,000 | – | 240 |
| 2003 | 3,008 | 49,34,800 | 296 | 97,424 |
| 2004 | 595 | 15,42,400 | 2,651 | 21,48,344 |
| 2005 | – | – | 10,581 | 68,41,050 |
| 2006 | – | – | 16,269 | 85,97,458 |
| 2007 | 288 | 6,38,761 | 30,795 | 1,78,08,689 |
| | 19,083 | 4,72,98,601 | 60,614 | 3,55,02,805 |

*Note: Count of employees does not include exercises made by external directors.*

The options movement under both 1998 and 1999 Stock Option Plans as of March 31, 2007 are as follows:

| | Options (Nos.) |
|---|---|
| Granted | 6,38,761 |
| Exercised | 2,00,99,902 |
| Forfeited | 2,82,449 |
| Outstanding | 39,81,964 |
| Vested | 33,43,203 |

### Employee stock compensation under SFAS 123

Statement of Financial Accounting Standards 123, Accounting for Stock Based Compensation under U.S. GAAP, requires the pro forma disclosure of the impact of the fair value method of accounting for employee stock valuation in the financial statements. The fair value of a stock option is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option. Applying the fair value based method defined in SFAS 123, the impact on the reported net profit and basic earnings per share would be as follows:

*in Rs. crore, except per share data*

| Year ended March 31, | 2007 | 2006 |
|---|---|---|
| Net profit before exceptional item | | |
| As reported | 3,777 | 2,421 |
| Adjusted pro forma | 3,765 | 2,381 |
| Basic EPS | | |
| As reported | 67.82 | 44.34 |
| Adjusted pro forma | 67.61 | 43.60 |

## 13. Reconciliation of Indian and U.S. GAAP financial statements

There are differences between the U.S. GAAP and the Indian GAAP financial statements. The reconciliation of profits as per the Indian and the U.S. GAAP financial statements is given below:

*in Rs. crore*

| Year ended March 31, | 2007 | 2006 |
|---|---|---|
| Indian GAAP net profit (unconsolidated) | 3,783 | 2,421 |
| Profits of subsidiary companies | 83 | 37 |
| Minority interest in Infosys BPO | (11) | – |
| Amortization of intangibles | (17) | – |
| Stock compensation expenses | (24) | – |
| U.S. GAAP net income | 3,814 | 2,458 |

### Subsidiary Companies

U.S. GAAP requires presentation of financial statements on a consolidated basis. We have four subsidiaries as on March 31, 2006, namely, Infosys BPO Limited, Infosys Technologies (Australia) Pty. Limited, Infosys Technologies (China) Co. Limited and Infosys Consulting, Inc.

### Amortization of intangibles

U.S. GAAP requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangible assets. Intangible assets are to be amortized over the estimated useful life. The amortization relates to that of an intangible asset identified in allocation of the purchase price of Expert Information Services Pty. Limited, Australia.

### Stock compensation expenses

U.S. GAAP requires upon adoption of SFAS 123(R) effective from April 1, 2007, stock compensation expenses to be recorded based on the grant date fair value of the option over its vesting term. The fair value of a stock option is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option.

## 14. Related party transactions

These have been discussed in detail in the notes to the Indian GAAP financial statements in this report.

## 15 Events occurring after the balance sheet date

None

## D. Opportunities and threats

We believe our competitive strengths include:

*Innovation and leadership:* We are a pioneer in the technology services industry. We were one of the first Indian companies to achieve a number of significant milestones which has enhanced our reputation in the marketplace. For example, we were one of the first companies to develop and deploy a global delivery model and attain SEI-CMMI Level 5 certification for both our offshore and onsite operations. More recently, we established a business consulting practice in the United States which leverages our Global Delivery Model. In addition, we were the first Indian company to list on a U.S. stock exchange. We were also the first Indian company to do a POWL in Japan. In December 2006, we became the first Indian company to be added to the NASDAQ – 100 index and with this, we are the only Indian company to be part of any of the major global indices.

*Proven Global Delivery Model:* We believe our highly evolved Global Delivery Model represents a key competitive advantage. Over the

past decade, we have developed our onsite and offshore execution capabilities to deliver high quality and scalable services. In doing so, we have made substantial investment in our processes, infrastructure and systems, and have refined our Global Delivery Model to effectively integrate onsite and offshore technology services. Our Global Delivery Model provides clients with seamless, high quality solutions in reduced time frames enabling our clients to achieve operating efficiencies. To address changing industry dynamics, we continue to refine our Global Delivery Model. Through our Modular Global Sourcing framework, we assist clients in segmenting their internal business processes and applications, including IT processes, and outsourcing these segments selectively on a modular basis to reduce risk and cost and increase operational flexibility. We believe that this approach and other ongoing refinements to our Global Delivery Model help us retain our industry leadership position. Gartner has recently positioned us in the leader quadrant in its 2006 Magic Quadrant report for 30 leading offshore application services providers.

*Comprehensive and sophisticated end-to-end solutions:* Our suite of comprehensive, end-to-end technology-based solutions enables us to extend our network of relationships, broaden our dialogue with key decision makers within each client, increase the points of sale for new clients and diversify our service-mix. As a result, we are able to capture a greater share of our clients' technology budgets. Our suite of solutions encompasses consulting, design, development, software re-engineering, maintenance, systems integration and package evaluation and implementation, and through Infosys BPO, business process management services. Through our domain competency group and software engineering and technology lab, we research and engineer new solutions tailored for our clients and their respective industries. More recently, through the creation of Infosys Consulting, we have enhanced our ability to provide strategic and competitive analysis and complex operational consulting services. We have a well-defined methodology to update and extend our service offerings to meet the evolving needs of the global marketplace.

*Commitment to superior quality and process execution:* We have developed a sophisticated project management methodology to ensure timely, consistent and accurate delivery of superior quality solutions to maintain a high level of client satisfaction. We constantly benchmark our services and processes against globally recognized quality standards. Certifications we have received include SEI-CMMI Level 5, CMM Level 5, PCMM Level 5, TL 9000 and ISO 9001-2000. In February 2007, Infosys BPO was certified for eSCM level 4.0, the eSourcing Capability Model for Service Providers developed by a consortium led by Carnegie Mellon University's Information Technology Services Qualification Centre.

*Long-standing client relationships:* We have long-standing relationships with large multi-national corporations built on successful prior engagements with them. Our track record of delivering high quality solutions across the entire software life cycle and our strong domain expertise helps us to solidify these relationships and gain increased business from our existing clients. As a result, we have a history of client retention and derive a significant proportion of revenues from repeat clients.

*Status as an employer of choice:* We believe we have among the best talent in the Indian technology services industry and we are committed to remain among the industry's leading employers. We have a presence in 13 cities in India, allowing us to recruit technology professionals with specific geographic preferences. Our diverse workforce includes employees of 65 nationalities. Our training programs ensure that new hires enhance their skills in alignment with our requirements and are readily deployable upon completion of their training programs. Our lean organizational structure and strong unifying culture facilitate the sharing of knowledge and best practices among our employees.

*Ability to scale:* We have successfully managed our growth by investing in infrastructure and by rapidly recruiting, training and deploying new professionals. We currently have 44 global development centers, the majority of which are located in India. We also have development centers in Australia, Canada, China, Japan, Mauritius and at multiple locations in the United States and Europe. Our financial position allows us to make the investments in infrastructure and personnel required to continue growing our business. We can rapidly deploy resources and execute new projects through the scalable network of our global delivery centers. Between March 31, 2003 and March 31, 2007, our total employees grew from approximately 15,900 to approximately 72,200.

## Our strategy

We seek to further strengthen our position as a leading global technology services company by successfully differentiating our service offerings and increasing the scale of our operations. To achieve these goals, we seek to:

*Increase business from existing and new clients:* Our goal is to build enduring relationships with both existing and new clients. With existing clients, we aim to expand the nature and scope of our engagements by increasing the size and number of projects and extending the breadth of our service offerings. For new clients, we seek to provide value-added solutions by leveraging our in-depth industry expertise and expanding the breadth of services offered to them beyond those in the initial engagement. We manage first-time engagements by educating clients about the offshore model, taking on smaller projects to minimize client risk and demonstrating our superior execution capabilities. We also plan to increase our recurring business with clients by providing software re-engineering, maintenance, infrastructure management and business process management services which are long-term in nature and require frequent client contact. Our Strategic Global Sourcing Group comprises of senior professionals and has been established to identify, secure and manage new, large, and long-term client engagements.

*Expand geographically:* We seek to selectively expand our global presence to enhance our ability to service clients. We plan to accomplish this by establishing new sales and marketing offices, representative offices and global development centers to expand our geographical reach. We intend to increase our presence in China through Infosys China, in the Czech Republic and Eastern Europe directly and through Infosys BPO, and in Australia through Infosys Australia. We intend to use our operations in these regions to eventually support clients in the local market as well as our global clients.

*Continue to invest in infrastructure and employees:* We intend to continue to invest in physical and technological infrastructure to support our growing worldwide development and sales operations and to increase our productivity. To enhance our ability to hire and successfully deploy increasingly greater numbers of technology professionals, we intend to continue investing in recruiting, training and maintaining a challenging and rewarding work environment. During fiscal 2007, we screened over 1,302,400 employment applications, tested over 225,400 applicants, interviewed over 91,200 applicants and made approximately 36,700 offers of employment. These statistics do not include Infosys BPO or our other subsidiaries. We have also completed the construction of an employee training facility in Mysore, India to further enhance our employee training cap abilities. The Mysore facility is able to house 4,500 trainees at any one time, and is able to provide the facilities required for the training of approximately 15,200 employees annually.

*Continue to enhance our solution set:* We seek to continually enhance our portfolio of solutions as a means of developing and growing our business. To differentiate our services, we focus on emerging trends, new technologies, specific industries and pervasive business issues that confront our clients. In recent years, we have added new service offerings, such as consulting, business process management, systems integration and infrastructure management, which are major contributors to our growth. We also established Infosys Consulting to add additional operational and business consulting capabilities to our

Global Delivery Model. Furthermore, our Modular Global Sourcing framework and other refinements to our Global Delivery Model enhance our ability to service our customers.

*Continue to develop deep industry knowledge:* We continue to build specialized industry expertise in the financial services, manufacturing, telecommunications, retail, transportation and logistics industries. We combine deep industry knowledge with an understanding of our clients' needs and technologies to provide high value, quality services. Our industry expertise can be leveraged to assist other clients in the same industry, thereby improving quality and reducing the cost of services to our clients. We will continue to build on our extensive industry expertise and enter into new industries.

*Enhance brand visibility:* We continue to invest in the development of our premium brand identity in the marketplace. Our branding efforts include participating in media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach programs and investor relations. We have instituted the Wharton Infosys Business Transformation Award, offered jointly with the Wharton School at the University of Pennsylvania to recognize visionaries and Global 2000 organizations that use technology innovatively to transform their industries. We believe that a strong and recognizable Infosys brand will continue to facilitate the new-business led generation process and enhance our ability to attract talented personnel globally.

*Pursue alliances and strategic acquisitions:* We intend to continue to develop alliances that complement our core competencies. Our alliance strategy is targeted at partnering with leading technology providers, which allows us to take advantage of emerging technologies in a mutually beneficial and cost-competitive manner. We also intend to selectively pursue acquisitions that augment our existing skill sets, industry expertise, client base or geographical presence. In January 2004, we acquired Infosys Australia primarily due to its market position in Australia, skilled employees, management strength, expertise in the telecommunications industry and potential to serve as a platform for enhancing business opportunities in Australia.

### Competition

We operate in a highly competitive and rapidly changing market and compete with:

- consulting firms such as Accenture, Atos Origin, BearingPoint, Cap Gemini and Deloitte Consulting
- divisions of large multinational technology firms such as HP and IBM
- IT outsourcing firms such as Computer Sciences Corporation, EDS, Keane, Logica CMG, and Perot Systems
- offshore technology services firms such as Cognizant Technologies, Satyam Computer Services, Tata Consultancy Services and Wipro;
- software firms such as Oracle and SAP; and
- in-house IT departments of large corporations.

In future we expect competition from firms establishing and building their offshore presence and firms in countries with lower personnel costs than those prevailing in India. However, we recognize that price alone cannot constitute sustainable competitive advantage. We believe that the principal competitive factors in our business include the ability to:

- effectively integrate onsite and offshore execution capabilities to deliver seamless, scalable, cost-effective services
- increase scale and breadth of service offerings to provide one-stop solutions
- provide industry expertise to clients' business solutions;
- attract and retain high quality technology professionals; and
- maintain financial strength to make strategic investments in human resources and physical infrastructure through business cycles.

We believe we compete favorably with respect to these factors.

## E. Outlook, risks and concerns

These have been discussed in detail in the *Risk management report* in this Annual Report and in our various filings with Securities and Exchange Commission, USA.

## F. Internal control systems and their adequacy

The CEO / CFO certification provided in the report discusses the adequacy of our internal control systems and procedures.

## G. Material developments in human resources/ Industrial relations front, including number of people employed

Employees are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remaining among the industry's leading employers. In 2006, we were ranked as the best company to work for in India by the TNS-Mercer survey in *Business Today*.

Our culture and reputation as a business leader in the technology services industry enables us to recruit and retain the best available talent in India.

### Recruitment

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers. We typically recruit only the top 20% of students in India who have consistently shown high levels of achievement. We have also begun selective recruitment at campuses in the United States, Australia and China. We rely on a rigorous selection process involving a series of aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on performance tracking of past recruits.

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, in fiscal 2007, we received approximately 1,302,400 applications, tested over 225,400 applicants, interviewed over 91,200 applicants approximately and extended job offers to approximately 36,700 applicants. In fiscal 2007, we added approximately 15,200 new employees, net of attrition. These statistics do not include Infosys BPO, which recruited approximately 4,200 new hires, net of attrition, during fiscal 2007, or our wholly owned subsidiaries.

# Auditors' report

To the members of Infosys Technologies Limited,

We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at March 31, 2007, the Profit and Loss Account and the Cash Flow Statement of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor's Report) Order, 2003, as amended, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c) the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d) in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956;

(e) on the basis of written representations received from the directors, as on March 31, 2007, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2007 from being appointed as a director in terms of Section 274(1)(g) of the Companies Act, 1956;

(f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2007;

(ii) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

(iii) in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

for BSR & Co.
*Chartered Accountants*

Natrajan Ramkrishna
*Partner*
Membership No: 32815

Bangalore
April 13, 2007

## Annexure to the auditors' report

The Annexure referred to in the auditors' report to the members of Infosys Technologies Limited (the Company) for the year ended March 31, 2007. We report that:

1. The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

   The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets. No material discrepancies were noticed on such verification.

   Fixed assets disposed of during the year were not substantial, and therefore, do not affect the going concern assumption.

2. The Company is a service company, primarily rendering information technology services. Accordingly it does not hold any physical inventories. Accordingly, paragraph 4(ii) of the Order is not applicable.

3. The Company has neither granted nor taken any loans, secured or unsecured, to or from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956. Accordingly, paragraph 4(iii) of the Order is not applicable.

4. In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and the sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

5. In our opinion, and according to the information and explanations given to us, there are no contracts or arrangements, the particulars of which need to be entered into the register maintained under section 301 of the Companies Act, 1956. Accordingly, paragraph 4(v) of the Order is not applicable.

6. The Company has not accepted any deposits from the public. Accordingly, paragraph 4(vi) of the Order is not applicable.

7. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

8. The Central Government has not prescribed the maintenance of cost records under section 209(1)(d) of the Companies Act, 1956 for any of the services rendered by the Company. Accordingly, paragraph 4(viii) of the Order is not applicable.

9. According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted / accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Income-tax, Sales-tax, Wealth tax, Service tax, Customs duty and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Employees' State Insurance and Excise duty.

   Further, since the Central Government has till date not prescribed the amount of cess payable under section 441A of the Companies Act, 1956, we are not in a position to comment upon the regularity or otherwise of the Company in depositing the same.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Income tax, Sales tax, Wealth tax, Service tax, Customs duty, Cess and other material statutory dues were in arrears as at March 31, 2007 for a period of more than six months from the date they became payable.

According to the information and explanations given to us, there are no dues of Income tax, Sales tax, Wealth tax, Service tax, Customs duty and Cess which have not been deposited with the appropriate authorities on account of any dispute.

10. The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year. Accordingly, paragraph 4(x) of the Order is not applicable.
11. The Company did not have any outstanding dues to any financial institution, banks or debenture holders during the year. Accordingly, paragraph 4(xi) of the Order is not applicable.
12. The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities. Accordingly, paragraph 4(xii) of the Order is not applicable.
13. In our opinion and according to the information and explanations given to us, the Company is not a chit fund or a nidhi / mutual benefit fund / society. Accordingly, paragraph 4(xiii) of the Order is not applicable.
14. According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, paragraph 4(xiv) of the Order is not applicable.
15. According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions. Accordingly, paragraph 4(xv) of the Order is not applicable.
16. The Company did not have any term loans outstanding during the year. Accordingly, paragraph 4(xvi) of the Order is not applicable.
17. The Company has not raised any funds on short-term basis. Accordingly, paragraph 4(xvii) of the Order is not applicable.
18. The Company has not made any preferential allotment of shares to companies / firms / parties covered in the register maintained under Section 301 of the Companies Act, 1956. Accordingly, paragraph 4(xviii) of the Order is not applicable.
19. The Company did not have any outstanding debentures during the year. Accordingly, paragraph 4(xix) of the Order is not applicable.
20. The Company has not raised any money by public issues during the year. Accordingly, paragraph 4(xx) of the Order is not applicable.
21. According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the course of our audit.

for BSR & Co.
*Chartered Accountants*

Natrajan Ramkrishna
*Partner*
Membership No: 32815

Bangalore
April 13, 2007

# Balance sheet

As at March 31,

*in Rs. crore*

| | Schedule | 2007 | 2006 |
|---|---|---|---|
| SOURCES OF FUNDS | | | |
| SHAREHOLDERS' FUNDS | | | |
| Share capital | 1 | 286 | 138 |
| Reserves and surplus | 2 | 10,876 | 6,759 |
| | | 11,162 | 6,897 |
| APPLICATION OF FUNDS | | | |
| FIXED ASSETS | 3 | | |
| Original cost | | 3,889 | 2,837 |
| *Less:* Accumulated depreciation | | 1,739 | 1,275 |
| Net book value | | 2,150 | 1,562 |
| *Add:* Capital work-in-progress | | 957 | 571 |
| | | 3,107 | 2,133 |
| INVESTMENTS | 4 | 839 | 876 |
| DEFERRED TAX ASSETS | 5 | 79 | 56 |
| CURRENT ASSETS, LOANS AND ADVANCES | | | |
| Sundry debtors | 6 | 2,292 | 1,518 |
| Cash and bank balances | 7 | 5,507 | 3,279 |
| Loans and advances | 8 | 1,162 | 1,252 |
| | | 8,961 | 6,049 |
| *LESS:* CURRENT LIABILITIES AND PROVISIONS | | | |
| Current liabilities | 9 | 1,162 | 808 |
| Provisions | 10 | 662 | 1,409 |
| NET CURRENT ASSETS | | 7,137 | 3,832 |
| | | 11,162 | 6,897 |
| SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS | 22 | | |

The schedules referred to above are an integral part of the balance sheet.

*As per our report attached*

for BSR & Co.
*Chartered Accountants*

Natrajan Ramkrishna
*Partner*
Membership No.32815

N. R. Narayana Murthy
*Chairman and Chief Mentor*

Nandan M. Nilekani
*Chief Executive Officer and Managing Director*

S. Gopalakrishnan
*President, Chief Operating Officer and Joint Managing Director*

Deepak M. Satwalekar
*Director*

Marti G. Subrahmanyam
*Director*

Omkar Goswami
*Director*

Claude Smadja
*Director*

Sridar A. Iyengar
*Director*

David L. Boyles
*Director*

Jeffrey Lehman
*Director*

S. D. Shibulal
*Director*

K. Dinesh
*Director*

Bangalore
April 13, 2007

T. V. Mohandas Pai
*Director*

Srinath Batni
*Director*

V. Balakrishnan
*Chief Financial Officer*

Parvatheesam K.
*Company Secretary*

# Profit and loss account

For the year ended March 31,

in Rs. crore, except per share data

| | Schedule | 2007 | 2006 |
|---|---|---|---|
| INCOME FROM SOFTWARE SERVICES AND PRODUCTS | | 13,149 | 9,028 |
| Software development expenses | 11 | 7,278 | 4,887 |
| GROSS PROFIT | | 5,871 | 4,141 |
| Selling and marketing expenses | 12 | 719 | 499 |
| General and administration expenses | 13 | 927 | 653 |
| | | 1,646 | 1,152 |
| OPERATING PROFIT before interest and depreciation | | 4,225 | 2,989 |
| Interest | | – | – |
| Depreciation | | 469 | 409 |
| OPERATING PROFIT before tax and exceptional items | | 3,756 | 2,580 |
| Other income, net | 14 | 375 | 144 |
| Provision for investments | | 2 | – |
| NET PROFIT before tax and exceptional items | | 4,129 | 2,724 |
| Provision for taxation (refer to *Note 22.2.12*) | 15 | 352 | 303 |
| NET PROFIT after tax before exceptional items | | 3,777 | 2,421 |
| Income on sale of investments, net of taxes (refer to *Note 22.2.22*) | | 6 | – |
| NET PROFIT after tax and exceptional items | | 3,783 | 2,421 |
| Balance brought forward | | 2,195 | 1,428 |
| *Less:* Residual dividend paid | | 4 | – |
| Dividend tax on the above | | 1 | – |
| | | 2,190 | 1,428 |
| AMOUNT AVAILABLE FOR APPROPRIATION | | 5,973 | 3,849 |
| Dividend | | | |
| Interim | | 278 | 177 |
| Final | | 371 | 234 |
| Silver jubilee special dividend | | – | 827 |
| Total dividend | | 649 | 1,238 |
| Dividend tax | | 102 | 174 |
| Amount transferred to general reserve | | 378 | 242 |
| Balance in profit and loss account | | 4,844 | 2,195 |
| | | 5,973 | 3,849 |
| EARNINGS PER SHARE* | | | |
| Equity shares of par value Rs. 5/- each | | | |
| Before exceptional items | | | |
| Basic | | 67.82 | 44.34 |
| Diluted | | 66.33 | 43.10 |
| After exceptional items | | | |
| Basic | | 67.93 | 44.34 |
| Diluted | | 66.44 | 43.10 |
| Number of shares used in computing earnings per share | | | |
| Basic | | 55,68,52,339 | 54,59,89,022 |
| Diluted | | 56,93,42,694 | 56,16,56,620 |
| SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS | 22 | | |

**Refer to Note 22.2.20*

*The schedules referred to above are an integral part of the profit and loss account.*

*As per our report attached.*

for BSR & Co.
*Chartered Accountants*

Natrajan Ramkrishna
*Partner*
Membership No.32815

N. R. Narayana Murthy
*Chairman and Chief Mentor*

Nandan M. Nilekani
*Chief Executive Officer and Managing Director*

S. Gopalakrishnan
*President, Chief Operating Officer and Joint Managing Director*

Deepak M. Satwalekar
*Director*

Marti G. Subrahmanyam
*Director*

Omkar Goswami
*Director*

Claude Smadja
*Director*

Sridar A. Iyengar
*Director*

David L. Boyles
*Director*

Jeffrey Lehman
*Director*

S. D. Shibulal
*Director*

K. Dinesh
*Director*

Bangalore
April 13, 2007

T. V. Mohandas Pai
*Director*

Srinath Batni
*Director*

V. Balakrishnan
*Chief Financial Officer*

Parvatheesam K.
*Company Secretary*

## Cash flow statement

For the year ended March 31,

*in Rs. crore*

| | Schedule | 2007 | 2006 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | | |
| Net profit before tax and exceptional items | | 4,129 | 2,724 |
| Adjustments to reconcile net profit before tax to cash provided by operating activities | | | |
| (Profit) / Loss on sale of fixed assets | | – | – |
| Depreciation | | 469 | 409 |
| Interest and dividend income | | (298) | (203) |
| Profit on sale of liquid mutual funds | | (11) | – |
| Provision for investments | | 2 | – |
| Effect of exchange differences on translation of foreign currency cash and cash equivalents | | 4 | (7) |
| Changes in current assets and liabilities | | | |
| Sundry debtors | | (774) | (265) |
| Loans and advances | 16 | (191) | (94) |
| Current liabilities and provisions | 17 | 347 | 221 |
| Income taxes paid | 18 | (421) | (476) |
| NET CASH GENERATED BY OPERATING ACTIVITIES | | 3,256 | 2,309 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | |
| Purchase of fixed assets and change in capital work-in-progress | 19 | (1,443) | (1,048) |
| Proceeds on disposal of fixed assets | | – | – |
| Payment for Intellectual Property Rights (refer to *Note 22.2.21*) | | 14 | – |
| Investment in subsidiaries (refer to *Note 22.2.16*) | | (635) | (31) |
| Investment in securities (refer to *Note 22.2.16*) | 20 | 695 | 484 |
| Interest and dividend income | | 298 | 203 |
| Cash flow from investing activities before exceptional items | | (1,071) | (392) |
| Proceeds on sale of long term investments (net of taxes) (refer to *Note 22.2.22*) | | 6 | – |
| NET CASH USED IN INVESTING ACTIVITIES | | (1,065) | (392) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | |
| Proceeds from issuance of share capital on exercise of stock options | | 1,216 | 574 |
| Dividends paid during the period | | (1,343) | (352) |
| Dividend tax paid during the period | | (189) | (50) |
| NET CASH USED IN FINANCING ACTIVITIES | | (316) | 172 |
| Effect of exchange differences on translation of foreign currency cash and cash equivalents | | (4) | 7 |
| NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS | | 1,871 | 2,096 |
| CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD | | 3,779 | 1,683 |
| CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD | 21 | 5,650 | 3,779 |
| SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS | 22 | | |

*The schedules referred to above are an integral part of the cash flow statement.*
*As per our report attached.*

for BSR & Co.
*Chartered Accountants*

Natrajan Ramkrishna
*Partner*
Membership No.32815

N. R. Narayana Murthy
*Chairman and Chief Mentor*

Nandan M. Nilekani
*Chief Executive Officer and Managing Director*

S. Gopalakrishnan
*President, Chief Operating Officer and Joint Managing Director*

Deepak M. Satwalekar
*Director*

Marti G. Subrahmanyam
*Director*

Omkar Goswami
*Director*

Claude Smadja
*Director*

Sridar A. Iyengar
*Director*

David L. Boyles
*Director*

Jeffrey Lehman
*Director*

S. D. Shibulal
*Director*

K. Dinesh
*Director*

Bangalore
April 13, 2007

T. V. Mohandas Pai
*Director*

Srinath Batni
*Director*

V. Balakrishnan
*Chief Financial Officer*

Parvatheesam K.
*Company Secretary*

# Schedules to the balance sheet

*in Rs. crore, except as otherwise stated*

| | | March 31, 2007 | March 31, 2006 |
|---|---|---|---|
| 1 | SHARE CAPITAL | | |
| | Authorized | | |
| | Equity shares, Rs. 5/- par value | | |
| | 60,00,00,000 (30,00,00,000) equity shares | 300 | 150 |
| | Issued, subscribed and paid up | | |
| | Equity shares, Rs. 5/- par value* | 286 | 138 |
| | 57,12,09,862 (27,55,54,980) equity shares fully paid up | | |
| | (Of the above, 53,53,35,478 (25,84,92,302) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve) | | |
| | | 286 | 138 |
| | *Forfeited shares amounted to Rs.1,500/- (Rs. 1,500/-)* | | |
| | **For details of options with respect to equity shares, refer to Note 22.2.11* | | |
| | **For details of basic and diluted shares, refer to Note 22.2.20* | | |
| 2 | RESERVES AND SURPLUS | | |
| | Capital reserve | 6 | 6 |
| | Share premium account – As at April 1, | 1,543 | 900 |
| | *Add:* Receipts on exercise of employee stock options | 1,206 | 571 |
| | Income tax benefit arising from exercise of stock options | 19 | 72 |
| | | 2,768 | 1,543 |
| | General reserve – As at April 1, | 3,015 | 2,773 |
| | *Less:* Gratuity transitional liability (refer to Note 22.2.23) | 9 | – |
| | *Less:* Capitalized on issue of bonus shares | 138 | – |
| | *Add:* Transferred from the profit and loss account | 378 | 242 |
| | *Add:* Fair value of employee options issued in exchange of Infosys BPO options (refer to Note 22.2.16) | 12 | – |
| | | 3,258 | 3,015 |
| | Balance in profit and loss account | 4,844 | 2,195 |
| | | 10,876 | 6,759 |

3 FIXED ASSETS

*in Rs. crore except as otherwise stated*

| Particulars | Original cost | | | | Depreciation | | | | Net book value | |
|---|---|---|---|---|---|---|---|---|---|---|
| | As at April 1, 2006 | Additions during the year | Deductions / Retirement during the year | As at March 31, 2007 | As at April 1, 2006 | For the year | Deductions / Retirement during the year | As at March 31, 2007 | As at March 31, 2007 | As at March 31, 2006 |
| Land: Free-hold | 34 | 42 | – | 76 | – | – | – | – | 76 | 34 |
| Leasehold | 104 | 32 | 41 | 95 | – | – | – | – | 95 | 104 |
| Buildings* | 1,022 | 449 | – | 1,471 | 179 | 87 | – | 266 | 1,205 | 843 |
| Plant and machinery* | 559 | 201 | – | 760 | 305 | 109 | – | 414 | 346 | 254 |
| Computer equipment* | 700 | 249 | 5 | 944 | 516 | 203 | 5 | 714 | 230 | 184 |
| Furniture and fixtures* | 417 | 124 | – | 541 | 275 | 69 | – | 344 | 197 | 142 |
| Vehicles | 1 | 1 | – | 2 | – | 1 | – | 1 | 1 | 1 |
| | 2,837 | 1,098 | 46 | 3,889 | 1,275 | 469 | 5 | 1,739 | 2,150 | 1,562 |
| Previous year | 2,183 | 799 | 145 | 2,837 | 1,006 | 409 | 140 | 1,275 | 1,562 | |

*Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.*
**Includes certain assets provided on operating lease to Infosys BPO, a subsidiary. Please refer to Note 22.2.6 for details.*

# Schedules to the balance sheet

in Rs. crore

| | | March 31, 2007 | March 31, 2006 |
|---|---|---|---|
| 4 | INVESTMENTS | | |
| | Trade (unquoted) – At cost | | |
| | Long-term investments | | |
| | In subsidiaries | | |
| | Infosys BPO Ltd, India** | | |
| | 3,34,61,902 (2,44,99,993) equity shares of Rs. 10/- each, fully paid | 637 | 25 |
| | Infosys Technologies (China) Co. Limited | 46 | 23 |
| | Infosys Technologies (Australia) Pty. Limited | | |
| | 1,01,08,869(1,01,08,869) equity shares of A $0.11 par value, fully paid | 66 | 66 |
| | Infosys Consulting, Inc., USA | | |
| | 2,00,00,000 (1,70,00,000) common stock of US $1.00 par value, fully paid | 90 | 76 |
| | | 839 | 190 |
| | In other investments* | 11 | 16 |
| | *Less*: Provision for investments | 11 | 14 |
| | | – | 2 |
| | Non-trade (unquoted), current investments, at the lower of cost and fair value | | |
| | Liquid mutual fund units* | – | 684 |
| | | 839 | 876 |
| | Aggregate amount of unquoted investments | 839 | 876 |
| | **Refer to Note 22.2.16 for details of investments* | | |
| | ***Investments include 17,37,092 options in Infosys BPO* | | |
| 5 | DEFERRED TAX ASSETS | | |
| | Fixed assets | 69 | 54 |
| | Sundry debtors | 3 | 2 |
| | Others | 7 | – |
| | | 79 | 56 |
| 6 | SUNDRY DEBTORS* | | |
| | Debts outstanding for a period exceeding six months | | |
| | Unsecured | | |
| | Considered doubtful | 15 | 8 |
| | Other debts | | |
| | Unsecured | | |
| | Considered good** | 2,292 | 1,518 |
| | Considered doubtful | 7 | 2 |
| | | 2,314 | 1,528 |
| | *Less*: Provision for doubtful debts | 22 | 10 |
| | | 2,292 | 1,518 |
| | ** Includes dues from companies where directors are interested* | 7 | 2 |
| | *** Includes dues from subsidiaries* | 2 | – |
| 7 | CASH AND BANK BALANCES | | |
| | Cash on hand | – | – |
| | Balances with scheduled banks in Indian Rupees | | |
| | In current accounts* | 302 | 169 |
| | In deposit accounts | 4,827 | 2,735 |
| | Balances with non-scheduled banks in foreign currency ** | | |
| | In current accounts | 378 | 375 |
| | | 5,507 | 3,279 |
| | **Includes balance in unclaimed dividend account* | 2 | 3 |
| | ***Refer to Note 22.2.13 for details of balances in non-scheduled banks* | | |

*in Rs. crore*

| | | March 31, 2007 | March 31, 2006 |
|---|---|---|---|
| 8 | LOANS AND ADVANCES | | |
| | Unsecured, considered good | | |
| | Loans to subsidiary (refer to *Note 22.2.7*) | 22 | 14 |
| | Advances | | |
| | Prepaid expenses | 28 | 27 |
| | For supply of goods and rendering of services* | 3 | 9 |
| | Others | 20 | 14 |
| | | 73 | 64 |
| | Unbilled revenues | 312 | 203 |
| | Advance income tax | 352 | 267 |
| | Loans and advances to employees | | |
| | Housing and other loans | 42 | 49 |
| | Salary advances | 63 | 61 |
| | Electricity and other deposits | 20 | 16 |
| | Rental deposits | 10 | 12 |
| | Deposits with financial institution and body corporate (refer to *Note 22.2.14*) | 275 | 580 |
| | Mark-to-market on options / forward contracts | 15 | – |
| | | 1,162 | 1,252 |
| | Unsecured, considered doubtful | | |
| | Loans and advances to employees | 1 | – |
| | | 1,163 | 1,252 |
| | *Less:* Provision for doubtful loans and advances to employees | 1 | – |
| | | 1,162 | 1,252 |
| | **Includes advances to subsidiary company* | – | 6 |
| 9 | CURRENT LIABILITIES | | |
| | Sundry creditors | | |
| | Goods and services* | 23 | 6 |
| | Accrued salaries and benefits | | |
| | Salaries | 28 | 6 |
| | Bonus and incentives | 208 | 233 |
| | Unavailed leave | 120 | 80 |
| | For other liabilities | | |
| | Provision for expenses | 281 | 166 |
| | Retention monies | 23 | 13 |
| | Withholding and other taxes payable | 172 | 82 |
| | For purchase of intellectual property rights | – | 19 |
| | Mark-to-market on options / forward contracts | – | 2 |
| | Due to option holders of Infosys BPO | 2 | – |
| | Others | 4 | 3 |
| | | 861 | 610 |
| | Advances received from clients | 4 | 7 |
| | Unearned revenue | 295 | 188 |
| | Unclaimed dividend | 2 | 3 |
| | | 1,162 | 808 |
| | **Includes dues to subsidiary companies (refer to Note 22.2.7)* | | |
| 10 | PROVISIONS | | |
| | Proposed dividend | 371 | 1,061 |
| | Provision for | | |
| | Tax on dividend | 63 | 149 |
| | Income taxes* | 207 | 187 |
| | Post-sales client support and warranties | 21 | 12 |
| | | 662 | 1,409 |
| | **Refer to Note 22.2.12* | | |

# Schedules to profit and loss account

in Rs. crore

| | | March 31, 2007 | March 31, 2006 |
|---|---|---|---|
| 11 | SOFTWARE DEVELOPMENT EXPENSES | | |
| | Salaries and bonus including overseas staff expenses | 5,396 | 3,687 |
| | Overseas group health insurance | 101 | 45 |
| | Contribution to provident and other funds | 143 | 86 |
| | Staff welfare | 41 | 28 |
| | Technical sub-contractors – Subsidiaries | 633 | 367 |
| | Technical sub-contractors – Others | 231 | 125 |
| | Overseas travel expenses | 283 | 232 |
| | Visa charges and others | 109 | 65 |
| | Software packages | | |
| | for own use | 192 | 134 |
| | for service delivery to clients | 25 | 29 |
| | Communication expenses | 52 | 48 |
| | Computer maintenance | 21 | 19 |
| | Consumables | 22 | 16 |
| | Rent | 17 | 12 |
| | Provision for post-sales client support and warranties | 12 | (6) |
| | | 7,278 | 4,887 |
| 12 | SELLING AND MARKETING EXPENSES | | |
| | Salaries and bonus including overseas staff expenses | 442 | 286 |
| | Overseas group health insurance | 3 | 4 |
| | Contribution to provident and other funds | 2 | 1 |
| | Staff welfare | 3 | 1 |
| | Overseas travel expenses | 92 | 59 |
| | Visa charges and others | 2 | 9 |
| | Traveling and conveyance | 3 | 3 |
| | Commission and earnout charges | 24 | 26 |
| | Brand building | 69 | 46 |
| | Professional charges | 23 | 26 |
| | Rent | 16 | 13 |
| | Marketing expenses | 25 | 12 |
| | Telephone charges | 6 | 6 |
| | Communication expenses | 1 | 1 |
| | Printing and stationery | 2 | 2 |
| | Advertisements | 3 | 2 |
| | Office maintenance | – | – |
| | Sales promotion expenses | 2 | 1 |
| | Consumables | – | – |
| | Software packages | | |
| | for own use | 1 | – |
| | Computer maintenance | – | – |
| | Power and fuel | – | – |
| | Insurance charges | – | – |
| | Rates and taxes | – | – |
| | Bank charges and commission | – | – |
| | Miscellaneous expenses | – | 1 |
| | | 719 | 499 |

## Schedules to profit and loss account

*in Rs. crore*

| | | March 31, 2007 | March 31, 2006 |
|---|---|---|---|
| 13 | GENERAL AND ADMINISTRATION EXPENSES | | |
| | Salaries and bonus including overseas staff expenses | 172 | 125 |
| | Overseas group health insurance | – | 2 |
| | Contribution to provident and other funds | 11 | 8 |
| | Professional charges | 137 | 94 |
| | Telephone charges | 106 | 76 |
| | Power and fuel | 88 | 62 |
| | Traveling and conveyance | 85 | 63 |
| | Overseas travel expenses | 15 | 11 |
| | Visa charges and others | 2 | 3 |
| | Office maintenance | 95 | 66 |
| | Guesthouse maintenance* | 2 | 1 |
| | Insurance charges | 27 | 22 |
| | Printing and stationery | 13 | 9 |
| | Donations | 21 | 17 |
| | Rent | 14 | 9 |
| | Advertisements | 8 | 13 |
| | Repairs to building | 23 | 16 |
| | Repairs to plant and machinery | 15 | 11 |
| | Rates and taxes | 24 | 9 |
| | Professional membership and seminar participation fees | 9 | 9 |
| | Postage and courier | 8 | 6 |
| | Books and periodicals | 5 | 5 |
| | Provision for bad and doubtful debts | 24 | 9 |
| | Provision for doubtful loans and advances | 1 | – |
| | Commission to non-whole-time directors | 2 | 1 |
| | Freight charges | 1 | 1 |
| | Bank charges and commission | 1 | 1 |
| | Research grants | 13 | 1 |
| | Auditors' remuneration | | |
| | Statutory audit fees | – | – |
| | Certification charges | – | – |
| | Others | – | – |
| | Out-of-pocket expenses | – | – |
| | Miscellaneous expenses (refer to *Note 22.2.15*) | 5 | 3 |
| | | 927 | 653 |
| | **For non-training purposes* | | |
| 14 | OTHER INCOME, NET | | |
| | Interest received on deposits with banks and others* | 182 | 132 |
| | Dividend received on investment in liquid mutual funds (non-trade unquoted) | 116 | 71 |
| | Miscellaneous income (refer to *Note 22.2.15*) | 35 | 18 |
| | Exchange gains / (losses) | 42 | (77) |
| | | 375 | 144 |
| | **Includes tax deducted at source* | 31 | 21 |
| 15 | PROVISION FOR TAXATION | | |
| | Income taxes* | 375 | 325 |
| | Deferred taxes | (23) | (22) |
| | | 352 | 303 |
| | **Refer to Note 22.2.12* | | |

## Schedules to cash flow statement

*in Rs. crore*

| | | March 31, 2007 | March 31, 2006 |
|---|---|---|---|
| 16 | CHANGE IN LOANS AND ADVANCES | | |
| | As per the balance sheet* | 1,162 | 1,252 |
| | *Add:* Gratuity transitional liability (refer to *Note 22.2.23*) | 9 | – |
| | *Less:* Deposits with financial institutions and body corporates | | |
| | included in cash and cash equivalents | (143) | (500) |
| | Advance income taxes separately considered | (352) | (267) |
| | | 676 | 485 |
| | *Less:* Opening balance considered | (485) | (391) |
| | | 191 | 94 |
| | * *Includes loans to subsidiary* | | |
| 17 | CHANGE IN CURRENT LIABILITIES AND PROVISIONS | | |
| | As per the balance sheet** | 1,822 | 2,217 |
| | *Add / (Less):* Provisions separately considered in the cash flow statement | | |
| | Income taxes | (207) | (187) |
| | Dividends | (371) | (1,061) |
| | Dividend tax | (63) | (149) |
| | Payment towards Intellectual Property Rights (*Refer to Note 22.2.21*) | (14) | – |
| | | 1,167 | 820 |
| | *Less:* Opening balance considered | (820) | (599) |
| | | 347 | 221 |
| | ***Adjusted for dues to option holders of Infosys BPO Rs. 2 crore* | | |
| 18 | INCOME TAXES PAID | | |
| | Charge as per the profit and loss account | 352 | 303 |
| | *Add:* Increase / (Decrease) in advance income taxes | 85 | (136) |
| | Increase / (Decrease) in deferred taxes | 23 | 22 |
| | *Less:* Income tax benefit arising from exercise of stock options | (19) | (72) |
| | (Increase) / Decrease in income tax provision | (20) | 359 |
| | | 421 | 476 |
| 19 | PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS | | |
| | As per the balance sheet* | 1,057 | 795 |
| | *Less:* Opening capital work-in-progress | (571) | (318) |
| | *Add:* Closing capital work-in-progress | 957 | 571 |
| | | 1,443 | 1,048 |
| | **Excludes Rs. 41 crore (Rs 4 crore) towards movement of land from leasehold land to freehold land* | | |
| 20 | INVESTMENTS IN SECURITIES* | | |
| | As per the balance sheet | 839 | 876 |
| | *Add:* Provisions on investments | 2 | – |
| | | 841 | 876 |
| | *Less:* Investment made in subsidiaries | (649) | (31) |
| | Profit on sale of liquid mutual funds | (11) | – |
| | Opening balance considered | (876) | (1,329) |
| | | (695) | (484) |
| | **Refer to Note 22.2.16 for investment and redemptions* | | |
| 21 | CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD | | |
| | As per the balance sheet | 5,507 | 3,279 |
| | *Add:* Deposits with financial institutions, included herein | 143 | 500 |
| | | 5,650 | 3,779 |

## 22. Significant accounting policies and notes on accounts

### Company overview

Infosys Technologies Limited ("Infosys" or "the Company") along with its majority owned and controlled subsidiary, Infosys BPO Limited, India ("Infosys BPO"), formerly known as Progeon Limited, and wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), formerly known as Infosys Technologies (Shanghai) Co. Limited and Infosys Consulting, Inc., USA ("Infosys Consulting"), is a leading global technology services organization. The Company provides end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, and testing & infrastructure management services. In addition, the Company offers software products for the banking industry.

### 22.1. Significant accounting policies

#### 22.1.1. Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India ("ICAI"), the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The Management evaluates all recently issued or revised accounting standards on an ongoing basis.

#### 22.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires the management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

The Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

#### 22.1.3. Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sales price and the then carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

#### 22.1.4. Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by the Management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

#### 22.1.5. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

#### 22.1.6. Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the various fixed assets as follows:

| | |
|---|---|
| Buildings | 15 years |
| Plant and machinery | 5 years |
| Computer equipment | 2-5 years |
| Furniture and fixtures | 5 years |
| Vehicles | 5 years |

#### 22.1.7. Retirement benefits to employees

##### 22.1.7.a. Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or

termination of employment, of an amount based on the respective employee's salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as of the balance sheet date, based upon which, the Company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by law.

#### 22.1.7.b. Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the Company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The Company had no further obligations to the Plan beyond its monthly contributions. From April 1, 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

#### 22.1.7.c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions along with interest thereon is paid at retirement, death, incapacitation or termination of employment. Both the employee and the Company make monthly contributions to the Infosys Technologies Limited Employee's Provident Fund Trust that is equal to a specified percentage of the covered employee's salary. Infosys also contributes to a government administered pension fund on behalf of its employees. The interest rate payable by the trust to the beneficiaries every year is being notified by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

### 22.1.8. Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

### 22.1.9. Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the Company's accounting policy.

Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

### 22.1.10. Forward contracts and options in foreign currencies

The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the Company and the Company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract or option as an effective hedge, the management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

### 22.1.11. Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to the profit and loss account are credited to the share premium account.

### 22.1.12. Earnings per share

In determining earnings per share, the Company considers the net profit after tax and includes the post tax effect of any extra-ordinary / exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the Board of Directors.

### 22.1.13. Investments

Trade investments are the investments made to enhance the Company's business interests. Investments are either classified as current or long-term based on the management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

### 22.1.14. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Company are segregated.

## 22.2. Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in *Note 22.3*. All exact amounts are stated with the suffix "/-". One crore equals 10 million. The previous period figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

### 22.2.1. Aggregate expenses

The aggregate amounts incurred on certain specific expenses:

*in Rs. crore*

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Salaries and bonus including overseas staff expenses | 6,010 | 4,098 |
| Contribution to provident and other funds | 156 | 95 |
| Staff welfare | | |
| Staff welfare | 44 | 29 |
| Group health insurance and others | – | – |
| Overseas group health insurance | 104 | 51 |
| Overseas travel expenses | 390 | 302 |
| Visa charges and others | 113 | 77 |
| Traveling and conveyance | 88 | 66 |
| Technical sub-contractors | | |
| – Subsidiaries | 633 | 367 |
| – Others | 231 | 125 |
| Software packages | | |
| For own use | 193 | 134 |
| For service delivery to clients | 25 | 29 |
| Professional charges | 160 | 120 |
| Telephone charges | 112 | 82 |
| Communication expenses | 53 | 49 |
| Power and fuel | 88 | 62 |
| Office maintenance | 95 | 66 |
| Guest house maintenance* | 2 | 1 |
| Commission and earnout charges | 24 | 26 |
| Brand building | 69 | 46 |
| Rent | 47 | 34 |
| Insurance charges | 27 | 22 |
| Computer maintenance | 21 | 19 |
| Printing and stationery | 15 | 11 |
| Consumables | 22 | 16 |
| Donations | 21 | 17 |
| Advertisements | 11 | 15 |
| Marketing expenses | 25 | 12 |
| Other miscellaneous expenses | – | – |
| Repairs to building | 23 | 16 |
| Repairs to plant and machinery | 15 | 11 |
| Rates and taxes | 25 | 9 |
| Professional membership and seminar participation fees | 9 | 9 |
| Postage and courier | 8 | 6 |
| Provision for post-sales client support and warranties | 12 | (6) |
| Books and periodicals | 5 | 5 |
| Provision for bad and doubtful debts | 24 | 9 |
| Provision for doubtful loans and advances | – | – |
| Commission to non-whole time directors | 2 | 1 |
| Sales promotion expenses | 2 | 1 |
| Freight charges | 1 | 1 |
| Bank charges and commission | 1 | 1 |
| Auditors' remuneration | – | – |
| Statutory audit fees | – | – |
| Certification charges | – | – |
| Others | – | – |
| Out-of-pocket expenses | – | – |
| Research grants | 13 | 1 |
| Miscellaneous expenses (refer to *Note 22.2.15*) | 5 | 4 |
| | 8,924 | 6,039 |
| Fringe Benefit Tax (FBT) in India included in the above | 17 | 12 |

* *For non-training purposes*

### 22.2.2. Capital commitments and contingent liabilities

*in Rs. crore*

| Particulars | As at March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Estimated amount of unexecuted capital contracts (net of advances and deposits) | 655 | 509 |
| Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others | 2 | 2 |
| Claims against the Company, not acknowledged as debts: Net of amount Rs. 238 crore (Rs. 138 crore) paid to statutory authorities* | 15 | 14 |
| Forward contracts outstanding | | |
| In US Dollar | US $165,000,000 | US $100,000,000 |
| (Equivalent approximate in Rs. crore) | 711 | 445 |
| In Euro | 2,000,000 | – |
| (Equivalent approximate in Rs. crore) | 12 | – |
| In GBP | £5,500,000 | – |
| (Equivalent approximate in Rs. crore) | 47 | – |
| Range barrier options in US Dollar | US $205,000,000 | US $210,000,000 |
| (Equivalent approximate in Rs. crore) | 884 | 934 |
| Euro Accelerator | 24,000,000 | 3,000,000 |
| (Equivalent approximate in Rs. crore) | 138 | 16 |
| Target Redemption structure (GBP) | £16,000,000 | £3,000,000 |
| (Equivalent approximate in Rs. crore) | 136 | 23 |

* *Claims against the Company not acknowledged as debts include demands from the Indian tax authorities for payment of additional tax of Rs. 234 crore (Rs. 135 crore), including interest of Rs. 51 crore (Rs. 33 crore), upon completion of their tax review for fiscal 2002, fiscal 2003 and fiscal 2004. The amount also includes an amount of Rs. 98 crore which was settled as of April 4, 2007 against tax refunds relating to earlier years. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income-tax Act. The deductible amount is determined by the ratio of "Export Turnover" to "Total Turnover". The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover.*

The Company is contesting the demand and the Management, including its tax advisers, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

The Company received the order of the appellate authority, the Commissioner of Income Tax (Appeals), Bangalore, for the demand pertaining to fiscal 2002 and fiscal 2003 in April 2006 and August 2006 respectively. The position of the Company has been substantially upheld by the appellate authority. For fiscal 2004, the matter is pending before the Commissioner of Income tax (Appeals), Bangalore.

As of the Balance Sheet date, the Company has net foreign currency exposures that are not hedged by a derivative instrument or otherwise amounting to Rs. 995 crore.

### 22.2.3. Quantitative details

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

### 22.2.4. Imports (valued on the cost, insurance and freight basis)

in Rs. crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Capital goods | 258 | 211 |
| Software packages | 8 | 8 |
| | 266 | 219 |

### 22.2.5. Activity in foreign currency

in Rs. crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Earnings in foreign currency (on receipts basis) | | |
| Income from software services and products | 12,143 | 8,649 |
| Interest received on deposits with banks | 13 | 6 |
| Expenditure in foreign currency (on payments basis) | | |
| Travel expenses | 363 | 285 |
| Professional charges | 70 | 47 |
| Technical sub-contractors – Subsidiaries | 612 | 363 |
| Other expenditure incurred overseas for software development | 4,342 | 2,632 |
| Net earnings in foreign currency (on receipts and payments basis) | 6,769 | 5,328 |

### 22.2.6. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and maximum obligations on long-term, non-cancelable, operating leases payable as per the rentals stated in the respective agreements:

in Rs. crore

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Lease rentals recognized during the period | 47 | 34 |

in Rs. crore

| Lease obligations | As at March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Within one year of the balance sheet date | 32 | 24 |
| Due in a period between one year and five years | 92 | 100 |
| Due after five years | 44 | 61 |
| | 168 | 185 |

The operating lease arrangements extend for a maximum of 10 years from their respective dates of inception and relate to rented overseas premises and car rentals. Some of the lease agreements have a price escalation clause.

Fixed assets provided on operating lease to Infosys BPO, a subsidiary company, as at March 31, 2007 and *2006*:

in Rs. crore

| Particulars | Cost | Accumulated depreciation | Net book value |
|---|---|---|---|
| Building | 46 | 9 | 37 |
| | *33* | *5* | *28* |
| Plant and machinery | 20 | 11 | 9 |
| | *16* | *7* | *9* |
| Computers | 2 | 2 | – |
| | *2* | *2* | *–* |
| Furniture & fixtures | 12 | 10 | 2 |
| | *11* | *8* | *3* |
| Total | 80 | 32 | 48 |
| | *62* | *22* | *40* |

The aggregate depreciation charged on the above during the year ended March 31, 2007 and 2006 amounted to Rs. 10 crore and Rs. 7 crore respectively.

The Company has non-cancelable operating leases on equipped premises leased to Infosys BPO. The leases extend for periods between 36 months and 58 months from the date of inception. The lease rentals received are included as a component of sale of shared services (Refer to *Note 22.2.7*).

Lease rental commitments from Infosys BPO:

in Rs. crore

| Lease rentals | As at March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Within one year of the balance sheet date | 12 | 11 |
| Due in a period between one year and five years | 4 | 17 |
| Due after five years | – | – |
| | 16 | 28 |

The rental income from Infosys BPO for the year ended March 31, 2007 amounted to Rs. 17 crore (Rs. 11 crore for the year ended March 31, 2006).

## 22.2.7. Related party transactions

List of related parties:

| Name of the related party | Country holding | As at March 31, | |
|---|---|---|---|
| | | 2007 | 2006 |
| Infosys BPO Limited** | India | ^98.92% | 71.74% |
| Infosys Technologies (Australia), Pty. Limited | Australia | 100% | 100% |
| Infosys Technologies (China) Co. Limited | China | 100% | 100% |
| Infosys Consulting, Inc. | U.S.A. | 100% | 100% |
| Infosys BPO S.R.O.* | Czech Republic | 98.92% | 71.74% |

* *Infosys BPO S.R.O. is a wholly-owned subsidiary of Infosys BPO Ltd.*

** *On December 8, 2006, the shareholders of Infosys BPO Limited ("Infosys BPO") approved a buy-back of up to 1,279,963 equity shares at a fair market value of Rs. 604/- per equity share. The buy-back was in accordance with Section 77A of the Indian Companies Act, 1956. Pursuant to the buy-back offer, Infosys BPO bought back 1,139,469 equity shares which were subsequently cancelled on December 29, 2006. Also refer to Note 22.2.16.*

^ *Excludes deferred purchase of shares from shareholders of Infosys BPO of 3,60,417 shares.*

The details of the related party transactions entered into by the Company, in addition to the lease commitments described in *Note 22.2.6*, for the year ended March 31, 2007 and 2006 are as follows:

*in Rs. crore*

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Capital transactions | | |
| Financing transactions | | |
| Infosys China | 23 | – |
| Infosys Consulting | 14 | 31 |
| Rental deposit repaid | | |
| Infosys BPO | – | 2 |
| Loans | | |
| Infosys China | 8 | 14 |
| Revenue transactions | | |
| Purchase of services | | |
| Infosys BPO (including Infosys BPO S.R.O.) | 8 | 3 |
| Infosys Australia | 397 | 239 |
| Infosys China | 37 | 10 |
| Infosys Consulting | 189 | 116 |
| Purchase of shared services including facilities and personnel | | |
| Infosys BPO (including Infosys BPO S.R.O.) | 3 | 2 |
| Interest income | | |
| Infosys China | 1 | – |
| Sale of services | | |
| Infosys BPO (including Infosys BPO S.R.O.) | – | 1 |
| Infosys Australia | 3 | 4 |
| Infosys China | 2 | 2 |
| Infosys Consulting | 3 | 3 |
| Sale of shared services including facilities and personnel | | |
| Infosys BPO (including Infosys BPO S.R.O.) | 19 | 14 |
| Infosys Consulting | 2 | 6 |

Details of amounts due to or due from and maximum dues from subsidiaries for the year ended March 31, 2007 and 2006:

*in Rs. crore*

| Particulars | As at March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Loans and advances | | |
| Infosys China | 22 | 20 |
| Maximum balances of loans and advances | | |
| Infosys BPO (including Infosys BPO S.R.O.) | 2 | 3 |
| Infosys Australia | 24 | 28 |
| Infosys China | 25 | 20 |
| Infosys Consulting | 14 | – |

During the year ended March 31, 2007, an amount of Rs. 19 crore (Rs. 13 crore for the year ended March 31, 2006) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

## 22.2.8. Transactions with key management personnel

The key management personnel comprise our directors and statutory officers. Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2007 and 2006 have been detailed in *Schedule 22.3* since the amounts are less than a crore.

The aggregate managerial remuneration under Section 198 of the Companies Act, 1956, to the directors (including managing director) is:

*in Rs. crore*

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Whole-time directors | | |
| Salary | 1 | 2 |
| Contributions to provident and other funds | – | – |
| Perquisites and incentives | 3 | 2 |
| Total remuneration | 4 | 4 |
| Non-whole-time directors | | |
| Commission | 2 | 1 |
| Sitting fees | – | – |
| Reimbursement of expenses | – | – |
| Total remuneration | 2 | 1 |

During the year ended March 31, 2007 and 2006, Infosys BPO has provided for commission of Rs. 0.12 and Rs 0.09 crore to a non-whole-time director of Infosys.

Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole-time directors:

*in Rs. crore*

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Net profit after tax from ordinary activities | 3,777 | 2,421 |
| *Add:* | | |
| 1. Whole-time directors' remuneration | 4 | 4 |
| 2. Directors' sitting fees | – | – |
| 3. Commission to non-whole time directors | 2 | 1 |
| 4. Provision for bad and doubtful debts | 24 | 9 |
| 5. Provision for doubtful loans and advances | 1 | – |
| 6. Provision on investments | 2 | – |
| 7. Depreciation as per books of accounts | 469 | 409 |
| 8. Provision for taxation | 352 | 303 |
| | 4,631 | 3,147 |
| *Less:* | | |
| 1. Depreciation as envisaged under Section 350 of the Companies Act, 1956* | 469 | 409 |
| 2. Profit of a capital nature | – | – |
| Net profit on which commission is payable | 4,162 | 2,738 |
| Commission payable to non-whole-time directors: | | |
| Maximum allowed as per the Companies Act, 1956 at 1% | 42 | 27 |
| Maximum approved by the share holders (0.5%) | 21 | 14 |
| Commission approved by the Board | 2 | 1 |

**The Company depreciates fixed assets based on estimated useful lives that are lower than those implicit in Schedule XIV of the Companies Act, 1956. Accordingly, the rates of depreciation used by the Company are higher than the minimum prescribed by the Schedule XIV.*

## 22.2.9. Research and development expenditure

*in Rs. crore*

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Revenue | 167 | 102 |
| | 167 | 102 |

## 22.2.10. Dues to small-scale industrial undertakings

As at March 31, 2007 and March 31, 2006, the Company has no outstanding dues to small-scale industrial undertaking.

## 22.2.11. Stock option plans

The Company has two stock option plans that are currently operational.

### 1998 Stock Option Plan ("the 1998 Plan")

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

| Number of options granted, exercised and forfeited | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Options outstanding, beginning of period | 45,46,480 | 61,08,580 |
| Granted | – | – |
| *Less:* Exercised | 22,91,213 | 13,71,404 |
| Forfeited | 1,71,143 | 1,90,696 |
| Options outstanding, end of period | 20,84,124 | 45,46,480 |

### 1999 Stock Option Plan ("the 1999 Plan")

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

| Number of options granted, exercised and forfeited | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Options outstanding, beginning of period | 1,91,79,074 | 2,81,09,874 |
| Granted | 6,38,761 | – |
| *Less:* Exercised | 1,78,08,689 | 85,97,458 |
| Forfeited | 1,11,306 | 3,33,342 |
| Options outstanding, end of period | 18,97,840 | 1,91,79,074 |

The Company has accelerated the vesting of 5,72,000 outstanding unvested options which were due to be vested in the normal course by October, 2007.

The aggregate options considered for dilution are set out in *Note 22.2.20.*

## 22.2.12. Income taxes

The provision for taxation includes tax liabilities in India on the Company's global income as reduced by exempting income and any tax liabilities arising overseas on income sourced from those countries.

Most of Infosys' operations are conducted through Software Technology Parks ("STPs"). Income from STPs is tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

Infosys also has operations in Special Economic Zones ("SEZs"). Income from SEZs are fully tax exempt for the first five years, 50% exempt for the next five years and 50% exempt for another five years subject to fulfilling certain conditions.

During the year ended March 31, 2006, the tax authorities in an overseas tax jurisdiction completed the assessment of income up to fiscal year 2004. Based on the assessment order, management has re-estimated its tax liabilities and written back an amount of Rs. 20 crore. The tax provision for the year is net of the write back.

The current year tax provision includes a reversal of Rs. 125 crore for liability no longer required for taxes payable in various overseas jurisdictions consequent to expiry of limitation period and completion of assessment by taxation authorities.

### 22.2.13. Cash and bank balances

Details of balances as on balance sheet dates and the maximum balances during the period with non-scheduled banks:

in Rs. crore

| Balances with non-scheduled banks | As at March 31, | |
|---|---|---|
| | 2007 | 2006 |
| In current accounts | | |
| ABN AMRO Bank, Taipei, Taiwan | 2 | 1 |
| Bank of America, Palo Alto, U.S.A. | 293 | 229 |
| Citibank NA, Melbourne, Australia | 36 | 39 |
| Citibank NA, Tokyo, Japan | 1 | 1 |
| Deutsche Bank, Brussels, Belgium | 13 | 8 |
| Deutsche Bank, Frankfurt, Germany | 4 | 21 |
| Deutsche Bank, Amsterdam, The Netherlands | 2 | 4 |
| Deutsche Bank, Paris, France | 3 | 1 |
| Deutsche Bank, Spain | 1 | – |
| Deutsche Bank, Zurich, Switzerland | – | 6 |
| Deutsche Bank, U.K. | 5 | – |
| HSBC Bank PLC, Croydon, U.K. | 11 | 60 |
| Royal Bank of Canada, Toronto, Canada | 7 | 4 |
| Svenska Handels Bank, Stockholm, Sweden | – | 1 |
| | 378 | 375 |

in Rs. crore

| Maximum balance with non-scheduled banks | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| In current accounts | | |
| ABN AMRO Bank , Taipei, Taiwan | 2 | 2 |
| Bank of America, Palo Alto, USA | 573 | 391 |
| Citibank NA, Melbourne, Australia | 95 | 54 |
| Citibank NA, Tokyo, Japan | 30 | 36 |
| Deutsche Bank, Brussels, Belgium | 29 | 31 |
| Deutsche Bank, Frankfurt, Germany | 31 | 38 |
| Deutsche Bank, Amsterdam, The Netherlands | 5 | 8 |
| Deutsche Bank, Paris, France | 6 | 6 |
| Deutsche Bank, Spain | 1 | – |
| Deutsche Bank, Zurich, Switzerland | 13 | 14 |
| Deutsche Bank, UK | 26 | – |
| HSBC Bank PLC, Croydon, UK | 237 | 91 |
| ICICI Bank UK Ltd., London, UK | – | 35 |
| Nordbanken, Stockholm, Sweden | 2 | – |
| Royal Bank of Canada, Toronto, Canada | 15 | 16 |
| Svenska Handels Bank, Stockholm, Sweden | 1 | 2 |
| UFJ Bank, Tokyo, Japan | 34 | 28 |
| ICICI Bank, Toronto, Canada | – | 11 |

The cash and bank balances include interest accrued but not due on fixed deposits amounting to Rs. 37 crore as at March 31, 2007 (Rs. 25 crore as at March 31, 2006).

### 22.2.14. Loans and advances

"Advances" mainly comprises prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions and body corporate:

in Rs. crore

| Particulars | As at March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Deposits with financial institutions and body corporate: | | |
| Housing Development Finance Corporation Limited ("HDFC") | – | 500 |
| GE Capital Services India Limited | 143 | – |
| Life Insurance Corporation of India | 132 | 80 |
| | 275 | 580 |
| Interest accrued but not due (included above) | 14 | – |

Maximum balance held as deposits with financial institutions and body corporate:

in Rs. crore

| | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Deposits with financial institutions and body corporate: | | |
| Housing Development Finance Corporation Limited ("HDFC") | 510 | 503 |
| GE Capital Services India Limited | 382 | 227 |
| Life Insurance Corporation of India ("LIC") | 132 | 106 |

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited to settle employee benefit / leave obligations as and when they arise during the normal course of business.

### 22.2.15. Fixed assets

Profit / (Loss) on disposal of fixed assets during the years ended March 31, 2007 and 2006 is less than Rs. 1 crore and is accordingly disclosed in *Note 22.3*.

Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each and other low value assets.

in Rs. crore

| | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Charged during the period | 26 | 65 |

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements,

the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land – leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2007.

## 22.2.16. Details of investments

*in Rs. crore*

| Particulars | As at March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Long- term investments | | |
| CiDRA Corporation, U.S.A. | | |
| Nil (14,124) Series D convertible preferred stock at US $90 each, fully paid, par value US $0.01 each | – | 5 |
| Nil (72,539) Class A common stock, par value US $0.001 each | – | – |
| Nil (2,139) Non-voting redeemable preferred stock, par value US $0.01 each | – | – |
| CyVera Corporation, U.S.A. | | |
| Nil (25,641), Series A preferred stock par value US $0.001 | – | – |
| OnMobile Systems Inc., (formerly Onscan Inc.) U.S.A. | | |
| 1,00,000 (1,00,000) common stock at US $0.4348 each, fully paid, par value US $0.001 each | – | – |
| 1,00,000 (1,00,000) Series A voting convertible preferred stock at US $0.4348 each, fully paid, par value US $0.001 each | – | – |
| 44,00,000 (44,00,000) Series A non-voting convertible preferred stock at US $0.4348 each, fully paid, par value US $0.001 each | 9 | 9 |
| M-Commerce Ventures Pte Ltd, Singapore | | |
| 100 (100) ordinary shares of Singapore $1 each, fully paid, par value Singapore $1 each | – | – |
| 684 (684) redeemable preference shares of Singapore $1, fully paid, at a premium of Singapore $1,110 per redeemable preferred stock | 2 | 2 |
| 216 (216) redeemable preference shares of Singapore $1, fully paid, par value Singapore $1 each | – | – |
| Illumina Inc. | | |
| Nil (758) common stock at US $0.01 per share | – | – |
| | 11 | 16 |
| *Less:* Provision for investment | 11 | 14 |
| | – | 2 |

### Current investments – Liquid mutual funds, India

*in Rs. crore*

| Particulars | Number of units as at March 31, | | Amount as at March 31, | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Birla Cash Plus – Institutional Premium | – | 9,94,77,727 | – | 100 |
| CanLiquid Fund – Institutional Plan | – | 5,97,28,831 | – | 60 |
| DBS Chola Liquid Institutional Plus | – | 4,63,08,937 | – | 54 |
| ING Vysya Liquid Fund Institutional Plan | – | 7,88,74,225 | – | 79 |
| Sundaram BNP Paribas Money Fund Super Institutional Plan | – | 2,96,83,287 | – | 30 |
| UTI Liquid Cash Plan Institutional Plan | – | 14,77,424 | – | 150 |
| TATA Liquid Super High Investment Fund | – | 13,31,587 | – | 150 |
| LICMF Liquid Fund | – | 5,54,51,349 | – | 61 |
| | | | – | 684 |
| At cost | | | – | 624 |
| At fair value | | | – | 60 |
| | | | – | 684 |

Details of investments in and disposal of securities during the year ended March 31, 2007 and 2006:

*in Rs. crore*

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Investment in securities | | |
| Subsidiaries | 649 | 31 |
| Long-term investments | – | – |
| Liquid mutual funds | 4,341 | 1,749 |
| | 4,990 | 1,780 |
| Redemption / Disposal of investments in securities | | |
| Long-term investments | – | – |
| Liquid mutual funds | 5,025 | 2,233 |
| | 5,025 | 2,233 |
| Net movement in investments | (35) | (453) |

Investment purchased and sold during the year ended March 31, 2007:

in Rs. crore

| Name of the fund | Face value Rs/- | Units | Cost |
|---|---|---|---|
| ABN AMRO Cash Fund | 10 | 3,50,00,000 | 35 |
| Reliance Liquidity Fund – Treasury Plan | 10 | 33,00,48,901 | 350 |
| Birla Cash Plus Fund – Institutional Plan | 10 | 27,38,68,113 | 275 |
| Canliquid Fund – Institutional Plan | 10 | 10,94,65,609 | 110 |
| Chola Liquid Fund Institutional Plus | 10 | 4,21,87,329 | 50 |
| Deutsche Institutional Plan | 10 | 13,50,18,330 | 135 |
| Deustsche Insta Cash Plus Fund | 10 | 10,94,19,305 | 110 |
| Deutsche Money Plus Fund – Monthly Dividend Options | 10 | 3,96,41,247 | 40 |
| DSP Merrill Lynch Liquid Fund | 1,000 | 27,47,916 | 275 |
| Fidelity Cash Fund – Super Institutional Plan, Monthly Dividend | 10 | 99,06,483 | 10 |
| Grindlays Cash Fund – Institutional Plan – Periodic Dividend | 1,000 | 19,95,207 | 200 |
| HDFC Liquid Fund – Premium Plus Plan | 10 | 20,56,36,930 | 255 |
| HSBC Liquid Fund | 10 | 29,43,92,901 | 295 |
| ICICI Institutional Liquid Plan – Monthly Dividend Option | 10 | 17,94,26,871 | 180 |
| ING VYSYA Liquid Fund | 10 | 11,89,52,579 | 120 |
| JM High Liquidity Fund – Super institutional Plan | 10 | 4,94,27,945 | 50 |
| Kotak Liquid Institutional Premium | 10 | 25,39,84,801 | 255 |
| LICMF Liquid fund – Dividend Plan | 10 | 12,76,05,791 | 140 |
| Principal Liquid Option – Institutional Plan, Monthly Dividend | 10 | 19,97,77,898 | 200 |
| SBI – Magnum Institutional Income Saving | 10 | 23,18,09,110 | 245 |
| Sundaram Money Fund | 10 | 9,84,62,058 | 100 |
| Tata Liquid Super High Investment Fund – Monthly Dividend | 1,000 | 17,44,057 | 200 |
| Templeton India Treasury Management Account Institutional Plan | 1,000 | 36,45,674 | 370 |
| UTI Liquid Cash Plan – Institutional Plan | 1,000 | 33,16,739 | 340 |

Particulars of investments made during the year ended March 31, 2007 and 2006:

in Rs. crore

| Particulars of investee companies | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Infosys Consulting Inc., USA | 14 | 31 |
| Infosys China | 23 | – |
| Infosys BPO Ltd. | 612 | – |
| | 649 | 31 |

### Investment in Infosys BPO

#### Buyback of shares and options

In January 2007, the Company initiated the purchase of all the shares and outstanding options in Infosys BPO from its shareholders and option holders comprising current and former employees of Infosys BPO. The share holders were given a choice to sell their shares at fair market value and the option-holders were given the choice to sell their options and/or swap Infosys BPO options for Infosys options at a swap ratio based on fair market value.

Consequent to this proposal Infosys has paid an aggregate of Rs. 71 crore for the purchase of shares and options and granted 151,933 Infosys options under the 1999 plan valued at fair value of Rs. 12 crore. Accordingly, the investment in Infosys BPO has increased by Rs. 83 crore and reserves have increased by 12 crore.

Additionally, the Company has committed to a deferred share purchase with the shareholders of Infosys BPO. As per the agreement, Infosys will purchase 3,60,417 Infosys BPO shares for Rs. 22 crore by February, 2008. The same will be accounted as investments on conclusion of the agreement along with the transfer of title in the shares. Upon conclusion Infosys holding in Infosys BPO would be 99.98%

#### Conversion of Cumulative preference shares in Infosys BPO Ltd.

Infosys BPO had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation ("CIFC") for an aggregate consideration of Rs. 94 crore as per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-. On June 30, 2005 CIFC exercised its rights under the shareholder's agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Infosys BPO increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. On June 30, 2006, the Company completed the acquisition of the entire holdings (87,50,000 shares amounting to 23% of the equity on a fully diluted basis) of CIFC in Infosys BPO for a consideration amounting to Rs. 530 crore (US $115.13 million). The net consideration of Rs. 309 crore, after withholding taxes of Rs. 221 crore was remitted to CIFC on the same date.

#### Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The amount of provision made on trade investments during the year ended March 31, 2007 and 2006 amounted to Rs. 2 crore and Rs Nil respectively.

The company provided Rs. 1 crore and Rs. Nil during the year ended on March 31, 2007 and 2006 on revision of the carrying amount of non-trade current investments to fair value.

### 22.2.17. Segment reporting

The Group's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the

telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and directly charged against total income.

Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosures relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the East and the West), Ireland and the United Kingdom; and the rest of the world comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

## Industry segments

Year ended March 31, 2007 and *2006*:

*in Rs. crore*

| | Financial services | Manufacturing | Telecom | Retail | Others | Total |
|---|---|---|---|---|---|---|
| Revenues | 4,951 | 1,805 | 2,409 | 1,386 | 2,598 | 13,149 |
| | *3,197* | *1,297* | *1,414* | *956* | *2,164* | *9,028* |
| Identifiable operating expenses | 2,139 | 767 | 1,016 | 588 | 1,111 | 5,621 |
| | *1,380* | *578* | *573* | *393* | *915* | *3,839* |
| Allocated expenses | 1,244 | 454 | 605 | 348 | 652 | 3,303 |
| | *781* | *315* | *343* | *233* | *528* | *2,200* |
| Segmental operating income | 1,568 | 584 | 788 | 450 | 835 | 4,225 |
| | *1,036* | *404* | *498* | *330* | *721* | *2,989* |
| Unallocable expenses | | | | | | 469 |
| | | | | | | *409* |
| Operating income | | | | | | 3,756 |
| | | | | | | *2,580* |
| Other income (expense), net | | | | | | 373 |
| | | | | | | *144* |
| Net profit before taxes and exceptional items | | | | | | 4,129 |
| | | | | | | *2,724* |
| Provision for taxation | | | | | | 352 |
| | | | | | | *303* |
| Net profit after taxes and before exceptional items | | | | | | 3,777 |
| | | | | | | *2,421* |
| Income on sale of investments (net of taxes) | | | | | | 6 |
| | | | | | | *–* |
| Net profit after tax and exceptional items | | | | | | 3,783 |
| | | | | | | *2,421* |

### Geographic segments

Year ended March 31, 2007 and *2006*:

*in Rs. crore*

| | North America | Europe | India | Rest of the world | Total |
|---|---|---|---|---|---|
| Revenues | 8,395 | 3,393 | 214 | 1,147 | 13,149 |
| | *5,921* | *2,187* | *164* | *756* | *9,028* |
| Identifiable operating expenses | 3,636 | 1,314 | 53 | 618 | 5,621 |
| | *2,525* | *856* | *72* | *386* | *3,839* |
| Allocated expenses | 2,110 | 853 | 53 | 287 | 3,303 |
| | *1,443* | *534* | *39* | *184* | *2,200* |
| Segmental operating income | 2,649 | 1,226 | 108 | 242 | 4,225 |
| | *1,953* | *797* | *53* | *186* | *2,989* |
| Unallocable expenses | | | | | 469 |
| | | | | | *409* |
| Operating income | | | | | 3,756 |
| | | | | | *2,580* |
| Other income (expense), net | | | | | 373 |
| | | | | | *144* |
| Net profit before taxes and exceptional items | | | | | 4,129 |
| | | | | | *2,724* |
| Provision for taxation | | | | | 352 |
| | | | | | *303* |
| Net profit after taxes and before exceptional items | | | | | 3,777 |
| | | | | | *2,421* |
| Income on sale of investments (net of taxes) | | | | | 6 |
| | | | | | *–* |
| Net profit after taxes and exceptional items | | | | | 3,783 |
| | | | | | *2,421* |

### 22.2.18. Provision for doubtful debts

Periodically, the Company evaluates all customer dues pending for collection. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The Company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2007, the Company has provided for doubtful debts of Rs. 7 crore (Rs. 2 crore as at March 31, 2006) on dues from certain customers, although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The Company pursues the recovery of the dues, in part or full.

### 22.2.19. Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the Company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:

*in Rs. crore*

| Particulars | Number of shares to which the dividends relate* | Year ended March 31, | |
|---|---|---|---|
| | | 2007 | 2006 |
| Final dividend for fiscal 2005 | 7,55,32,654 | – | 25 |
| Final dividend for fiscal 2006 | 7,70,94,270 | 33 | – |
| Silver jubilee special dividend | 7,70,94,270 | 116 | – |
| Interim dividend for fiscal 2006 | 7,61,02,422 | – | 25 |
| Interim dividend for fiscal 2007 | 7,76,06,280 | 39 | – |

**Adjusted for bonus issue*

### 22.2.20. Reconciliation of basic and diluted shares used in computing earnings per share

At the annual general meeting held on June 10, 2006, the shareholders approved a 1:1 bonus issue (stock dividend) for all shareholders including the ADR holders, i.e. one additional equity share for every one existing share held by the members by capitalizing a part of the general reserves. The record date for the bonus issue was July 14, 2006 and shares were allotted on July 15, 2006. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Number of shares considered as basic weighted average shares outstanding | 55,68,52,339 | 54,59,89,022 |
| *Add:* Effect of dilutive issues of shares / stock options | 1,24,90,355 | 1,56,67,598 |
| Number of shares considered as weighted average shares and potential shares outstanding | 56,93,42,694 | 56,16,56,620 |

## 22.2.21. Intellectual Property Rights

Infosys was liable to pay Aeronautical Development Agency (ADA) a maximum amount of Rs. 19 crore (US $4.4 million) by June 12, 2012, through a revenue sharing arrangement towards acquisition of Intellectual Property Rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the year, Infosys foreclosed the arrangement by paying the net present value of the future revenue share amounting to Rs. 13 crore (US $3 million). The remainder of the liability in books amounts to Rs. 6 crore (US $1.4 million) and has been written back and disclosed in *Other Income*.

## 22.2.22. Exceptional item

During the year ended March 31, 2005, the Company sold its entire investment in Yantra Corporation, U.S.A. (Yantra) for a total consideration of US $12.57 million. An amount of Rs. 49 crore representing 90% of the consideration was received by the Company and the balance amount was deposited in Escrow to indemnify any contractual contingencies.

During the year ended March 31, 2007, the Company received the balance amount of Rs. 5 crore on fulfillment of the Escrow obligations. Since the carrying value of the investment is nil, the entire proceeds of Rs. 5 crore (net of taxes, as applicable) has been recognized in the profit and loss account as an exceptional items.

During the year ended March 31, 2007, the Company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalization. The remainder of investment was written off against provision made earlier.

## 22.2.23. Gratuity plan

Effective April 1, 2006, the Company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the Company amounted to Rs. 9 crore. As required by the standard, the obligation has been recorded with the transfer of Rs. 9 crore to general reserves.

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

*in Rs. crore*

| Particulars | As at March 31, 2007 |
|---|---|
| Obligations at period beginning | 180 |
| Service cost | 44 |
| Interest cost | 14 |
| Actuarial (gain) / loss | (17) |
| Benefits paid | – |
| Obligations at period end | 221 |
| Defined benefit obligation liability as at the balance sheet is wholly funded by the Company | |
| Change in plan assets | |
| Plans assets at period beginning, at fair value | 167 |
| Expected return on plan assets | 16 |
| Actuarial gain / (loss) | 3 |
| Contributions | 52 |
| Benefits paid | (17) |
| Plans assets at period end, at fair value | 221 |
| Reconciliation of present value of the obligation and the fair value of the plan assets: | |
| Fair value of plan assets at the end of the year | 221 |
| Present value of the defined benefit obligations at the end of the period | 221 |

| Particulars | As at March 31, 2007 |
|---|---|
| Asset recognized in the balance sheet | – |
| Gratuity cost for the period | |
| Service cost | 44 |
| Interest cost | 14 |
| Expected return on plan assets | (16) |
| Actuarial (gain) / loss | (3) |
| Net gratuity cost | 39 |
| Investment details of plan assets | |
| 100% of the plan assets are invested in debt instruments | |
| Actual return on plan assets: | 19 |
| Assumptions | |
| Interest rate | 7.99% |
| Estimated rate of return on plan assets | 7.99% |

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

## 22.2.24. Cash flow statement

### 22.2.24.a

The balance of cash and cash equivalents includes Rs. 2 crore as at March 31, 2007 (Rs. 3 crore as at March 31, 2006) set aside for payment of dividends.

### 22.2.24.b Restricted cash

Deposits with financial institutions and body corporate as at March 31, 2007 include an amount of Rs. 132 crore (Rs. 80 crore as at March 31, 2006) deposited with Life Insurance Corporation of India to settle employee benefit / leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered as "cash and cash equivalents."

## 22.3. Details of rounded off amounts

The financial statements are represented in Rupees crore as per the approval received from the Department of Company Affairs ("DCA") earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rupees crore are given below:

### Balance sheet items

in Rs. crore

| Schedule | Description | As at March 31, | |
|---|---|---|---|
| | | 2007 | 2006 |
| 3 | Fixed assets | | |
| | Deductions / retirements | | |
| | Land – free-hold | – | 0.01 |
| | Buildings | – | 0.80 |
| | Plant and machinery | 0.34 | – |
| | Furniture and fixtures | 0.15 | – |
| | Depreciation & amortization | | |
| | For the period | | |
| | Vehicles | 1.00 | 0.19 |
| | Deductions / retirements | | |
| 8 | Unsecured, considered doubtful | | |
| | Loans and advances to employees | 1.02 | 0.44 |
| | Provision for doubtful loans and advances to employees | 1.02 | 0.44 |
| 22.2.6. | Computers on operating lease to Infosys BPO | | |
| | – Net book value | 0.08 | 0.17 |
| 22.2.13. | Interest accrued but not due – Deposits with financial institutions | 0.02 | – |
| | Balances with non-scheduled banks | | |
| | – ABN AMRO Bank, Copenhagen, Denmark | 0.04 | – |
| | – Bank of China, Beijing, China | – | 0.02 |
| | – Citibank NA, Singapore | 0.03 | 0.19 |
| | – Citibank NA, Thailand | 0.16 | – |
| | – Citibank NA, Tokyo, Japan | – | 1.19 |
| | – Citibank NA, Sharjah, U.A.E. | – | 0.04 |
| | – Deutsche Bank, Zurich, Switzerland | 0.21 | 6.34 |
| | – Nordbanken, Stockholm, Sweden | 0.05 | 0.09 |
| | – Svenska Handels Bank, Stockholm, Sweden | 0.01 | 0.51 |
| | – UFJ Bank, Tokyo, Japan | 0.06 | 0.09 |
| 22.2.14. | Loans & advances | | |
| | Interest accrued but not due – Deposits with financial institutions | 14.00 | 0.10 |
| 22.2.16. | Long-term investments | | |
| | OnMobile (Common stock) | 0.19 | 0.19 |
| | OnMobile (Series A voting) | 0.19 | 0.19 |

## Profit and loss items

*in Rs. crore*

| Schedule | Description | For the year ended March 31, | |
|---|---|---|---|
| | | 2007 | 2006 |
| 12 | Selling and marketing expenses | | |
| | Consumables | 0.31 | 0.25 |
| | Software packages for own use | 0.50 | 0.20 |
| | Communication expenses | 0.75 | 0.58 |
| | Office maintenance | 0.26 | 0.37 |
| | Computer maintenance | 0.09 | 0.01 |
| | Insurance charges | – | 0.02 |
| | Other miscellaneous expenses | – | 0.66 |
| 13 | General and administration expenses | | |
| | Provision for doubtful loans and advances | 0.56 | 0.42 |
| | Overseas group health insurance | (0.11) | – |
| | Auditors' remuneration | | |
| | Statutory audit fees | 0.46 | 0.43 |
| | Others | 0.04 | 0.03 |
| | Out-of-pocket expenses | 0.03 | 0.03 |
| | Provision for investments | 2.02 | (0.30) |
| 22.2.1. | Aggregate expenses | | |
| | Provision for doubtful loans and advances | 0.56 | 0.42 |
| | Auditor's remuneration | | |
| | Statutory audit fees | 0.48 | 0.43 |
| | Others | 0.04 | 0.03 |
| | Out-of-pocket expenses | 0.03 | 0.03 |
| 22.2.8. | Transactions with key management personnel | | |
| | aggregate managerial remuneration under Section 198 of the Companies Act, 1956, to the directors (including managing director) whole-time directors: Contributions to provident and other funds | 0.30 | 0.33 |
| | Non-whole-time directors: Sitting fees | – | 0.05 |
| | Non-whole-time directors: Reimbursement of expenses | 0.50 | 0.37 |
| | Computation of net profit in accordance with Section 349 of the Companies Act, 1956 and computation of commission payable to non whole-time directors | | |
| | Directors' sitting fees | – | 0.05 |
| | Provision for doubtful loans and advances | 0.56 | 0.42 |
| | Provision for investments | 2.02 | (0.30) |
| 22.2.9. | Research and development expenditure | | |
| | Capital expenditure | 0.01 | 0.16 |
| 22.2.13. | Maximum balance with non-scheduled banks | | |
| | ABN AMRO Bank, Copenhagen, Denmark | 0.11 | – |
| | Bank of China, Beijing, China | 0.02 | 0.08 |
| | Citibank NA, Hong Kong | – | 0.47 |
| | Citibank NA, Singapore | 0.19 | 0.37 |
| | Citibank NA, Thailand | 0.16 | – |
| | Citibank NA, Sharjah, UAE | 0.18 | 0.16 |
| | Nordbanken, Stockholm, Sweden | – | 0.14 |
| 22.2.15. | Profit / (Loss) on disposal of fixed assets | | |
| | Profit on disposal of fixed assets, included in miscellaneous income | 0.17 | 0.58 |
| | Loss on disposal of fixed assets, included in miscellaneous expenses | (0.05) | (0.45) |
| | Profit / (Loss) on disposal of fixed assets, net | 0.12 | 0.13 |
| | Profit and loss appropriation | | |
| | Dividend Tax | 0.60 | – |
| | Advance to gratuity trust | 0.01 | – |

## Cash flow statement items

*in Rs. crore*

| Schedule | Description | For the year ended March 31, | |
|---|---|---|---|
| | | 2007 | 2006 |
| Cash flow statement | Profit / (Loss) on sale of fixed assets | 0.12 | 0.13 |
| | Provision for investments | 2.02 | (0.30) |
| | Proceeds on sale of fixed assets | 0.40 | – |

## Transactions with key management personnel

The key management personnel comprise our directors and statutory officers.

Particulars of remuneration and other benefits paid to the key management personnel during the year ended March 31, 2007 and 2006:

*in Rs. crore*

| Name | Salary | Contributions to provident and other funds | Perquisites and incentives | Total remuneration |
|---|---|---|---|---|
| *Chairman and Chief Mentor* | | | | |
| N. R. Narayana Murthy* | 0.05 | 0.02 | 0.21 | 0.28 |
| | *0.13* | *0.03* | *0.26* | *0.42* |
| *Chief Executive Officer and Managing Director* | | | | |
| Nandan M. Nilekani | 0.14 | 0.04 | 0.33 | 0.51 |
| | *0.13* | *0.03* | *0.25* | *0.41* |
| *President, Chief Operating Officer and Joint Managing Director* | | | | |
| S. Gopalakrishnan | 0.14 | 0.04 | 0.34 | 0.52 |
| | *0.13* | *0.03* | *0.26* | *0.42* |
| Whole-time Directors | | | | |
| K. Dinesh | 0.14 | 0.04 | 0.33 | 0.51 |
| | *0.13* | *0.03* | *0.25* | *0.41* |
| S. D. Shibulal | | | | |
| | 0.13 | 0.04 | 0.29 | 0.46 |
| | *0.70* | *0.01* | *0.31* | *1.02* |
| T. V. Mohandas Pai | | | | |
| | 0.24 | 0.08 | 0.60 | 0.92 |
| | *0.19* | *0.04* | *0.53* | *0.76* |
| Srinath Batni | | | | |
| | 0.21 | 0.06 | 0.51 | 0.78 |
| | *0.17* | *0.04* | *0.47* | *0.68* |
| *Chief Financial Officer* | | | | |
| V. Balakrishnan | 0.17 | 0.05 | 0.56 | 0.78 |
| | *0.13* | *0.03* | *0.38* | *0.54* |

*Whole-time director till August 20, 2006*

| Name | Commission | Sitting fees | Reimbursement of expenses | Total remuneration |
|---|---|---|---|---|
| Non-whole-time directors | | | | |
| Deepak M. Satwalekar | 0.22 | – | 0.01 | 0.23 |
| | *0.21* | – | – | *0.21* |
| Prof. Marti G. Subrahmanyam | 0.20 | – | 0.12 | 0.32 |
| | *0.18* | – | *0.12* | *0.30* |
| Philip Yeo | – | – | – | – |
| | *0.03* | – | – | *0.03* |
| David L. Boyles | 0.20 | – | 0.01 | 0.21 |
| | *0.12* | – | – | *0.12* |
| Dr. Omkar Goswami | 0.20 | – | 0.01 | 0.21 |
| | *0.18* | – | *0.01* | *0.19* |
| Sen. Larry Pressler | 0.04 | – | 0.03 | 0.07 |
| | *0.17* | – | – | *0.17* |
| Rama Bijapurkar | 0.20 | – | 0.02 | 0.22 |
| | *0.17* | – | – | *0.17* |
| Claude Smadja | 0.20 | – | 0.21 | 0.41 |
| | *0.16* | – | *0.11* | *0.27* |
| Sridar A. Iyengar | 0.20 | – | 0.14 | 0.34 |
| | *0.18* | – | *0.11* | *0.29* |
| Jeffrey S. Lehman | 0.19 | – | – | 0.19 |
| | – | – | – | – |
| N. R. Narayana Murthy* | 0.13 | – | – | 0.13 |
| | – | – | – | – |

*Appointed as Additional Director effective August 21, 2006*

# Balance sheet abstract and company's general business profile

Registration details: Registration No.: 13115 State Code 08

| | |
|---|---|
| Balance sheet date | March 31, 2007 |
| | *in Rs. thousand, except per share data* |
| Capital raised during the year | |
| Public issue | – |
| Rights issue | – |
| Bonus issue (by way of capitalization of reserves) | 138,42,16 |
| Private placement | – |
| Preferential offer of shares under Employee Stock Option Plan scheme* | 1,216,08,76 |
| Position of mobilization and deployment of funds | |
| Total liabilities | 11,160,91,51 |
| Total assets | 11,160,91,51 |
| Sources of funds | |
| Paid-up capital | 285,60,51 |
| Reserves and surplus | 10,875,31,01 |
| Secured loans | – |
| Unsecured loans | – |
| Application of funds | |
| Net fixed assets | 3,106,82,98 |
| Investments | 839,13,88 |
| Net current assets | 7,135,87,66 |
| Deferred tax assets | 79,07,00 |
| Miscellaneous expenditure | – |
| Accumulated losses | – |
| Performance of the company | |
| Income from software services and products | 13,148,76,71 |
| Other income | 375,16,05 |
| Total income | 13,523,92,76 |
| Total expenditure | 9,395,39,11 |
| Profit / loss before tax and exceptional items | 4,128,53,64 |
| Profit / loss after tax and before exceptional items | 3,776,33,64 |
| Earnings per share from ordinary activities before exceptional items (Basic) (Rs.) | 67.82 |
| Earnings per share from ordinary activities before exceptional items (Diluted) (Rs.) | 66.33 |
| Dividend rate (%) (Equity share of par value Rs. 5/- each) | 230% |
| Generic names of principal products / services of the Company | |
| Item code No. (ITC code) | 85 24 90 09 |
| Product description | Computer software |
| *Issue of shares arising on the exercise of options granted to employees under the Company's | |
| 1998 ADS Plan (No. of shares) | 22,00,938 |
| 1999 Plan (No. of shares) | 1,66,10,768 |

N. R. Narayana Murthy
*Chairman and Chief Mentor*

Nandan M. Nilekani
*Chief Executive Officer and Managing Director*

S. Gopalakrishnan
*President, Chief Operating Officer and Joint Managing Director*

Deepak M. Satwalekar
*Director*

Marti G. Subrahmanyam
*Director*

Omkar Goswami
*Director*

Claude Smadja
*Director*

Sridar A. Iyengar
*Director*

David L. Boyles
*Director*

Jeffrey S. Lehman
*Director*

S. D. Shibulal
*Director*

K. Dinesh
*Director*

Bangalore
April 13, 2007

T. V. Mohandas Pai
*Director*

Srinath Batni
*Director*

V. Balakrishnan
*Chief Financial Officer*

Parvatheesam K.
*Company Secretary*

# Auditors' report

To the Board of Directors of Infosys Technologies Limited and its subsidiaries

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited ('the Company') and its subsidiaries (collectively called 'the Infosys Group') as at March 31, 2007, the consolidated Profit and Loss Account and the consolidated Cash Flow Statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated Balance Sheet, of the state of affairs of the Infosys Group as at March 31, 2007;

(b) in the case of the consolidated Profit and Loss Account, of the profit of the Infosys Group for the year ended on that date; and

(c) in the case of the consolidated Cash Flow Statement, of the cash flows of the Infosys Group for the year ended on that date.

for BSR & Co.
*Chartered Accountants*

Natrajan Ramkrishna
*Partner*
Membership No: 32815

Bangalore
April 13, 2007

# Consolidated balance sheet

As at March 31,

*in Rs. crore*

| | Schedule | 2007 | 2006 |
|---|---|---|---|
| SOURCES OF FUNDS | | | |
| SHAREHOLDERS' FUNDS | | | |
| Share capital | 1 | 286 | 138 |
| Reserves and surplus | 2 | 10,969 | 6,828 |
| | | 11,255 | 6,966 |
| MINORITY INTEREST | | 4 | 68 |
| | | 11,259 | 7,034 |
| APPLICATION OF FUNDS | | | |
| FIXED ASSETS | 3 | | |
| Original cost | | 4,642 | 2,983 |
| *Less:* Accumulated depreciation and amortization | | 1,836 | 1,328 |
| Net book value | | 2,806 | 1,655 |
| *Add:* Capital work-in-progress | | 965 | 571 |
| | | 3,771 | 2,226 |
| INVESTMENTS | 4 | 25 | 755 |
| DEFERRED TAX ASSETS | 5 | 92 | 65 |
| CURRENT ASSETS, LOANS AND ADVANCES | | | |
| Sundry debtors | 6 | 2,436 | 1,608 |
| Cash and bank balances | 7 | 5,871 | 3,429 |
| Loans and advances | 8 | 1,214 | 1,297 |
| | | 9,521 | 6,334 |
| *LESS:* CURRENT LIABILITIES AND PROVISIONS | | | |
| Current liabilities | 9 | 1,469 | 934 |
| Provisions | 10 | 681 | 1,412 |
| NET CURRENT ASSETS | | 7,371 | 3,988 |
| | | 11,259 | 7,034 |
| SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS | 22 | | |

*The schedules referred to above are an integral part of the consolidated balance sheet.*
*As per our report attached.*

for BSR & Co.
*Chartered Accountants*

Natrajan Ramkrishna
*Partner*
Membership No. 32815

N. R. Narayana Murthy
*Chairman and Chief Mentor*

Nandan M. Nilekani
*Chief Executive Officer and Managing Director*

S. Gopalakrishnan
*President, Chief Operating Officer and Joint Managing Director*

Deepak M. Satwalekar
*Director*

Marti G. Subrahmanyam
*Director*

Omkar Goswami
*Director*

Claude Smadja
*Director*

Sridar A. Iyengar
*Director*

David L. Boyles
*Director*

Jeffrey S. Lehman
*Director*

S. D. Shibulal
*Director*

K. Dinesh
*Director*

Bangalore
April 13, 2007

T. V. Mohandas Pai
*Director*

Srinath Batni
*Director*

V. Balakrishnan
*Chief Financial Officer*

Parvatheesam K.
*Company Secretary*

# Consolidated profit and loss account

For the year ended March 31,

*in Rs. crore, except per share data*

| | Schedule | 2007 | 2006 |
|---|---|---|---|
| Income from software services, products and business process management | | 13,893 | 9,521 |
| Software development and business process management expenses | 11 | 7,458 | 5,066 |
| GROSS PROFIT | | 6,435 | 4,455 |
| Selling and marketing expenses | 12 | 929 | 600 |
| General and administration expenses | 13 | 1,115 | 764 |
| | | 2,044 | 1,364 |
| OPERATING PROFIT before interest, depreciation and minority interest | | 4,391 | 3,091 |
| Interest | | – | – |
| Depreciation | | 514 | 437 |
| OPERATING PROFIT before tax, minority interest and exceptional items | | 3,877 | 2,654 |
| Other income, net | 14 | 372 | 139 |
| Provision for investments | | 2 | 1 |
| NET PROFIT before tax, minority interest and exceptional items | | 4,247 | 2,792 |
| Provision for taxation (refer to *Note 22.2.8*) | 15 | 386 | 313 |
| NET PROFIT after tax and before minority interest and exceptional items | | 3,861 | 2,479 |
| Income from sale of investments, net of taxes (refer to *Note 22.2.20*) | | 6 | – |
| NET PROFIT after tax, exceptional items and before minority interest | | 3,867 | 2,479 |
| Minority interest | | 11 | 21 |
| NET PROFIT after tax, exceptional items and minority interest | | 3,856 | 2,458 |
| Balance brought forward | | 2,219 | 1,415 |
| *Less:* Residual dividend paid | | 4 | – |
| Additional dividend tax | | 1 | – |
| | | 2,214 | 1,415 |
| AMOUNT AVAILABLE FOR APPROPRIATION | | 6,070 | 3,873 |
| Dividend | | | |
| Interim | | 278 | 177 |
| Final | | 371 | 234 |
| Silver jubilee special dividend | | – | 827 |
| Total dividend | | 649 | 1,238 |
| Dividend tax | | 102 | 174 |
| Amount transferred to general reserve | | 378 | 242 |
| Balance in profit and loss account | | 4,941 | 2,219 |
| | | 6,070 | 3,873 |
| EARNINGS PER SHARE* | | | |
| Equity shares of par value Rs. 5/- each | | | |
| Before exceptional items | | | |
| Basic | | 69.11 | 45.03 |
| Diluted | | 67.59 | 43.78 |
| After exceptional items | | | |
| Basic | | 69.22 | 45.03 |
| Diluted | | 67.70 | 43.78 |
| Number of shares used in computing earnings per share | | | |
| Basic | | 55,68,52,339 | 54,59,89,022 |
| Diluted | | 56,93,42,694 | 56,16,56,620 |
| SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS | 22 | | |

**Refer to Note 22.2.18*

*The schedules referred to above form an integral part of the consolidated profit and loss account.*

*As per our report attached.*

for BSR & Co.
*Chartered Accountants*

Natrajan Ramkrishna
*Partner*
Membership No. 32815

N. R. Narayana Murthy — *Chairman and Chief Mentor*
Nandan M. Nilekani — *Chief Executive Officer and Managing Director*
S. Gopalakrishnan — *President, Chief Operating Officer and Joint Managing Director*
Deepak M. Satwalekar — *Director*

Marti G. Subrahmanyam — *Director*
Omkar Goswami — *Director*
Claude Smadja — *Director*
Sridar A. Iyengar — *Director*

David L. Boyles — *Director*
Jeffrey S. Lehman — *Director*
S. D. Shibulal — *Director*
K. Dinesh — *Director*

Bangalore
April 13, 2007

T. V. Mohandas Pai — *Director*
Srinath Batni — *Director*
V. Balakrishnan — *Chief Financial Officer*
Parvatheesam K. — *Company Secretary*

# Consolidated cash flow statement

For the year ended March 31,

*in Rs. crore*

| | Schedule | 2007 | 2006 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | | |
| Net profit before tax, minority interest and exceptional items | | 4,247 | 2,792 |
| Adjustments to reconcile net profit before tax to cash provided by operating activities | | | |
| (Profit) / Loss on sale of fixed assets | | – | – |
| Depreciation | | 514 | 437 |
| Interest and dividend income | | (315) | (211) |
| Profit on sale of liquid mutual funds | | (11) | – |
| Provisions for investments | | 2 | 1 |
| Effect of exchange differences on translation of foreign currency cash and cash equivalents | | 7 | (9) |
| Changes in current assets and liabilities | | | |
| Sundry debtors | | (828) | (286) |
| Loans and advances | 16 | (190) | (96) |
| Current liabilities and provisions | 17 | 530 | 262 |
| Income taxes paid | 18 | (446) | (480) |
| NET CASH GENERATED BY OPERATING ACTIVITIES | | 3,510 | 2,410 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | | |
| Purchases of fixed assets and change in capital work-in-progress | 19 | (1,510) | (1,090) |
| Proceeds on disposal of fixed assets | | – | 1 |
| Payment for intellectual property rights (refer to *Note 22.2.19*) | | 14 | – |
| Investments in securities | 20 | 740 | 455 |
| Acquisition of minority interest in subsidiary | | (660) | – |
| Interest and dividend income | | 315 | 211 |
| Cash flow from investing activities before exceptional items | | (1,101) | (423) |
| Proceeds on sale of long term investments (net of taxes) | | 6 | – |
| NET CASH USED IN INVESTING ACTIVITIES | | (1,095) | (423) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | |
| Proceeds from issuance of share capital on exercise of stock options | | 1,216 | 574 |
| Dividends paid during the period, including dividend tax | | (1,532) | (403) |
| NET CASH USED IN FINANCING ACTIVITIES | | (316) | 171 |
| Effect of exchange differences on translation of foreign currency cash and cash equivalents | | (7) | 9 |
| NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS | | 2,092 | 2,167 |
| CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD | | 3,956 | 1,789 |
| CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD | 21 | 6,048 | 3,956 |
| SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS | 22 | | |

*The schedules referred to above are an integral part of the consolidated cash flow statement.*
*As per our report attached.*

for BSR & Co.
*Chartered Accountants*

Natrajan Ramkrishna
*Partner*
Membership No. 32815

N. R. Narayana Murthy
*Chairman and Chief Mentor*

Nandan M. Nilekani
*Chief Executive Officer and Managing Director*

S. Gopalakrishnan
*President, Chief Operating Officer and Joint Managing Director*

Deepak M. Satwalekar
*Director*

Marti G. Subrahmanyam
*Director*

Omkar Goswami
*Director*

Claude Smadja
*Director*

Sridar A. Iyengar
*Director*

David L. Boyles
*Director*

Jeffrey S. Lehman
*Director*

S. D. Shibulal
*Director*

K. Dinesh
*Director*

Bangalore
April 13, 2007

T. V. Mohandas Pai
*Director*

Srinath Batni
*Director*

V. Balakrishnan
*Chief Financial Officer*

Parvatheesam K.
*Company Secretary*

# Schedules to the consolidated balance sheet

*in Rs. crore, except per share data*

| | | March 31, 2007 | March 31, 2006 |
|---|---|---|---|
| 1 | SHARE CAPITAL | | |
| | Authorized | | |
| | Equity shares, Rs. 5/- par value | | |
| | 60,00,00,000 (30,00,00,000) equity shares | 300 | 150 |
| | Issued, subscribed and paid up | | |
| | Equity shares, Rs. 5/- par value* | 286 | 138 |
| | 57,12,09,862 (27,55,54,980) equity shares fully paid up | | |
| | [Of the above, 53,53,35,478 (25,84,92,302) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve] | | |
| | | 286 | 138 |
| | Forfeited shares amounted to Rs. 1,500/- (Rs 1,500/-) | | |
| | *For details of options in respect of equity shares, refer to Note 22.2.7* | | |
| | *For details of basic and diluted shares refer to Note 22.2.18* | | |
| 2 | RESERVES AND SURPLUS | | |
| | Capital reserve | 5 | 5 |
| | Capital reserve on consolidation | – | 49 |
| | Share premium account – As at April 1, | 1,543 | 900 |
| | *Add:* Receipts on exercise of employee stock options | 1,206 | 571 |
| | Income tax benefit arising from exercise of stock options | 19 | 72 |
| | | 2,768 | 1,543 |
| | General reserve – As at April 1, | 3,012 | 2,770 |
| | *Less:* Capitalized on issue of bonus shares | 138 | – |
| | *Less:* Gratuity transitional liability (refer to *Note 22.2.21*) | 9 | – |
| | *Add:* Transfer from the profit and loss account | 378 | 242 |
| | *Add:* Fair value of employee options issued in exchange of Infosys BPO options (refer to *Note 22.2.12*) | 12 | – |
| | | 3,255 | 3,012 |
| | Balance in profit and loss account | 4,941 | 2,219 |
| | | 10,969 | 6,828 |

3 FIXED ASSETS

*in Rs. crore, except as otherwise stated*

| Particulars | Original cost | | | | Depreciation and amortization | | | | Net book value | |
|---|---|---|---|---|---|---|---|---|---|---|
| | As at April 1, 2006 | Additions during the period | Deletions / Retirement during the period | As at March 31, 2007 | As at April 1, 2006 | For the period | Deletions / Retirement during the period | As at March 31, 2007 | As at March 31, 2007 | As at March 31, 2006 |
| Goodwill | 41 | 548 | – | 589 | – | – | – | – | 589 | 41 |
| Land: Free-hold | 34 | 42 | – | 76 | – | – | – | – | 76 | 34 |
| Leasehold | 104 | 33 | 41 | 96 | – | – | – | – | 96 | 104 |
| Buildings | 1,022 | 449 | – | 1,471 | 180 | 87 | – | 267 | 1,204 | 842 |
| Plant and machinery | 569 | 218 | – | 787 | 309 | 114 | – | 423 | 364 | 260 |
| Computer equipment | 757 | 276 | 5 | 1,028 | 552 | 227 | 5 | 774 | 254 | 205 |
| Furniture and fixtures | 443 | 130 | – | 573 | 283 | 79 | – | 362 | 211 | 160 |
| Leasehold improvements | 11 | 10 | 1 | 20 | 4 | 7 | 1 | 10 | 10 | 7 |
| Vehicles | 2 | – | – | 2 | – | – | – | – | 2 | 2 |
| | 2,983 | 1,706 | 47 | 4,642 | 1,328 | 514 | 6 | 1,836 | 2,806 | 1,655 |
| Previous year | 2,287 | 841 | 145 | 2,983 | 1,031 | 437 | 140 | 1,328 | 1,655 | |

*Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.*

# Schedules to the consolidated balance sheet

*in Rs. crore*

| | | March 31, 2007 | March 31, 2006 |
|---|---|---|---|
| 4 | INVESTMENTS | | |
| | Trade (unquoted) – at cost | | |
| | Long-term investments | 12 | 17 |
| | *Less*: Provision made for investments | 12 | 15 |
| | | – | 2 |
| | Non-trade (unquoted), current investments, at the lower of cost and fair value | | |
| | Liquid mutual funds | 25 | 753 |
| | | 25 | 755 |
| | Aggregate amount of unquoted investments | 25 | 755 |
| 5 | DEFERRED TAX ASSETS | | |
| | Fixed assets | 74 | 57 |
| | Sundry debtors | 3 | 2 |
| | Leave provisions and others | 15 | 6 |
| | | 92 | 65 |
| 6 | SUNDRY DEBTORS | | |
| | Debts outstanding for a period exceeding six months | | |
| | Unsecured | | |
| | considered good | – | – |
| | considered doubtful | 16 | 8 |
| | Other debts | | |
| | Unsecured | | |
| | considered good* | 2,436 | 1,608 |
| | considered doubtful | 7 | 2 |
| | | 2,459 | 1,618 |
| | *Less*: Provision for doubtful debts | 23 | 10 |
| | | 2,436 | 1,608 |
| | **Includes dues from companies where directors are interested.* | 7 | 2 |
| 7 | CASH AND BANK BALANCES | | |
| | Cash on hand | – | – |
| | Balances with scheduled banks | | |
| | In current accounts* | 481 | 224 |
| | In deposit accounts in Indian Rupees | 4,989 | 2,800 |
| | Balances with non-scheduled banks | | |
| | In deposit accounts in foreign currency | – | – |
| | In current accounts in foreign currency | 401 | 405 |
| | | 5,871 | 3,429 |
| | **Includes balance in unclaimed dividend account.* | 2 | 3 |

# Schedules to the consolidated balance sheet

*in Rs. crore*

| | | March 31, 2007 | March 31, 2006 |
|---|---|---|---|
| 8 | LOANS AND ADVANCES | | |
| | Unsecured, considered good | | |
| | Advances | – | 1 |
| | Prepaid expenses | 34 | 32 |
| | For supply of goods and rendering of services | 3 | 10 |
| | Advance to gratuity trust | – | – |
| | Others | 20 | 14 |
| | | 57 | 57 |
| | Unbilled revenues | 320 | 211 |
| | Advance income tax | 353 | 267 |
| | Loans and advances to employees | | |
| | Housing and other loans | 42 | 49 |
| | Salary advances | 76 | 63 |
| | Electricity and other deposits | 21 | 16 |
| | Rental deposits | 15 | 16 |
| | Deposits with financial institution and body corporate (refer *Note 22.2.9*) | 309 | 607 |
| | Deposits with government authorities | – | – |
| | Mark-to-market forward contract and option-asset | 15 | – |
| | Other assets | 6 | 11 |
| | | 1,214 | 1,297 |
| | Unsecured, considered doubtful | | |
| | Loans and advances to employees | 1 | 1 |
| | | 1,215 | 1,298 |
| | *Less:* Provision for doubtful loans and advances to employees | 1 | 1 |
| | | 1,214 | 1,297 |
| 9 | CURRENT LIABILITIES | | |
| | Sundry creditors | | |
| | Capital goods | – | – |
| | Goods and services | 25 | 12 |
| | Accrued salaries and benefits | | |
| | Salaries | 39 | 9 |
| | Bonus and incentives | 264 | 260 |
| | Unavailed leave | 149 | 101 |
| | for other liabilities | | |
| | Accrual for expenses | 456 | 218 |
| | Retention monies | 24 | 13 |
| | Withholding and other taxes payable | 181 | 89 |
| | For purchase of intellectual property rights | – | 20 |
| | Others | 12 | 3 |
| | | 1,150 | 725 |
| | Advances received from clients | 4 | 7 |
| | Unearned revenue | 311 | 194 |
| | Unclaimed dividend | 2 | 3 |
| | Due to option holders of Infosys BPO | 2 | – |
| | Mark-to-market on options / due on forward contracts | – | 5 |
| | | 1,469 | 934 |
| 10 | PROVISIONS | | |
| | Proposed dividend | 371 | 1,061 |
| | Provision for | | |
| | Tax on dividend | 63 | 149 |
| | Income taxes* | 224 | 190 |
| | Post-sales client support and warranties | 23 | 12 |
| | | 681 | 1,412 |

**Refer to Note 22.2.8*

## Schedules to consolidated profit and loss account

*in Rs. crore*

| | March 31, 2007 | March 31, 2006 |
|---|---|---|
| 11 SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES | | |
| Salaries and bonus including overseas staff expenses | 6,071 | 4,129 |
| Contribution to provident and other funds | 154 | 92 |
| Staff welfare | 46 | 33 |
| Overseas travel expenses | 461 | 345 |
| Traveling and conveyance | – | 19 |
| Technical sub-contractors | 280 | 163 |
| Software packages | | |
| for own use | 203 | 139 |
| for service delivery to clients | 25 | 30 |
| Communication expenses | 69 | 62 |
| Rent | 34 | 25 |
| Computer maintenance | 23 | 21 |
| Consumables | 24 | 16 |
| Provision for post-sales client support and warranties | 13 | (14) |
| Miscellaneous expenses | 46 | 6 |
| | 7,458 | 5,066 |
| 12 SELLING AND MARKETING EXPENSES | | |
| Salaries and bonus including overseas staff expenses | 552 | 366 |
| Contribution to provident and other funds | 3 | 1 |
| Staff welfare | 3 | 2 |
| Overseas travel expenses | 106 | 78 |
| Traveling and conveyance | 8 | 4 |
| Brand building | 70 | 48 |
| Commission and earnout charges | 101 | 31 |
| Professional charges | 24 | 27 |
| Rent | 19 | 16 |
| Marketing expenses | 26 | 12 |
| Telephone charges | 6 | 6 |
| Printing and stationery | 1 | 1 |
| Advertisements | 3 | 2 |
| Sales promotion expenses | 2 | 2 |
| Office maintenance | 1 | – |
| Communication expenses | 1 | 1 |
| Insurance charges | – | – |
| Consumables | – | – |
| Software packages | | |
| for own use | 1 | – |
| Computer maintenance | – | – |
| Rates and taxes | – | – |
| Miscellaneous expenses | 2 | 3 |
| | 929 | 600 |

# Schedules to consolidated profit and loss account

*in Rs. crore*

| | | March 31, 2007 | March 31, 2006 |
|---|---|---|---|
| 13 | GENERAL AND ADMINISTRATION EXPENSES | | |
| | Salaries and bonus including overseas staff expenses | 271 | 169 |
| | Contribution to provident and other funds | 12 | 8 |
| | Staff welfare | – | 1 |
| | Telephone charges | 118 | 85 |
| | Professional charges | 151 | 102 |
| | Power and fuel | 97 | 68 |
| | Office maintenance | 108 | 75 |
| | Traveling and conveyance | 95 | 66 |
| | Overseas travel expenses | 23 | 19 |
| | Insurance charges | 32 | 25 |
| | Printing and stationery | 16 | 12 |
| | Rates and taxes | 26 | 12 |
| | Donations | 21 | 17 |
| | Rent | 17 | 11 |
| | Advertisements | 8 | 14 |
| | Professional membership and seminar participation fees | 10 | 10 |
| | Repairs to building | 22 | 16 |
| | Repairs to plant and machinery | 15 | 11 |
| | Postage and courier | 8 | 6 |
| | Books and periodicals | 5 | 5 |
| | Recruitment and training | 7 | 7 |
| | Provision for bad and doubtful debts | 26 | 10 |
| | Provision for doubtful loans and advances | 1 | – |
| | Commission to non-whole-time directors | 2 | 1 |
| | Auditors' remuneration | | |
| | Statutory audit fees | 1 | 1 |
| | Certification charges | – | – |
| | Others | – | – |
| | Out-of-pocket expenses | – | – |
| | Bank charges and commission | 1 | 1 |
| | Freight charges | 1 | 1 |
| | Research grants | 13 | 1 |
| | Software packages | | |
| | for own use | – | 1 |
| | Transaction processing fee and filing fee | 1 | – |
| | Miscellaneous expenses | 7 | 9 |
| | | 1,115 | 764 |
| 14 | OTHER INCOME, NET | | |
| | Interest received on deposits with banks and others* | 192 | 137 |
| | Dividend received on investment in liquid mutual funds (non-trade unquoted) | 123 | 74 |
| | Miscellaneous income, net (Refer to *Note 22.2.10*) | 19 | 7 |
| | Exchange gains / (losses) | 38 | (79) |
| | | 372 | 139 |
| | **Includes tax deducted at source* | 33 | 22 |
| 15 | PROVISION FOR TAXATION | | |
| | Income taxes* | 413 | 335 |
| | Deferred taxes | (27) | (22) |
| | | 386 | 313 |

**Refer to Note 22.2.8*

# Schedules to consolidated cash flow statement

in Rs. crore

| | | March 31, 2007 | March 31, 2006 |
|---|---|---|---|
| 16 | CHANGE IN LOANS AND ADVANCES | | |
| | As per the balance sheet | 1,214 | 1,297 |
| | *Add:* Gratuity transitional liability (refer to *Note 22.2.21*) | 9 | – |
| | *Less:* Deposits with financial institutions, | | |
| | included in cash and cash equivalents | (177) | (527) |
| | Advance income taxes separately considered | (353) | (267) |
| | | 693 | 503 |
| | *Less:* Opening balance considered | (503) | (407) |
| | | 190 | 96 |
| 17 | CHANGE IN CURRENT LIABILITIES AND PROVISIONS | | |
| | As per the balance sheet | 2,150 | 2,346 |
| | *Add / (Less):* Provisions separately considered in the cash flow statement | | |
| | Income taxes | (224) | (188) |
| | Dividends | (371) | (1,061) |
| | Dividend tax | (63) | (149) |
| | Payment towards Intellectual Property Rights (refer to *Note 22.2.19*) | (14) | – |
| | | 1,478 | 948 |
| | *Less:* Opening balance considered | (948) | (686) |
| | | 530 | 262 |
| 18 | INCOME TAXES PAID | | |
| | Charge as per the profit and loss account | 386 | 313 |
| | *Add:* Increase / (Decrease) in advance income taxes | 86 | (137) |
| | Increase / (Decrease) in deferred taxes | 27 | 20 |
| | *Less:* Income tax benefit arising from exercise of stock options | (19) | (72) |
| | (Increase / Decrease) in income tax provision | (34) | 356 |
| | | 446 | 480 |
| 19 | PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS | | |
| | As per balance sheet* | 1,116 | 837 |
| | *Less:* Opening capital work-in-progress | (571) | (318) |
| | *Add:* Closing capital work-in-progress | 965 | 571 |
| | | 1,510 | 1,090 |
| | **Excludes Rs. 41 crore (Rs. 4 crore) toward movement of land from leasehold to freehold.* | | |
| | **Excludes goodwill Rs. 548 crore (Rs. Nil crore) on buyback of Infosys BPO Ltd. shares.* | | |
| 20 | INVESTMENTS IN / (DISPOSAL OF) SECURITIES* | | |
| | As per the balance sheet | 25 | 755 |
| | *Add:* Provisions made on investments | 2 | 1 |
| | | 27 | 756 |
| | *Less:* Profit on sale of liquid mutual funds | (11) | – |
| | Opening balance considered | (756) | (1,211) |
| | | (740) | (455) |
| | **Refer to Note 22.2.11 for details of investments and redemptions.* | | |
| 21 | CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD | | |
| | As per the balance sheet | 5,871 | 3,429 |
| | *Add:* Deposits with financial institutions, included herein | 177 | 527 |
| | | 6,048 | 3,956 |

# Schedules to the consolidated financial statements for the year ended March 31, 2007

## 22. Significant accounting policies and notes on accounts

### Company overview

Infosys Technologies Limited ("Infosys" or "the Company") along with its majority owned and controlled subsidiary, Infosys BPO Limited, India ("Infosys BPO") formerly known as Progeon Limited, and wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China") formerly known as Infosys Technologies (Shanghai) Co. Limited and Infosys Consulting, Inc., USA ("Infosys Consulting") is a leading global technology services organization. The group of companies ("the Group") provides end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry, business consulting and business process management services.

### 22.1. Significant accounting policies

#### 22.1.1. Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India ("ICAI"), and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The management evaluates all recently issued or revised accounting standards on an ongoing basis.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the accounting standard on Consolidated Financial Statements issued by the ICAI. The financial statements of Infosys – the parent company, Infosys BPO, Infosys China, Infosys Australia and Infosys Consulting have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain / loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company.

Goodwill has been recorded to the extent the cost of acquisition, comprising purchase consideration and transaction costs exceeds the fair value of the net assets in the acquired company and will be tested for impairment on an annual basis. Exchange difference resulting from the difference due to translation of foreign currency assets and liabilities in subsidiaries is disclosed as foreign currency translation adjustment.

#### 22.1.2. Use of estimates.

The preparation of financial statements in conformity with GAAP requires the Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

The Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

#### 22.1.3. Revenue recognition

Revenue from software development and business process management on fixed-price and fixed-time frame contracts, where there is no uncertainty as to measurement or collectibility of consideration, is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title of the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

#### 22.1.4. Expenditure

The cost of software purchased for use in software development and services is charged to the cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by Management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

#### 22.1.5. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

### 22.1.6. Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line method based on useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) have depreciated in the year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. The Management estimates the useful lives for the various fixed assets as follows:

| | |
|---|---|
| Buildings | 15 years |
| Plant and machinery | 5 years |
| Computer equipment | 2-5 years |
| Furniture and fixtures | 5 years |
| Vehicles | 5 years |

### 22.1.7. Retirement benefits to employees

#### 22.1.7.a Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees of the Company and Infosys BPO. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as at the balance sheet date and as per gratuity regulations for Infosys and Infosys BPO respectively. Infosys fully contributes all the ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Infosys BPO fully contributes all ascertained liabilities to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific investments, as permitted by law.

#### 22.1.7.b Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the Company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO were also eligible for superannuation benefit. Infosys BPO made monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Infosys BPO had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India. From April 1, 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

#### 22.1.7.c Provident fund

Eligible employees receive benefits from the provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining contributions are made to a government administered provident fund. The interest rate payable by the trust to the beneficiaries every year is being administered by the government. The Company has an obligation to make good the short fall, if any, between the return from its investments and the administered interest rate.

With respect to Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

### 22.1.8. Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

### 22.1.9. Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the Group's accounting policy.

Monetary current assets and monetary current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

### 22.1.10. Forward contracts and options in foreign currencies

The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract or option as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

### 22.1.11. Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period in which the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability is due to disallowances or other matters is probable.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated

on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to the profit and loss account are credited to the share premium account.

### 22.1.12. Earnings per share

In determining earnings per share, the Group considers the net profit after tax and includes the post tax effect of any extra-ordinary / exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the Board of Directors.

### 22.1.13. Investments

Trade investments are the investments made to enhance the Group's business interests. Investments are either classified as current or long-term, based on the Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

### 22.1.14. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Group are segregated.

## 22.2. Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in *Schedule 22.3*. All exact amounts are stated with the suffix "/-". One crore equals 10 million.

The previous period / year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

### 22.2.1. Aggregate expenses

The aggregate amounts incurred on certain specific expenses:

*in Rs. crore*

| | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Salaries and bonus including overseas staff expenses | 6,894 | 4,664 |
| Contribution to provident and other funds | 170 | 101 |
| Staff welfare | 50 | 36 |
| Overseas travel expenses | 589 | 442 |
| Traveling and conveyance | 103 | 89 |
| Technical sub-contractors | 289 | 163 |
| Software packages | | |
| for own use | 202 | 140 |
| for service delivery to clients | 25 | 30 |
| Professional charges | 174 | 129 |
| Telephone charges | 124 | 91 |
| Communication expenses | 70 | 63 |
| Power and fuel | 98 | 68 |
| Office maintenance | 109 | 75 |
| Rent | 70 | 52 |
| Brand building | 70 | 48 |
| Commission and earnout charges | 101 | 31 |
| Insurance charges | 33 | 25 |
| Printing and stationery | 17 | 13 |
| Computer maintenance | 23 | 21 |
| Consumables | 24 | 16 |
| Rates and taxes | 26 | 12 |
| Advertisements | 11 | 16 |
| Donations | 21 | 17 |
| Marketing expenses | 26 | 12 |
| Professional membership and seminar participation fees | 10 | 10 |
| Repairs to building | 22 | 16 |
| Repairs to plant and machinery | 15 | 11 |
| Postage and courier | 8 | 6 |
| Provision for post-sales client support and warranties | 13 | (14) |
| Books and periodicals | 5 | 5 |
| Recruitment and training | 7 | 7 |
| Provision for bad and doubtful debts | 26 | 10 |
| Provision for doubtful loans and advances | 1 | – |
| Commission to non-whole time directors | 2 | 1 |
| Sales promotion expenses | 3 | 2 |
| Auditor's remuneration | – | – |
| Statutory audit fees | 1 | 1 |
| Certification charges | – | – |
| Others | – | – |
| Out-of-pocket expenses | – | – |
| Bank charges and commission | 1 | 1 |
| Freight charges | – | 1 |
| Research grants | 13 | 1 |
| Miscellaneous expenses | 55 | 18 |
| Transaction processing and filing fees | 1 | |
| | 9,502 | 6,430 |
| Fringe Benefit Tax (FBT) in India included in the above | 20 | 15 |

## 22.2.2. Capital commitments and contingent liabilities

*in Rs. crore*

| | As at March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Estimated amount of unexecuted capital contracts (net of advances and deposits) | 680 | 519 |
| Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others | 9 | 8 |
| Claims against the company, not acknowledged as debts | *15 | 14 |
| Net of amount paid to statutory authorities of Rs. 238 crore (138 crore) | | |
| Forward contracts outstanding | | |
| In US Dollar | US $170,000,000 | US $119,000,000 |
| (Equivalent approximate in Rs. crore) | 733 | 529 |
| In Euro | 2,000,000 | – |
| (Equivalent approximate in Rs. crore) | 12 | – |
| In GBP | £5,500,000 | – |
| (Equivalent approximate in Rs. crore) | 47 | – |
| Options contracts outstanding | | |
| Put options in US Dollar | – | US $4,000,000 |
| (Equivalent approximate in Rs. crore) | – | 18 |
| Common Strike Ratio Option | – | US $8,000,000 |
| (Equivalent approximate in Rs. crore) | – | 36 |
| Range barrier options in US Dollar | US $206,500,000 | US $210,000,000 |
| (Equivalent approximate in Rs. crore) | 890 | 934 |
| Euro Accelerator | 24,000,000 | 3,000,000 |
| (Equivalent approximate in Rs. crore) | 138 | 16 |
| Target redemption structure (GBP) | £16,000,000 | £3,000,000 |
| (Equivalent approximate in Rs. crore) | 136 | 23 |
| Range barrier options in GBP | £8,250,000 | – |
| (Equivalent approximate in Rs. crore) | 70 | – |

**Claims against the Company not acknowledged as debts include demands from Indian tax authorities for payment of additional tax of Rs. 234 crore (Rs. 135 crore), including interest of Rs. 51 crore (Rs. 33 crore), upon completion of their tax review for fiscal 2002, 2003 and 2004. The amount also includes an amount of Rs. 98 crore which was settled as of April 4, 2007, against tax refunds relating to earlier years. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of "Export Turnover" to "Total Turnover". The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover.*

*The company is contesting the demand, and the Management, including its tax advisers, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.*

*The company received the order of the appellate authority, the Commissioner of Income Tax (Appeals), Bangalore, for the demand pertaining to fiscal 2002 and fiscal 2003 in April 2006 and August 2006 respectively. The position of the company has been substantially upheld by the appellate authority. For fiscal 2004, the matter is pending before the Commissioner of Income Tax (Appeals), Bangalore.*

## 22.2.3. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year ended March 31, 2007, and 2006, and maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements:

*in Rs. crore*

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Lease rentals recognized during the period | 70 | 52 |

*in Rs. crore*

| Lease obligations | As at March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Within one year of the balance sheet date | 48 | 32 |
| Due in a period between one year and five years | 111 | 114 |
| Due after five years | 44 | 61 |
| | 203 | 207 |

The operating lease arrangements extend up to a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of these lease agreements have price escalation clauses.

## 22.2.4. Related party transactions

During the year ended March 31, 2007, an amount of Rs. 19 crore (Rs. 13 crore for the year ended March 31, 2006) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

## 22.2.5. Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2007 and 2006 have been detailed in Schedule 22.3, since the amounts are less than a crore.

## 22.2.6. Research and development expenditure

*in Rs. crore*

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Capital | – | – |
| Revenue | 167 | 102 |
| | 167 | 102 |

## 22.2.7. Stock option plans

The company has two stock option plans that are currently operational.

### 1998 Stock Option Plan ("the 1998 Plan")

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for the issue of

1,17,60,000 ADSs representing 1,17,60,000 equity shares. The 1998. Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

| Number of options granted, exercised and forfeited | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Options outstanding, beginning of period | 45,46,480 | 61,08,580 |
| Granted | – | – |
| *Less:* Exercised | 22,91,213 | 13,71,404 |
| Forfeited | 1,71,143 | 1,90,696 |
| Options outstanding, end of period | 20,84,124 | 45,46,480 |

## 1999 Stock Option Plan ("the 1999 Plan")

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

| Number of options granted, exercised and forfeited | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Options outstanding, beginning of period | 1,91,79,074 | 2,81,09,874 |
| Granted | 6,38,761 | – |
| *Less:* Exercised | 1,78,08,689 | 85,97,458 |
| Forfeited | 1,11,306 | 3,33,342 |
| Options outstanding, end of period | 18,97,840 | 1,91,79,074 |

The company has accelerated the vesting of 5,72,000 outstanding unvested options which were due to be vested in the normal course by October, 2007.

The aggregate options considered for dilution are set out in *Note 22.2.18.*

## Infosys BPO's 2002 Plan

Infosys BPO's 2002 Plan (the "2002 Plan") provides for the grant of stock options to employees of Infosys BPO and was approved by the Board of Directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Infosys BPO. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value ("FMV") on the date of grant. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in the general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in Infosys BPO's 2002 Plan during the year ended March 31, 2007 and 2006:

| Number of options granted, exercised and forfeited | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Options outstanding, beginning of period | 24,52,330 | 31,16,518 |
| Granted | 5,93,300 | 11,56,520 |
| *Less:* exercised | 8,15,822 | 7,87,748 |
| forfeited | 4,90,516 | 10,32,960 |
| Options outstanding, end of period | 17,39,292 | 24,52,330 |

## Proforma Accounting for Stock Option Grants

Guidance note on "Accounting for employee share based payments" issued by the Institute of Chartered Accountants of India, establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by the guidance note, Infosys has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of guidance note "Accounting of employee share based premiums". Had the compensation cost for Infosys stock-based compensation plan been determined in a manner consistent with the fair value approach described in the guidance note, the Company's net income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Net profit | | |
| As reported | 3,856 | 2,458 |
| *Less:* Stock-based employee Compensation expense* | 24 | 44 |
| Adjusted proforma | 3,832 | 2,414 |
| Basic earnings per share as reported | 69.22 | 45.03 |
| Proforma basic earnings per share | 68.79 | 44.23 |
| Diluted earnings per share as reported | 67.70 | 43.78 |
| Proforma earnings per share as reported | 67.28 | 42.99 |

**Includes cost of options issued by Infosys to the employees of Infosys BPO amounting to Rs 0.6 crore for the year ended March 31, 2007.*

The fair value of each option under the Infosys BPO Employee Stock Option Plan is estimated on the date of grant using the Black-Scholes model with the following assumptions:

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Dividend yield % | – | 0.00 |
| Expected life | – | 1-6 years |
| Risk free interest rate % | – | 6.90-7.13 |
| Volatility % | – | 50.00 |

The Fair Value of each option under the Infosys 1999 Employee Stock Option Plan is estimated on the date of grant using the Black-Scholes model with the following assumptions:

| Particulars | Year ended March 31, 2007 |
|---|---|
| Dividend yield % | 0.20 |
| Expected life | 1-6 years |
| Risk free interest rate % | 7-7.27 |
| Volatility % | 33.63-53.93 |

## 22.2.8. Income taxes

The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt income and any tax liabilities arising overseas on income sourced from those countries.

Most of the company's and all of Infosys BPO's operations are conducted through Software Technology Parks ("STPs"). Income from STPs is tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

Infosys now also has operations in Special Economic Zones ("SEZs"). Income from SEZs is fully tax exempt for the first five years, 50% exempt for the next five years and 50% exempt for another five years subject to fulfilling certain conditions.

During the year ended March 31, 2006, the tax authorities in an overseas tax jurisdiction completed the assessment of income up to fiscal year 2004. Based on the assessment order, management has re-estimated its tax liabilities and written back an amount of Rs. 20 crore. The tax provision for the year is net of the write back.

The current year tax provision includes a reversal of Rs. 125 crore for liability no longer required for taxes payable in various overseas jurisdictions consequent to expiry of limitation period and completion of assessment by taxation authorities.

### 22.2.9. Loans and advances

*in Rs. crore*

| | As at March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Deposits with financial institutions and body corporate | | |
| Housing Development Finance Corporation Limited ("HDFC") | 13 | 511 |
| GE Capital Services India Limited | 164 | 16 |
| Life Insurance Corporation of India ("LIC") | 132 | 80 |
| | 309 | 607 |
| Interest accrued but not due (included above) | 14 | – |

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited to settle employee benefit / leave obligations as and when they arise during the normal course of business.

### 22.2.10. Fixed assets

Profit / (loss) on disposal of fixed assets during the year ended March 31, 2007, is less than Rs. 1 crore and accordingly disclosed in *Note 22.3*

Profit / (loss) on disposal of fixed assets:

*in Rs. crore*

| | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Profit on disposal of fixed assets, included in miscellaneous income | – | 1 |
| Loss on disposal of fixed assets, included in miscellaneous expenses | – | (1) |
| Profit / (Loss) on disposal of fixed assets, net | – | – |

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land – leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2007.

### 22.2.11. Details of investments

Details of investments in and disposal of securities during the year ended March 31, 2007 and 2006:

*in Rs. crore*

| Particulars | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Investment in securities | | |
| Liquid mutual funds | 4,500 | 1,855 |
| | 4,500 | 1,855 |
| Redemption / Disposal of investment in securities | | |
| Long-term investments | – | – |
| Liquid mutual funds | 5,228 | 2,310 |
| | 5,228 | 2,310 |
| Net movement in investment | (728) | (455) |

### 22.2.12. Holding of Infosys in its subsidiaries

| Name of the subsidiary | Country of incorporation | Holding as at March 31, | |
|---|---|---|---|
| | | 2007 | 2006 |
| Infosys BPO Ltd. | India | 98.92% | 71.74% |
| Infosys Technologies (Australia) Pty Ltd. | Australia | 100% | 100% |
| Infosys Technologies (China) Co. Ltd. | China | 100% | 100% |
| Infosys Consulting, Inc. | USA | 100% | 100% |
| Infosys BPO S.R.O.* (formerly Progeon S.R.O.) | Czech Republic | 98.92% | 71.74% |

**Infosys BPO S.R.O is a wholly owned subsidiary of Infosys BPO Ltd.*

On December 8, 2006, the shareholders of Infosys BPO Limited ("Infosys BPO") approved a buy-back of up to 12,79,963 equity shares at a fair market value of Rs.604/- per equity share. The buy-back was in accordance with Section 77A of the Indian Companies Act, 1956. Pursuant to the buy-back offer, Infosys BPO bought back 11,39,469 equity shares which were subsequently cancelled on December 29, 2006. As of March 31, 2007 Infosys holds 98.92% of the outstanding equity shares of Infosys BPO Limited.

### Investment in Infosys BPO

#### Buyback of shares and options

In January 2007, the Company initiated the purchase of all the shares and outstanding options in Infosys BPO from its shareholders and option holders comprising current and former employees of Infosys BPO. The share holders were given a choice to sell their shares at fair market value and the option-holders were given the choice to sell their options and / or swap Infosys BPO options for Infosys options at a swap ratio based on fair market value.

Consequent to this proposal, Infosys has paid an aggregate of Rs. 71 crore for the purchase of shares and options and granted 151,933 Infosys options under the 1999 Plan valued at fair value of Rs. 12 crore. Accordingly, the investment in Infosys BPO has increased by Rs. 83 crore and reserves have increased by Rs. 12 crore.

Additionally, the Company has committed to a deferred share purchase with the shareholders of Infosys BPO. As per the agreement, Infosys will purchase 3,60,417 Infosys BPO shares for Rs. 22 crore by February, 2008. The same will be accounted as investments on conclusion of the agreement along with the transfer of title in the shares. Upon conclusion, Infosys' holding in Infosys BPO would be 99.98%

### 22.2.13. Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2007, the company has provided for doubtful debts of Rs. 7 crore (Rs. 2 crore as at March 31, 2006) on dues from certain customers, although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

### 22.2.14. Segment reporting

The Group's operations predominantly relate to providing IT services and business process management, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services, manufacturing companies, companies in the telecommunications and the retail industries, and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses cannot be allocated to specific segments, as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and directly charged against total income.

Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the East and the West), Ireland and the United Kingdom; and the rest of the world comprises all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

### Industry segments

Year ended March 31, 2007 and *2006*:

in Rs. crore

| | Financial services | Manufacturing | Telecom | Retail | Others | Total |
|---|---|---|---|---|---|---|
| Revenues | 5,209 | 1,877 | 2,679 | 1,394 | 2,734 | 13,893 |
| | *3,427* | *1,324* | *1,566* | *968* | *2,236* | *9,521* |
| Identifiable operating expenses | 2,216 | 786 | 1,021 | 570 | 1,100 | 5,693 |
| | *1,466* | *586* | *587* | *394* | *896* | *3,929* |
| Allocated expenses | 1,429 | 514 | 735 | 382 | 749 | 3,809 |
| | *887* | *336* | *378* | *263* | *637* | *2,501* |
| Segmental operating income | 1,564 | 577 | 923 | 442 | 885 | 4,391 |
| | *1,074* | *402* | *601* | *311* | *703* | *3,091* |
| Unallocable expenses | | | | | | 514 |
| | | | | | | *437* |
| Operating income | | | | | | 3,877 |
| | | | | | | *2,654* |
| Other income (expense), net | | | | | | 370 |
| | | | | | | *138* |
| Net profit before taxes, minority interest and exceptional items | | | | | | 4,247 |
| | | | | | | *2,792* |
| Provision for taxation | | | | | | 386 |
| | | | | | | *313* |
| Net profit after taxes and before minority interest and exceptional items | | | | | | 3,861 |
| | | | | | | *2,479* |
| Income on sale of investments (net of taxes) | | | | | | 6 |
| | | | | | | *–* |
| Net profit after taxes, exceptional items and before minority interest | | | | | | 3,867 |
| | | | | | | *2,479* |

### Geographic segments

Year ended March 31, 2007 and 2006:

*in Rs. crore*

| | North America | Europe | India | Rest of the world | Total |
|---|---|---|---|---|---|
| Revenues | 8,802 | 3,664 | 215 | 1,212 | 13,893 |
| | 6,168 | 2,337 | 165 | 851 | 9,521 |
| Identifiable operating expenses | 3,775 | 1,437 | 55 | 426 | 5,693 |
| | 2,594 | 945 | 68 | 322 | 3,929 |
| Allocated expenses | 2,413 | 1,005 | 59 | 332 | 3,809 |
| | 1,577 | 565 | 39 | 320 | 2,501 |
| Segmental operating income | 2,614 | 1,222 | 101 | 454 | 4,391 |
| | 1,997 | 827 | 58 | 209 | 3,091 |
| Unallocable expenses | | | | | 514 |
| | | | | | 437 |
| Operating income | | | | | 3,877 |
| | | | | | 2,654 |
| Other income (expense), net | | | | | 370 |
| | | | | | 138 |
| Net profit before taxes, minority interest and exceptional items | | | | | 4,247 |
| | | | | | 2,792 |
| Provision for taxation | | | | | 386 |
| | | | | | 313 |
| Net profit after taxes and before minority interest and exceptional items | | | | | 3,861 |
| | | | | | 2,479 |
| Income on sale of investments (net of taxes) | | | | | 6 |
| | | | | | – |
| Net profit after taxes, exceptional items and before minority interest | | | | | 3,867 |
| | | | | | 2,479 |

### 22.2.15. Dividends remitted in foreign currencies

Infosys does not make any direct remittances of dividends in foreign currency. The company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:

*in Rs. crore*

| Particulars | Number of shares to which the dividends relate* | Year ended March 31, | |
|---|---|---|---|
| | | 2007 | 2006 |
| Final dividend for fiscal 2005 | 7,55,32,654 | – | 25 |
| Final dividend for fiscal 2006 | 7,70,94,270 | 33 | – |
| Silver jubilee special dividend | 7,70,94,270 | 116 | – |
| Interim dividend for fiscal 2006 | 7,61,02,422 | – | 25 |
| Interim dividend for fiscal 2007 | 7,76,06,280 | 39 | – |

**Adjusted for bonus issue*

### 22.2.16. Conversion of cumulative preference shares in Infosys BPO

Infosys BPO had issued an aggregate of 87,50,000, 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation ("CIFC") for an aggregate consideration of Rs. 94 crore as per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-. On June 30, 2005, CIFC exercised its rights under the shareholders' agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Infosys BPO increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. On June 30, 2006, the company completed the acquisition of the entire holdings (87,50,000 shares amounting to 23% of the equity on a fully diluted basis) of CIFC in Infosys BPO for a consideration of Rs. 530 crore (US $115.13 million). The net consideration of Rs. 309 crore, after withholding taxes of Rs. 221 crore was remitted to CIFC on the same date.

### 22.2.17. Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The Company made a provision of Rs. Nil during the year ended March 31, 2007 (Rs. Nil for the year ended March 31, 2006) on trade investments.

The Company provided Rs. 2 crore during the year ended March 31, 2007 (Rs. Nil for the year ended March 31, 2006) on revision of the carrying amount of non-trade current investments to fair value.

### 22.2.18. Reconciliation of basic and diluted shares used in computing earnings per share

At the annual general meeting held on June 10, 2006, the shareholders approved a 1:1 bonus issue (stock dividend) for all shareholders including the ADR holders, i.e. one additional equity share for every one existing share held by the members by capitalizing a part of the general reserves. The record date for the bonus issue was July 14, 2006 and shares were allotted on July 15, 2006. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.

in Rs. crore

| | Year ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Number of shares considered as basic weighted average shares outstanding | 55,68,52,339 | 54,59,89,022 |
| *Add:* Effect of dilutive issues of shares / stock options | 1,24,90,355 | 1,56,67,598 |
| Number of shares considered as weighted average shares and potential shares outstanding | 56,93,42,694 | 56,16,56,620 |

### 22.2.19. Intellectual Property Rights

Infosys was liable to pay Aeronautical Development Agency (ADA) a maximum amount of Rs. 19 crore (US $4.4 million) by June 12, 2012, through a revenue sharing arrangement towards acquisition of Intellectual Property Rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the year, Infosys foreclosed the arrangement by paying the net present value of the future revenue share amounting to Rs. 13 crore (US $3 million). The remainder of the liability in books amounts to Rs. 6 crore (US $1.4 million) and has been written back and disclosed in *Other Income*.

### 22.2.20. Exceptional items

During the year ended March 31, 2005, the Company sold its entire investment in Yantra Corporation, U.S.A. (Yantra) for a total consideration of US $12.57 million. An amount of Rs. 49 crore representing 90% of the consideration was received by the company and the balance amount was deposited in Escrow to indemnify any contractual contingencies.

During the year ended March 31, 2007, the Company received the balance amount of Rs. 5 crore on fulfillment of the Escrow obligations. Since the carrying value of the investment is Nil, the entire proceeds of Rs. 5 crore (net of taxes, as applicable) have been recognized in the profit and loss account as an exceptional item.

During the year ended March 31, 2007, the Company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalization. The remainder of investment was written off against provision made earlier.

### 22.2.21. Gratuity plan

Effective April 1, 2006, the Company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 9 crore. As required by the standard, the obligation has been recorded with the transfer of Rs. 9 crore to general reserves.

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

in Rs. crore

| Particulars | Year ended March 31, 2007 |
|---|---|
| Obligations at period beginning | 183 |
| Service cost | 45 |
| Interest cost | 14 |
| Actuarial (gain) / loss | (1) |
| Benefits paid | (16) |
| Obligations at period end | 225 |
| Defined benefit obligation liability as at the balance sheet is wholly funded by the company | |
| Change in plan assets | |
| Plans assets at period beginning, at fair value | 170 |
| Expected return on plan assets | 16 |
| Actuarial gain / (loss) | 3 |
| Contributions | 54 |
| Benefits paid | (18) |
| Plans assets at period end, at fair value | 225 |
| Reconciliation of present value of the obligation and the fair value of the plan assets: | |
| Fair value of plan assets at the end of the year | 225 |
| Present value of the defined benefit obligations at the end of the period | 225 |
| Asset recognized in the balance sheet | – |
| Gratuity cost for the period | |
| Service cost | 45 |
| Interest cost | 14 |
| Expected return on plan assets | (16) |
| Actuarial (gain) / loss | (3) |
| Net gratuity cost | 40 |
| Investment details of plan assets | |
| 100% of the plan assets are invested in debt instruments | |
| Assumptions | |
| Interest rate | 7.99% |
| Estimated rate of return on plan assets | 7.99% |

The estimates of future salary increases, considered in actuarial valuation, takes into account inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

### 22.2.22. Cash flow statement

#### 22.2.22.a

The balance of cash and cash equivalents includes Rs. 2 crore as at March 31, 2007 (Rs. 3 crore as at March 31, 2006) set aside for payment of dividends.

#### 22.2.22.b Restricted cash

Deposits with financial institutions and body corporate as at March 31, 2007 include an amount of Rs. 132 crore (Rs. 80 crore as at March 31, 2006) deposited with Life Insurance Corporation of India to settle employee benefit / leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

## 22.3. Details of rounded off amounts

The financial statements are represented in Rupees crore as per the approval received from the Department of Company Affairs ("DCA") earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rupees crore are given below:

### Balance sheet items

in Rs. crore

| Schedule | Description | As at March 31, | |
|---|---|---|---|
| | | 2007 | 2006 |
| 3 | Fixed assets | | |
| | Additions | | |
| | Vehicles | 0.33 | 0.82 |
| | Deductions / retirements | | |
| | Buildings | | 0.80 |
| | Land: free-hold | – | 0.01 |
| | Plant and machinery | 0.35 | – |
| | Furniture and fixtures | 0.15 | – |
| | Depreciation | | |
| | Plant and machinery | – | 7.00 |
| | Furniture and fixtures | – | 18.00 |
| | Vehicles | 0.31 | 0.19 |
| 7 | Cash on hand | 0.06 | 0.04 |
| 8 | Unsecured, considered doubtful | | |
| | Advance to gratuity trust | 0.01 | – |
| | Loans and advances to employees | – | 0.50 |
| | Provision for doubtful loans and advances to employees | – | 0.50 |
| 22.2.9. | Loans and advances | | |
| | Interest accrued but not due – Deposits with financial institutions and body corporates | – | 0.10 |

### Profit and loss items

in Rs. crore

| Schedule | Description | Year ended March 31 | |
|---|---|---|---|
| | | 2007 | 2006 |
| 12 | Selling and marketing expenses | | |
| | Office maintenance | 0.25 | 0.39 |
| | Insurance charges | 0.10 | 0.51 |
| | Computer maintenance | 0.08 | 0.01 |
| | Staff welfare | – | – |
| | Software packages | | |
| | for own use | 0.42 | 0.20 |
| | Communication expenses | 0.96 | 0.97 |
| | Consumables | 0.30 | 0.25 |
| 13 | General and administrative expenses | | |
| | Provision for doubtful loans and advances | 1.16 | 0.52 |
| | Auditors' remuneration | | |
| | Statutory audit fees | 0.90 | 1.14 |
| | Certification charges | 0.01 | 0.04 |
| | Out-of-pocket expenses | 0.04 | 0.04 |
| | Freight charges | 0.65 | – |
| 22.2.1. | Aggregate expenses | | |
| | Provision for doubtful loans and advances | 1.16 | 0.52 |
| | Auditors' remuneration | | |
| | Statutory audit fees | 0.90 | 1.14 |
| | Certification charges | 0.01 | 0.04 |
| | Out-of-pocket expenses | 0.04 | 0.04 |
| | Research grants | 0.65 | – |
| 22.2.6. | Research and development expenditure-capital | 0.01 | 0.16 |
| 22.2.10. | Profit on disposal of fixed assets, included in miscellaneous income | 0.17 | 0.58 |
| | Loss on disposal of fixed assets, included in miscellaneous expenses | (0.05) | (0.45) |
| 22.2.17. | Provision for investments | – | 0.70 |

## Cash flow statement items

in Rs. crore

| Schedule | | As at March 31, | |
|---|---|---|---|
| | | 2007 | 2006 |
| Cash flow statement | Profit / (Loss) on sale of fixed assets | 0.12 | 0.13 |
| | Provisions for investments | 0 | 0.70 |
| | Proceeds on disposal of fixed assets | 0.7 | – |

## Transactions with key management personnel

The key management personnel comprise our directors and statutory officers.

Particulars of remuneration and other benefits provided to key management personnel during the year ended March 31, 2007 and 2006 are as follows:

in Rs. crore

| Name | Salary | Contributions to provident and other funds | Perquisites and incentives | Total remuneration |
|---|---|---|---|---|
| *Chairman and Chief Mentor* | | | | |
| N. R. Narayana Murthy* | 0.05 | 0.02 | 0.21 | 0.28 |
| | *0.13* | *0.03* | *0.26* | *0.42* |
| *Chief Executive Officer and Managing Director* | | | | |
| Nandan M. Nilekani | 0.14 | 0.04 | 0.33 | 0.51 |
| | *0.13* | *0.03* | *0.25* | *0.41* |
| *President, Chief Operating Officer and Joint Managing Director* | | | | |
| S. Gopalakrishnan | 0.14 | 0.04 | 0.34 | 0.52 |
| | *0.13* | *0.03* | *0.26* | *0.42* |
| Whole-time directors | | | | |
| K. Dinesh | 0.14 | 0.04 | 0.33 | 0.51 |
| | *0.13* | *0.03* | *0.25* | *0.41* |
| S. D. Shibulal | 0.13 | 0.04 | 0.29 | 0.46 |
| | *0.70* | *0.01* | *0.31* | *1.02* |
| T. V. Mohandas Pai | 0.24 | 0.08 | 0.60 | 0.92 |
| | *0.19* | *0.04* | *0.53* | *0.76* |
| Srinath Batni | 0.21 | 0.06 | 0.51 | 0.78 |
| | *0.17* | *0.04* | *0.47* | *0.68* |
| *Chief Financial Officer* | | | | |
| V. Balakrishnan | 0.17 | 0.05 | 0.56 | 0.78 |
| | *0.13* | *0.03* | *0.38* | *0.54* |

**Whole-time director till August 20, 2006*

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2007 and 2006:

| Name | Commission | Sitting fees | Reimbursement of expenses | Total remuneration |
|---|---|---|---|---|
| Non-whole time directors | | | | |
| Deepak M. Satwalekar | 0.22 | – | 0.01 | 0.23 |
| | *0.21* | – | – | *0.21* |
| Prof. Marti G. Subrahmanyam | 0.20 | – | 0.12 | 0.32 |
| | *0.18* | – | *0.12* | *0.30* |
| Philip Yeo | – | – | – | – |
| | *0.03* | – | – | *0.03* |
| Dr. Omkar Goswami | 0.20 | – | 0.01 | 0.21 |
| | *0.18* | – | *0.01* | *0.19* |
| Sen. Larry Pressler | 0.04 | – | 0.03 | 0.07 |
| | *0.17* | – | – | *0.17* |
| Rama Bijapurkar | 0.20 | – | 0.02 | 0.22 |
| | *0.17* | – | – | *0.17* |
| Claude Smadja | 0.20 | – | 0.21 | 0.41 |
| | *0.16* | – | *0.11* | *0.27* |
| Sridar A. Iyengar | 0.32 | 0.01 | 0.14 | 0.47 |
| | *0.28* | – | *0.11* | *0.39* |
| Jeffrey S. Lehman | 0.19 | – | – | 0.19 |
| | – | – | – | – |
| David Boyles | 0.20 | – | 0.01 | 0.21 |
| | *0.12* | – | – | *0.12* |
| N. R. Narayana Murthy* | 0.13 | – | – | 0.13 |

**Appointed as Additional Director effective, August 21, 2006.*

# Risk management report

*"It doesn't work to leap a twenty-foot chasm in two ten-foot jumps"*
– American proverb

*The following commentary sets out the enterprise-wide risk management practiced by us. Readers are cautioned that any risks outlined here are not exhaustive and are for information purposes only. The commentary may contain forward-looking statements. Our business model is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are requested to exercise their own judgment in assessing the risks associated with the Company, and to refer to the discussions on risks in the Company's previous annual reports and the filings with the Securities and Exchange Commission.*

We face an ever-increasing pace of change in market dynamics. Infosys, while influencing the change, needs to adapt to this dynamic environment. The pace of change at Infosys, as demanded by increased customer expectations and our evolution into a large global player, requires that we optimally manage our diverse risk environment. It is to grow in this environment that we felt the need for a comprehensive and dedicated risk management function.

## Our overview and approach to risk management

At the outset, we had embedded risk management into our fundamental business model described as 'Predictable, Sustainable, Profitable and De-risked' (PSPD). We seek long-term relationships that allow us to grow more predictably. We eschew excessive pursuit of short-term and tactical opportunities for sustainable business opportunities generated by deep client associations. We seek out opportunities that are profitable within a set time frame, making investments where necessary to enhance returns from our customers. We also appreciate the necessity to de-risk our activities to suitably build a long-term business.

We developed our perspective on correlating risks and rewards after duly considering diverse stakeholders' risk-reward expectations and our ability to manage or monitor risks while creating value. The key elements of the relationships are summarized below:

| Key stakeholder | Risk-reward equilibrium |
|---|---|
| Investors | • Growth<br>• Financial performance<br>• Relative ranking in the peer group |
| Customers | • Brand<br>• Service offerings<br>• Value proposition<br>• Thought leadership<br>• Predictability / Reliability |
| Employees / Vendors / Partners | • Comprehensive and long-term career option<br>• Business engagement consequences<br>• Alliance value creation |
| Government / Society / Environment | • Model corporate citizenship<br>• Returns to society<br>• Environmental sensitivity |

Over time, the risk-reward equilibrium has embedded itself into our business objectives and also formed the basis for our risk taxonomy.

## Organization of the risk management function

We appreciate that risk management occurs across the enterprise, at various levels, starting with the activities of Infoscions through to Board oversight. These levels also form the various lines of defense in risk management at Infosys.

The roles and responsibilities of various Infoscions in the Company are summarized below.

| Level | Role |
|---|---|
| Board of Directors | • Oversees risk management performed by the Executive Management |
| Risk Committee | • Comprises four independent directors:<br>- David L. Boyles, Chairperson<br>- Marti G. Subrahmanyam<br>- Claude Smadja<br>- Sridar A. Iyengar<br>• Supports the Board in overseeing risk management, including risk identification, risk evaluation and mitigation of risks<br>• Oversees risks on behalf of the Board<br>• Makes recommendations on the risk management program |
| Risk Council | • Comprises the CEO, COO and CFO<br>• The CEO takes the primary responsibility for the management of risk<br>• The CEO is the last line of defense in risk management<br>• The CEO is assisted by the COO and CFO |
| Office of risk management | • Comprises the network of risk managers, drawing from all business and support groups across the Infosys group<br>• Is led by the Chief Risk Officer (CRO)<br>• Facilitates the execution of risk management across Infosys as directed by the Risk Council<br>• Provides assistance and guidance in managing risks across the remaining levels of the enterprise<br>• Undertakes risk management programs such as conducting the Risk Self-Identification (RSI) exercise and developing the Infosys Risk Framework |
| Risk Assurance Cell | • Comprises independent risk officers who provide assurance on risk management activities conducted by operations and support groups across Infosys<br>• Evaluates risk self-assessments of various units |
| Unit Heads | • Take responsibility to manage their functions as per Infosys' risk management appetite and philosophy<br>• Influence risk management for their unit and collaboratively for Infosys by assisting the CEO and the Risk Council<br>• Act as the second line of defense in risk management |
| Infoscions | • The actual implementer of ascribed risk actions<br>• Provide feedback on the efficacy of risk management and early warnings for detection of risk events<br>• Act as the first line of defense in risk management |

## Establishing risk management

To obtain as complete a set of risks as possible, we undertook a representative organization-wide Risk Self-Identification ("RSI") exercise. The exercise covered all business units, verticals, service offerings, support groups and subsidiaries. During fiscal 2007, we completed an org-wide detailed risk survey. The results gave us a deeper, more diverse and quantified feedback on the risks facing Infosys, as seen by the Infoscion than previously available.

The results of the RSI were collated and categorized and the probability and impact-magnitude assessment was completed. Using the Basic Risk Inventory, we developed a mutually exclusive, but collectively exhaustive set of risk categories that adequately represent the risks identified. These primary risk categories form the Infosys enterprise-wide Risk Management ("IRM") framework, and allow us to address actual and potential risk events in a systematic manner. The primary risk categories are sub-classified into secondary risk categories that are more detailed and also represent the sub-routines of the objectives associated with the primary risk. The IRM sets the tone for our risk view of the business and how we mitigate / monitor the universe of risks that we face.


Basic Risk Inventory
Categorized Risks
Enterprise-wide Risk Management Framework
Strategy
Industry
Counter-party
Resources
Operations
Compliance
Business Risks

Evolution of the Infosys Risk Management Framework

Risk definitions are established to cover all primary risk categories, which are as follows:

- *Strategy:* Relates to the choices we make, regarding the direction in which we lead the organization and its response to challenges.
- *Industry:* Relates to the inherent characteristics of our industry, our market and our customers.
- *Counter-party:* Relates to the risks arising from our association with third parties, for conducting business operations, where the behavior and / or performance of third parties is not sufficient or not desirable to achieve our business objectives.
- *Resources:* Relates to the inability to achieve business objectives due to inappropriate sourcing or sub-optimal utilization of key organization resources such as talent and infrastructure.
- *Operations:* Relates to ineffective planning or improper execution of core business processes or systems, due to sub-optimal collation, transmission and use of data, thereby eroding the competitive edge enjoyed due to excellence in these organizational processes.
- *Regulations and compliance:* Relates to inappropriate compliance with existing or new regulations, inappropriate conduct of contractual obligation or internal processes, or inadequate safeguard of organization assets, thereby threatening the ability to efficiently conduct business.

Risk definitions help us to determine the appropriate categorization and therefore response to identified risks. Moreover, they allow us to use a more unified risk language thereby reducing the time taken to understand the nature of risks, and aid evaluation of the likelihood and impact of the identified risks.

Our risk management practices address the recommendations for enterprise risk management proposed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have sub-classified the primary risk categories into a more detailed secondary level of risk categories. This allows us to rapidly identify where we are likely to face the potential impact of the identified risk. The secondary risk categorizations are set out below:


Strategy
Planning effectiveness
Growth engines
Leadership
Service differentiation
Brand and reputation
Execution of strategy
Industry
Geopolitical change
Technical innovation
Competition intensity
Access to capital
Industry and market dynamics
Market selection
Counter-party
Vendor selection
Vendor exposure
Credit management
Supply-chain management
Customer exposures
Customer concentration
Resources
Talent supply management
Talent development
Career value management
Scalability of infrastructure
Deployment efficiency
Operations
Operations planning
Execution excellence
System and processes
Complex execution management
Contingency planning
Compliance
Environment dynamics
IP management
Data security management
Contractual compliance
Contractual exposures
Litigation / violation response
Information for decision-making

Infosys' unified view of the risk universe

## Risk management activities

The holistic approach provides the assurance that, to the best of our capabilities, Infosys and all our performing units are identifying, assessing and mitigating risks that could materially impact our performance in achieving our stated objectives.

*Risk identification:* External and internal risk factors that must be managed are identified in the context of organizational strategy and operations. To translate strategy into operational terms, we have adopted the balanced scorecard framework. Using this framework, the overall strategy is expressed as specific business objectives. Risk factors that could potentially affect performance, vis-à-vis these stated objectives, are identified and assessed.

A subset of these risk factors, as applicable to the management of unit-level operations, is deployed to the operating units and departments through our organizational policies. Risk-related discussions with subsidiary units are structured around these factors. To refine the internal control processes pertaining to financial reporting and compliance, we have mapped all the cross-functional interfaces using our proprietary InFlux™ framework.

For a detailed list of risks identified as applicable to our business, please refer to Form 20F, filed with the Securities and Exchange Commission, U.S.A., for the year ended March 2007.

*Risk assessment and control:*

This includes:

- Risk assessment and reporting
- Risk control and integration with processes and systems
- Capability development

On a periodic basis, risks due to risk factors are assessed by responsible managers across the organization. Prudent norms aimed at limiting exposures within the bounds of the risk appetite are integral to this framework. These risks are formally reported through mechanisms such as operations reviews, subsidiary reviews, disclosure committee meetings, and regular updates to the Risk Council.

Internal controls are exercised through policies, processes and systems that have been established to ensure timely availability of information and facilitate proactive risk management. Policies having an impact on financial performance undergo a five-year impact simulation before approval by the CEO.

We have insured ourselves against various types of risks. This includes insurance cover for professional errors and omissions, the entire physical infrastructure, protection against fixed costs and loss of profits. We have insured against other contingencies including coverage for lives of all employees in India and abroad. This includes key insurance cover for Directors and Officers (D&O).

The following activities were also completed during the year:

- During the year, we conducted pilots using the IRM framework on a diverse set of ground-level projects, spanning two key verticals and ten large customers. The results of the exercise were well received. They also resulted in better understanding and appreciation of project risks and associated impact on project margins, especially in critical engagements. Presently, we are in the process of expanding the pilots to develop dynamic dashboards and deliver proactive risk indicators, based on data captured by our various internal systems.
- Our risk management program was showcased to a key customer in the banking and capital markets space. The joint interactions led the customer to conclude that the risk management program is satisfactory in terms of their expectations of Infosys.
- A senior official from a customer in the retail space worked in the risk department of Infosys for six weeks. The engagement helped in exchanging ideas on risk management and to obtain a customer perspective on risk management of their vendors (such as Infosys). The learnings from this interaction has helped strengthen our risk management program and supported our endeavor to be at the forefront of risk management, with high and transparent governance practices.
- The IRM framework was successfully used to assess new initiatives in Software as a Service, large multi-year, multi-service offering deals and several potential acquisition opportunities. The exercise involved identification of risk impact for the initiatives, as also evaluating planned mitigation and monitoring activities to reduce the risk to a level within Infosys' risk appetite.
- The risk management program was introduced in the annual sales planning process with a view to initiate our sales and client facing teams to risk management on a more formal basis. The program was well-received with several business unit heads taking the lead on institutionalizing the IRM framework in their customer-facing activities.
- The Chairman of the Risk Committee participated in the Annual Strategy Planning meet (STRAP) to formally communicate Infosys' Risk Philosophy with the senior leaders of the Company, and integrate risk management with the Strategy Planning and execution processes. Risk management objectives would be integrated with the Balanced Scorecard for the Company, and the resultant business plans for individual business units, effective this year.

In the coming months, we expect to make considerable progress on institutionalizing the IRM framework across the organization. We believe, over time, this will help enhance business performance by improving the balance of risks and rewards with customers.

Risk management is an on-going and iterative process based on the dynamics of the risk environment. Moreover, at Infosys, we continually seek to improve and enhance our ability to identify risks and plan responses thereto. Accordingly, the risk framework, its primary and secondary risk categories, definitions, etc., may be subject to change. The above frameworks and other information related to risk, relate only to Infosys and represent the Management's perception on risk management.

# Corporate governance report

*"There are those who will tell you that business and ethics cannot stand together. In the short run it might appear that companies pay a price for adhering to values while their competitors get ahead in a shorter time frame, but in the long run people would learn to distinguish, stakeholders learn to ask the right questions, and distinguish between the grain and chaff. Those that don't subscribe to values will fall by the way side; those that subscribe to values will last the course and will set benchmarks."*

M. Damodaran

*Chairman, Securities and Exchange Board of India*

*Remarks at a seminar on 'business ethics' organized by the Loyola Institute of Business Administration (LIBA) on March 15, 2007.*

Corporate governance is about maximizing shareholder value legally, ethically and on a sustainable basis, while ensuring fairness to every stakeholder – the Company's customers, employees, investors, vendor-partners, the government of the land and the community. Thus, corporate governance is a reflection of a Company's culture, policies, its relationship with the stakeholders, and its commitment to values.

Corporate governance had its origins in the 19th century, arising in response to the separation of ownership and control following the formation of joint stock companies. The owners or shareholders of these companies, who were not involved in day-to-day operational issues, required assurances that those in control of the Company, the directors and managers, were safeguarding their investments and accurately reporting the financial outcome of their business activities. Thus, shareholders were the original focus of corporate governance.

The Treadway Commission was formed in the U.S. in 1985 following a number of financial failures, frauds and questionable business practices reporting in 1987. The commission found that breakdowns in internal control were a contributing factor in nearly 50% of fraudulent financial reporting. In 1987, the Committee of Sponsoring Organizations' (COSO) of the Treadway Commission defined three objectives for internal control in their final framework which was issued in 1992:

- Effectiveness and efficiency of operations
- Reliability of financial reporting
- Compliance with laws and regulations

Safeguarding of assets was added as an objective in 1994.

The Cadbury (internal financial control) and Greenbury (disclosure of directors' remuneration) committees report published in the United Kingdom is a landmark. As the debate on corporate governance was still raging, the Hampel Committee was formed toward the end of 1995. This committee issued its report in 1998 and highlighted the role of corporate governance as a contributor to business prosperity, in addition to its previous focus on financial reporting.

The Hampel report incorporated the recommendations from both the Cadbury and Greenbury committees and was published as the Combined Code in June 1998. In addition to reviewing the effectiveness of internal financial controls, the Hampel report recommended that the directors review all internal controls. The Turnbull Committee was subsequently established to provide guidance on this issue.

The *Higgs Report* on non-executive directors and the *Smith Report* on audit committees, both published in January 2003, form part of the systematic review of corporate governance being undertaken in the U.K. and Europe. The recommendations of these two reports are aimed at strengthening the existing framework for corporate governance in the U.K., enhancing the effectiveness of non-executive directors and switching the key audit relationship from executive directors to an independent audit committee.

Following the corporate governance scandals in the U.S., the Sarbanes Oxley Act was enacted which brought about fundamental changes in virtually every area of corporate governance and particularly in auditor independence, conflict of interest, corporate responsibility and enhanced financial disclosures.

The governments of the 30 member countries in the Organization for Economic Cooperation and Development (OECD) approved a revised version of the OECD's Principles of Corporate Governance. The Principles are intended to assist governments in their efforts to evaluate and improve the legal, institutional and regulatory framework for corporate governance in their countries, and to provide guidance and suggestions for stock exchanges, investors, corporations, and other parties that have a role in the process of developing good corporate governance.

In India, the industry, rather than the government, provided the initial impetus for corporate governance reform. Driven by a desire to make Indian businesses more competitive and respected globally, the Confederation of Indian Industries (CII) published a voluntary Code of Corporate Governance in 1998, one of the first major codes in Asia. The Securities and Exchange Board of India (SEBI) followed by setting up the Kumar Mangalam Birla Committee on Corporate Governance. The recommendations of the committee in December 1999 formed the basis for Clause 49 of the Listing Agreement.

In addition, the Department of Company Affairs, Government of India, constituted a nine-member committee under the chairmanship of Mr. Naresh Chandra, former Indian ambassador to the U.S., to examine various corporate governance issues.

SEBI instituted a committee under the chairmanship of Mr. N. R. Narayana Murthy in 2004 which recommended enhancements in corporate governance. SEBI has incorporated the recommendations made by the *Narayana Murthy Committee on Corporate Governance* report in Clause 49 of the Listing Agreement. The revised Clause 49 was made effective from January 1, 2006. Infosys' compliance with these various requirements is presented in this report. We fully comply with, and indeed go beyond, all these recommendations on corporate governance.

We believe that sound corporate governance is critical to enhance and retain investor trust. Accordingly, we always seek to ensure that we attain our performance rules with integrity. Our Board exercises its fiduciary responsibilities in the widest sense of the term. Our disclosures always seeks to attain the best practices in international corporate governance. We also endeavor to enhance long-term shareholder value and respect minority rights in all our business decisions.

Our corporate governance philosophy is based on the following principles:

- Satisfy the spirit of the law and not just the letter of the law. Corporate governance standards should go beyond the law.
- Be transparent and maintain a high degree of disclosure levels. When in doubt, disclose.
- Make a clear distinction between personal conveniences and corporate resources.
- Communicate externally, in a truthful manner, about how the Company is run internally.
- Comply with the laws in all the countries in which the Company operates.
- Have a simple and transparent corporate structure driven solely by business needs.
- Management is the trustee of the shareholders' capital and not the owner.

At the core of our corporate governance practice is, the Board, which oversees how the management serves and protects the long-term interests of all stakeholders of the Company. We believe that an active,

well-informed and independent Board is necessary to ensure the highest standards of corporate governance. The majority of the Board, eight out of 15, are independent members. Further, we have audit, compensation, investor grievance, nominations, and risk management committees, which comprise independent directors.

As a part of our commitment to follow global best practices, we comply with the Euroshareholders Corporate Governance Guidelines 2000, and the recommendations of the Conference Board Commission on Public Trusts and Private Enterprises in the U.S. We also adhere to the UN Global Compact Programme. Further, a note on Infosys' compliance with the corporate governance guidelines of six countries – in their national languages – is presented in the section *Additional information to shareholders*.

## Corporate governance ratings

### CRISIL

CRISIL assigned us the "CRISIL GVC Level 1" rating. This Governance and Value Creation (GVC) rating indicates our capability to create wealth for all our stakeholders while adopting sound corporate governance practices.

### ICRA

ICRA assigned "CGR 1" rating to our corporate governance practices. The rating of CGR 1 is the highest on ICRA's Corporate Governance Rating (CGR) scale of CGR1 to CGR 6. We are the first Company to be assigned the highest CGR by ICRA.

The highest CGR reflects our transparent shareholding pattern; sound Board practices; interactive decision-making process; high level of transparency and disclosures encompassing all important aspects of our operations; and our track record in investor servicing. A notable feature of our corporate governance practices is the emphasis on "substance" over "form", besides our transparent approach to following such practices:

## Corporate governance guidelines

Over the years, the Board has developed corporate governance guidelines to help fulfill our corporate responsibility to various stakeholders. This ensures that the Board will have the necessary authority and practices in place, to review and evaluate our operations when required. Further, it allows the Board to make decisions that are independent of the Management.

The Board may change these guidelines from time to time to effectively achieve our stated objectives.

## A. Board composition

### Size and composition of the Board

The current policy is to have an appropriate mix of executive and independent directors to maintain the independence of the Board, and to separate the Board functions of governance and management. The Board consists of 15 members, six of whom are executive or full-time directors, one is non-executive and eight are independent directors.

Four of the executive directors are founders of the Company. The Board believes that the current size is appropriate, based on the Company's present circumstances. The Board periodically evaluates the need for increasing or decreasing its size.

The composition of our Board, and the number of outside directorships held by each of the directors is given in the table.

### Composition of the Board, and directorships held during fiscal 2007

| | | | Directorships held as on March 31, 2007 | | Committee membership | Chairperson |
|---|---|---|---|---|---|---|
| Name of director | Position | Relationship with other directors | India listed companies* | All companies around the world** (listed & unlisted) | In all companies*** | In committees*** |
| N. R. Narayana Murthy* | Chairman of the Board and Chief Mentor; Non-executive and founder director | None | 1 | 6 | 4 | – |
| Nandan M. Nilekani | CEO and Managing Director; Executive and founder director | None | – | 2 | 1 | – |
| S. Gopalakrishnan | President, COO and Joint Managing Director, Head – Customer Service and Technology; Executive and founder director | None | – | 3 | – | – |
| Deepak M. Satwalekar | Lead independent director | None | 5 | 8 | 8 | 3 |
| Prof. Marti G. Subrahmanyam | Independent director | None | 1 | 8 | 7 | 3 |
| Dr. Omkar Goswami | Independent director | None | 7 | 10 | 16 | 4 |
| Rama Bijapurkar | Independent director | None | 4 | 9 | 5 | 2 |
| Claude Smadja | Independent director | None | – | 5 | 6 | 3 |
| Sridar A. Iyengar | Independent director | None | 1 | 10 | 5 | 1 |
| David L. Boyles | Independent director | None | – | 3 | 3 | 1 |
| Jeffrey S. Lehman | Independent director | None | – | 1 | 3 | – |
| K. Dinesh | Head – Communication Design Group, Information Systems, and Quality & Productivity; Executive and founder director | None | – | 2 | 1 | 1 |
| S. D. Shibulal | Group Head – World-wide Sales & Customer Delivery; Executive and founder director | None | – | 4 | 2 | 1 |
| T. V. Mohandas Pai | Head – Education & Research, and Human Resources, Executive director | None | – | 3 | 2 | – |
| Srinath Batni | Group Co Head – World-wide Customer Delivery; Executive director | None | – | 3 | 2 | – |

* *Appointed as additional director with effect from August 21, 2006*

* *Excluding directorship in Infosys Technologies Limited and its subsidiaries*

** *Directorships in companies around the world including Infosys Technologies Limited and its subsidiaries*

*** *Includes Audit Committee, Compensation / Remuneration Committee, Nominations Committee, Risk Management Committee and Investor Grievance Committee in all companies including Infosys Technologies Limited and its subsidiaries*

## Responsibilities of the Chairman, CEO and the COO

Our current policy is to have a Chairman and Chief Mentor – Mr. N. R. Narayana Murthy; a Chief Executive Officer (CEO) and Managing Director – Mr. Nandan M. Nilekani; and a President, Chief Operating Officer (COO) and Joint Managing Director – Mr. S. Gopalakrishnan. There are clear demarcations of responsibility and authority among the three.

- *The Chairman and Chief Mentor* is responsible for mentoring our core management team in transforming us into a world-class, next-generation organization that provides state-of-the-art, technology-leveraged business solutions to corporations across the world. He also interacts with global thought leaders to enhance our leadership position. In addition, he continues to interact with various institutions to highlight and help bring about the benefits of IT to every section of society. As Chairman of the Board, he is also responsible for all Board matters.
- *The CEO and Managing Director* is responsible for corporate strategy, brand equity, planning, external contacts and other management matters. He is also responsible for achieving the annual business plan.
- *The President, COO and Joint Managing Director* is responsible for all customer service operations. He is also responsible for technology, new initiatives, acquisitions and investments.

The CEO, COO, the other executive directors and the senior management, make periodic presentations to the Board on their responsibilities, performance and targets.

## Recent Management changes

From 2002 to 2006, Mr. N. R. Narayana Murthy served as the Executive Chairman of the Company. The two roles of Executive Chairman and CEO were a good combination to achieve the Company's goals. After Mr. Murthy retired in August 2006, the Board opined that having both an Executive Chairman as well as a CEO would best serve the organization. Accordingly, the Board at the meeting held on April 13, 2007, decided that effective June 22, 2007, Mr. Nandan M. Nilekani will be the Co-Chairman of the Board, Mr. S. Gopalakrishnan will be the CEO and Managing Director, and Mr. S. D. Shibulal will be the Chief Operating Officer of the Company.

Mr. Nandan M. Nilekani in his capacity as the Co-Chairman of the Board, will focus on key client relationships, deal with broader industry issues, provide global thought leadership, lead transformation initiatives, contribute to strategy, and will be a brand ambassador.

## Board definition of independent directors

According to Clause 49 of the Listing Agreement with Indian stock exchanges, an independent director means, a person other than an officer or employee of the Company or its subsidiaries or any other individual having a material pecuniary relationship or transactions with the Company which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

We adopted a much stricter definition of independence than required by the NASDAQ listing rules and the Sarbanes-Oxley Act, U.S. The same is provided in the *Audit Committee Charter* section of this Annual Report.

## Lead independent director

Mr. Deepak M. Satwalekar is the lead independent director. Mr. Satwalekar, as the lead independent director, represents and acts as spokesperson for the independent directors as a group, and is responsible for the following activities:

- Presiding over all executive sessions of the Board's independent directors;
- Working closely with the Chairman and the CEO to finalize the information flow, meeting agendas and meeting schedules;
- Liasing between the Chairman, CEO and the independent directors on the Board, and
- Along with the Chairman, taking a lead role in the Board evaluation process;

## Board membership criteria

The nominations committee works with the entire Board to determine the appropriate characteristics, skills and experience needed for the Board as a whole as well as its individual members.

Board members are expected to possess the expertise, skills and experience required to manage and guide a high-growth, high-tech software Company, deriving revenue primarily from G-7 countries. Expertise in strategy, technology, finance, quality and human resources is essential. Generally, the members will be between 40 and 60 years of age. They will not be relatives of an executive director or of an independent director. They are generally not expected to serve in any executive or independent position in any Company that is in direct competition with us. Board members are expected to rigorously prepare for, attend, and participate in all Board and applicable committee meetings. Each Board member is expected to ensure that their other current and planned future commitments do not materially interfere with the member's responsibility as our director.

## Selection of new directors

The Board is responsible for the selection of any new director. The Board delegates the screening and selection process involved in selecting the new directors to the nominations committee, which consists exclusively of independent directors. The nominations committee makes recommendations to the Board on the induction of any new member.

## Membership term

The Board constantly evaluates the contribution of the members and periodically recommends the shareholders about re-appointments as per statute. The current law in India mandates the retirement of one-third of the Board members (who are liable to retire by rotation) every year, and qualifies the retiring members for re-appointment. Executive directors are appointed by the shareholders for a maximum period of five years at a time, but are eligible for re-appointment upon completion of their term. Non-executive directors do not have a specified term, but retire by rotation as per law. The nominations committee of the Board recommends such appointments and re-appointments. However, the membership term is limited by the retirement age for the members.

## Retirement policy

Under this policy, the maximum age of retirement of all executive directors is 60 years, which is the age of superannuation for our employees. Their continuation as members of the Board upon superannuation / retirement is determined by the nominations committee. The age limit for serving on the Board is 65 years.

## Succession planning

The nominations committee constantly works with the Board to evolve succession planning for the positions of the Chairman, CEO, CFO and COO and also develop plans for interim succession for any of them, in case of an unexpected occurrence. The Board, if required, may review the succession plan more frequently.

## Board compensation policy

The compensation committee determines and recommends to the Board, the compensation payable to the directors. All Board-level compensation is approved by shareholders, and separately disclosed in the financial statements.

Remuneration of the executive directors consists of a fixed component and a performance incentive. The compensation committee makes a quarterly appraisal of the performance of the executive directors based on a detailed performance-related matrix. The annual compensation of the executive directors is approved by the compensation committee, within the parameters set by the shareholders at the shareholders' meetings.

Compensation payable to each of the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which is within the limit of 0.5% of the net profits of the Company for the year, calculated as per the provisions of the Companies Act, 1956. The performance of independent directors is reviewed by the full Board on an annual basis. The compensation paid to independent directors and the method of calculation are disclosed separately in the financial statements.

Those executive directors who are founders of the Company have voluntarily excluded themselves from the 1994 Stock Offer Plan, the 1998 Stock Option Plan and the 1999 Stock Option Plan. Independent directors are also not eligible for stock options under these plans, except for the latest 1999 Stock Option Plan. Given below is the compensation of each director and grant of stock options to directors:

## Cash compensation paid to directors in fiscal 2007

*in Rs. except as otherwise stated*

| | Fixed salary | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Basic salary | Perquisites / Allowances | Retiral benefits | Total fixed salary | Bonus / Incentives | Commission | Total | Notice period (in months) |
| N. R. Narayana Murthy* | 5,55,886 | 5,73,617 | 1,66,721 | 12,96,224 | 15,09,233 | 12,73,002 | 40,78,459 | NA |
| Nandan M. Nilekani | 14,36,040 | 4,58,119 | 4,16,009 | 23,10,168 | 28,24,908 | – | 51,35,076 | 6 |
| S. Gopalakrishnan | 14,36,040 | 4,94,020 | 4,19,599 | 23,49,659 | 28,24,908 | – | 51,74,567 | 6 |
| K. Dinesh | 14,36,040 | 4,45,064 | 4,14,703 | 22,95,807 | 28,24,908 | – | 51,20,715 | 6 |
| S. D. Shibulal | 13,49,183 | 3,78,283 | 3,86,019 | 21,13,485 | 25,24,403 | – | 46,37,888 | 6 |
| Srinath Batni | 21,10,080 | 7,44,036 | 5,66,750 | 34,20,866 | 43,43,782 | – | 77,64,648 | 6 |
| T. V. Mohandas Pai | 25,11,120 | 9,38,695 | 6,58,880 | 41,08,695 | 50,57,166 | – | 91,65,861 | 6 |
| Deepak M. Satwalekar | – | – | – | – | – | 22,16,590 | 22,16,590 | NA |
| Prof. Marti G. Subrahmanyam | – | – | – | – | – | 20,01,090 | 20,01,090 | NA |
| Dr. Omkar Goswami | – | – | – | – | – | 20,01,090 | 20,01,090 | NA |
| Rama Bijapurkar | – | – | – | – | – | 20,01,090 | 20,01,090 | NA |
| Claude Smadja | – | – | – | – | – | 20,01,090 | 20,01,090 | NA |
| Sridar A. Iyengar | – | – | – | – | – | 20,01,090 | 20,01,090 | NA |
| David L. Boyles | – | – | – | – | – | 20,01,090 | 20,01,090 | NA |
| Jeffrey S. Lehman | – | – | – | – | – | 19,24,113 | 19,24,113 | NA |
| Sen. Larry Pressler** | – | – | – | – | – | 3,91,348 | 3,91,348 | NA |

**Ceased to be an executive director with effect from August 20, 2006*
***Ceased to be a director with effect from June 10, 2006*

None of the above directors are eligible for any severance pay.

## Shares and options held by non-executive directors as on March 31, 2007

| | Equity shares (No.) | ADS (Nos.) | Stock options (1999 Plan) | Grant price (Rs.) | Expiry date |
|---|---|---|---|---|---|
| N. R. Narayana Murthy | 31,79,672 | – | – | – | – |
| Deepak M. Satwalekar | 56,000 | – | – | – | – |
| Prof. Marti G. Subrahmanyam | 38,000 | 22,300 | – | – | – |
| Dr. Omkar Goswami | 12,300 | – | – | – | – |
| Rama Bijapurkar | 20,000 | – | – | – | – |
| Claude Smadja | 8,398 | – | 7,602 | 416.71 | Jul 9, 2011 |
| Sridar A. Iyengar | 10,000 | – | – | – | – |
| David L. Boyles | – | 2,000 | – | – | – |
| Jeffrey S. Lehman | – | 900 | – | – | – |

The above options were issued at fair market value. The options granted will vest over a period of four years from the date of grant.

## Independent directors' remuneration

Section 309 of the Companies Act, 1956 provides that a director who is neither in the whole-time employment of the Company nor a managing director may be paid remuneration by way of commission, if the Company, by special resolution authorizes such payment. Members of the Company at the Annual General Meeting held on June 12, 2004, approved payment of remuneration by way of commission to non-executive directors, at a sum not exceeding 0.5% per annum of our net profits. We have paid Rs. 1.78 crore (US $413,262) as commission to our non-executive directors. The aggregate amount was arrived as per the following criteria:

| | US $ | Rs. crore |
|---|---|---|
| Fixed pay for all directors | 35,000 | 0.15 |
| Variable pay based on the attendance at Board meetings | 12,500 | 0.05 |
| Chairperson of the Board | 7,500 | 0.03 |
| Lead independent director | 2,500 | 0.01 |
| Chairperson of audit committee | 5,000 | 0.02 |
| Chairperson of other committees | 2,500 | 0.01 |
| Members of other committee not being chairperson of any other committee | 2,500 | 0.01 |

*(1 US $ = Rs. 43.10)*

The Board of Directors at their meeting held on April 13, 2007 approved changes to the commission payable to non-executive directors. The changes are effective from April 1, 2007 and the new criteria for payment of commission are as follows:

| | US $ | Rs. crore |
|---|---|---|
| Fixed pay for all directors | 75,000 | 0.32 |
| Variable pay based on the attendance at Board meetings | 25,000 | 0.10 |
| Chairperson of the Board | 25,000 | 0.10 |
| Lead independent director | 15,000 | 0.06 |
| Chairperson of audit committee | 20,000 | 0.08 |
| Members of the audit committee | 10,000 | 0.04 |
| Chairperson of other committees | 5,000 | 0.02 |
| Members of other committees | 2,500 | 0.01 |

*(1 US $ = Rs. 43.10)*

The Board believes that the above commission structure is commensurate with the global best practice in terms of remunerating non-executive directors for a company of similar size and adequately compensates for the time and contribution made by the non-executive directors.

### Memberships in other Boards

Executive directors may, with the prior consent of the Chairperson of the Board of Directors, serve on the Board of one other business entity, provided that such business entity is not in direct competition with the business operations of the Company. Executive directors are also allowed to serve on the Board of corporate or government bodies whose interests are germane to the future of the software business, or are key economic institutions of the nation, or whose prime objective is that of benefiting society.

Independent directors are not expected to serve on the boards of competing companies. Other than this, there are no limitations on them, save those imposed by law and good corporate governance practices. The number of outside directorships held by each of our directors is given in the table in this report.

## B. Board meetings

### Scheduling and selection of agenda items for Board meetings

Dates for Board meetings in the ensuing year are decided in advance and published as part of the Annual Report. Most Board meetings are held at our registered office at Electronics City, Bangalore, India. The chairman of the Board and the Company secretary draft the agenda for each meeting, along with explanatory notes in consultation with the lead independent director, and distribute these in advance to the directors. Every Board member is free to suggest items for inclusion on the agenda. The Board meets at least once a quarter to review the quarterly results and other items on the agenda, and also on the occasion of the annual shareholders' meeting. Additional meetings are held, when necessary. Independent directors are expected to attend at least four Board meetings in a year. However, the Board being represented by independent directors from various parts of the globe, it may not be possible for each one of them to be physically present at all the meetings. We effectively use video / teleconference facilities to facilitate their participation. Committees of the Board usually meet the day before the formal Board meeting, or when required, for transacting business. Seven Board meetings were held during the year ended March 31, 2007. These were held on April 14, 2006, April 20, 2006, June 10, 2006 (coinciding with last year's Annual General Meeting of the shareholders), July 12, 2006, October 11, 2006, January 11, 2007 and March 12, 2007.

### Number of Board meetings and the attendance of directors during fiscal 2007

Given in the table is the attendance record of the directors

| | No. of Board meetings held | No. of Board meetings attended | Attendance at last AGM |
|---|---|---|---|
| N. R. Narayana Murthy | 7 | 5 | Yes |
| Nandan M. Nilekani | 7 | 7 | Yes |
| S. Gopalakrishnan | 7 | 6 | Yes |
| Deepak M. Satwalekar | 7 | 5 | Yes |
| Prof. Marti G. Subrahmanyam | 7 | 5 | Yes |
| Sridar A. Iyengar | 7 | 5 | Yes |
| Dr. Omkar Goswami | 7 | 5 | Yes |
| Sen. Larry Pressler* | 2 | 1 | Yes |
| Rama Bijapurkar | 7 | 5 | Yes |
| Claude Smadja | 7 | 5 | Yes |
| David L. Boyles | 7 | 5 | Yes |
| Jeffrey S. Lehman | 7 | 4 | No |
| K. Dinesh | 7 | 6 | Yes |
| S. D. Shibulal | 7 | 7 | Yes |
| T. V. Mohandas Pai | 7 | 7 | Yes |
| Srinath Batni | 7 | 7 | Yes |

**Ceased to be a director in June 2006*

### Availability of information to the members of the Board

The Board has unfettered and complete access to any information within the Company, and to any of our employees. At meetings of the Board, it welcomes the presence of managers who can provide additional insights into the items being discussed.

The information regularly supplied to the Board includes:

- Annual operating plans and budgets, capital budgets, and updates
- Quarterly results of our operating divisions or business segments
- Minutes of meetings of audit, compensation, nominations, investor grievance and investment committees, as well as abstracts of circular resolutions passed. Also, Board minutes of the subsidiary companies
- General notices of interest
- Dividend data
- Information on recruitment and remuneration of senior officers just below the Board level, including appointment or removal of CFO and company secretary
- Materially important litigations, show cause, demand, prosecution and penalty notices
- Fatal or serious accidents or dangerous occurrences, any material effluent or pollution problems
- Any materially relevant default in financial obligations to and by us or substantial non-payment for goods sold by us
- Any issue that involves possible public or product liability claims of a substantial nature
- Details of any joint venture, acquisitions of companies or collaboration agreement
- Transactions that involve substantial payment toward goodwill, brand equity or intellectual property
- Significant development on the human resources front
- Sale of material nature, of investments, subsidiaries and assets, which are not in the normal course of business
- Details of foreign exchange exposure and the steps taken by the management to limit risks of adverse exchange rate movement
- Non-compliance of any regulatory, statutory or listing requirements as well as shareholder services such as non-payment of dividend and delays in share transfer

## Independent directors' discussion

The Board's policy is to regularly have separate meetings with independent directors to update them on all business-related issues and new initiatives. In such meetings, the executive directors and other senior management personnel make presentations on relevant issues.

In addition, our independent directors will meet periodically in an executive session, i.e. without the chairperson, any of the executive directors or the management being present.

## Materially significant related party transactions

There have been no materially significant related party transactions, monetary transactions or relationships between us and our directors, management, subsidiary or relatives except for those disclosed in the financial statements for the year ended March 31, 2007.

# C. Board committees

Currently, the Board has five committees: the audit committee, the compensation committee, the nominations committee, the investor grievance committee, and the risk management committee. All committees, consist entirely of independent directors.

The Board is responsible for constituting, assigning, co-opting and fixing terms of service for committee members, and it delegates these powers to the nominations committee.

The chairperson of the Board, in consultation with the Company secretary and the committee chairman, determine the frequency and duration of the committee meetings. Normally, all the committees meet four times a year except the investment committee and the share transfer committee, which meet as and when the need arises. Typically, the meetings of the audit, compensation, risk management, invest grievance and nominations committees last for the better part of a working day. Recommendations of the committee are submitted to the full Board for approval.

The quorum for meetings is either two members or one-third of the members of the committee, whichever is higher.

## 1. Audit committee

Our audit committee comprises six independent directors. They are:

Deepak M. Satwalekar, *Chairperson*
Prof. Marti G. Subrahmanyam
Dr. Omkar Goswami
Rama Bijapurkar
Sridar A. Iyengar
David L. Boyles

In India, we are listed on The Bombay Stock Exchange, (BSE) and the National Stock Exchange (NSE). In the U.S., we are listed on the NASDAQ. In India, Clause 49 of the Listing Agreement makes it mandatory for listed companies to adopt an appropriate audit committee charter. The Blue Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) recommended that every listed company adopt an audit committee charter. This recommendation has been adopted by NASDAQ also.

In our meeting on May 27, 2000, our audit committee adopted a charter which meets the requirements of Clause 49 of the Listing Agreement with Indian stock exchanges and the SEC. The charter is given below:

## 1.1 Audit committee charter

1. Primary objective of the audit committee

The primary objective of the audit committee (the committee) of Infosys Technologies Limited (the Company) is to monitor and provide effective supervision of the management's financial reporting process with a view to ensure accurate, timely and proper disclosures, and transparency, integrity and quality of financial reporting.

The committee oversees the work carried out in the financial reporting process by the management, the internal auditors and the independent auditor, and notes the processes and safeguards employed by each.

2. Responsibilities of the audit committee

2.1 Provide an open avenue of communication between the independent auditor, internal auditor, and the Board of Directors (BoD).

2.2 Meet at least four times every year, or more frequently as circumstances require. The audit committee may ask members of the management or others to attend meetings and provide pertinent information as necessary.

2.3 Confirm and assure the independence of the independent auditor and objectivity of the internal auditor.

2.4 Appoint, compensate and oversee the work of the independent auditor (including resolving disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

2.5 Review and pre-approve all related party transactions in the Company. For this purpose, the committee may designate a member who shall be responsible for pre-approving related party transactions.

2.6 Review with the independent auditor the co-ordination of audit efforts to assure completeness of coverage, reduction of redundant efforts, and the effective use of all audit resources.

2.7 Consider and review the following with the independent auditor and the management:

- The adequacy of internal controls including computerized information system controls and security, and
- Related findings and recommendations of the independent auditor and internal auditor, together with the management's responses

2.8 Consider and, if deemed fit, pre-approve all non-auditing services to be provided by the independent auditor to the Company. For the purpose of this clause, "non-auditing services" shall mean any professional services provided to the Company by the independent auditor, other than those provided to the Company in connection with an audit or a review of the financial statements of the Company and includes (but is not limited to):

- Bookkeeping or other services related to the accounting records of financial statements of the Company
- Financial information system design and implementation
- Appraisal or valuation services, fairness opinions, or contribution-in-kind reports
- Actuarial services
- Internal audit outsourcing services
- Management functions or human resources
- Broker or dealer, investment advisor, or investment banking services
- Legal services and expert services unrelated to the audit,
- Any other service that the BoD determines impermissible

2.9 Review and discuss with the management and the independent auditor, the annual audited financial statements and quarterly audited / unaudited financial statements, including the Company's disclosures under "*Management's Discussion and Analysis of Financial Condition and Results of Operations*", prior to filing the Company's Annual Report on Form 20-F and quarterly results on Form 6-K, respectively, with the SEC.

2.10 Direct the Company's independent auditor to review before filing with the SEC, the Company's interim financial statements included in quarterly reports on Form 6-K, using professional standards and procedures for conducting such reviews.

2.11 Conduct a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements provided to the Management by the independent auditor.

2.12 Review before release, the unedited quarterly operating results in the Company's quarterly earnings release.

2.13 Oversee compliance with the requirements of the SEC and SEBI, as the case may be, for disclosure of auditors' services and audit committee members, member qualifications and activities.

2.14 Review, approve and monitor the code of ethics that the Company plans for its senior financial officers.

2.15 Review management's monitoring of compliance with the Company's standards of business conduct and with the Foreign Corrupt Practices Act.

2.16 Review, in conjunction with the counsel, any legal matters that could have a significant impact on the Company's financial statements.

2.17 Oversee and review, at least annually, the Company's risk management policies, including its investment policies.

2.18 Review the Company's compliance with employee benefit plans.

2.19 Oversee and review the Company's policies regarding information technology and management information systems.

2.20 If necessary, institute special investigations with full access to all books, records, facilities and personnel of the Company.

2.21 As appropriate, obtain advice and assistance from outside legal, accounting or other advisors.

2.22 Review its own charter, structure, processes and membership requirements.

2.23 Provide a report in the Company's proxy statement in accordance with the rules and regulations of the SEC.

2.24 Establish procedures for receiving, retaining and treating complaints received by the Company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

2.25 Consider and review the following with the Management, internal auditor and the independent auditor:

- Significant findings during the year, including the status of previous audit recommendations
- Any difficulties encountered during audit work including any restrictions on the scope of activities or access to required information, and
- Any changes required in the planned scope of the internal audit plan

2.26 Report periodically to the BoD on significant results of the foregoing activities.

3. Composition of the audit committee

The committee shall consist solely of 'independent' directors (as defined in (i) NASDAQ Rule 4200 and (ii) the rules of the Securities and Exchange Commission) of the Company and shall be comprised of a minimum of three directors. Each member will be able to read and understand fundamental financial statements, in accordance with the NASDAQ National Market Audit Committee requirements. They should be diligent, knowledgeable, dedicated, interested in the job and willing to devote a substantial amount of time and energy to the responsibilities of the committee, in addition to BoD responsibilities. At least one of the members shall be a "Financial Expert" as defined in Section 407 of the Sarbanes-Oxley Act. The members of the committee shall be elected by the BoD and shall continue until their successors are duly elected. The duties and responsibilities of a member are in addition to those applicable to a member of the BoD. In recognition of the time burden associated with the service and, with a view to bringing in fresh insight, the committee may consider limiting the term of the audit committee service, by automatic rotation or by other means. One of the members shall be elected as the chairperson, either by the full BoD or by the members themselves, by majority vote.

4. Relationship with independent and internal auditors

4.1 The committee has the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the independent auditor in accordance with the law. All possible measures must be taken by the committee to ensure the objectivity and independence of the independent auditor. These include:

- Reviewing the independent auditors' proposed audit scope, approach and independence
- Obtaining from the independent auditor periodic formal written statements delineating all relationships between the auditor and the Company consistent with applicable regulatory requirements and presenting this statement to the BoD
- Actively engaging in dialogue with the auditors with respect to any disclosed relationships or services that may impact their objectivity and independence and / or recommend that the full BoD take appropriate action to ensure their independence
- Encouraging the independent auditor to have open and frank discussions on their judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting. This includes such issues as the clarity of the Company's financial disclosures, and degree of aggressiveness or conservatism of the Company's accounting principles and underlying estimates, and other significant decisions made by the management in preparing the financial disclosure and audited by them.
- Carrying out the attest function in conformity with U.S. GAAS, to perform an interim financial review as required under Statement of Auditing Standards 71 of the American Institute of Certified Public Accountants and also discuss with the committee or its chairman, and an appropriate representative of Financial Management and Accounting, in person or by telephone conference call, the matters described in SAS 61, Communications with the Committee, as amended by SAS 90 Audit Committee Communication prior to the Company's filing of its Form 6-K (and preferably prior to any public announcement of financial results), including significant adjustments, management judgment and accounting estimates, significant new accounting policies, and disagreements with management, and
- Reviewing reports submitted to the audit committee by the independent auditor in accordance with the applicable SEC requirements.

4.2 The internal auditors of the Company are in the best position to evaluate and report on the adequacy and effectiveness of the internal controls. Keeping in view the need for the internal auditors' independence from the management to remain objective, a formal mechanism should be created to facilitate confidential exchanges between the internal auditors and the

committee, regardless of irregularities or problems. The work carried out by each of these auditors needs to be assessed and reviewed with the independent auditor and appropriate recommendations made to the BoD.

5. Disclosure requirements

5.1 The committee charter should be published in the Annual Report once every three years and also whenever any significant amendment is made to the charter.

5.2 The committee shall disclose in the Company's Annual Report whether or not, with respect to the concerned fiscal year:

- The management has reviewed the audited financial statements with the committee, including a discussion of the quality of the accounting principles as applied, and significant judgments affecting the Company's financial statements
- The independent auditors have discussed with the committee their judgments of the quality of those principles as applied and judgments referred to above under the circumstances
- The members of the committee have discussed among themselves, without the management or the independent auditor being present, the information disclosed to the committee as described above
- The committee, in reliance on the review and discussions conducted with the management and the independent auditor pursuant to the requirements above, believes that the Company's financial statements are fairly presented in conformity with Generally Accepted Accounting Principles (GAAP) in all material respects, and
- The committee has satisfied its responsibilities in compliance with its charter.

5.3 The committee shall secure compliance that the BoD has affirmed to the NASD / Amex Stock Exchange on the following matters, as required in terms of the relevant NASD / Amex rules:

- Composition of the committee and independence of committee members
- Disclosures relating to non-independent members
- Financial literacy and financial expertise of members, and
- Review of the committee charter.

5.4 The committee shall report to shareholders as required by the relevant rules of the U.S. Securities and Exchange Commission (SEC).

6. Meetings and reports

6.1 The committee shall meet at least four times a year.

6.2 The committee will meet separately with the CEO and the CFO of the Company at such times as are appropriate to review the financial affairs of the Company. The audit committee will meet separately with the independent auditors and internal auditor of the Company, at such times as it deems appropriate (but not less than quarterly) to fulfill the responsibilities of the audit committee under this charter.

6.3 In addition to preparing the report in the Company's proxy statement in accordance with the rules and regulations of the SEC, the committee will summarize its examinations and recommendations to the Board of Directors as may be appropriate, consistent with the committee's charter.

7. Delegation of authority

The committee may delegate to one or more designated members of the committee the authority to pre-approve audit and permissible non-audit services, provided such pre-approval decision is presented to the full audit committee at its scheduled meetings.

8. Definitions

8.1 Independent member

To be 'independent', members should have no relationship with the Company that may interfere with the exercise of their independence from the management and the Company. The following are not considered independent:

- A director who is employed by the Company or any of its affiliates for the current year or in the past five years
- A director who has been a former partner or employee of the independent auditor who worked on the Company's audit engagement in the current year or in the past five years
- A director who accepts any compensation from the Company or any of its affiliates in excess of $60,000 during the previous fiscal year, other than compensation for Board service, benefits under a tax-qualified retirement plan, or non-discretionary compensation in the current year or in the past five years
- A director who is a member of the immediate family of an individual who is, or has been, in the past three years, employed by the Company or any of its affiliates as an executive officer. "Immediate family" includes a person's spouse, parents, children, siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, and anyone who resides in such person's home.
- A director who is a partner in, or a controlling shareholder or an executive officer of, any for-profit business organization to which the Company made, or from which the Company received, payments (other than those arising solely from investments in the Company's securities) that exceed 5% of the Company's or business organization's consolidated gross revenues for that year, or $200,000, whichever is more, in the past five years
- A director who is employed as an executive of another entity such that any of the Company's executives serve on that entity's compensation committee for the current year or in the past five years, and
- A shareholder owning or controlling 20% or more of the Company's voting securities

8.2 Financial expert

For purposes of this Item, an "audit committee financial expert" is an individual with the following attributes:

(1) An understanding of generally accepted accounting principles and financial statements

(2) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves

(3) Experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience in actively supervising one or more persons engaged in such activities;

(4) An understanding of internal control over financial reporting, and

(5) An understanding of audit committee functions.

The individual shall have acquired such attributes through:

(i) Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions

(ii) Experience in actively supervising a principal financial officer, principal accounting officer, controller, public

accountant, auditor or person performing similar functions

(iii) Experience in overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements, or

(iv) Other relevant experience.

## 1.2 Audit committee attendance during fiscal 2007

Four audit committee meetings were held during the year. These were held on April 13, 2006; July 11, 2006; October 10, 2006 and January 10, 2007.

| | No. of meetings | |
|---|---|---|
| | Held | Attended |
| Deepak M. Satwalekar | 4 | 4 |
| Prof. Marti G. Subrahmanyam | 4 | 4 |
| Dr. Omkar Goswami | 4 | 4 |
| Rama Bijapurkar | 4 | 4 |
| Sridar A. Iyengar | 4 | 4 |
| David L. Boyles | 4 | 4 |

During the year, the audit committee held two conference calls on April 4, 2006 and July 7, 2006.

## 1.3 Audit committee report for the year ended March 31, 2007

Each member of the committee is an independent director, according to the definition laid down in the audit committee charter, and Clause 49 of the Listing Agreement with the relevant Indian stock exchanges.

The management is responsible for the Company's internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with the generally accepted auditing standards, and for issuing a report thereon. The committee's responsibility is to monitor these processes. The committee is also responsible for overseeing the processes related to the financial reporting and information dissemination. This is to ensure that the financial statements are true, fair, sufficient and credible. In addition, the committee recommends to the Board the appointment of the Company's internal and independent auditors.

In this context, the committee discussed with the Company's auditors, the overall scope and plans for the independent audit. The management represented to the committee that the Company's financial statements were prepared in accordance with Generally Accepted Accounting Principles. The committee discussed with the auditors, in the absence of the management (whenever necessary), the Company's audited financial statements including the auditors' judgments about the quality, not just the applicability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The committee also discussed with the auditors other matters required by the Statement on Auditing Standards No.1 (SAS 61) – Communication with Audit Committees as amended and the Sarbanes Oxley Act of 2002.

Relying on the review and discussions conducted with the management and the independent auditors, the audit committee believes that the Company's financial statements are fairly presented in conformity with Generally Accepted Accounting Principles in all material aspects.

The committee has also reviewed the internal controls put in place to ensure that the accounts of the Company are properly maintained and that the accounting transactions are in accordance with prevailing laws and regulations. In conducting such reviews, the committee found no material discrepancy or weakness in the internal control systems of the Company.

The committee also reviewed the financial and risk management policies of the Company and expressed its satisfaction with the same.

The company's auditors provided to the committee the written disclosures required by Independence Standards Board Standard No. 1 – 'Independence Discussions with Audit Committees', based on which the committee discussed the auditors' independence with both the management and the auditors. After review, the committee expressed its satisfaction on the independence of both the internal and the statutory auditors.

Moreover, the committee considered whether any non-audit services provided by the auditors' firm could impair the auditors' independence, and concluded that there were no such services provided.

The committee secured compliance on the affirmation of the Board of Directors to the NASDAQ stock exchange, under the relevant rules of the exchange on composition of the committee and independence of the committee members, disclosures relating to non-independent members, financial literacy and financial expertise of members, and a review of the audit charter.

Based on the committee's discussion with the management and the auditors and the committee's review of the representations of the management and the report of the auditors to the committee, the committee has recommended the following to the Board of Directors:

1. The audited financial statements prepared as per Indian GAAP of Infosys Technologies Limited for the year ended March 31, 2007, be accepted by the Board as a true and fair statement of the financial status of the Company
2. The audited consolidated financial statements prepared as per Indian GAAP of Infosys Technologies Limited and its subsidiaries for the year ended March 31, 2007 be accepted by the Board as a true and fair statement of the financial status of the group, and
3. The audited financial statements prepared as per U.S. GAAP, and to be included in the Company's Annual Report on Form 20-F, for the fiscal year ended March 31, 2007 be filed with the U.S. Securities and Exchange Commission.

The committee has recommended to the Board the re-appointment and fees of BSR & Co., Chartered Accountants, as the statutory auditors of the Company for the fiscal year ending March 31, 2008, and that the necessary resolutions for appointing them as auditors be placed before the shareholders. The committee has also recommended to the Board, the appointment of KPMG, India, as independent auditors of the Company for the U.S. GAAP financial statements, for the financial year ending March 31, 2008.

The committee recommended the appointment of internal auditors to review various operations of the Company, and determined and approved the fees payable to them.

The committee has also issued a letter in line with recommendation No. 9 of the Blue Ribbon Committee on audit committee effectiveness, which is to be provided in the *Financial statements prepared in accordance with U.S. GAAP* section of the Annual Report on Form 20-F.

In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the *Audit committee charter*.

Sd/-

Bangalore<br>May 02, 2007

Deepak M. Satwalekar<br>*Chairperson, Audit committee*

## 2. Compensation committee

Our compensation committee comprises four independent directors. They are:

Prof. Marti G. Subrahmanyam, *Chairperson*
Deepak M. Satwalekar
Sridar A. Iyengar
Prof. Jeffrey S. Lehman*
Sen. Larry Pressler**

* *Appointed as a member with effect from April 14, 2006*
** *Ceased to be a member with effect from June 10, 2006*

### Compensation committee charter

#### Purpose

The purpose of the compensation committee of the Board of directors (the Board) shall be, to discharge the Board's responsibilities relating to compensation of the Company's executive directors and senior management. The committee has overall responsibility for approving and evaluating the executive directors and senior management compensation plans, policies and programs.

#### Committee membership and organization

The compensation committee will be appointed by the Board and will serve at its discretion. The compensation committee shall consist of no fewer than three members. The members of the compensation committee shall meet the (i) independence requirements of the listing standards of the NASDAQ, (ii) non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, and (iii) the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended.

The members of the compensation committee will be appointed by the Board on the recommendation of the nomination committee.

#### Committee responsibilities and authority

The compensation committee shall annually review and approve for the CEO, the executive directors and senior management (a) the annual base salary, (b) the annual incentive bonus, including the specific goals and amount, (c) equity compensation, (d) employment agreements, severance arrangements, and change in control agreements / provisions, and (e) any other benefits, compensation or arrangements.

The compensation committee, in consultation with the CEO, shall review the performance of all the executive directors each quarter, on the basis of detailed performance parameters set for each of the executive directors at the beginning of the year. The compensation committee may, from time to time, also evaluate the usefulness of such performance parameters, and make necessary amendments.

The compensation committee is responsible for administering our stock option plans, including the review and grant of options to eligible employees under the plans.

The compensation committee may also make recommendations to the Board with respect to incentive compensation plans.

The compensation committee may form subcommittees and delegate authority to them when appropriate.

The compensation committee shall make regular reports to the Board.

The compensation committee shall review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

The compensation committee shall annually review its own performance.

The compensation committee shall have the sole authority to retain and terminate the services of any compensation consultant to be used to assist in the evaluation of CEO, executive directors or senior management compensation and shall have the sole authority to approve the consultant's fees and other retention terms. The compensation committee shall also have the authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

#### Compensation committee attendance during fiscal 2007

Four compensation committee meetings were held during the year ended March 31, 2007. These were held on April 13, 2006; July 12, 2006; October 11, 2006; and January 11, 2007.

| | No. of meetings | |
|---|---|---|
| | Held | Attended |
| Prof. Marti G. Subrahmanyam | 4 | 4 |
| Deepak M. Satwalekar | 4 | 4 |
| Sridar A. Iyengar | 4 | 4 |
| Prof. Jeffrey S. Lehman* | 3 | 3 |
| Sen. Larry Pressler** | 1 | 1 |

* *Appointed as a member with effect from April 14, 2006*
** *Ceased to be a member with effect from June 10, 2006*

During the year, the Compensation committee held four conference calls on June 10, 2006; September 11, 2006; January 4, 2007 and March 6, 2007.

#### Compensation committee report for the year ended March 31, 2007

The committee reviewed the performance of all executive directors on a quarterly basis and approved the payment of individual performance incentive to each of them.

The committee reviewed all the outstanding unvested options granted under the 1998 and 1999 plans and approved acceleration of 5,72,000 options which were held by non-managerial employees of the Company. In the normal course, these options were to vest by October 2007.

The committee granted 6,38,761 stock options under the Employees Stock Options Plan 1999 to the employees of Infosys BPO Limited (majority owned subsidiary of Infosys Technologies Limited).

The committee believes that the compensation and benefits are adequate to motivate and retain the senior officers of the Company.

Save as disclosed, none of the directors had a material beneficial interest in any contract of significance to which the Company or any of its subsidiary undertakings was a party, during the financial year.

Sd/-
Bangalore — Prof. Marti G. Subrahmanyam
April 12, 2007 — *Chairperson, Compensation committee*

## 3. Nominations committee

Our nominations committee comprises of five independent directors. They are:

Claude Smadja, *Chairperson*
Deepak M. Satwalekar
Dr. Omkar Goswami
David L. Boyles
Prof. Jeffrey S. Lehman*
Sen. Larry Pressler**

* *Appointed as a member with effect from April 14, 2006*
** *Ceased to be a member with effect form June 10, 2006*

### Nominations committee charter

#### Purpose

The purpose of the Nomination Committee (the "Committee") of the Board of Directors (the "Board") of Infosys Technologies Limited (the "Company") is to oversee the Company's nomination process for the top level management and specifically to identify, screen and review individuals qualified to serve as Executive Directors, Non Executive Directors and Independent Directors consistent with criteria approved by the Board and to recommend, for approval by the Board, nominees for election at the annual meeting of shareholders.

### Membership

The members of the Committee will be appointed by and shall serve at the discretion of the Board. The Committee shall consist exclusively of Independent Directors of the Board, and the minimum number for such a Committee shall be three.

Unless the Board designates a chair, members of the Committee may designate a chair by majority vote of the Committee. A majority of the members of the Committee will constitute a quorum for the transaction of the business of the Committee, or two members of the Committee, whichever is less.

### Authority and responsibilities

The Committee has the authority to undertake the specific duties and responsibilities listed below and will have the authority to undertake such other specific duties as the Board from time to time prescribes. Specific responsibilities of the Committee include:

### Director nomination

Identifying, screening and reviewing candidates for Executive Director, Non Executive Director and Independent Director positions, consistent with qualifications and criteria approved by the Board (including evaluation of incumbent Directors for potential re-nomination), and passing on the recommendations to the Board candidates for: (i) nomination for election or re-election by the stockholders; and (ii) any Board vacancies that are to be filled by the Board.

The Nomination Committee may act on its own in identifying potential candidates, inside or outside the Company, or may act upon proposals submitted by the Chairman of the Board of Directors. The Committee will review and discuss all documents pertaining to candidates and will conduct evaluation of candidates in accordance with a process that it sees fit and appropriate, passing on the recommendations for the nomination to the Board.

### Consultative role

The Nomination Committee plays a consultative role for any appointment requiring Board approval, as stipulated via by-law or regulation, for top management positions such as CFO, Corporate Secretary, Head of HR (if the candidate for the position is not slated to be an Executive Director). It provides its advice and recommendation to the Board.

### Director evaluation

Coordinating and overseeing the annual self-evaluation of the performance of the Board and of individual Directors in the governance of the Company.

### Other responsibilities

- Reviewing and reassessing the adequacy of the Committee's charter as the need requires and recommending changes to the Board.
- Reviewing the Company's Corporate Governance Guidelines periodically and recommending amendment to the Board as necessary.

### Specific powers

- The Committee may conduct or authorize studies of matters within the Committee's scope of responsibility with full access to all books, records, facilities, and personnel of the Company.
- The Committee may, at the expense of the Company, retain advisors to assist it in connection with its functions, as it deems necessary or appropriate. The Company shall provide for appropriate funding, as determined by the Committee, for payment of any advisors employed by the Committee pursuant to this charter. The Company shall pay the ordinary administrative expenses of the Committee that are necessary or appropriate for the carrying out of its duties.

### Meetings

The Committee shall meet at least twice a year, in conjunction with regular Board of Directors meetings. Additional meetings of the Committee shall be held from time to time as determined by the needs of the Board or the Committee. If need arises, meetings may be held telephonically to address issues in between Nomination Committee meetings. In lieu of a meeting, upon decision from the chairman of the Committee, the Committee may also act by unanimous written consent.

### Minutes

The Committee will maintain written minutes of its meetings, including formal telephonic meetings, which will be filed with the minutes of the meetings of the Board, and will also comprise the record of any action taken by written consent.

### Reports

The Committee shall report to the full Board at the regularly scheduled Board meetings on such issues as the Committee may determine are necessary or appropriate in the discharge of its duties.

### Compensation

Members of the Committee shall receive such fees, if any, for their services as Committee members as may be determined by the Board.

### Nominations committee attendance during fiscal 2007

Nominations committee held four meetings during the year on April 13, 2006; July 11, 2006; October 10, 2006; and January 11, 2007.

| | No. of meetings | |
|---|---|---|
| | Held | Attended |
| Claude Smadja | 4 | 4 |
| Deepak M. Satwalekar | 4 | 4 |
| Dr. Omkar Goswami | 4 | 4 |
| David L. Boyles | 4 | 4 |
| Prof. Jeffrey S. Lehman* | 3 | 3 |
| Sen. Larry Pressler** | 1 | 1 |

** Appointed as a member with effect from April 14, 2006*

***Ceased to be a member from June 10, 2006*

### Nominations committee report for the year ended March 31, 2007

The committee discussed the issue of the retirement of members of the Board as per statutory requirements. As a third of the members have to retire every year based on their date of appointment, Mr. Deepak M Satwalekar, Prof. Marti G Subrahmanyam, Mr. S. Gopalakrishnan, Mr. S. D. Shibulal and Mr. T. V. Mohandas Pai will retire in the ensuing Annual General Meeting. The committee considered their performance and recommended that the necessary resolutions for their re-election be considered by the shareholders. The committee also recommended the appointment of Mr. N. R. Narayana Murthy to the office of director and recommended that the necessary resolution for their appointment be considered by the shareholders.

The committee also recommended the re-appointment of Mr. Nandan M. Nilekani and Mr. K. Dinesh as whole-time Directors' for a further period of five years and recommended that the necessary resolution for their re-appointment be considered by the shareholders.

The committee further recommended to the Board that effective June 22, 2007, Nandan M. Nilekani, CEO and Managing Director, assume the role of Co-Chairman of the Board of Directors, S. Gopalakrishnan (Kris), currently Chief Operating Officer, President and Joint Managing Director, take over as Chief Executive Officer and Managing Director and S. D. Shibulal, currently serving as Member of the Board and Group Head – World-wide Sales & Customer Delivery be the Chief Operating Officer.

Sd/-

Bangalore
April 12, 2007

Claude Smadja
*Chairperson, Nominations committee*

## 4. Investor grievance committee

Our investor grievance committee comprises of four independent director. They are:

Rama Bijapurkar, *Chairperson*
Dr. Omkar Goswami
Claude Smadja
Prof. Jeffrey S. Lehman*
Sen. Larry Pressler**

* *Appointed as a member with effect from April 14, 2006*
** *Ceased to be a member with effect from June 10, 2006*

Parvatheesam K., Company Secretary is the Compliance Officer.

### Investor grievance committee attendance during fiscal 2007

The committee has the mandate to review and redress shareholder grievances. Four investor grievance committee meetings were held during the year on April 13, 2006; July 12, 2006; October 10, 2006; and January 11, 2007.

| | No. of meetings | |
|---|---|---|
| | Held | Attended |
| Rama Bijapurkar | 4 | 4 |
| Dr. Omkar Goswami | 4 | 4 |
| Claude Smadja | 4 | 3 |
| Prof. Jeffrey S. Lehman* | 3 | 3 |
| Sen. Larry Pressler** | 1 | 1 |

* *Appointed as a member with effect from April 14, 2006*
** *Ceased to be a member with effect from June 10, 2006*

### Investor grievance committee report for the year ended March 31, 2007

The committee expresses satisfaction with the Company's performance in dealing with investor grievances and its share transfer system.

Details of complaints resolved during the financial year 2006-07 are as follows:

| Nature of complaints received | Received during the year | Resolved during the year | Closing |
|---|---|---|---|
| Dividend related | 859 | 859 | – |

It has also noted the shareholding in dematerialized mode as on March 31, 2007 as being 99.62%, as against 99.61% in the previous year.

Sd/-

Bangalore — Rama Bijapurkar
April 12, 2007 — *Chairperson, Investor grievance committee*

## 5. Risk management committee

Our risk management committee comprises of four independent director. They are:

David L. Boyles, *Chairperson*
Prof. Marti G. Subrahmanyam
Claude Smadja
Sridar A. Iyengar

### Risk management committee charter

#### Purpose

The purpose of the risk management committee of the Board of Directors (the "Board") of Infosys Technologies Limited (the "Company") shall be to assist the Board in fulfilling its corporate governance in overseeing the responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and external environment risks. The Committee has overall responsibility for monitoring and approving the Risk Policies and associated practices of the Company.

The risk management committee is also responsible for reviewing and approving risk disclosure statements in any public documents or disclosures.

#### Committee membership and organization

The risk management committee shall be appointed by and will serve at the discretion of the Board. The risk management committee shall consist of no fewer than three members. The members of the risk management committee shall meet the (i) independence requirements of the listing standards of the NASDAQ, (ii) non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, (iii) the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended, and any other requirements in India.

The members of the risk management committee will be appointed by the Board on the recommendation of the nominating committee.

#### Meetings and Quorum

The committee shall meet at least four times a year. Two members, being independent directors present shall form the quorum for the meeting of the committee.

#### Committee responsibilities and authority

The risk management committee shall annually review and approve the Risk Management Policy and associated frameworks, processes and practices of the Company.

The risk management committee shall ensure that the Company is taking the appropriate measures to achieve prudent balance between risk and reward in both ongoing and new business activities.

The risk management committee shall evaluate significant risk exposures of the Company and assess management's actions to mitigate the exposures in a timely manner (including one-off initiatives, and ongoing activities such as business continuity planning and disaster recovery planning & testing).

The risk management committee will coordinate its activities with the Audit Committee in instances where there is any overlap with audit activities (e.g. internal or external audit issue relating to risk management policy or practice).

The risk management committee may form and delegate authority to subcommittees when appropriate.

The risk management committee shall make regular reports to the Board.

The risk management committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

The Board shall review the performance of the risk management committee annually.

The risk management committee shall have access to any internal information necessary to fulfill its oversight role. The risk management committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

### Risk management committee attendance during fiscal 2007

Risk management committee held three meetings during the year on July 11, 2006; October 11, 2006; and January 11, 2007.

| | No. of meetings | |
|---|---|---|
| | Held | Attended |
| David L. Boyles | 3 | 3 |
| Prof. Marti G. Subrahmanyam | 3 | 3 |
| Claude Smadja | 3 | 3 |
| Sridar A. Iyengar | 3 | 3 |

## Risk management committee report for the year ended March 31, 2007

The committee reviewed the risk management activities concluded in Infosys on a quarterly basis, and approved the risk management approach adopted by the organization. The committee reviewed the findings of the Risk Self Identification (RSI) exercise and the Risk Identification and Assessment pilots, and approved of the systemic and immediate measures instituted to decrease the risk profile for the Company.

The committee also reviewed and approved the Infosys Risk Management Framework, for comprehensive deployment across the enterprise in a phased manner. The committee believes that the Infosys Risk Framework is adequate to cover all material risks facing the organization, and will strengthen the risk management practices across the Company, resulting in a reduced risk exposure.

In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the Risk Management Committee charter.

Sd/-

Bangalore
April 13, 2007

David L. Boyles
*Chairperson, Risk management committee*

# D. Management review and responsibility

## Formal evaluation of officers

The compensation committee of the Board approves the compensation and benefits for all executive Board members as well as members of the management council. Another committee, headed by the CEO, reviews, evaluates and decides the annual compensation of our officers from the level of Associate Vice President, but excluding members of the management council. The compensation committee of the Board administers the 1998 and the 1999 Stock Option Plans.

## Board interaction with clients, employees, institutional investors, the government and the press

The chairman, the CEO and the COO, in consultation with the CFO, handle all interactions with investors, media, and various governments. The CEO and the COO manage all interactions with clients and employees.

## Risk management

We have an integrated approach to managing risks inherent in various aspects of our business. A detailed *Risk management report* is provided elsewhere in the Annual Report.

## Management's discussion and analysis

This is given as a separate section in this Annual Report in accordance with both Indian GAAP and U.S. GAAP financials.

# E. Shareholders

## Disclosures regarding appointment or re-appointment of directors

According to the Articles of Association, one-third of the directors retire by rotation and, if eligible, offer themselves for re-appointment at the Annual General Meeting of shareholders. As per Article 122 of the Articles of Association, Mr. Deepak M. Satwalekar, Prof. Marti G Subrahmanyam, Mr. S. Gopalakrishnan, Mr. S. D. Shibulal and Mr. T. V. Mohandas Pai will retire in the ensuing Annual General Meeting. The Board has recommended the re-appointment of all the retiring directors. The detailed resumes of all these directors are provided in the Notice to the Annual General Meeting.

## Communication to shareholders

Since June 1997, we have been sending to each shareholder, quarterly reports, which contain selective financial data extracted from the audited financial statements under Indian GAAP and unaudited financial statements under U.S. GAAP, along with additional information. Moreover, the quarterly / annual results and official news releases are generally published in *The Economic Times, The Times of India, Business Standard, Business Line, Financial Express* and the *Udayavani* (a regional daily published from Bangalore). Quarterly and annual financial statements, along with segmental information, are posted on our website (www.infosys.com). Earnings calls with analysts and investors are broadcast live on the website, and their transcripts are published on the website soon thereafter. Any specific presentations made to analysts and others are also posted on our website.

The proceedings of the Annual General Meeting are webcast live for shareholders across the world. The video archives are also available on our website for reference.

## Investor grievances and share transfer

We have a Board-level investor grievance committee to examine and redress shareholders' and investors' complaints. The status on complaints and share transfers is reported to the full Board. The details of shares transferred and the nature of complaints are provided in the *Additional information to shareholders* section of the Annual Report.

For shares transferred in physical form, the Company gives adequate notice to the seller before registering the transfer of shares. The share transfer committee of the Company will meet as often as required to approve share transfers. For matters regarding shares transferred in physical form, share certificates, dividends, change of address, etc., shareholders should communicate with Karvy Computershare Private Limited, our registrar and share transfer agent. Their address is given in the section on Shareholder information.

Shares transacted in electronic form can be effected in a much simpler and faster manner. After confirmation of sale / purchase transaction from the broker, shareholders should approach the depositary participant with a request to debit or credit the account for the transaction. The depositary participant will immediately arrange to complete the transaction by updating the account. There is no need for separate communication to the Company to register the share transfer.

## Details of non-compliance

There has been no non-compliance of any legal requirements nor have there been any strictures imposed by any stock exchange, SEBI or SEC, on any matters relating to the capital market over the last three years.

## General body meetings

Details of the last three Annual General Meetings are given below:

### Date, time and venue of the last three AGMs

| Financial year ended | Date | Start time | Venue |
|---|---|---|---|
| Mar 31, 2004 | Jun 12, 2004 | 15:00 hrs IST | J. N. Tata Auditorium, IISc, Bangalore, India |
| Mar 31, 2005 | Jun 11, 2005 | 15:00 hrs IST | NIMHANS Convention Centre, Hosur Road, Bangalore, India |
| Mar 31, 2006 | Jun 10, 2006 | 15:00 hrs IST | NIMHANS Convention Centre, Hosur Road, Bangalore, India |
| | Nov 7, 2006* | 09:00 hrs IST | NIMHANS Convention Centre, Hosur Road, Bangalore, India |

* *Extraordinary General Meeting*

The following special resolutions were passed by the members during the past three Annual General Meetings:

### Annual General Meeting held on June 10, 2006

- Alteration in the capital clause of Articles of Association.

### Annual General Meeting held on June 11, 2005

- Approve keeping of register of members, index of members, returns and copies of certificates and documents in the office of Karvy Computershare Private Limited, the Company's registrar and share transfer agents.

### Annual General Meeting held on June 12, 2004

- Delist the Company's shares from the Bangalore Stock Exchange Limited.
- Payment of remuneration in the form of commission to directors who are neither in the whole-time employment of the Company nor a managing director.
- Alteration in the capital clause of Articles of Association.

### Postal ballots

For the year ended March 31, 2007, there are no ordinary or special resolutions that need to be passed by our shareholders through a postal ballot.

### Auditors' certificate on corporate governance

As required by Clause 49 of the Listing Agreement, the auditors' certificate is given as an annexure to the Directors' report.

### CEO and CFO certification

As required by Clause 49 of the Listing Agreement, the CEO / CFO certification is provided elsewhere in the Annual Report.

### Compliance with non-mandatory requirements of Clause 49 of the Listing Agreement

Clause 49 of the Listing Agreement mandates us to obtain a certificate from either the auditors or practicing company secretaries regarding compliance of conditions of corporate governance as stipulated in the Clause and annex the certificate with the director's report, which is sent annually to all our shareholders. We have obtained a certificate to this effect and the same is given as an annexure to the Directors' report.

The Clause further states that the non-mandatory requirements may be implemented as per our discretion. However, the disclosures of compliance with mandatory requirements and adoption (and compliance) / non-adoption of the non-mandatory requirements shall be made in the *Corporate governance report* in the Annual Report. We comply with the following non-mandatory requirements:

### The Board

Independent Directors may have a tenure not exceeding, in the aggregate, a period of nine years, on our Board.

None of the independent directors on our Board have served for a tenure exceeding nine years from the date when the new Clause 49 became effective.

### Remuneration committee

We have instituted a compensation committee. A detailed note on compensation / remuneration committee is provided elsewhere in the report.

### Shareholders' rights

The Clause states that a half-yearly declaration of financial performance including summary of the significant events in the last six months, may be sent to each shareholder. We communicate with investors regularly through e-mail, telephone and face-to-face meetings either in investor conferences, company visits or on road shows. We also leverage the Internet in communicating with our investor base.

We announce quarterly financial results within two weeks of the close of a quarter. After the announcement of the quarterly financial results, a business television channel in India, telecasts a live discussion with our management. This enables a large number of retail shareholders in India to better understand our operations. The announcement of quarterly results is followed by press conferences and earnings conference calls. The earnings calls are webcast live on the Internet so that information is available to all at the same time. Further, transcripts of the earnings calls are posted on our website (www.infosys.com), within 72 hours. Also, we send the quarterly reports to each household of shareholders.

Highlights of the results are also made available to mobile phone users in India through SMS and WAP.

We have also voluntarily furnished eXtensible Business Reporting Language (XBRL) data to the United States Securities and Exchange Commission (SEC). We are participating in SEC's voluntary program for reporting financial Information on EDGAR using XBRL and are one of the few companies in the world to adopt this standard.

### Training of Board members

All new non-executive directors inducted into the Board are given an orientation. Presentations are made by various executive directors giving an overview of our operations to familiarize the new non-executive directors with the operations. The new non-executive directors are given orientation on our services, group structure and subsidiaries, Company's constitution, Board procedures and matters reserved for Board, Company's major risks, risk management strategy, etc.

The Board's policy is to have separate meetings regularly with independent directors to update them on all business-related issues and new initiatives. In such meetings, the executive directors and other senior management personnel make presentations on relevant issues.

### Mechanism for evaluating non-executive Board members

The Board evaluates the performance of non-executive / independent directors through a peer-evaluation process every year. Each external Board member has to present before the entire Board on how they have performed / added value to us. Every Board member evaluates each external Board member on a scale of 1 to 10 based on the performance indicators.

Independent directors have three key roles, namely, Governance, Control and Guidance. Some of the performance indicators based on which the independent directors are evaluated are:

- Ability to contribute to and monitor our corporate governance practices
- Ability to contribute by introducing international best practices to address top-management issues
- Active participation in long-term strategic planning
- Commitment to the fulfillment of a director's obligations and fiduciary responsibilities – this includes participation and attendance.

### Whistle-blower policy

We have established a mechanism for employees to report concerns about unethical behavior, actual or suspected fraud, or violation of our code of conduct or ethics policy. The mechanism also provides for adequate safeguards against victimization of employees who avail of the mechanism and also provide for direct access to the Chairperson of the Audit Committee in exceptional cases. We further affirm that during fiscal 2007, no employee has been denied access to the audit committee.

## F. Compliance with the corporate governance codes

### Naresh Chandra Committee

The Government of India, by an order dated August 21, 2002, constituted a high-level committee under the Chairmanship of Mr. Naresh Chandra to examine the auditor-company relationship and to regulate the role of auditors. The trigger was the happenings in the U.S. and certain instances in India involving auditors. In fact, the spontaneity with which the U.S. responded to the high-profile corporate scams by enacting Sarbanes-Oxley Act in a very short time and taking strong measures to deter recurrences of such scams, has made the Indian regulators and authorities come out with almost similar recommendations. The Naresh Chandra Committee report contains five chapters. Chapters 2, 3 and 4 which deal with auditor-company relationship, auditing the auditors' and independent directors' role, remuneration and training are relevant to us. Chapter 1 is an introductory section and chapter 5 relates to regulatory changes. We comply with these recommendations.

### Kumar Mangalam Birla Committee

The Securities and Exchange Board of India (SEBI) appointed the Committee on Corporate Governance on May 7, 1999, under the chairmanship of Mr. Kumar Mangalam Birla, member of SEBI Board, to promote and raise the standards of corporate governance. SEBI Board considered and adopted the recommendations of the committee in its meeting held on January 25, 2000. In accordance with the guidelines provided by SEBI, the market regulator, the stock exchanges had modified the listing requirements by incorporating in the listing agreement a new Clause 49, so that proper disclosure for corporate governance is made by companies in the following areas: Board of Directors, Audit Committee, Remuneration Committee, Board Procedure, Management Discussion and Analysis, Information to Shareholders, and Report on Corporate Governance in the annual report. We comply with these recommendations.

### Revised Clause 49 of the listing agreement

SEBI, with a view to improve corporate governance standards in India, constituted the Committee on Corporate Governance under the chairmanship of Mr. N. R. Narayana Murthy. This move of SEBI signifies the regulator's anxiety to ensure that the governance practices are corrected and improved upon expeditiously. The terms of reference to the committee were to review the performance of corporate governance and to determine the role of companies in responding to rumors and other price-sensitive information circulating in the market, in order to enhance the transparency and integrity of the market.

The committee came out with two sets of recommendations: the mandatory recommendations and the non-mandatory recommendations.

The mandatory recommendations focus on strengthening the responsibilities of audit committees, improving the quality of financial disclosures, including those pertaining to related party transactions and proceeds from initial public offerings, requiring corporate executive boards to assess and disclose business risks in the annual reports of companies, calling upon the Board to adopt a formal code of conduct, the position of nominee directors and improved disclosures relating to compensation to non-executive directors and shareholders' approval of the same.

The non-mandatory recommendations pertain to moving to a regime providing for unqualified corporate financial statements, training of Board members and evaluation of non-executive directors' performance by a peer group comprising the entire Board of Directors, excluding the director being evaluated.

SEBI has incorporated the recommendations made by the Narayana Murthy Committee on Corporate Governance in Clause 49.

Clause 49 as revised was made effective from January 1, 2006. We fully comply with the revised Clause 49 of the listing agreement.

### Euro shareholders Corporate Governance Guidelines 2000

"Euroshareholders" is the confederation of European shareholders associations, constituted with the overall task of representing the interests of individual shareholders in the European Union. In April 1999, the Organization for Economic Cooperation and Development (OECD) published its general principles on corporate governance. The Euroshareholders guidelines are based on the same principles, but are more specific and detailed. Subject to the statutory regulations in force in India, we comply with these recommendations.

### Compliance with findings and recommendation of The Conference Board Commission on Public Trust and Private Enterprises in the U.S.

The Conference Board Commission on Public Trust and Private Enterprises was convened to address the circumstances which led to corporate scandals and the subsequent decline of confidence in American capital markets. The Commission has suggested ways in which appropriate governance practices can work to rebuild confidence in the integrity, reliability, and transparency of these markets by addressing three key, and much debated, areas – executive compensation, corporate governance, and audit and accounting issues – as they relate to publicly-held corporations. The Commission issued its first set of findings and recommendations – Part 1: Executive Compensation, on September 17, 2002. Part 2: Corporate Governance and Part 3: Audit and Accounting were released on January 9, 2003. We substantially comply with these recommendations.

### OECD Principles of Corporate Governance

The governments of the 30 Organization for Economic Cooperation and Development (OECD) countries have recently approved a revised version of the OECD's Principles of Corporate Governance adding new recommendations for good practice in corporate behavior with a view to rebuilding and maintaining public trust in companies and stock markets.

The revised Principles respond to a number of issues that have undermined the confidence of investors in Company management in recent years. They call on governments to ensure genuinely effective regulatory frameworks and on companies themselves to be truly accountable. They advocate increased awareness among

institutional investors and an effective role for shareholders in executive compensation. They also urge strengthened transparency and disclosure to counter conflicts of interest.

We substantially comply with these principles of corporate governance.

A detailed compliance report with the recommendations of various committees listed above is available in the Investors section of our website (www.infosys.com).

## United Nations Global Compact Programme

Announced by the United Nations Secretary General, Mr. Kofi Annan, at the World Economic Forum in Davos, Switzerland, in January 1999, and formally launched at the UN Headquarters in July 2000, the Global Compact Programme calls on companies to embrace nine principles in the areas of human rights, labor standards and environment. The Programme is a value-based platform designed to promote institutional learning. It utilizes the power of transparency and dialogue to identify and disseminate good practices based on universal principles. The nine principles are drawn from the Universal Declaration of Human Rights, the International Labor Organization's Fundamental Principles on Rights at Work, and the Rio Principles on Environment and Development.

According to these principles, business should:

- Support and respect the protection of internationally proclaimed human rights:

  Corporate leadership in human rights is good for the community and for business. The benefits of responsible engagement for business include a greater chance of a stable and harmonious atmosphere in which to do business, and a better understanding of the opportunities and problems of the social context. Further, the benefits of corporate social responsibility for society include less adverse impacts from ill-thought-through business initiatives.

- Ensure that they are not complicit in human rights abuses:

  An effective human rights policy will help companies avoid being implicated in human rights violations.

- Uphold the freedom of association and the effective recognition of the right to collective bargaining:

  Freedom of association and the exercise of collective bargaining provide opportunities for constructive rather than confrontational dialogue, which harness energy to focus on solutions that result in benefits to the enterprise, its stakeholders, and the society at large.

- Support the elimination of all forms of forced and compulsory labor:

  Forced labor robs societies of the opportunities to apply and develop human resources for the labor markets of today, and develop the skills in education of children for the labor markets of tomorrow.

- Support the effective abolition of child labor:

  Child labor results in scores of under-skilled, unqualified workers and jeopardizes future skills improvements in the workforce. Children who do not complete their primary education are likely to remain illiterate and will not acquire the skills needed to get a job and contribute to the development of a modern economy.

- Eliminate discrimination with respect to employment and occupation:

  Discrimination in employment and occupation restricts the available pool of workers and skills, and isolates an employer from the wider community. Non-discriminatory practices help ensure that the best-qualified person fills the job.

- Support a precautionary approach to environmental challenges:

  It is more cost-effective to take early actions to ensure that irreversible environmental damage does not occur. This requires developing a life-cycle approach to business activities to manage the uncertainty and ensure transparency. Investing in production methods that are not sustainable, that deplete resources and that degrade the environment, has a lower long-term return than investing in sustainable operations.

- Undertake initiatives to promote greater environmental responsibility:

  Given the increasingly central role of the private sector in global governance issues, the public is demanding that business manage its operations in a manner that will enhance economic prosperity, ensure environmental protection and promote social justice.

- Encourage the development and diffusion of environment friendly technologies:

  Limit production processes and technology that do not use resources efficiently, generate residues and discharge effluents. Implementing environmentally sound technologies helps a Company reduce the use of raw materials leading to increased efficiency and increased competitiveness of the Company.

On August 27, 2001, we adopted the UN Global Compact Programme and became a partner with the UN in this initiative. A strong sense of social responsibility is an integral part of our value system. We adhere to the principles of the UN Global Compact Programme.

# Shareholder information

## Registered office

Electronics City, Hosur Road, Bangalore 560 100, India
Tel.: +91 80 2852 0261, Fax: +91 80 2852 0362
Website: www.infosys.com

## Date, time and venue of 26th AGM

June 22, 2007, 3.00 p.m. at the NIMHANS Convention Centre, Hosur Road, Bangalore 560 029

## Final dividend

### For fiscal 2007

On or after June 22, 2007, (Within the statutory time limit of 30 days), subject to shareholders' approval

### Dates of book closure

June 8, 2007 to June 22, 2007 (both days inclusive)

## Calendar (tentative and subject to change)

### Financial reporting for the quarter ending

| | | |
|---|---|---|
| Jun 30, 2007 | : | Jul 11, 2007 |
| Sep 30, 2007 | : | Oct 11, 2007 |
| Dec 31, 2007 | : | Jan 11, 2008 |
| Mar 31, 2008 | : | Apr 15, 2008 |

### Interim dividend, if any, for fiscal 2008

November 2007

### Annual General Meeting for fiscal 2008

June 2008

## Listing on stock exchanges

| | In India | | Outside India |
|---|---|---|---|
| Codes | NSE | BSE | NASDAQ |
| Exchange | INFOSYSTCH | 500209 | INFY |
| Reuters | INFY.NS | INFY.BO | INFY.O |
| Bloomberg | NINFO IN | INFO IN | – |

### Listing fees for 2007-08

Paid for all the above stock exchanges

## Investor services

### Servicing of investor complaints

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Received | Attended | Received | Attended |
| Non-receipt of dividend warrants / bonus shares | 859 | 859 | 430 | 430 |

We attended to most of the investors' grievances / correspondences within a period of 10 days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

### Dematerialization of shares and liquidity

We were the first in India to pay a one-time custodial fee of Rs. 44.43 lakh to the National Securities Depository Limited (NSDL). Consequently, our shareholders do not have to pay depositary participants the custodial fee charged by NSDL on their holding. 99.62% of our outstanding shares are now held in electronic form.

### Share transfers in physical form

Shares sent for physical transfer are effected after giving a notice of 15 days to the seller for sale confirmation. Our share transfer committee meets as often as required. The total number of shares transferred in physical form during the year was 5,557 as against 6,309 for the previous year.

### ECS mandate

We have received complaints regarding non-receipt of dividend warrants from shareholders who have not updated their bank account details with the depository participants. In order to enable us to serve our investors better, we request shareholders to update their bank accounts with their respective depository participants.

### Legal proceedings

There are certain pending cases related to disputes over title to shares, in which we had been made a party. However, these cases are not material in nature.

## Distribution of shareholding as on March 31, 2007

| Range of equity shares held | No. of shareholders | % | No. of shares | % |
|---|---|---|---|---|
| 1 | 9,606 | 1.96 | 9,606 | 0.00 |
| 2–10 | 1,82,140 | 37.26 | 12,53,027 | 0.22 |
| 11–50 | 1,87,240 | 38.30 | 51,12,753 | 0.90 |
| 51–100 | 47,235 | 9.66 | 37,24,204 | 0.65 |
| 101–200 | 23,981 | 4.91 | 37,02,416 | 0.65 |
| 201–500 | 14,474 | 2.96 | 47,95,454 | 0.84 |
| 501–1,000 | 9,481 | 1.94 | 71,17,775 | 1.25 |
| 1,001–5,000 | 9,825 | 2.01 | 2,33,11,316 | 4.08 |
| 5,001–10,000 | 2,261 | 0.46 | 1,60,00,658 | 2.80 |
| 10,001 and above | 2,625 | 0.54 | 39,70,25,996 | 69.50 |
| Total (excluding ADSs) | 4,88,868 | 100.00 | 46,20,53,205 | 80.89 |
| Equity shares underlining ADS* | 1 | 0.00 | 10,91,56,657 | 19.11 |
| Total | 4,88,869 | 100.00 | 57,12,09,862 | 100.00 |

* *Beneficially owned outside India.*

### Distribution of shareholding

| Category | March 31, 2007 Shareholders (No.) | March 31, 2007 Voting strength (%) | March 31, 2007 Number of shares held | March 31, 2006 Shareholders (No.) | March 31, 2006 Voting strength (%) | March 31, 2006 Number of shares held |
|---|---|---|---|---|---|---|
| Founders holding | | | | | | |
| Indian founders | 19 | 16.54 | 9,44,83,178 | 19 | 19.50 | 5,37,30,717 |
| Total of founders holding | 19 | 16.54 | 9,44,83,178 | 19 | 19.50 | 5,37,30,717 |
| Public shareholding | | | | | | |
| Institutional investors | | | | | | |
| Mutual funds | 227 | 3.35 | 1,90,64,788 | 184 | 3.66 | 1,00,92,784 |
| Banks, financial institutions and insurance companies | 60 | 2.92 | 1,66,68,286 | 56 | 2.78 | 76,72,718 |
| Foreign institutional investors | 646 | 32.55 | 18,59,15,580 | 535 | 37.91 | 10,44,67,680 |
| Others | | | | | | |
| Private corporate bodies | 4,337 | 2.35 | 1,34,34,982 | 2,753 | 1.41 | 38,92,188 |
| Indian public | 4,76,788 | 19.48 | 11,12,79,541 | 1,89,375 | 15.49 | 4,26,47,831 |
| NRIs / OCBs / Foreign nationals | 6,739 | 3.20 | 1,83,34,246 | 2,998 | 4.49 | 1,23,85,054 |
| Trusts | 52 | 0.50 | 28,72,604 | 35 | 0.81 | 22,33,286 |
| Total public shareholding | 4,88,849 | 64.35 | 36,75,70,027 | 1,95,936 | 66.55 | 18,33,91,541 |
| Equity shares underlying ADS | 1 | 19.11 | 10,91,56,657 | 1 | 13.95 | 3,84,32,722 |
| Total | 4,88,869 | 100.00 | 57,12,09,862 | 1,95,956 | 100.00 | 27,55,54,980 |

*Note: The Company issued bonus shares in the ratio of 1:1 during July 2006.*

### Stock market data relating to shares listed in India

Our market capitalization is included in the computation of the BSE-30 Sensitive Index (Sensex), the BSE Dollex, S&P CNX NIFTY Index and NASDAQ 100 Index. The table below gives the monthly high and low quotations as well as the volume of shares traded at The Stock Exchange, Mumbai and the National Stock Exchange of India for the current year.

### Monthly highs, lows and trading volume for equity shares

| | BSE High (Rs.) | BSE Low (Rs.) | BSE Volume (No.) | NSE High (Rs.) | NSE Low (Rs.) | NSE Volume (No.) | Total volume (BSE & NSE) (No.). |
|---|---|---|---|---|---|---|---|
| Apr 2006 | 1,667.65 | 1,510.40 | 1,27,28,754 | 1,668.00 | 1,509.42 | 5,18,92,290 | 6,46,21,044 |
| May | 1,627.60 | 1,413.27 | 87,20,848 | 1,628.12 | 1,411.85 | 3,73,56,448 | 4,60,77,296 |
| Jun | 1,538.77 | 1,241.75 | 1,10,77,418 | 1,539.47 | 1,242.60 | 4,49,45,134 | 5,60,22,552 |
| Jul | 1,693.22 | 1,551.95 | 74,13,066 | 1,693.83 | 1,552.50 | 2,79,89,035 | 3,54,02,101 |
| Aug | 1,808.80 | 1,658.70 | 54,39,160 | 1,806.40 | 1,658.00 | 2,26,05,028 | 2,80,44,188 |
| Sep | 1,856.45 | 1,736.35 | 40,85,075 | 1,858.15 | 1,733.55 | 1,83,59,072 | 2,24,44,147 |
| Oct | 2,124.05 | 1,803.20 | 67,12,809 | 2,127.70 | 1,799.95 | 2,96,56,318 | 3,63,69,127 |
| Nov | 2,253.10 | 2,070.55 | 51,80,127 | 2,256.50 | 2,070.00 | 2,71,39,802 | 3,23,19,929 |
| Dec | 2,253.30 | 2,150.50 | 42,35,538 | 2,252.65 | 2,149.65 | 2,45,53,566 | 2,87,89,104 |
| Jan, 2007 | 2,312.60 | 2,168.75 | 56,54,599 | 2,311.35 | 2,164.45 | 2,70,77,383 | 3,27,31,982 |
| Feb | 2,377.50 | 2,078.35 | 43,17,118 | 2,382.95 | 2,077.55 | 2,11,22,234 | 2,54,39,352 |
| Mar | 2,153.45 | 1,991.00 | 65,54,512 | 2,159.15 | 1,990.70 | 3,28,71,866 | 3,94,26,378 |
| Total | *2,377.50 | *1,241.75 | 8,21,19,024 | *2,382.95 | *1,242.60 | 36,55,68,176 | 44,76,87,200 |
| Volume traded / average outstanding shares (%) | FY 2007 | | 18 | | | 79 | 97 |
| | FY 2006 | | 27 | | | 101 | 128 |
| | FY 2005 | | 48 | | | 135 | 182 |

** Represents the yearly high and yearly low of equity shares.*
*The number of shares outstanding is 46,20,53,205. American Depositary Shares (ADSs) have been excluded for the purpose of this calculation.*

### Infosys share price versus the BSE Sensex



160
140
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Apr-06
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Infosys
Sensex

*Base 100 = April 1, 2006*

## Stock market data relating to American Depositary Shares (ADSs)

### Monthly highs, lows and trading volume for ADS

| | High | | Low | | Volume |
|---|---|---|---|---|---|
| | ($) | (Rs.) | ($) | (Rs.) | (No.) |
| Apr, 2006 | 42.39 | 1,901.61 | 37.49 | 1,681.80 | 4,49,07,020 |
| May | 41.21 | 1,904.72 | 34.34 | 1,587.42 | 3,71,87,106 |
| Jun | 38.20 | 1,752.46 | 32.85 | 1,506.82 | 4,31,99,736 |
| Jul | 41.61 | 1,934.45 | 38.18 | 1,775.00 | 4,05,19,519 |
| Aug | 44.96 | 2,087.50 | 40.26 | 1,869.27 | 1,76,07,487 |
| Sep | 48.24 | 2,216.62 | 44.11 | 2,026.85 | 1,81,18,101 |
| Oct | 52.22 | 2,344.68 | 47.28 | 2,122.87 | 2,98,38,591 |
| Nov | 56.50 | 2,519.33 | 50.85 | 2,267.40 | 3,65,21,691 |
| Dec | 55.20 | 2,434.87 | 52.68 | 2,323.71 | 3,13,50,978 |
| Jan, 2007 | 58.32 | 2,570.16 | 54.23 | 2,389.91 | 3,55,18,979 |
| Feb | 60.55 | 2,669.04 | 53.51 | 2,358.72 | 2,72,19,324 |
| Mar | 54.34 | 2,342.05 | 50.16 | 2,161.89 | 3,78,71,005 |
| Total* | 60.55 | 2,669.04 | 32.85 | 1,506.82 | 39,98,59,537 |

** Represents yearly high and yearly low of ADSs.*

*Note: 1 ADS = 1 equity share. U.S. Dollar has been converted into Indian Rupees at the monthly closing rates. The number of ADSs outstanding as on March 31, 2007 was 10,91,56,657. The percentage of volume traded to the total float was 367% as against 501% in the previous year.*

### ADS premium compared to price quoted on BSE



3,000
2,500
2,000
1,500
1,000
500
0
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| | Apr 06 | May 06 | Jun 06 | Jul 06 | Aug 06 | Sep 06 | Oct 06 | Nov 06 | Dec 06 | Jan 07 | Feb 07 | Mar 07 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ADR | 1,902 | 1,906 | 1,752 | 1,934 | 2,086 | 2,217 | 2,346 | 2,519 | 2,436 | 2,570 | 2,669 | 2,342 |
| Equity | 1,666 | 1,629 | 1,539 | 1,693 | 1,809 | 1,858 | 2,124 | 2,253 | 2,253 | 2,313 | 2,378 | 2,153 |
| Premium | 14.03 | 17.03 | 13.89 | 14.25 | 15.41 | 19.43 | 10.39 | 11.82 | 8.06 | 11.14 | 12.26 | 8.76 |

*(Based on the monthly high price)*

### Outstanding ADR warrants and their impact on equity

Our American Depositary Shares (ADSs) as evidenced by American Depositary Receipts (ADRs) are traded in the U.S. on the NASDAQ National Market under the ticker symbol "INFY". Each equity share is represented by one ADS. The ADRs evidencing ADSs began trading on the NASDAQ from March 11, 1999, when they were issued by the Depositary Bankers Trust Company (the Depositary), pursuant to the Deposit Agreement. As of March 31, 2007, there were 85,172 record holders of ADRs evidencing 10,91,56,657 ADSs (1 ADS = 1 equity share).

### Investor contacts

For queries relating to financial statements
V. Balakrishnan
*Chief Financial Officer*
Tel.: +91 80 2852 0440, Fax: +91 80 2852 0754
E-mail: balakv@infosys.com

For queries relating to shares / dividend
K. Parvatheesam
*Company Secretary*
Tel.: +91 80 2852 0261 Ext: 67750, Fax: +91 80 2852 0754
E-mail: parvatheesam_k@infosys.com

Investor correspondence in India
Shekar Narayanan
*Senior Manager – Investor Relations*
Tel.: +91 80 2852 0261 Ext: 67744, Fax: +91 80 2852 0754
E-mail: shekarn@infosys.com

Investor correspondence in United States
Sandeep Mahindroo
*Senior Manager – Investor Relations*
Tel.: +1 510 739 3407, Fax: +1 510 742 3090
E-mail: sandeep_mahindroo@infosys.com

Registrar and share transfer agents
Karvy Computershare Private Limited
Registrars and Share Transfer Agents
Plot No. 17 to 24, Near Image Hospital
Vittalrao Nagar, Madhapur 414,
Hyderabad 500 081, India
Tel.: +9140 2343 1595, Fax: +91 40 2342 0814
E-mail: shobha@karvy.com

Custodian in India (ADS)
ICICI Bank Limited
Securities Market Services
Empire Complex, F7 / E7 First Floor
Senapati Bapat Marg, Lower Parel
Mumbai 400 013, India
Tel.: +91 22 5667 2030 / 2026, Fax: +91 22 5667 2740 / 2779

Depositary bank (ADS)

United States
Deutsche Bank Trust Company Americas
Trust & Securities Services
60 Wall Street, 27th Floor
MS# NYC60-2727
New York, NY 10005, USA
Tel.: +1 212 250 1905, Fax: +1 212 797 0327

India
Deutsche Bank A. G.
Trust & Securities Services
Hazarimal Somani Marg
Fort, Mumbai 400 001, India
Tel.: +91 22 5658 4621 26, Fax: +91 22 2207 9614

# Share price chart

*Base 100 = June 1993*



2,00,000
1,75,000
1,50,000
1,25,000
1,00,000
75,000
50,000
25,000
100
Relative Index
Jun
Mar
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Infosys
BSE Index
Adjusted for bonus issues and stock split

*Historical stock price performance should not be considered indicative of potential future stock price performance.*

# Frequently asked questions

## Corporate

### Where and in which year was Infosys incorporated?

We were incorporated in 1981 as Infosys Consultants Private Limited, as a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when we became a public limited company. We completed our initial public offering of equity shares in India in 1993 and our initial public offering of ADSs in the United States in 1999. In August 2003, June 2005 and November 2006, we completed sponsored secondary offerings of ADSs in the United States on behalf of our shareholders.

Infosys BPO Limited is our majority-owned subsidiary. Infosys Australia, Infosys China, and Infosys Consulting are our wholly-owned subsidiaries.

The address of our registered office is Electronics City, Hosur Road, Bangalore 560 100, Karnataka, India. The telephone number of our registered office is +91 80 2852 0261. Our website address is www.infosys.com.

### Does Infosys have a disclosure policy?

Yes. We have a written disclosure policy, which covers interaction with all the external constituents such as analysts, fund managers and the media.

### Does Infosys have any quiet periods?

During a quiet period, we or any of our officials will not discuss earnings expectations with any external parties. It starts from 15 days prior to the month in which the earnings are going to be released, and ends two days after the announcement of the earnings numbers.

Based on the tentative dates of the earnings release in fiscal 2008, the tentative quiet periods would be as follows:

| Quarter ending | Earnings release date | Quiet period |
|---|---|---|
| Jun 30, 07 | Jul 11, 07 | Jun 16 to Jul 13, 07 |
| Sep 30, 07 | Oct 11, 07 | Sep 16 to Oct 13, 07 |
| Dec 31, 07 | Jan 11, 08 | Dec 16 to Jan 13, 08 |
| Mar 31, 08 | Apr 15, 08 | Mar 16 to Apr 17, 08 |

### What is the employee strength of the Infosys Group?

Distribution of employees:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| Functional classification | | | | |
| Software professionals | 68,156 | 94.3% | 49,495 | 93.9% |
| Support | 4,085 | 5.7% | 3,220 | 6.1% |
| | 72,241 | 100% | 52,715 | 100% |
| Gender classification | | | | |
| Male | 49,922 | 69.1% | 38,179 | 72.4% |
| Female | 22,319 | 30.9% | 14,536 | 27.6% |
| | 72,241 | 100% | 52,715 | 100% |
| Age profile | | | | |
| 20 – 25 | 43,099 | 59.7% | 30,971 | 58.8% |
| 26 – 30 | 19,642 | 27.2% | 14,932 | 28.3% |
| 31 – 40 | 8,600 | 11.9% | 6,107 | 11.6% |
| 41 – 50 | 744 | 1.0% | 585 | 1.1% |
| 51 – 60 | 148 | 0.2% | 116 | 0.2% |
| 60+ | 8 | 0.0% | 4 | 0.0% |
| | 72,241 | 100% | 52,715 | 100% |

### How many software development centers does Infosys have?

We have 44 global development centers of which 24 are in India – seven in Bangalore, three each in Chennai and Pune, two each in Bhubaneswar, Chandigarh and Mangalore, and one each in New Delhi, Hyderabad, Jaipur, Mysore and Thiruvananthapuram. We have a global development center in Toronto, Canada. In addition, there are eight proximity development centers in the United States – Boston, Charlotte, Chicago, Fremont, Houston, New Jersey, Phoenix and Plano; three each in China and the United Kingdom; two in Australia; and one each in Czech Republic, Japan (Tokyo) and Mauritius.

### How many marketing offices does Infosys have?

We have 43 marketing offices around the world of which 38 are located outside India – 14 in the United States, three in Germany, two each in Australia and Switzerland, and one each in Belgium, Canada, China, Czech Republic, Denmark, France, Finland, Hong Kong, Italy, Ireland, Japan, Norway, Spain, Sweden, The Netherlands, U.A.E. and U.K. Addresses of offices are provided in the Annual Report.

## American Depositary Shares (ADSs)

### What is an American Depositary Share?

An ADS is a negotiable certificate evidencing ownership of an outstanding class of stock in a non-United States company. ADSs are created when ordinary shares are delivered to a custodian bank in the domestic market, which then instructs a depositary bank in the United States to issue ADSs based on a predetermined ratio. ADSs are SEC-registered securities and may trade freely, just like any other security, either on an exchange or in the over-the-counter market.

### What is the difference between an ADS and a GDR?

ADSs and GDRs (Global Depositary Receipts) have the same functionality – they both evidence ownership of foreign securities deposited with a custodian bank. ADSs represent securities that are listed in the United States, while GDRs represent securities listed outside the United States, typically in London.

### Do the ADS holders have voting rights?

Yes. In the event of a matter submitted to the holders of ordinary shares for a vote, the ADS holders on record as at a particular date will be allowed to instruct the depositary bank to exercise the vote with respect to the equity shares representing the ADS held by them.

### Are the ADSs entitled to cash dividends?

Yes, whenever dividends are paid to ordinary shareholders, cash dividends to ADS holders are declared in local currency and paid in dollars (based on the prevailing exchange rate) by the depositary bank, net of the depositary's fees and expenses.

## Equity shares

### When did Infosys have its initial public offer (IPO) and what was the initial listing price? Was there any follow-on offering?

We made an initial public offer in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at Rs. 145 per share, compared to the IPO price of Rs. 95 per share. In October 1994, we made a private placement of 5,50,000 shares at Rs. 450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and body corporate. In March 1999, we issued 20,70,000 ADSs (equivalent to 10,35,000 equity shares of par value of Rs. 10 each) at US $34 per ADS under the American Depositary Shares Program and the same were listed on the NASDAQ National Market. All the above data is unadjusted for issue of stock split and bonus shares. During July 2003, June 2005 and November 2006, we successfully completed secondary ADR issues of US $294 million, US $1.07 billion and US $1.6 billion respectively.

### What is the history of bonus issues (equivalent to stock split in the form of stock dividend) and stock split at Infosys?

| Fiscal | Bonus ratio | Stock split ratio |
|---|---|---|
| 1986 | 1:1 | 2 for 1 |
| 1989 | 1:1 | 2 for 1 |
| 1991 | 1:1 | 2 for 1 |
| 1992 | 1:1 | 2 for 1 |
| 1994 | 1:1 | 2 for 1 |
| 1997 | 1:1 | 2 for 1 |
| 1999 | 1:1 | 2 for 1 |
| 2000 | – | 2 for 1 |
| 2005 | 3:1 | 4 for 1 |
| 2007 | 1:1 | 2 for 1 |

### Does Infosys have a dividend reinvestment program or dividend stock purchase plan?

We do not offer a dividend reinvestment program or dividend stock program, at present.

### What is the dividend policy of Infosys?

The current dividend policy is to distribute not more than 20% of the PAT (unconsolidated Indian GAAP) as dividend. The Board of Directors reviews the dividend policy periodically.

## Financial

### What is the employee strength and revenue growth since 1996?

| | | | US GAAP (US $ million) | | | | Indian GAAP – consolidated (Rs. crore) | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Fiscal | Employees | Growth % | Revenues | Growth % | Net income | Growth % | Income | Growth % | PAT*** | Growth % |
| 1996 | 1,172 | 30 | 27 | 47 | 7 | 72 | 89 | 60 | 21 | 58 |
| 1997 | 1,705 | 45 | 40 | 49 | 9 | 27 | 139 | 57 | 34 | 60 |
| 1998 | 2,605 | 53 | 68 | 73 | *13 | 60 | 258 | 85 | 60 | 79 |
| 1999 | 3,766 | 45 | 121 | 77 | *30 | 119 | 509 | 98 | 133 | 120 |
| 2000 | 5,389 | 43 | 203 | 68 | 61 | 102 | 882 | 73 | 286 | 115 |
| 2001 | 9,831 | 82 | 414 | 103 | 132 | 115 | 1,901 | 115 | 623 | 118 |
| 2002 | 10,738 | 9 | 545 | 32 | 164 | 25 | 2,604 | 37 | 808 | 30 |
| 2003 | 15,876 | 48 | 754 | 38 | 195 | 18 | 3,640 | 40 | 955 | 18 |
| 2004 | 25,634 | 61 | 1,063 | 41 | 270 | 39 | 4,853 | 33 | 1,244 | 30 |
| 2005 | 36,750 | 43 | 1,592 | 50 | **419 | 55 | 7,130 | 47 | **1,846 | 48 |
| 2006 | 52,715 | 43 | 2,152 | 35 | 555 | 32 | 9,521 | 34 | 2,458 | 33 |
| 2007 | 72,241 | 37 | 3,090 | 44 | *850 | 53 | 13,893 | 46 | *3,850 | 57 |
| 5-year CAGR | 46% | | 41% | | 39% | | 40% | | 37% | |

**This excludes a one-time deferred stock compensation expense arising from a stock split amounting to US $13 million and US $2 million in fiscal 1999 and 1998, respectively.*
***Includes US $11 million gain on sale of investment in Yantra Corporation, U.S.*
****Before exceptional items*
**Includes US $2 million gain on sale of investment in Yantra Corporation, U.S. and tax reversal of $29 million.*

# Select historical data

*in Rs. crore, except per share data, other information and ratios*

| | 1982 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Financial performance** | | | | | | | | | | | |
| Income | 0.12 | 258 | 509 | 882 | 1,901 | 2,604 | 3,623 | 4,761 | 6,860 | 9,028 | 13,149 |
| Operating profit (PBIDTA) | 0.04 | 86 | 202 | 347 | 765 | 1,038 | 1,272 | 1,584 | 2,325 | 2,989 | 4,225 |
| Interest | – | – | – | – | – | – | – | – | – | – | – |
| Depreciation and amortization | – | 23 | 36 | 53 | 113 | 161 | 189 | 231 | 268 | 409 | 469 |
| Provision for taxation | – | 6 | 23 | 40 | 73 | 135 | 201 | 227 | 325 | 303 | 352 |
| Profit after tax** | 0.04 | 60 | 133 | 286 | 623 | 808 | 958 | 1,243 | 1,859 | 2,421 | 3,777 |
| Dividend | – | 7 | 12 | 30 | 66 | 132 | 179 | 196 | 310 | 412 | 649 |
| One-time / Special dividend | – | – | – | – | – | – | – | 668 | – | 830 | – |
| Return on average net worth (%)** | 96.9 | 42.2 | 54.2 | 40.6 | 56.1 | 46.6 | 38.8 | 40.7 | 43.8 | 39.9 | 41.9 |
| Return on average capital employed (%) | 96.9 | 46.1 | 63.5 | 46.3 | 62.6 | 54.4 | 46.9 | 48.1 | 51.4 | 44.9 | 45.7 |
| **Per share data (Rs.)*** | | | | | | | | | | | |
| Basic EPS** | – | 1.14 | 2.59 | 5.41 | 11.78 | 15.27 | 18.09 | 23.43 | 34.63 | 44.34 | 67.82 |
| Dividend | – | 0.38 | 0.47 | 0.56 | 1.25 | 2.50 | 3.38 | 3.69 | 5.75 | 7.50 | 11.50 |
| One-time / Special dividend | – | – | – | – | – | – | – | 12.50 | – | 15.00 | – |
| Book value | – | 3.27 | 10.86 | 15.75 | 26.26 | 39.29 | 53.98 | 61.03 | 96.87 | 125.15 | 195.41 |
| **Financial position** | | | | | | | | | | | |
| Share capital | – | 16 | 33 | 33 | 33 | 33 | 33 | 33 | 135 | 138 | 286 |
| Reserves and surplus | 0.04 | 157 | 541 | 800 | 1,357 | 2,047 | 2,828 | 3,220 | 5,107 | 6,759 | 10,876 |
| Net worth | 0.04 | 173 | 574 | 833 | 1,390 | 2,080 | 2,861 | 3,253 | 5,242 | 6,897 | 11,162 |
| Debt | – | – | – | – | – | – | – | – | – | – | – |
| Debt-equity ratio | – | – | – | – | – | – | – | – | – | – | – |
| Gross block | – | 105 | 169 | 284 | 631 | 961 | 1,273 | 1,570 | 2,183 | 2,837 | 3,889 |
| Capital expenditure | – | 34 | 72 | 160 | 463 | 323 | 219 | 430 | 794 | 1,048 | 1,443 |
| Cash and cash equivalents | 0.02 | 51 | 417 | 508 | 578 | 1,027 | 1,639 | 1,839 | 1,683 | 3,779 | 5,650 |
| Investment in liquid mutual funds | – | – | – | – | – | – | – | 930 | 1,168 | 684 | – |
| Net current assets | 0.06 | 97 | 473 | 612 | 798 | 1,293 | 2,018 | 1,220 | 2,384 | 3,832 | 7,137 |
| Total assets | 0.04 | 173 | 574 | 833 | 1,390 | 2,080 | 2,861 | 3,253 | 5,242 | 6,897 | 11,162 |
| **Shareholding related** | | | | | | | | | | | |
| Number of shareholders | 7 | 6,622 | 9,527 | 46,314 | 89,643 | 88,650 | 77,010 | 66,945 | 1,58,725 | 1,95,956 | 4,88,869 |
| Market capitalization-period end | NA | 2,963 | 9,673 | 59,338 | 26,926 | 24,654 | 26,847 | 32,909 | 61,073 | 82,154 | 1,15,307 |
| Public shareholding (%)*** | – | 69.04 | 67.18 | 67.55 | 67.69 | 68.08 | 68.32 | 65.56 | 70.20 | 66.55 | 64.35 |
| **Credit rating** | | | | | | | | | | | |
| Standard & Poor's | | | | | | | | | "BBB" | "BBB" | "BBB" |
| Dun & Bradstreet | | | | | | | | 5A1 | 5A1 | 5A1 | 5A1 |
| **Corporate governance rating** | | | | | | | | | | | |
| CRISIL | | | | | | | | GVC Level 1 | GVC Level 1 | GVC Level 1 | GVC Level 1 |
| ICRA | | | | | | | | CGR 1 | CGR 1 | CGR 1 | CGR 1 |

*Note:* *The above figures are based on Indian GAAP (unconsolidated)*

* *Calculated on a per share basis, adjusted for bonus issues in previous years*

** *Excluding extraordinary activities / exceptional items. Fiscal 2007 includes a tax reversal of Rs. 125 crore*

*** *Total public shareholding as defined under Clause 40A of the listing agreement (Excludes shares held by founders and American Depositary Receipt holders)*

# Select historical data

*in Rs. crore, except per share data*


256
509
882
1,901
2,604
3,623
4,761
6,860
9,028
13,149
1998
2007

Income


88
202
347
765
1,038
1,272
1,584
2,325
2,989
4,225
1998
2007

Operating profit (PBIDTA)


60
133
288
623
838
958
1,243
1,859
2,421
3,777
1998
2007

Profit after tax**


2,963
9,673
53,238
26,925
24,654
26,847
32,909
61,073
82,154
115,307
1998
2007

Market capitalization


1.14
2.59
5.41
11.78
15.27
18.09
23.43
34.63
44.01
65.58
1998
2007

Basic EPS**


3.27
10.86
15.75
28.26
30.29
53.98
61.03
96.87
125.15
195.41
1998
2007

Book value

*** Excluding extraordinary activities / exceptional items. for Fiscal 2007, includes a tax reversal of Rs. 125 crore.*

# Revenue segmentation

## Geography

in %

| | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| North America | 63.3 | 64.8 | 65.2 | 71.2 | 73.0 |
| Europe | 26.4 | 24.5 | 22.3 | 19.2 | 17.7 |
| India | 1.6 | 1.7 | 1.9 | 1.4 | 2.1 |
| Rest of the world | 8.7 | 9.0 | 10.6 | 8.2 | 7.2 |
| Total | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 |

## Industry segmentation

in %

| | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Manufacturing | 13.5 | 13.9 | 14.4 | 14.8 | 16.4 |
| Banking, financial services and insurance | 37.4 | 36.0 | 34.6 | 36.6 | 37.6 |
| Banking and financial services | 30.2 | 28.5 | 25.2 | 23.7 | 23.3 |
| Insurance | 7.2 | 7.5 | 9.4 | 12.9 | 14.3 |
| Telecom | 19.3 | 16.5 | 18.5 | 16.6 | 15.2 |
| Retail | 10.0 | 10.1 | 9.8 | 11.6 | 11.4 |
| Energy and utilities | 5.3 | 4.7 | 3.2 | 3.0 | 2.9 |
| Transportation | 2.4 | 5.1 | 7.6 | 7.1 | 6.8 |
| Others | 12.1 | 13.7 | 11.9 | 10.3 | 9.7 |
| Total | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 |

## Service offering

in %

| | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Services | | | | | |
| Development | 21.0 | 20.2 | 23.2 | 25.7 | 32.1 |
| Maintenance | 29.3 | 30.2 | 29.9 | 30.1 | 28.2 |
| Package implementation | 17.5 | 16.2 | 15.2 | 14.5 | 11.0 |
| Testing | 6.9 | 5.9 | 5.8 | 5.3 | 3.4 |
| Re-engineering | 2.1 | 4.7 | 6.2 | 6.0 | 5.5 |
| Consulting | 3.6 | 3.5 | 3.6 | 3.7 | 4.3 |
| Business process management | 4.7 | 4.0 | 2.7 | 1.6 | 0.5 |
| Engineering services | 1.6 | 1.8 | 2.0 | 2.2 | 2.6 |
| Other services | 9.4 | 9.7 | 8.4 | 8.1 | 7.8 |
| Total services | 96.1 | 96.2 | 97.0 | 97.2 | 95.4 |
| Products | 3.9 | 3.8 | 3.0 | 2.8 | 4.6 |
| Total | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 |

## Geographic Segmentation



2007
1.6%
8.7%
26.4%
63.3%
2006
1.7%
9.0%
24.5%
64.8%
North America
Europe
India
Rest of the world

*Note: Figures based on Indian GAAP consolidated financials*

# Ratio analysis

Ratio analysis is one of the standard tools used to analyze the financial health and performance of a company. It helps to spot trends across companies and facilitates intra-firm and inter-firm analysis. Ratios also provide a bird's eye view of the financial condition of the Company. The ratios analyzed in this section are based on Indian GAAP financial statements.

## Financial performance

Exports have grown by 46% during the year ended March 31, 2007, as against 32% in the previous year. Export revenue is from various parts of the globe and is well segmented. Segmental analysis of the revenue is provided under the *Notes to financial statements* section in this report. Exports constituted 98% of total revenue during the fiscal years 2006 and 2007. Domestic revenue constituted 2% of total revenue for the fiscal years 2006 and 2007.

Gross profit for the year ending March 31, 2007 was 45% as compared to 46% in the previous year.

Aggregate employee costs were approximately 48% of total revenue, compared to 47% during the previous year. Selling, general and administration expenses were approximately 13% during the years ended March 31, 2007 and 2006, respectively.

Depreciation was approximately 4% and 5% of total revenue, for the years ended March 31, 2007 and 2006, respectively. Depreciation to average gross block was at 14%, compared to 16% during the previous year.

Effective tax rate excluding tax reversals was approximately 12% for the years ended March 31, 2007 and 2006, respectively.

Profit after tax before exceptional items was 29% and 27% of total revenue, for the years ended March 31, 2007 and 2006, respectively.

PAT after exceptional items was 28% and 27% of total revenue for the years ended March 31, 2007 and 2006.

## Balance sheet analysis

The key ratios affecting our financial condition are discussed below:

As on March 31, 2007, we are a debt-free company. We fund our short-term and long-term cash requirements primarily from internal cash flows.

Current ratio as on March 31, 2007 is 4.9, compared to 2.7 as on March 31, 2006.

The debtors turnover as on March 31, 2007 was 64 days compared to 61 days for the year ended March 31, 2006.

Cash and equivalents to total assets was 51% and 65% as of March 31, 2007 and 2006 respectively. As a percentage of total revenue, cash and equivalents represented 43% and 49% as of March 31, 2007 and March 31, 2006 respectively.

Return on average net worth is 42% as against 40% during the previous year. As we maintain around 51% of our assets in liquid funds, where the returns are less, the above figures need further analysis. If the average liquid assets are adjusted against the average net worth, and revenue earned after tax from liquid assets is adjusted against net profit, return on invested capital stands at 89%, compared to 94% during the previous year.

Capital output ratio is 1.46 compared to 1.49 for the previous year. Invested capital output ratio is 3.31, compared to 3.74 for the previous year.

Value added to total revenue is 81% for the years ended March 31, 2007 and 2006. Enterprise value to total revenue is eight times, compared to nine times in the previous year.

## Per share data*

Basic earnings per share before exceptional items and excluding tax reversals is Rs. 65.58 for the year ended March 31, 2007 as compared to Rs. 44.01 in the previous year.

Basic earnings per share before exceptional items is Rs. 67.82, as compared to Rs. 44.33 for the previous year. Cash earnings per share (basic) is Rs. 76.35, compared to Rs. 51.83 during the previous year. This is due to higher cash generation. Book value per share has increased to Rs. 195.41 as against Rs. 125.15 on March 31, 2006. Dividend payout ratio (excluding one-time special dividend in fiscal 2006) for the years ended March 31, 2007 and 2006 was 19.85% and 19.36% respectively.

The P/E to EPS growth was approximately 0.56, compared to 1.20 for the previous year. This represents our valuation in comparison to our growth in earnings.

Appreciation in our share price (adjusted for bonus issues and stock splits since 1994) over the public issue price is 2,71,987%. Since the public issue, our market capitalization has grown to Rs.1,15,307 crore as on March 31, 2007 from the public issue valuation of Rs. 31.84 crore during February 1993.

**Previous year's per share data has been adjusted for the issue of bonus shares on July 15, 2006 allotted in the ratio of 1:1.*

# Ratio analysis

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| **Ratios – Financial performance** | | | |
| Export revenue / total revenue (%) | 98.40 | 98.18 | 98.05 |
| Domestic revenue / total revenue (%) | 1.60 | 1.82 | 1.95 |
| Software development expenses / total revenue (%) | 55.35 | 54.13 | 53.28 |
| Gross profit / total revenue (%) | 44.65 | 45.87 | 46.72 |
| Selling and marketing expenses / total revenue (%) | 5.47 | 5.53 | 5.72 |
| General and administration expenses / total revenue (%) | 7.05 | 7.23 | 7.11 |
| SG&A expenses / total revenue (%) | 12.52 | 12.76 | 12.83 |
| Aggregate employee costs / total revenue (%) | 48.02 | 47.29 | 46.39 |
| Operating profit / total revenue (%) | 32.13 | 33.12 | 33.90 |
| Depreciation / total revenue (%) | 3.57 | 4.53 | 3.91 |
| Operating profit after depreciation and interest / total revenue (%) | 28.56 | 28.58 | 29.99 |
| Other income / total revenue (%) | 2.85 | 1.59 | 1.86 |
| Provision for investments / total revenue (%) | 0.02 | 0.00 | 0.00 |
| Profit before tax and exceptional items / total revenue (%) | 31.40 | 30.17 | 31.85 |
| Tax / total revenue (%) | 2.68 | 3.36 | 4.74 |
| Effective tax rate – Tax / PBT (%) | 8.53 | 11.12 | 14.89 |
| Effective tax rate excluding tax reversal – Tax / PBT (%) | 11.55 | 11.78 | 14.89 |
| PAT before exceptional items / total revenue (%) | 28.72 | 26.82 | 27.10 |
| PAT after exceptional items / total revenue (%) | 28.77 | 26.82 | 27.76 |
| PAT after exceptional items and excluding tax reversal / total revenue (%) | 27.82 | 26.62 | 27.76 |
| **Ratios – Balance sheet** | | | |
| Debt-equity ratio | – | – | – |
| Current ratio | 4.91 | 2.73 | 2.77 |
| Days Sales Outstanding (DSO) | 64 | 61 | 67 |
| Cash and equivalents / total assets (%) (1) | 50.62 | 64.71 | 54.38 |
| Cash and equivalents / total revenue (%) (1) | 42.97 | 49.44 | 41.56 |
| Capital expenditure / total revenue (%) | 10.97 | 11.61 | 11.57 |
| Depreciation / average gross block (%) | 13.95 | 16.30 | 14.29 |
| Technology investment / total revenue (%) | 3.36 | 3.69 | 4.11 |
| **Ratios – Return** | | | |
| PAT before exceptional items / average net worth (%) | 41.83 | 39.89 | 43.77 |
| ROCE (PBIT / average capital employed) (%) | 45.73 | 44.89 | 51.43 |
| Return on average invested capital (%) (1) | 89.10 | 93.96 | 123.56 |
| Capital output ratio | 1.46 | 1.49 | 1.61 |
| Invested capital output ratio (1) | 3.31 | 3.74 | 4.77 |
| Value added / total revenue (%) | 80.71 | 80.79 | 81.30 |
| Enterprise-value / total revenue (X) | 8.34 | 8.61 | 8.49 |
| Dividend / adjusted public offer price (%) | 1,549 | 1,011 | 775 |
| Market price / adjusted public offer price (%) | 2,71,987 | 2,00,852 | 1,52,064 |
| **Ratios – Growth** | | | |
| Overseas revenue (%) | 45.97 | 31.79 | 43.27 |
| Total revenue (%) | 45.65 | 31.60 | 44.08 |
| Operating profit (%) | 41.35 | 28.56 | 46.82 |
| Net profit (before exceptional items) (%) | 56.01 | 30.23 | 49.52 |
| Net profit (before exceptional items and excluding tax reversal) (%) | 51.98 | 29.26 | 49.52 |
| Net profit (after exceptional items) (%) | 56.25 | 27.15 | 53.15 |
| Basic EPS (before exceptional items) (%) | 52.95 | 28.02 | 47.87 |
| Basic EPS (before exceptional items and tax reversal) (%) | 49.01 | 27.09 | 47.87 |
| Basic EPS (after exceptional items) (%) | 53.20 | 24.98 | 51.45 |
| **Ratios – Per share** | | | |
| Basic EPS (before exceptional items) (Rs.) (2) | 67.82 | 44.33 | 34.63 |
| Basic EPS (before exceptional items and tax reversal) (Rs.) (2) | 65.58 | 44.01 | 34.63 |
| Basic EPS (after exceptional items) (Rs.) (2) | 67.93 | 44.33 | 35.48 |
| Basic cash EPS (before exceptional items) (Rs.) (2) | 76.24 | 51.83 | 39.63 |
| Basic cash EPS (after exceptional items) (Rs.) (2) | 76.35 | 51.83 | 40.47 |
| Price / earning, end of year (3) | 29.76 | 33.62 | 32.59 |
| Price / cash earnings, end of year (3) | 26.48 | 28.76 | 28.48 |
| PE / EPS growth (3) | 0.56 | 1.20 | 0.68 |
| Book value (Rs.) | 195.41 | 125.15 | 96.87 |
| Price / book value,end of year (3) | 10.33 | 11.91 | 11.65 |
| Dividend per share (4) | 11.50 | 7.50 | 5.75 |
| Dividend (%) (4) | 230 | 150 | 115 |
| Dividend payout (%) (4) | 19.85 | 19.36 | 18.48 |
| Market capitalization / total revenue, end of year | 8.77 | 9.10 | 8.90 |

*Note: The ratio calculations are based on stand alone Indian GAAP financial statements*

*(1) Investments in liquid mutual funds have been considered as cash and cash equivalents for the purpose of the above ratio analysis*

*(2) Data for fiscal 2006 has been adjusted for the issue of bonus shares allotted in the ratio of 1:1 allotted on July 15, 2006*

*(3) Before exceptional items*

*(4) Dividend ratios exclude silver jubilee dividend for fiscal 2006*


Income
(Rs. crore)
6,860
9,028
13,149
2005
2006
2007


Net profit / total revenue
after exceptional items and excluding tax reversal (%)
27.75
26.02
27.82
2005
2006
2007


Return on average capital employed
(%)
51.43
44.89
45.73
2005
2006
2007


Capital output ratio
1.61
1.49
1.46
2005
2006
2007


Value-added / total revenue
(%)
81.30
80.79
80.71
2005
2006
2007


Basic earnings per share before exceptional items
(Rs.)
34.63
44.33
67.82
2005
2006
2007


Dividend per share
Excluding one-time
silver jubilee special dividend
(Rs.)
5.75
7.50
11.50
2005
2006
2007


Price / earning end of year
(Ratio)
32.59
33.62
29.76
2005
2006
2007


Book value
(Rs.)
98.67
125.15
195.41
2005
2006
2007

# Statutory obligations

## Software Technology Parks (STP) scheme

We have Software Technology Parks (STP) – 100% export-oriented units – for the development of software at Bangalore, Mangalore, Pune, Chennai, Bhubaneswar, Hyderabad, Chandigarh, Mysore and Thiruvananthapuram (all in India). Certain capital items purchased for these centers are eligible for 100% customs and excise duty exemption, subject to fulfillment of stipulated export obligations, which was five times the value of duty-free imports of capital goods, or duty-free purchase of goods subject to excise, over a period of five years on a yearly basis. Beginning April 2001, the export obligation on duty-free import of capital goods, or duty-free purchase of goods subject to excise is three times the value of such goods over a period of five years. Beginning April 2002, the export obligation on duty-free import of capital goods, or duty-free purchase of goods subject to excise is three times the value of such goods over a period of three years. Beginning April 2003, the export obligation is restricted to net foreign exchange earnings for that particular financial year on duty-free import of capital goods, or duty-free purchase of goods subject to excise. All STP units started after March 2003 are subject to the new guidelines on calculation of export obligation as stated above. The export obligation on the wage bill was removed a few years ago.

The non-fulfillment of export obligations may result in penalties as stipulated by the government, which may have an impact on future profitability. The table showing the export obligation, and the export obligation fulfilled by the Company, on a global basis, for all its STP units together, is given below:

*in Rs. crore*

| Fiscal | Export obligation | Export obligation fulfilled | Excess / (shortfall) | Cumulative excess / (shortfall) |
|---|---|---|---|---|
| 1994 | 3 | 8 | 5 | 5 |
| 1995 | 8 | 16 | 8 | 13 |
| 1996 | 28 | 48 | 20 | 33 |
| 1997 | 40 | 69 | 29 | 62 |
| 1998 | 74 | 142 | 68 | 130 |
| 1999 | 125 | 306 | 181 | 311 |
| 2000 | 107 | 493 | 386 | 697 |
| 2001 | 360 | 1,010 | 650 | 1,347 |
| 2002 | 462 | 1,360 | 898 | 2,245 |
| 2003 | 623 | 1,659 | 1,036 | 3,281 |
| 2004 | *1,611 | 2,643 | 1,032 | 4,313 |
| 2005 | 396 | 3,312 | 2,916 | 7,229 |
| 2006 | 439 | 5,217 | 4,778 | 12,007 |
| 2007 | 749 | 6,726 | 5,977 | 17,984 |

**The cumulative balance of export obligation was adjusted during the year*

The total customs and excise duty exempted on both computer software and hardware imported and indigenously procured by us since 1993, amounts to Rs. 513 crore.

We have fulfilled our export obligations on a global basis for all our operations under the Software Technology Park Scheme. However, in case of STPs operationalized during the year, the export obligation will be met in the future years. The export obligation in fiscal 2004 was higher on account of setting off cumulative export obligations for and including 2004 in the same year.

## Special Economic Zone scheme

Our first ever Special Economic Zone ("SEZ") unit, became operational at Mahindra World City (a private multi-product Special Economic Zone), Chennai, in the financial year 2005-06, with an approved area of about 75.06 acres. During the financial year 2006-07, we established a new SEZ unit at Chandigarh (Rajiv Gandhi Chandigarh Technology Park), with an approved area of about 30.22 acres. The SEZ Unit came into existence under the new Special Economic Zones Act, 2005 ('the SEZ Act')

As per the SEZ Act, the Unit will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.

Other fiscal benefits including indirect tax waivers are being extended for setting up, operation and maintenance of the unit.

## Taxation

We benefit from certain significant tax incentives provided to the software industry under Indian tax laws. These incentives currently include: (i) deduction of export profit from the operation of software development facilities designated as "Software Technology Parks" (the STP tax deduction); and (ii) deduction of export profits from units in Special Economic Zones. The period of the STP tax deduction available to each STP is restricted to 10 consecutive years beginning from the financial year when the unit started producing computer software or March 31, 2000, whichever is earlier.

The details of the operationalization of various software development centers and the year to which the exemption under the Software Technology Park Scheme is valid, are presented in this Annual Report.

The benefits of these tax incentive programs have historically resulted in an effective tax rate for us well below the statutory rates. There is no assurance that the Government of India will continue to provide these incentives.

The government may reduce or eliminate the tax exemptions provided to Indian exporters anytime in the future. This may result in the export profits of the Company being fully taxed, and may adversely affect the post-tax profits of the Company in the future. On a full-tax-paid basis, without any duty concessions on equipment, hardware and software, the Company's post-tax profits for the relevant years are estimated as given below:

*in Rs. crore, except per share data*

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Profit before tax and exceptional items | 4,247 | 2,792 | 2,172 |
| *Less:* Additional depreciation on duty waived for certain assets | 76 | 83 | 74 |
| Reduction in other income | 38 | 21 | 14 |
| Adjusted profit before tax | 4,133 | 2,688 | 2,084 |
| *Less:* Income tax on the above on full tax basis | 1,451 | 981 | 796 |
| Restated profit after tax | 2,682 | 1,707 | 1,288 |
| Restated basic EPS (Rs.) | 48.17 | 31.27 | 23.99 |

*Note: The figures above are based on Consolidated Indian GAAP financial statements. However, it may be noted that this is only an academic exercise. The Company has provided for income tax in full in the respective years and there is no carried-forward liability on this account.*

## Human resources valuation

The dichotomy in accounting between human and non-human capital is fundamental. The latter is recognized as an asset and is, therefore, recorded in the books and reported in the financial statements, whereas the former is ignored by accountants. The definition of wealth as a source of income inevitably leads to the recognition of human capital as one of the several forms of wealth such as money, securities and physical capital.

We have used the Lev & Schwartz model to compute the value of human resources. The evaluation is based on the present value of future earnings of employees and on the following assumptions:

- Employee compensation includes all direct and indirect benefits earned both in India and abroad
- The incremental earnings based on group / age have been considered
- The future earnings have been discounted at the cost of capital of 14.97% (previous year – 12.96%).

*in Rs. crore, unless stated otherwise*

| | 2007 | 2006 |
|---|---|---|
| Employees (no.) | | |
| Software professionals | 68,156 | 49,495 |
| Support | 4,085 | 3,220 |
| Total | 72,241 | 52,715 |
| Value of human resources | | |
| Software professionals | 53,592 | 43,336 |
| Support | 3,860 | 3,301 |
| Total | 57,452 | 46,637 |
| Total income | 13,893 | 9,521 |
| Total employee cost | 7,112 | 4,801 |
| Value-added | 11,879 | 8,030 |
| Net profits excluding exceptional items | 3,861 | 2,479 |
| Ratios | | |
| Value of human resources per employee | 0.80 | 0.88 |
| Total income / human resources value (ratio) | 0.24 | 0.20 |
| Employee cost / human resources value (%) | 12.4 | 10.3 |
| Value-added / human resources value (ratio) | 0.21 | 0.17 |
| Return on human resources value (%) | 6.7 | 5.3 |

## Value-added

*in Rs. crore*

| | 2007 | % | 2006 | % |
|---|---|---|---|---|
| Value-added | | | | |
| Income | 13,893 | | 9,521 | |
| *Less:* Operating expenses excluding personnel costs | | | | |
| Software development expenses | 1,187 | | 812 | |
| Selling and marketing expenses | 371 | | 231 | |
| General and administration expenses | 834 | | 587 | |
| | 2,392 | | 1,630 | |
| Value-added from operations | 11,501 | | 7,891 | |
| Other income (including exceptional items) | 378 | | 139 | |
| Total value-added | 11,879 | | 8,030 | |
| Distribution of value-added | | | | |
| Human resources | | | | |
| Salaries and bonus | 7,112 | 59.9 | 4,801 | 59.8 |
| Providers of capital | | | | |
| Dividend | 654 | 5.5 | 1,238 | 15.4 |
| Minority interest | 11 | 0.1 | 21 | 0.3 |
| Interest | – | – | – | – |
| | 665 | 5.6 | 1,259 | 15.7 |
| Taxes | | | | |
| Income taxes | 386 | 3.2 | 313 | 3.9 |
| Tax on dividend | 102 | 0.9 | 174 | 2.2 |
| | 488 | 4.1 | 487 | 6.1 |
| Retained in business | | | | |
| Depreciation | 514 | 4.3 | 437 | 5.4 |
| Income retained in business | 3,100 | 26.1 | 1,046 | 13.0 |
| | 3,614 | 30.4 | 1,483 | 18.4 |
| Total | 11,879 | 100.0 | 8,030 | 100.0 |

*Note: The figures above are based on the consolidated Indian GAAP financial statements.*
*Dividends for fiscal 2007 include one-time silver jubilee dividend of Rs. 827 crore.*
*Income taxes for fiscal 2007 include tax reversal of Rs. 125 crore.*

# Brand valuation

## The strength of the invisible

From time to time, we have used various models for evaluating assets of the balance sheet to bring certain advances in financial reporting from the realm of research to the notice of our shareholders. The aim of such modeling is to lead the debate on the balance sheet of the next millennium. These models are still the subject of debate among researchers and using such models and data in projecting the future is risky. We are not responsible for any direct, indirect or consequential losses suffered by any person using these models or data.

A balance sheet discloses the financial position of a company. The financial position of an enterprise is influenced by the economic resources it controls, its financial structure, liquidity and solvency, and its capacity to adapt to changes in the environment. However, it is becoming increasingly clear that intangible assets have a significant role in defining the growth of a high-tech company.

## Valuing the brand

The wave of brand acquisitions in the late 1980s exposed the hidden value in highly branded companies and brought brand valuation to the fore. The values associated with a product or service are communicated to the consumer through the brand. Consumers no longer want just a product or service, they want a relationship based on trust and familiarity.

A brand is much more than a trademark or a logo. It is a 'trustmark' – a promise of quality and authenticity that clients can rely on. Brand equity is the value addition provided to a product or a company by its brand name. It is the financial premium that a buyer is willing to pay for the brand over a generic or less worthy brand. Brand equity is not created overnight. It is the result of relentless pursuit of quality in manufacturing, selling, service, advertising and marketing. It is integral to the quality of client experiences in dealing with the Company and its services over a period.

The second annual BRANDZ™ Top 100 Most Powerful Brands ranking published in cooperation with the *Financial Times* was announced in April 2007 by Millward Brown. As per the report Google tops the ranking with a brand value of $66 billion. The market capitalization of Google at that time was 108 billion. Thus, 61% of market capitalization represented its brand value. *(Source: NASDAQ website)*

## Methodology

The task of measuring brand value is a complex one. Several models are available for accomplishing this. The most widely used is the brand-earnings-multiple model. There are several variants of this model.

We have adapted the generic brand-earnings-multiple model (given in the article 'Valuation of Trademarks and Brand Names' by Michael Birkin in the book *Brand Valuation*, edited by John Murphy and published by Business Books Limited, London) to value our corporate brand, "Infosys". The methodology followed for valuing the brand is given below:

- Determine brand profits by eliminating the non-brand profits from the total profits
- Restate the historical profits at present-day values
- Provide for the remuneration of capital to be used for purposes other than promotion of the brand
- Adjust for taxes
- Determine the brand-strength or brand-earnings multiple

Brand-strength multiple is a function of a multitude of factors such as leadership, stability, market, internationality, trend, support and protection. We have internally evaluated these factors on a scale of 1 to 100, based on the information available within.

## Brand valuation

*in Rs. crore*

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Profit before interest and tax | 3,877 | 2,654 | 2,048 |
| *Less:* Non-brand income | 335 | 125 | 112 |
| Adjusted profit before tax | 3,542 | 2,529 | 1,936 |
| Inflation factor | 1.000 | 1.064 | 1.132 |
| Present value of brand profits | 3,542 | 2,690 | 2,192 |
| Weightage factor | 3 | 2 | 1 |
| Weighted average profits | 3,033 | | |
| Remuneration of capital | 457 | | |
| Brand-related profits | 2,576 | | |
| Tax | 867 | | |
| Brand earnings | 1,709 | | |
| Brand multiple | 18.50 | | |
| Brand value | 31,617 | | |

Assumptions:

- The figures above are based on consolidated Indian GAAP financial statements.
- Total revenue excluding other income after adjusting for cost of earning such income is brand revenue, since this is an exercise to determine our brand value as a company and not for any of our products or services.
- Inflation is assumed at 6% per annum, 5% of the average capital employed is used for purposes other than promotion of the brand, and tax rate is at 33.66%.
- The earnings multiple is based on our ranking against the industry average based on certain parameters (exercise undertaken internally and based on available information).

*in Rs. crore*

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Brand value | 31,617 | 22,915 | 14,153 |
| Market capitalization | 1,15,307 | 82,154 | 61,073 |
| Brand value as a percentage of market capitalization | 27.4% | 27.9% | 23.2% |

# Balance sheet including intangible assets

As of March 31,

*in Rs. crore*

| | 2007 | 2006 |
|---|---|---|
| SOURCES OF FUNDS | | |
| Shareholders' funds | | |
| Share capital | 286 | 138 |
| Reserves and surplus | | |
| Capital reserves – Intangible assets | 89,069 | 69,552 |
| Other reserves | 10,969 | 6,828 |
| | 1,00,038 | 76,380 |
| Minority interest | 4 | 68 |
| | 1,00,328 | 76,586 |
| APPLICATIONS OF FUNDS | | |
| Fixed assets | | |
| At cost | 4,642 | 2,983 |
| *Less:* Accumulated depreciation | 1,836 | 1,328 |
| Net block | 2,806 | 1,655 |
| *Add:* Capital work-in-progress | 965 | 571 |
| | 3,771 | 2,226 |
| Intangible assets | | |
| Brand value | 31,617 | 22,915 |
| Human resources | 57,452 | 46,637 |
| | 89,069 | 69,552 |
| Investments | 25 | 755 |
| Deferred tax assets | 92 | 65 |
| Current assets, loans and advances | | |
| Sundry debtors | 2,436 | 1,608 |
| Cash and bank balances | 5,871 | 3,429 |
| Loans and advances | 1,214 | 1,297 |
| | 9,521 | 6,334 |
| *Less:* Current liabilities and provisions | | |
| Current liabilities | 1,469 | 934 |
| Provisions | 681 | 1,412 |
| Net current assets | 7,371 | 3,988 |
| | 1,00,328 | 76,586 |

*Note:*

1. *The figures above are based on consolidated Indian GAAP financial statements.*
2. *This balance sheet is provided for the purpose of information only. We accept no responsibility for any direct, indirect or consequential losses or damages suffered by any person relying on the same.*

# Current-cost-adjusted financial statements

Current Cost Accounting ("CCA") seeks to state the value of assets and liabilities in a balance sheet at their value, and measure the profit or loss of an enterprise by matching current costs against current revenues. CCA is based on the concept of "operating capability", which may be viewed as the amount of goods and services that an enterprise is capable of providing with the existing resources during a given period. In order to maintain its operating capability, an enterprise should remain in command of resources that form the basis of its activities. Accordingly, it becomes necessary to take into account the rising cost of assets consumed in generating these revenues. CCA takes into account the changes in specific prices of assets as they affect the enterprise.

The consolidated balance sheet and profit and loss account of Infosys and its subsidiary companies for fiscal 2007, prepared in substantial compliance with the current cost basis, are presented below. The methodology prescribed by the Guidance Note on Accounting for Changing Prices issued by the Institute of Chartered Accountants of India is adopted in preparing the statements.

## Consolidated balance sheet as of March 31,

in Rs. crore

| | 2007 | 2006 |
|---|---|---|
| ASSETS EMPLOYED | | |
| Fixed assets | | |
| Original cost | 5,039 | 3,222 |
| Accumulated depreciation | (2,082) | (1,519) |
| | 2,957 | 1,703 |
| Capital work-in-progress | 965 | 571 |
| Net fixed assets | 3,922 | 2,274 |
| Investments | 25 | 755 |
| Deferred tax assets | 92 | 65 |
| Current assets, loans and advances | | |
| Cash and bank balances | 5,871 | 3,429 |
| Loans and advances | 1,214 | 1,297 |
| Monetary working capital | 829 | 613 |
| | 7,914 | 5,339 |
| *Less*: Other liabilities and provisions | (681) | (1,412) |
| Net current assets | 7,233 | 3,927 |
| | 11,272 | 7,021 |
| FINANCED BY: | | |
| Share capital and reserves | | |
| Share capital | 286 | 138 |
| Minority interest | 4 | 68 |
| Reserves: | | |
| Capital reserve | 5 | 54 |
| Share premium | 2,768 | 1,543 |
| Current cost reserve | 178 | 165 |
| General reserve | 8,031 | 5,053 |
| | 10,982 | 6,815 |
| | 11,272 | 7,021 |

# Current-cost-adjusted financial statements

## Consolidated profit and loss account for the year ended March 31,

*in Rs. crore*

| | 2007 | 2006 |
|---|---|---|
| Total income | 13,893 | 9,521 |
| Historic cost profit before tax | 4,247 | 2,792 |
| *Add / Less:* Current cost operating adjustments | (111) | (43) |
| | 4,136 | 2,749 |
| *Less:* Gearing adjustment | – | – |
| Current cost profit before tax, exceptional items and minority interest | 4,136 | 2,749 |
| Provision for taxation | | |
| Previous years | – | – |
| Current year | (386) | (313) |
| Current cost profit after tax, before exceptional items and minority interest | 3,750 | 2,436 |
| Exceptional items – Income from sale of investments (net of taxes) | 6 | – |
| Current cost profit after tax and exceptional items, before minority interest | 3,756 | 2,436 |
| Minority interest | (11) | (21) |
| Current cost profit after tax, exceptional items and minority interest | 3,745 | 2,415 |
| Appropriations | | |
| Dividend | | |
| Interim | 278 | 177 |
| Final (proposed) | 371 | 234 |
| Silver jubilee special dividend | – | 827 |
| Dividend tax | 102 | 174 |
| Amount transferred – general reserve | 2,994 | 1,003 |
| | 3,745 | 2,415 |
| Statement of retained profits / reserves | | |
| Opening balance of reserves | 5,217 | 4,206 |
| Retained current cost profit for the year | 2,994 | 1,003 |
| Movements in current cost reserve during the year | (2) | 8 |
| | 8,209 | 5,217 |

*Note:*

1. *The cost of technology assets, like computer equipment, decreases over time. This is offset by an accelerated depreciation charge to the financial statements. Accordingly, such assets are not adjusted for changes in prices.*
2. *The above data is provided solely for information purposes. The Management accepts no responsibility for any direct, indirect or consequential losses or damages suffered by any person relying on the same.*

# Intangible assets score sheet

*We caution investors that this data is provided only as additional information to investors. We are not responsible for any direct, indirect or consequential losses suffered by any person using this data.*

From 1840s to early 1990s, a corporate's value was mainly driven by its tangible assets – values presented in the corporate balance sheet. The managements of companies valued those resources and linked all their performance goals and matrices to those assets – Return on Investment, capital turnover ratio, etc. The market capitalization of companies also followed the value of tangible assets shown in the balance sheet with the difference being seldom above 25%. In the latter half of the 1990s, the relationship between market value and tangible asset value changed dramatically. By early 2000, the book value of the assets represented less than 15% of the total market value. So, what are the key drivers of the market value in this new economy? It is the intangible assets.

A knowledge-intensive company leverages know-how, innovation and reputation to achieve success in the marketplace. Hence, these attributes should be measured and improved upon year after year to ensure continual success. Managing a knowledge organization necessitates a focus on the critical issues of organizational adoption, survival, and competence in the face of ever-increasing, discontinuous environmental change. The profitability of a knowledge firm depends on its ability to leverage the learnability of its professionals, and to enhance the reusability of their knowledge and expertise. The intangible assets of a company include its brand, its ability to attract, develop and nurture a cadre of competent professionals, and its ability to attract and retain marquee clients.

## Intangible assets

The intangible assets of a company can be classified into four major categories: human resources, intellectual property assets, internal assets and external assets.

### Human resources

Human resources represent the collective expertise, innovation, leadership, entrepreneurship and managerial skills in the employees of an organization.

### Intellectual property assets

Intellectual property assets include know-how, copyrights, patents, products and tools that are owned by a corporation. These assets are valued based on their commercial potential. A corporation can derive its revenues from licensing these assets to outside users.

### Internal assets

Internal assets are systems, technologies, methodologies, processes and tools that are specific to an organization. These assets give the organization a unique advantage over its competitors in the marketplace. These assets are not licensed to outsiders. Examples of internal assets include, methodologies for assessing risk, methodologies for managing projects, risk policies, and communication systems.

### External assets

External assets are the market-related intangibles that enhance the fitness of an organization for succeeding in the marketplace. Examples are customer loyalty (reflected by the repeat business of the Company) and brand value.

## The score sheet

We published models for valuing our two most valuable, intangible assets of Infosys – human resources and the "Infosys" brand. This score sheet is broadly adopted from the intangible asset score sheet provided in the book titled *The New Organizational Wealth*, written by Dr. Karl-Erik Sveiby and published by Berrett-Koehler Publishers Inc., San Francisco. We believe such representation of intangible assets provides a tool to our investors for evaluating our market-worthiness.

### Clients

The growth in revenue is 44% this year, compared to 35% in the previous year (in US $). Our most valuable intangible asset is our client base. Marquee clients or image-enhancing clients contributed 44% of revenues during the year. They give stability to our revenues and also reduce our marketing costs.

The high percentage (95%) of revenues from repeat orders during the current year is an indication of the satisfaction and loyalty of our clients. The largest client contributed 7.0% to our revenue as compared to 4.4% during the previous year. The top five and 10 clients contributed around 19.4% and 31.4%, of our revenue respectively, as compared to 17.8% and 30.3%, respectively, during the previous year. Our strategy is to increase our client base, and, thereby, reduce the risk of depending on a few large clients. During the year, we added 160 new clients compared to 144 in the previous year. We derived revenue from customers located in 54 countries against 51 countries in the previous year. Sales per client grew by around 32% from $ 4.7 million in the previous year to $ 6.2 million this year. Days Sales Outstanding (DSO) was 64 days this year compared to 62 in the previous year.

### Organization

During the current year, we invested around 4.01% of the value-added (3.44% of revenues) on technology infrastructure, and around 1.40% of the value-added (1.20% of revenues) on R&D activities.

A young, fast-growing organization requires efficiency in the area of support services. The average age of support employees is 30.9 years, as against the previous year average age of 30.8 years. The sales per support staff, as well as the proportion of support staff to the total organizational staff, have improved over the previous year.

### People

We are in a people-oriented business. We added 30,946 employees this year on gross basis (net = 19,526) from 22,868 (net = 15,965) in the previous year. We added 8,023 laterals this year against 4,842 the previous year. The education index of employees has gone up substantially to 2,03,270 from 1,48,499. This reflects the quality of our employees. Our employee strength comprises people from 65 nationalities. The average age of employees as of March 31, 2007 was 26, the same as in the previous year. Attrition was 13.7% for this year compared to 11.2% in the previous year (excluding subsidiaries).

### Notes

- Marquee or image-enhancing clients are those who enhance the Company's market-worthiness – typically Global 1000 clients. Often, they are reference clients for us
- Sales per client is calculated by dividing total revenue by the total number of clients
- Repeat business revenue is the revenue during the current year from those clients who contributed to our revenue during the previous year also
- Value-added statement is the revenue less payment to all outside resources. The value-added statement is provided in the *Additional information to shareholders* section in this report
- Technology investment includes all investments in hardware and software, while total investment in the organization is the investment in our fixed assets
- Average proportion of support staff is the average number of support staff to average total staff strength
- Sales per support staff is our revenue divided by the average number of support staff (support staff excludes technical support staff)
- Education index is shown as at the year-end, with primary education calculated as 1, secondary education as 2, and tertiary education as 3

# Intangible assets score sheet

| External structure – our clients | 2007 | 2006 | Internal structure – our organization | 2007 | 2006 | Competence – our people | 2007 | 2006 |
|---|---|---|---|---|---|---|---|---|
| **Growth / renewal** | | | | | | | | |
| Revenue growth (%) | | | R&D | | | Total employees | 72,241 | 52,715 |
| – in US Dollar terms | 44 | 35 | – R&D / total revenue (%) | 1.20 | 1.07 | Added during the year | | |
| – in Rupees terms | 46 | 34 | – R&D / value-added (%) | 1.40 | 1.28 | – Gross | 30,946 | 22,868 |
| Exports / total revenue (%) | 98 | 98 | Technology investment | | | – Net | 19,526 | 15,965 |
| Clients | | | – Investment / revenue (%) | 3.44 | 3.78 | Laterals added | 8,023 | 4,842 |
| – Total | 500 | 460 | – Investment / value-added (%) | 4.01 | 4.48 | Staff education index | 2,03,270 | 1,48,499 |
| – Added during the year | 160 | 144 | Total investment | | | Employees – No. of nationalities | 65 | 59 |
| Marque clients | | | – Total investment / total revenue (%) | 10.87 | 11.45 | Gender classification (%) | | |
| – Total | 114 | 101 | – Total investment / value-added (%) | 12.71 | 13.58 | – Male | 69.1 | 72.4 |
| – Added during the year | 26 | 26 | | | | – Female | 30.9 | 27.6 |
| – Revenue contribution (%) | 44 | 48 | | | | | | |
| Revenue derived – No. of countries | 54 | 51 | | | | | | |
| **Efficiency** | | | | | | | | |
| Sales / Client | | | Sales per support staff | | | Value added / employee (Rs. crore) | | |
| – US$ million | 6.18 | 4.68 | – US$ million | 0.92 | 0.85 | – Software professionals | 0.19 | 0.19 |
| – Rs. crore | 27.79 | 20.70 | – Rs. crore | 4.14 | 3.76 | – Total employees | 0.18 | 0.18 |
| Sales & marketing expenses / revenue (%) | 6.69 | 6.30 | General & admin expenses / revenue (%) | 8.03 | 8.02 | Value-added / employee ($ million) | | |
| DSO (days) | 64 | 62 | Average proportion of support staff (%) | 5.18 | 5.60 | – Software professionals | 0.04 | 0.04 |
| | | | | | | – Total employees | 0.04 | 0.04 |
| **Stability** | | | | | | | | |
| Repeat business (%) | 95 | 95 | Average age of support staff (years) | 30.87 | 30.76 | Average age of employees (years) | 26.0 | 26.0 |
| No. of clients accounting > 5% of revenue | 1 | – | | | | Attrition – excluding subsidiaries (%) | 13.7 | 11.2 |
| Client concentration | | | | | | | | |
| Top client (%) | 7.0 | 4.4 | | | | | | |
| Top five clients (%) | 19.4 | 17.8 | | | | | | |
| Top 10 clients (%) | 31.4 | 30.3 | | | | | | |
| Client distribution | | | | | | | | |
| 1-million-dollar + | 275 | 221 | | | | | | |
| 5-million-dollar + | 107 | 81 | | | | | | |
| 10-million-dollar + | 71 | 54 | | | | | | |
| 20-million-dollar + | 36 | 26 | | | | | | |
| 30-million-dollar + | 25 | 19 | | | | | | |
| 40-million-dollar + | 16 | 14 | | | | | | |
| 50-million-dollar + | 12 | 9 | | | | | | |
| 60-million-dollar + | 11 | 5 | | | | | | |
| 70-million-dollar + | 9 | 4 | | | | | | |
| 80-million-dollar + | 4 | 1 | | | | | | |
| 90-million-dollar + | 4 | 1 | | | | | | |
| 100-million-dollar + | 3 | – | | | | | | |
| 200-million-dollar + | 1 | – | | | | | | |

*The above figures are based on Indian GAAP consolidated financial statement*

# Economic Value-Added (EVA®)

*Economic value-added* measures the profitability of a company after taking into account the cost of capital. It is the post-tax return on capital employed (adjusted for the tax shield on debt) less the cost of capital employed. Companies which earn higher returns than cost of capital create value. Companies which earn lower returns than cost of capital are deemed destroyers of shareholder value.

*in Rs. crore, except as otherwise stated*

| | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Cost of capital | | | | | |
| Return on risk free investment (%) | 8.00 | 7.50 | 6.80 | 5.20 | 6.00 |
| Market premium (%) | 7.00 | 7.00 | 7.00 | 7.00 | 7.00 |
| Beta variant | 0.99 | 0.78 | 0.98 | 1.27 | 1.57 |
| Cost of equity (%) | 14.97 | 12.96 | 13.63 | 14.09 | 16.99 |
| Average debt / total capital (%) | – | – | – | – | – |
| Cost of debt – net of tax (%) | NA | NA | NA | NA | NA |
| Weighted Average Cost of Capital (WACC) (%) | 14.97 | 12.96 | 13.63 | 14.09 | 16.99 |
| Average capital employed | 9,147 | 6,177 | 4,331 | 3,125 | 2,493 |
| Economic Value Added (EVA®) | | | | | |
| Operating profit (excluding extraordinary income) | 3,877 | 2,654 | 2,048 | 1,357 | 1,079 |
| *Less:* Tax | 386 | 313 | 326 | 228 | 201 |
| Cost of capital | 1,369 | 801 | 590 | 440 | 424 |
| Economic Value Added | 2,122 | 1,540 | 1,132 | 689 | 454 |
| Enterprise Value | | | | | |
| Market value of equity | 1,15,307 | 82,154 | 61,073 | 32,909 | 26,847 |
| *Add:* Debt | – | – | – | – | – |
| *Less:* Cash and cash equivalents | 6,073 | 4,709 | 2,998 | 2,873 | 1,684 |
| Enterprise value | 1,09,234 | 77,445 | 58,075 | 30,036 | 25,163 |
| Return ratios | | | | | |
| PAT / average capital employed (%) | 42.2 | 40.1 | 42.6 | 39.8 | 38.3 |
| EVA® / capital employed (%) | 23.2 | 24.9 | 26.1 | 22.1 | 18.2 |
| Enterprise value / average capital employed (X) | 11.9 | 12.5 | 13.4 | 9.6 | 10.1 |

*Note:*

1. *Cost of equity = return on risk-free investment + expected risk premium on equity investment adjusted for our beta variant in India*
2. *Figures above are based on consolidated Indian GAAP financial statements*
3. *Cash and cash equivalents includes investments in liquid mutual funds*



2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
50%
40%
30%
20%
10%
0%
38.3%
39.8%
42.6%
40.1%
42.2%
454
689
1,132
1,540
2,122
2003
2004
2005
2006
2007
EVA (Rs. crore)
PAT as a % of average capital employed

# Value Reporting™

At Infosys, we always believe that information asymmetry between management and shareholders should be minimized. Accordingly, we have always been at the forefront in practicing progressive and transparent disclosure. We were the first in India to adopt U.S. Generally Accepted Accounting Principles (GAAP). Thereafter, we rapidly progressed to additional disclosures that give deeper insights to the way Infosys runs its business and our value creation. We continue to provide information that is not mandated by law because we believe it will help reduce the knowledge asymmetry and enable investors to make more informed choices about our performance.

Authored by Robert Eccles, Robert Herz, Mary Keegan and David Phillips, associated to accounting firm PricewaterhouseCoopers, *The Value Reporting Revolution: Moving Beyond the Earnings Game* (published by John Wiley & Sons, Inc., USA, ©2001), acknowledged the need to go beyond GAAP in providing information to shareholders. In their book, *Building Public Trust: The Future of Corporate Reporting* (published by John Wiley & Sons, Inc., USA, ©2002 PricewaterhouseCoopers), Infosys' business model and reporting were referred to in detail.

The Value Reporting™ paradigm as we believe applies to Infosys as follows:

The Value Reporting™ paradigm



Infosys and its subsidiaries
Preservation
Creation
Realization
Investors in Infosys
Better Managed Business

We identified the need to provide a range of non-financial parameters early in our existence – before our Indian public offering in 1993.

The Value Reporting ™ Disclosure Model



Macro-economic environment
Competitive landscape
Regulatory landscape
Goals and objectives
Ethics and governance structure
Market Overview
Value Strategy
Management
Platform
Financial metrics
Risk management
Non-financial metrics
Brand
Customer relationships
Talent management
Innovation and R&D

To reduce information asymmetry, we make the following disclosures in addition to the mandated Indian and US GAAP financial statements and supplementary data as required by the relevant statutes – brand valuation, balance sheet including intangible assets, Economic Value-Added (EVA®) statement, current-cost-adjusted financial statements, intangible asset scorecard, risk management report, human resource accounting and value-added statement. These reports are integral to the Annual Report.

By adopting similar internal measures to evaluate business performance, our employees are adjudged based on metrics that are additional to the financials. This balances financial and non-financial performance across all levels of the organization. Accordingly, we seek to align the measures by which stakeholders measure our performance with what results in employee rewards.

In fiscal 2005, Infosys adopted and furnished eXtensible Business Reporting Language (XBRL) data to the United States Securities and Exchange Commission (SEC) for the first time. We are the fourth company worldwide to adopt XBRL. We continue to participate in SEC's Voluntary Program for reporting financial information on EDGAR using XBRL.

In the coming years, we will continue in our commitment to furnish additional qualitative information to help our shareholders to better understand our management of Infosys' business.

We are currently evaluating the "Enhanced Business Reporting Framework" established by the EBR consortium. We believe that we are in substantial compliance with the same.

# Management structure – Infosys Technologies Ltd.



CEO & Managing Director
Nandan M. Nilekani
President, COO & Joint Managing Director
S. Gopalakrishnan
Director & Group Head – World-wide Sales & Customer Delivery
S. D. Shibulal
IBU – Banking & Capital Markets
Ashok Vemuri (SVP)
IBU – Canada
Padmanabhan Venkataraman (VP)
IBU – Communication Service Providers
Subhash Dhar (VP)
IBU – Europe, Middle East & Africa
B. G. Srinivas (SVP)
IBU – Insurance, Health Care & Life Sciences
Eric Paternoster (VP)
IBU – Transportation & Services
V. G. Dheeshjith (VP)
ECU – Infrastructure Management Services
Priti J. Rao (SVP)
ECU – Systems Integration
K. Muralikrishna (VP)
Computers & Communications Division
Gp. Capt. Deepak Sinha (VP)
Corporate Marketing
Srinivas Uppaluri (AVP)
Domain Competency Group
M. D. Ranganath (VP)
Global Alliances
John Conlon (SVP)
Security Audit & Architecture
P. D. Mallya (VP)
SETLabs & Microsoft Technology Centre
G. V. Subramanyam (VP)
Strategic Global Sourcing
Suketu Patel (AVP)
IBU – Automotive & Aerospace
Frank A. J. Gonsalves (VP)
IBU – Asia Pacific
V. Sriram (SVP)
IBU – Energy, Utilities & Resources
K. Narendran (VP)
IBU – Hi Tech & Discrete Manufacturing
Prasad Thrikutam (SVP)
IBU – Retail, Distribution & Consumer Products Group
U. B. Pravin Rao (SVP)
Director & Group Co Head - World-wide Customer Delivery
Srinath Batni
ECU – Product Engineering
Y. Parameswar (VP)
ECU – Product Lifecycle & Engineering Solutions
Valmeeka Nathan (VP)
ECU – Enterprise Solutions
Chandra Shekar Kakal (SVP)
ECU – Independent Validation Services
Arun Ramu (VP)
Director – CDG, IS, and Quality & Productivity
K. Dinesh
Communication Design Group
Sridhar Marri (AVP)
Information Systems
J. Sivashankar (VP)
Quality & Productivity
Satyendra Kumar (SVP)
Director – HRD, E&R and Administration
T. V. Mohandas Pai
Commercial & Facilities
H. R. Binod (SVP)
Education & Research
M. P. Ravindra (SVP)
Human Resources Development
Bikramjit Maitra (VP)
IBU – Finacle
Marvin Fernandes (VP)
Infosys Leadership Institute
K. G. Ramachandran (SVP)
Administration, Infrastructure & Security
U. Ramadas Kamath (SVP)
CFO
V. Balakrishnan (SVP)
Company Secretary
Parvatheesam Kanchinadham
General Counsel
R. Nithyanandhan (AVP)
Corporate Planning & Business Assurance
Sanjay Purohit (AVP)
Effective March 31, 2007

CEO : Chief Executive Officer
COO : Chief Operating Officer
CFO : Chief Financial Officer
SVP : Senior Vice President
VP : Vice President
AVP : Associate Vice President

ECU : Enterprise Capability Unit
IBU : Integrated Business Unit
SETLabs : Software Engineering and Technology Labs

# Infosys Foundation

At Infosys, the distribution of wealth is as important as its legal and ethical creation. Our strong sense of social responsibility defines us and is an important part of our value system. The Infosys Foundation works extensively in the areas of healthcare, education, rural upliftment and the arts and culture, to support the under-privileged and enrich their lives. The Foundation also steps in and contributes in times of natural disasters.

Highlights of the projects undertaken by the Foundation over the past five years are given below:

## Healthcare

- Constructed Central Pathology Lab at Victoria Hospital, Bangalore. The building was handed over to the hospital authorities in July, 2006
- Donated 'Radiant Warmer with Electrical Slow Suction and Apgar Timer' to Sargur Hospital, H.D. Kote, where tribal patients are treated free of cost
- Supplied free medicines for diabetic children through Jnanasanjeevini, Bangalore
- Helping the mentally challenged through SEVAK, an organization that runs a halfway home-cum-crisis intervention unit, two comprehensive outdoor clinics in Kolkata, and the Akshaya Trust, Madurai
- Donated medical equipment, chairs, and an x-ray unit to Northern Bihar Hospital, Bangalore Hospital and Jammu Hospital, where poor patients receive treatment free of cost
- Donated medical equipment to Pavagada Eye Hospital, Karnataka, and Kakinada Eye Hospital, Andhra Pradesh
- Helping poor patients through Little Drops Public Charitable Trust, Chennai, and Ramakrishna Sarada Mission Matri Bhavan, Kolkata
- Constructing an advanced Pediatric Block for Wenlock Hospital, Mangalore
- Paid Rs. 3 crore to buy 'Linear Accelerator' for Chennai Cancer Insitute, Chennai
- Donated CT scan machine to Government Hospital, Bhubaneswar

## Education

- Constructed and donated school buildings for poor and orphaned students in Orissa, Tamil Nadu, Pondicherry, Kerala and Karnataka
- Created a book bank which can be accessed by needy students at rural places in Karnataka
- Donated books on engineering and technology for poor students in The Engineering College, Mysore
- Under the Library Project, donated books to schools, women centers and youth clubs across rural areas in Karnataka
- Donated children's books, in Kannada and English, to rural schools to inculcate reading habit among students
- Helped the Akshaya Patra Foundation to establish its kitchen and the mid-day meal program, for poor children in rural areas of Nava Nagar, North Karnataka and Jaipur
- Helping FORHD, an organization that shelters prisoners' children in the age group of 5-15 years and provides them with food and education
- Donated books and furniture to a library in Dhonje village, Pune.
- Constructed class rooms at the Wayanad Girijan Seva Trust that works for *Girijan* students in Kerala
- Donated books on topics such as engineering, medicine, mathematics, science, history, economics, etc., to book banks in Karnataka. Book banks are extremely useful for poor students who use these books for reference
- Helping the hearing impaired with their education and training through the Rotary School for the Deaf, Hubli
- Sponsored scholarships for 607 students in Athani, 30 socially backward students in Davangere, and 15 in Bijapur
- Donated video projectors and helped to produce programs on the lives of great scientists at Nehru Planetarium, Bangalore
- Donated hearing aids to Bangalore Speech and Hearing Trust, an organization that takes care of poor, hearing impaired students
- Supporting Prerana, an NGO, to provide learning support and improve the performance of poor students at 10 learning centers in Bangalore
- Rendered financial help to over 2,500 students across 15 districts through Vidya Poshak and Prerana, NGOs that take care of meritorious but financially backward students' education
- Constructing a dormitory for students of Braille Without Borders Charity Trust School, Thiruvananthapuram
- Sponsored the training of two athletes in Usha School of Athletics, Kerala

## Rural upliftment

- Working with Kalika India, a trust in rural Bangalore that works with underprivileged women and children, providing education and aiding economic development
- Helping under-privileged women, through RAPID, an organization in rural Karnataka that works in the rehabilitation of such groups
- Renovated Chitra Poor Home, an orphanage in Thiruvananthapuram
- Donated sewing machines to destitute women in Haliyala and Athani, and enabling their financial security
- Helping the children in Deena Bandhu, an orphanage in Chamrajanagar, with the mid-day meal program
- Running a Braille Transcription Unit at Sahana Charitable Trust that transcribes printed books into Braille
- Helping women, children, small farmers and physically challenged in marginalized sections of society in Ananthapur, Andhra Pradesh
- Constructed an orphanage for Sri Chayadevi Anathashrama Trust, Mysore
- Constructed suspension foot bridges in Mangalore district
- Providing basic necessities to children in orphanages across Maharastra and Karnataka
- Donated teaching aids and an uninterrupted power supply unit for the visually challenged in Snehankit Association, Pune
- Helped self help women groups in Gujarat
- Working with Prerana, a non-governmental organization (NGO), on the rehabilitation of street children in Bangalore and Delhi. Working toward the rehabilitation of *devadasis* and their children, by ensuring proper training and education in Raichur, Karnataka
- Donated a vehicle to Akshaya Patra Foundation that helps to supply food to various schools in Bangalore and a vehicle to Sri Kottal Basweshwara Bharatiya Shikshana Samiti, which helps to travel to rural areas

## Arts and culture

- Felicitated physically challenged musicians, artists and Yakshagana artists from rural areas
- Sponsored Kala Darshan, a musical program in rural areas, through Bhartiya Vidya Bhavan
- Sponsored a folk fest in Bangalore to provide direct market opportunities for rural artisan communities and promote culture. Approximately 100 craftsmen from 20 states participated in the fest.

## Grants by Infosys to the Foundation

The grants made during the last three years are given below:

*in Rs. crore*

| | Grants |
|---|---|
| 2007 | 19.00 |
| 2006 | 13.25 |
| 2005 | 15.00 |

# Report on environment, health and safety

## A report on "Ozone", the Infosys HSE initiative

The development centers of Infosys were certified ISO 14001:1996 compliant in March 2004. Since then, each location has been subject to surveillance audits every year, on a rotational basis. We became ISO 14001:2004 compliant during the surveillance audit in October 2005. These audits have enabled the environmental management system at Infosys become stronger. The re-certification audit is due in May 2007.

While good processes have helped the system to grow stronger, we now wish to enhance our environmental performance to become 'carbon and water neutral' in the near future. Reduction of Green House Gas (GHG) emissions, sequestration using carbon sinks created on our campuses, conservation of energy, water, and paper, and waste management are high on the agenda.

We are committed to the provisioning of high health and safety standards for our employees. We wish to create a 'safety culture' within Infosys. To formalize the various initiatives and make it process oriented, the environmental initiative has been enhanced to include health and safety. The Ozone initiative has thus become our Health, Safety and Environmental (HSE) management system. The initial certification audit for OHSAS 18001:1999 is due in May 2007, together with the ISO 14001 recertification audit.

## The Infosys HSE policy

The Health, Safety and Environmental (HSE) Policy is a statement by the Management, enunciating the philosophy and commitment of Infosys toward environmental protection and management, of health and safety of employees, contractors and visitors.

The HSE policy of Infosys is as follows:

"Infosys as a corporate citizen is committed to demonstrating a high standard of environmental protection, sharing of best practices and provision of a safe and healthy work place. To achieve this, we shall work toward:

- Conservation of resources
- Prevention of pollution
- Adherence to all applicable legislations
- Eliminating accidents, occupational illnesses and injuries at work

We will work with various stakeholders toward continual improvement of our environmental, health and safety management system.

We shall meet mandated health and safety requirements as a minimum and strive to go beyond regulatory limitations to become a leader in environment, health and safety management."

The scope of the HSE policy is to provide for the health and safety of employees, contractors and visitors and to ensure environmental protection. This would include all activities of the Company which relate to services provided and business solutions offered to its customers, leveraging information technology, at its development centres and corporate head office, Bangalore.

## Environmental performance at Infosys

### Objectives and targets

For most of the development centers, the critical objectives have been to arrive at high levels of efficiency in terms of conservation of resources and waste management. To achieve this, the following objectives were adopted to:

- Reduce consumption of power
- Reduce consumption of water
- Reduce consumption of paper
- Segregate waste at source, recycle as much as possible and dispose it in an acceptable manner
- Define a proper system and process for e-waste management

Using the previous year's consumption data as a baseline, all development centers targeted reduction ranging from 5% to 20%. Effective environment management plans were put into place to ensure that targets were achieved. This resulted in pushing the consumption levels down consistently.

Awareness was created among employees in various ways including e-module training sessions, mailers, wall messages, etc. These messages reached not only our employees, but also our contractual employees and service providers. The Ozone initiative is well recognised in Infosys today with org-wide acceptance.

## Water management: Becoming a water positive company

Water is one of the most precious natural resources for all life forms. It is widely believed that less than 3% of water on earth is potable water. Though one in every six people in the world lives in India, the county's share of fresh water is abysmally small at about 4%. There is a pressing need to conserve water.

### Strategy for effective management of water

At all development centers (DCs), the strategy adopted is to reduce utilization of fresh water and recycle and reuse waste water.

Monitoring and analysis of data have helped to identify high utilization and low efficiency areas.

### Sourcing

Infosys DCs are mostly located on campuses which are outside city limits. We have been a pioneer in setting up campuses away from the city center. Sourcing of water therefore is purely based on options available at these locations.

Where available, we get fresh water from the city corporation. The second option is to get water from private suppliers. A small percentage of our fresh water needs are met from our own tube wells. Due to poor quality of fresh water in some locations, it has become necessary for us to install fresh water treatment plants to treat water to achieve potable quality. This results in some amount of wastage of water which is recycled through the sewage treatment plants.

Across DCs, the total intake of fresh water was 2.2 MKL (million kilo litres) during the last year. Of this, 1.9 MKL came from city corporations and private suppliers. 0.3 MKL came from our tube wells. Per capita basis consumption was 5% lesser than the previous year, though in absolute terms it was higher by 22% due to growth.

### Utilization

Fresh water is used purely for primary purposes including drinking, office maintenance, kitchen and dish washing. It is also used for our employees staying in our hostels and guest houses. Fresh water is not used for landscape maintenance. Our consumption is in accordance with recommended National Building Code (NBC) standards.

### Waste water

All waste water is recycled and treated in our sewage treatment plants (STPs). No waste water is discharged outside. Modern technology has been used in our sewage treatment plants to improve quality of recycled water. Efforts are on to introduce systems which would recycle water to tertiary quality standards. This would enable usage of recycled water for primary use such as toilet flushing and cooling towers. This would further reduce the fresh water intake.

During the year, 1.6 MKL water was recycled through our STPs and reused, mainly for landscape maintenance.


2.17
1.70
1.56
1.02
0.68
0.61
Fresh water intake
Treated effluents discharged
Net water consumption

## Audits and dashboards

Facilities managers and their team members are now working with Quality Assurance Managers on water conservation. A dashboard has been prepared and is continuously monitored. A Six Sigma project called "Optimization of Fresh Water Consumption" is underway as a pilot exercise at Bangalore. Dishwashing machines are installed in all food courts to bring down consumption.

## Rain water harvesting

In our efforts to become water positive, we have created sleeve wells and bunds to trap storm water and charge the water table. Rainwater harvesting is an integral part in the design of our new campuses. We will continue to focus our efforts to enhance our positive foot print in the days to come.



*Sleeve wells on campus*



*Rain water harvesting at Infosys*



*Rain water harvesting at Infosys*

## Energy conservation

### Strategy

Global warming and its adverse effects have now captured the attention of the world. There is a pressing need to act in a responsible manner to alleviate the threat of climate change and its impact. We must find ways to reduce the emission of green house gases which cause global warming.

We are now exploring possibilities of reducing GHG emissions by way of our operations. Our strategy is as follows:

- Adoption of best practices, latest technology and high levels of efficiency for conservation of energy
- Utilization of alternate or renewable sources of energy
- Sequestration through 'carbon sinks' to become carbon neutral

### Sourcing

Our development centers source their energy needs from state electricity boards. However, captive generation is resorted to in the events of any outages on the grid power.

### Utilization

Roughly, 45% of our energy requirements go toward operation of chillers and air handling units, 35% for energizing of UPS systems, and 10% for lighting.

### Consumption

Our operations consumed a total of 563 TJ (Terra Joules) of energy in fiscal 2007. On a per capita basis, sustained conservation efforts resulted in a reduction of 3% over the last year. In absolute terms, the total power consumption went up by about 27% due to growth in our operations.


563
411
Power Consumption in Terra Joules

### Conservation

Conservation of energy has been achieved on a continual basis over the last few years. Sustained efforts by our electrical engineers to achieve high levels of efficiency, monitoring and measurement of utilization,

energy audits, and analysis of data have helped to conserve energy year after year.

We have spared no effort to upgrade technology to improve conservation. One such recent measure was the implementation of a public lighting management system by Paris-based Citelum Group at our Mysore campus. This system will enable us to conserve up to 60% energy used for street lighting.

## Renewable energy

We have used solar water heaters in all our hostel facilities at Bangalore, Mysore, Pune, Chandigarh, Bhubaneswar and Hyderabad. Efforts are on to identify other potential areas to use renewable energy.

## Energy efficiency practices

Some of the energy efficient practices adopted across Infosys' development centers are given below:

- Transformers with high efficiency from reputed companies maintain ing a power factor of 0.92 on the distribution side. Automatic Transfer Switch (ATS) is used to transfer power from grid to captive
- Air conditioners are programmed through logic control systems
- Energy-efficient computer systems
- Compact Fluorescent Lamps are used for lighting
- All street lighting is logic controlled to ensure that lighting depending upon the natural sunlight and darkness thereby saving energy
- Skylights in the atrium and terrace areas to optimally use sunlight
- Solar water heating system for in-campus guest houses
- Variable Frequency Drives are sequenced in operation for AHU, primary pumps and secondary pumps
- PVC pipes for irrigation and swimming pool operations in order to reduce friction and thereby reduce power costs in pumping
- Sensors in toilets to eliminate the human factor and thereby reduce working of the HNS
- Water pumping is affected through hydro pneumatic pumps to ensure constant pressure at the taps
- UPS is used for all PCs and server rooms win 100% redundancy
- Harmonic mitigation is achieved by capacity in inductive filter through proper balancing which is kept under 10%
- Fire retalient cables are used in our distribution network for power
- Smoke detection system is used to ensure the detection is systematic and programmed
- Sprinklers are used wherever required
- Early fire detection system using VESDA technology in server rooms
- False ceilings are used to reduce the load on air condition, thus saving energy
- Fans are used in fair weather conditions, instead of air conditioners, thus saving energy
- Glazing is minimized from NE and SW area so that solar rays are minimized

## HVAC design impact

1. The HVAC design for current Infosys buildings have been based on the Energy Conservation Building Code 2006 and the ASHRAE Green Guide to a large extent. The primary objective is to reduce energy consumption while providing satisfactory conditions inside the buildings during extreme weather conditions.
2. In order to follow green building norms, Infosys ensures that there is proper planning and execution supported by effective operational procedures to ensure lower total cost of ownership and mitigate long-term environmental impacts.
3. The HVAC was designed keeping in mind the following facts:
   - Sun orientation path will be a driving factor in positioning the envelop
   - U-values will a major parameter in the design of the building meeting the requirements of ECBC
   - Walls and roofs will be properly insulated to reduce the effect of heat losses
   - Using double glazed windows to reduce infra red (IR) radiation
   - Provision of operable windows for natural ventilation
   - Effective management of ventilation to ensure acceptable air quality
   - Proper positioning of fire escape routes
   - Use of material with VOC emissions
   - Roof surface treated to reduce the absorption of heat
   - The design intent is to eliminate sick building syndrome

## Salient features of HVAC design for buildings:

- Cooling load calculations using the latest software available
- Applying of diversity to reduce installed cooling capacity
- Carrying out of Life Cycle Costing Analysis to arrive at the most economical system to be employed
- Modular design of chillers for optimized operation
- Recommend water-cooled chillers, wherever water is avalable
- Implimenting methods to reduce water consumption such as Ozone treatment of cooling tower water and side stream filtration
- High COP chillers
- Ecologically friendly refrigerants such as R 134 a
- Variable Speed Drives on chillers
- VFDs on chilled water pumps
- VFDs on Cooling Towers
- Effluent treated water for cooling towers
- Employing variable air volume air distribution systems
- VFDs on AHUs
- VAV Boxes for zone temperature control
- Reliable and calibrated temperature sensors and controllers
- Building Automation System for monitoring and controlling of the HVAC system
- Adopting Demand Control Ventilation to vary outdoor air requirement based on indoor $CO_2$ levels
- Providing dedicated exhaust ventilation for reprographic areas

## Paper – the goal is to become a paperless office

Sustained efforts and awareness have resulted in reduction of paper usage across development centers. Infosys is committed to coming as close as it can to become a paper-less office.

## Conservation

Paper is primarily used for printing and copying. Some of the departments responsible for training within Infosys, such as Education and Research, Infosys Leadership Institute (ILI) and Human Resources, have adopted innovative ways to reduce usage of paper.

The Education and Research Department and ILI have introduced e-learning modules and online training systems to effectively control the use of paper.

The recruitment wing of Human Resources introduced the e-docket system to reduce paper records.

## Recycling

Awareness is created to reduce utilization of paper as much as possible. Employees are encouraged to use best practices like double side printing, smaller fonts, etc. Usage of copier machines is generally discouraged.

Most development centers work with paper recyclers to recycle waste paper. Notepads made from such recycled paper are used for office stationery.

## Global warming

Climate change and global warming are environmental issues of grave concern to all of us. It is anticipated that even a small rise in temperature can cause serious consequences to the environment and to our social and economic infrastructure.

## Green House Gas emissions

Green House Gas (GHG) emissions are a result of burning of fossil fuels such as coal, oil and natural gas. Though much of the GHG emissions come from the heavy industry, the IT and services industry also contribute to $CO_2$ emissions. The source for $CO_2$ is electricity, heat and transportation.


GHG Emissions
8%
21%
28%
43%
Travel
Power
Fuels
Chiller

We are committed to reducing emissions of $CO_2$ from our operations. The total $CO_2$ emission during fiscal 2007 was 292 kilotonnes.

Much of the emissions are sequestrated by the foliage and trees on our campuses which act as carbon sinks. As on March 31, 2007, we own 784 acres of land across campuses in India. Of this, roughly 31.5% or 247 acres, was dedicated for landscaping. This huge green cover acts as a carbon sink.

We are working with the India Climate Exchange to have an effective mitigation plan and to become carbon neutral in the days to come. Currently, we are analyzing data to set a target for reduction of green house gases.



*Carbon sinks at Infosys*

## Environmental impact assessment

Building of new facilities or extensions of existing ones are done only after a detailed environmental impact assessment wherever applicable, and as stipulated by the Ministry of Environment and Forest (MoEF).

## Waste management

The Ozone initiative has helped us manage our solid waste effectively. There is a system for segregation of waste at source. Every development center has a dedicated waste segregation and processing yard. We have adopted best practices to manage our waste, and efforts are on to reduce solid waste generation as well.

Solid waste management at Infosys is based on the triple R (Reduce, Reuse and Recycle) principle. Plastic is used judiciously. Food vendors at Infosys are urged not to use disposable plastic. Suppliers are encouraged to take back package material.

Of the inevitable waste that is generated, innovative ways and means to reuse are explored. Wood waste for instance is used in carpentry. Paper printed on one side is stapled together and used as scribbling pads. Paper, plastic, bottles and steel scrap is sent to approved recyclers.

Hazardous waste is restricted to used batteries and used oil. Used batteries are returned to suppliers in accordance with The Pollution Control Board (PCB) norms. Used oil is also sent to approved oil recyclers.

E-waste is handled as per the norms laid out by the PCB. At present, the legislation applicable to hazardous waste management applies to e-waste as well. Disposal of waste is done as per these norms.

Biomedical waste generated from the medical centers on our campus are segregated at the center and then sent to approved agencies for incineration.

Food waste is sent to nearby piggeries and vermi-compost pits.

## Occupational health and safety

World over, the work place has become safer in recent years and the number of job-related accidents or injuries have come down. Companies seeking best practices in Corporate Health and Safety aim for "zero" incidents and occupational illnesses. We aspire for the same high levels of performance in terms of occupational health and safety, and are committed to putting in place a strong system to manage the same. We wish to develop a safety culture among our employees. Some of the elements which are essential to establish a sound health and safety system include:

- Leadership commitment
- Confidence on the part of all employees that we value safety and health
- Creating and implementing a health and safety management system
- Monitoring performance regularly

We wish to eliminate all accidents and occupational illnesses at work. To implement and maintain a strong health and safety management system, the scope of the Ozone initiative, which was our Environmental Management System, was enhanced in July 2006 to include "Occupational Health and Safety" as well. Ozone is now our HSE management system.

## OH&S best practices at Infosys

The Occupational Health and Safety initiative at Infosys is structured around the following guiding principles:

- Measuring effectiveness, reach and value is part of the OH&S initiative. The OHSAS18001 specifications ensure that all objectives and targets are measured. It also helps to measure the lost time rates, which indicate whether the desired results are achieved or not.
- Safety is integrated into all operations
- Motivational programs are conducted to encourage employee participation
- A feedback mechanism is set up for employees to provide constructive feedback

- A safety committee is formed which meets regularly to discuss performance and progress. Core members work closely with medical practitioners to evaluate occupational injuries and illnesses and plan for mitigation
- Periodic surveys are planned, to assess opportunities for improvement

To demonstrate leadership commitment to the OH&S system, managers at Infosys are encouraged to voice their concerns for employee safety and health. They are urged to discuss safety and health issues during monthly meetings, attend safety committee meetings or health and safety motivational programs, and identify and report hazards and incidents at the workplace.

The managers are encouraged to ensure employee participation in training programs and to help create a trusting relationship among the employees to disclose accidents or incidents.

## Safety committee

An Occupational Health and Safety Committee is set up in each development center. This committee is made up of OH&S representatives who represent employees of a designated workgroup.

The OH&S committee brings employees and management together in a non-adversarial, cooperative effort to promote OH&S across the workplace. It is the committee's role to take a proactive approach in assisting the employer to develop and implement the best possible OH&S policies, plans and procedures for eliminating or minimizing the occupational risks that are inherent in the business.

The committee will discuss, explore, study and make recommendations on various OH&S related issues. The committee will also provide employees the opportunity to voice concerns relating to hazards.

## OH&S representatives or OH&S committee members

The following people are members of the OH&S committee

- The Management Representative (MR): The MR in most locations is the HSE / Facilities manager
- Element Champions: Element Champions are those who are responsible for the various elements of the OH&S management plan
- OH&S representatives
- Chairperson: The head of the development center.

## Scope of the committee

The scope would include, but will not be limited to, the following:

- Discuss occupational health and safety related issues and to exchange information on accidents, incidents, hazards and hazard control during monthly meetings
- Prepare and maintain records of health and safety issues
- Review occupational accidents and investigate the cause of incidents / accidents resulting in occupational injury or illness and, where appropriate, submit suggestions to senior management or department supervisor for the prevention of future incidents / accidents, thereby reducing risk
- Review hazardous conditions brought to the attention of any committee member. The committee may request that Infosys conduct an investigation to assist them in their study
- Review results of periodic and scheduled work site inspections
- Conduct scheduled and unscheduled safety inspections
- Review safety standards of all new work places and approve commencement of operations from such places
- Submit recommendations to assist in the evaluation of employee safety suggestions
- Minute all proceedings

## Risk assessment

The activities and services at our campus may contain potential health, safety and fire hazards. Potential health hazards also include those related to quality of indoor air and ergonomics.

Hazards may pose risk if controls are not provided and implemented. A preliminary risk assessment is conducted to identify routine and non-routine activities. Then, a comprehensive risk assessment is conducted for each of the routine and non-routine activities and services at each site to identify, monitor, measure and manage the identified risks in a structured manner, to minimize or control their impacts and achieve continual improvement. Risk assessment is also conducted for new or modified activities, products and services.

Many hazards can be prevented from occurring through documented self-inspections. An effective hazard control system will identify hazards that exist or develop in the workplace and corrective measures that will prevent their recurrence.

Upon completion of scheduled or unscheduled inspections, all findings are prepared in writing and submitted to respective department heads and to the facilities department. Corrective action or a suitable timetable for elimination of a hazard (where appropriate) is the responsibility of the department supervisor.

Once identified, hazards are ranked according to severity. Prioritization of abatement actions is based on the ranking scheme. Serious violations and hazards are always given top priority and corrected immediately. Operations affected by serious violations or hazards are temporarily suspended until resolution of the same.

## Training and awareness

The training needs of all employees, support and security staff and contract workers are identified and relevant training is provided. While identifying the training needs, the role of the department and the impact of its activities on the HSE system of the campus are considered.

Personnel whose work may create a significant impact on the environment or whose work may pose occupational health and safety risks are given an appropriate orientation to make them aware of:

- The significant environmental, occupational health and safety impact and consequences, actual or potential, of their work activities and the benefits of improved personal performance
- Their roles and responsibilities in achieving conformance with the HSE policy and procedures, and with the requirements of the HSEMS, including emergency preparedness and response requirements
- The potential consequences of deviations from specified operating procedures
- Effective dissemination of safety information lies at the very heart of a successful HSE program. It is necessary to provide training for employees on general safe work practices (Safety Training Program) as well as specific instructions on hazards unique to each employee's job assignment.

## E-module training

As an integral part of the learning journey, the e-route has been created to help reach out to the ever-growing employees located across geographies. The e-learning module on EMS has been organized to include content on the standards and specific initiatives at Infosys in managing the environment. Modules relevant to occupational health and safety are also included. The objective tests at the end of each module are designed to capture the knowledge gain of the learner.

## The Health Assessment and Lifestyle Enrichment Plan initiative

The Health Assessment and Lifestyle Enrichment Plan (HALE) initiative focusses on increasing emotional value-add of our employees, by

optimizing their health, quality of life and work environment. The goal is to ensure healthy and happy employees who will be more productive and in the long-term, add to our competitive edge in business.

This initiative strives to achieve this goal through a set of offerings that focus on health, safety, stress and leisure. All these are made available on a portal that has a wealth of knowledge on these aspects. The initiative currently engages over 35,000 employees across locations and has been recognized at various forums as a best-in-class initiative in employee health, safety and wellbeing.

### Health

The health portfolio consists of offerings such as preventive healthcare options for employees and families, health checks, talks, consultations, fitness related interventions, and health awareness campaigns. The annual edition of the HALE Health Week held in November 2006 saw over 22,500 employees being covered in varied health related activities. This year alone, over 20,000 employees have availed of health related offerings with over 130 other interventions across locations.

There has been a special focus on ergonomics, nutrition, cardiac and women health with numerous talks, consultations and collateral being shared. Health-related innovations include Fitness Quotient – a fitness benchmarking and exercise / diet intervention that had over 1,300 employees taking part and a campaign to encourage them to keep fit by taking the stairs.

### Safety

Various safety related offerings like talks, training sessions on first aid, trauma handling CPR and safety awareness campaigns have been conducted under HALE. The annual HALE Safety Week held in March 2007 has seen over 37,700 employees taking part in safety related activities. Accidental Appu, the safety mascot, has become a popular character at Infosys, thanks to regular quizzes on safety related aspects.

### Stress

The HALE Tool (with over 2,000 responses) and the Hotline (with about 20-25 calls per week across locations) are well-appreciated offerings which aim to provide timely, expert help to employees and their families on issues related to relationships, stress, depression and personal issues. A stress audit which had over 8,000 responses over the last year, a pilot rollout of the EAP (Employee Assistance programme), and topical workshops on relationships, families and work-life balance were also organized.

### Leisure

A strong set of leisure options that act as stress busters and aid life enrichment are offered across locations – hobby sessions, team games (indoor / outdoor) and movie screenings have been conducted across locations (over 120 initiatives with over 30,000 employees participating). Online puzzles and trivia are bringing leisure to the desktop and has seen over 22,000 employees taking part.

HALE has played a key role in increasing awareness and bringing a greater focus on health and lifestyle enrichment of our employees and their families. Feedback by employees for this initiative has been very encouraging and there have been significant benefits due to the various interventions that HALE offers.

### Group Medi-claim policy

Infosys employees working in India are covered under a Group Medi-claim policy for Rs.2,00,000 per family per year on a floater basis. Family would include the employee and three dependents who could be spouse, children and / or dependent parents.

Employees working in other countries are also covered under various health insurance policies.

### Safety

The OHSAS18001 specifications require that focused attention be paid to the following areas of our operations to address safety:

1. Fire safety
2. Motor vehicle safety
3. Ergonomics
4. Quality of indoor air and drinking water

At Infosys, the following systems are in place.

### Fire safety

Major fires are often caused by electrical short circuits, availability of flammable, combustible material, delayed detection, delayed response and inefficient fire protection systems.

Fire prevention at Infosys starts with the building design. Detailed attention is given to fire resistant material, sufficient open spaces, dampers in HVAC systems, low flame spread interior finishes and glass façade with fire resistance rating of one hour or more.

Fire exits are kept free and proper signages are given for such exits. Smoke and heat alarms are installed in all buildings and checked periodically. Fire extinguishers are available at all points and the required awareness training is provided to employees and support staff. Fire hydrants are installed and a process is in place to monitor working of the whole system including water storage, pumps, staff, hose reels and hydrants.

Accumulation of combustibles is not permitted in any building.

Electrical systems are safe and care is taken to ensure there are no spliced cables, closed junction boxes or wiring in conduits. Extreme care is taken to prevent fires at HSD yards, STPs and LPG cylinder storage bunks.

LPG gas leak detection systems are put in place. Annual maintenance contracts and schedules for servicing of all fire fighting equipment are monitored diligently.

### Motor vehicle safety

Contractual agreements are in place with all transportation service providers to ensure high standards of safety. High levels of maintenance, usage of seat belts in taxi cabs, non-utilization of mobile phones by drivers while driving, and breath analyzer tests for drivers providing services at night are some of the measures in place to enhance safety. Employee feedback is acted upon swiftly in case of non-adherence.

Awareness building sessions and motivational programs for drivers are conducted regularly. Training for defensive driving is planned for employees.

### Ergonomics

Ergonomics related disorders such as Carpal Tunnel Syndrome, low back pain, etc., are caused by a number of reasons including poor ergonomics of work station furniture, posture, long working hours without breaks, exercises and physical health of the individual.

Workstation furniture at Infosys is chosen after careful deliberations and checks. Sample furniture is used by employees before selections are finalized.

A physiotherapist is available at all development centers. Apart from providing first aid and treatment, the physiotherapist also conducts training sessions for employees to advise them on posture and suitable exercises. Detailed sessions on ergonomics are conducted. During the year, 47 sessions were conducted across our campuses.

Ergonomics related disorders are now being tracked as part of the OH&S activity. One of the objectives is to reduce ergonomics related disorders at each of our locations.

## Quality of indoor air and drinking water

Poor indoor air quality is often due to reduced ventilation, poor quality building material and furnishing, deferred maintenance, usage of pesticide and housekeeping chemicals, and premature occupancy of office buildings.

Acceptable air quality is defined as 'Air in which there are no known contaminants at harmful concentrations as determined by concerned authorities and with which a substantial majority (80% or more) of the employees exposed do not express dissatisfaction.'

'Sick Building Syndrome' is a condition when occupants experience symptoms such as dry eyes, dry throat, headache, dry skin, mucous membrane irritation, lethargy, asthmatic symptoms or loss of concentration. These symptoms disappear when they are outside the buildings.

The business requirement at Infosys is such that the work place undergoes change from time to time, in accordance with client specifications. This very often alters the number of people or equipment within the facility. During the year 76 tests were conducted across campuses to check indoor air quality. In 31 cases the $CO_2$ level was found to exceed acceptable levels. Measures were taken to increase intake of fresh air to bring down $CO_2$ levels to within acceptable levels.

During the year, 76 tests were conducted across campuses to check indoor air quality. The business requirement at Infosys is such that the work place undergoes changes from time to time, in accordance with client specifications. This often alters the number of people or equipment within the facility. Such changes are monitored and efforts are made to ensure that $CO_2$ levels do not exceed 1,000 ppm at any time.

Over 1,000 drinking water samples were tested to check quality. This is an activity which is monitored closely at each location. Water purifiers are replaced if they are 4-5 years old. The best available fresh water treatment plants are installed in our campuses to ensure potability of water. This is necessary since the water in many of our campuses is not potable.

## Health and safety of contractual employees

While all contractual workers at Infosys enjoy the campus facilities for health and safety, We have enabled a health check program for all contractual employees. This is an annual health check which is available for all contractual employees, free of charge. During the year, 1,971 contractual employees availed of this facility across our campuses.

All contractual employees are covered under provident fund and ESI benefits as per statutory requirements. The following insurance schemes are also available for them:

- Group Medical Insurance cover up to Rs.1,00,000 per person
- Accident Insurance cover up to Rs.2,00,000 per person
- Life Insurance cover of Rs.5,00,000 per person

## Disaster Recovery and Business Continuity Plan

We face the threat of disaster from internal and external sources. They could be natural or man-made, technological or political. Disasters could be accidental or intentional. Such disasters could be within controll or beyond the organization's control. Disasters could strike with prior warning or could come with no prior warning.

The preparedness of the Company is prepared to survive a business / service disruption with minimum interruption to its daily routine depends on the elements identified, and the provisions made for review, implementation, maintenance, quality assurance and accuracy of its continuity plan. The essence of the Disaster Recovery and Business Continuity Plan (DR and BCP) is to be equipped to handle disasters that are avoidable and to be prepared to deal with those that are unavoidable or outside the control of the organization.

The Infosys physical infrastructure business or service continuity planning is the process that defines the procedures employed to ensure timely and orderly resuming of our business cycle through its ability to execute plans with minimal or no interruption to time-sensitive business or service operations. The objectives of this plan are to:

- Minimize interruptions to business / service operations
- Resume critical operations within a specified time after a disaster
- Minimize financial loss
- Assure customers and community that their interests are protected
- Limit the severity of the disruption
- Expedite the restoration of services
- Establish awareness so that management and staff understand the implications of a disaster on services
- Maintain a positive public image of the organization

An exhaustive, well-defined and well-rehearsed Disaster Recovery and Business Continuity Plan exists at Infosys, to effectively address all perceived threats.

# Financial statements (unaudited) presented in substantial compliance with GAAP requirements of various countries and International Financial Reporting Standards and reports of substantial compliance with the respective corporate governance standards

Over the past decades, the technology and information revolutions have fundamentally transformed economic and political relationships between nations. Thanks to the opening up of financial markets across the globe, investors today have a wide choice of capital markets to invest in. Consequently, the global investor must have access to information about the performance of any company, in any market that he or she chooses to invest in. However, differences in language, accounting practices, and reporting requirements in various countries render performance reports by many companies rather investor-unfriendly.

Today, the strength of a global company lies in its ability to access high-quality capital at the lowest cost from a global pool of investors. Such companies study the needs of global investors and publish financial information in a language and form understood by their existing as well as prospective investors. In the process, financial statistics may have to be restated and financial terminology may need to be translated. Indeed, a key issue in international financial analysis is the restatement and translation of financial reports that describe operations conducted in one environment, but which are the subject of review and analysis in another.

As an investor-friendly company, committed to the highest standards of disclosure, we have been voluntarily providing unaudited financial statements presented in substantial compliance with the GAAP requirements of Australia, Canada, France, Germany, Japan and the United Kingdom, besides those of the United States and India (which information appears separately elsewhere).

Australia, France, Germany and the United Kingdom have adopted the International Financial Reporting Standards (IFRS). We are presenting the unaudited consolidated financial statements for these countries presented in substantial compliance with IFRS. We are also presenting, in US Dollars, financial statements presented in substantial compliance with IFRS. Since there is an ongoing convergence project between US GAAP and IFRS, the IFRS information presented in this Annual Report has been reconciled to our US GAAP information. Financial information presented in Japanese GAAP in this Annual Report has been translated from our US GAAP financial information. The information will be included in the Securities Report to be filed with the Ministry of Finance, Japan. Canadian GAAP financial statements have been presented on the same basis as earlier years and are reconciled to our Indian GAAP financial information.

Further, keeping in mind their local regulations and practices, these countries have formulated their own corporate governance standards. We have provided statements on substantial compliance with these standards in the respective national languages of these countries.

The unaudited consolidated income statements and balance sheets have been presented by converting the various financial parameters, reported in our income statement into the respective currencies of the above countries. In addition, appropriate adjustments have been made for differences, if any, in accounting principles, and in formats, between India, United States, these countries and IFRS.

*The financial information provided in this section is unaudited. Financial information presented in substantial compliance with the GAAP requirements of countries and IFRS may not meet all the regulatory requirements to be characterized as financial statements presented in explicit and unreserved compliance with such requirements. The statements on compliance or substantial compliance with corporate governance standards of various countries may not meet all the relevant regulatory requirements to be characterized as statements of explicit and unreserved compliance with corporate governance requirements. The financial information provided in this section does not contain sufficient information to allow full understanding of our results or our state of affairs. In the event of a conflict in interpretation, the "Audited Indian GAAP financial statements" section and the "Corporate governance report" of the Annual Report should be considered. We caution investors that these reports are provided only as additional information to our global investors. Using such reports for predicting our future, or of any other company, is risky. We are not responsible for any direct, indirect or consequential losses suffered by any person using these corporate governance reports, financial statements or data..*

# Corporate governance report – Australia, Canada, France, Germany, Japan and the United Kingdom

## Australia

ASX Corporate Governance Council – Principles of good corporate governance and best practices recommendations

The Australian Stock Exchange (ASX) Corporate Governance Council was formed on August 15, 2002 to develop and deliver an industry-wide, support framework for corporate governance which could provide a practical guide for listed companies, their investors, the wider market and the Australian community. The council published its "*principles of good corporate governance and best practice recommendations*" in March 2003. The corporate governance principles and recommendations of the council are not mandatory, but Australian listed entities must disclose those principles that are not in compliance and the reasons for non-compliance.

The council proposed 10 core principles which it believes underlie good corporate governance. We comply substantially with all recommendations made by the council, except the following :

1. *Recommendation 2.2 – The Chairperson should be an independent director:* The chairman of the board is a non-executive director. The board of the Company consists of six executive directors, one non-executive director and eight independent directors. The audit committee, nominations committee and the compensation committee consist of independent directors only.
2. *Recommendation 5.1 – Ensure compliance with ASX listing rule disclosure requirements:* We are not listed on the Australian Stock Exchange. However, we have established necessary policies and procedures to ensure that announcements are made in a timely manner are factual, do not omit any material information and are expressed in a clear and objective manner that allows investors to assess the impact of the information when making investment decisions.

## Canada

*Corporate governance: A guide to good disclosure*, issued by Toronto Stock Exchange.

In December 2003, The Toronto Stock Exchange (TSX) issued guidelines which would help issuers prepare meaningful disclosure that complies with its requirements. TSX only requires companies to explain their practices, and not to adopt the practices in the guidelines. These guidelines were updated in January 2006.

We substantially comply with all recommendations. The necessary disclosures on various recommendations are provided elsewhere in the report. In addition, the following disclosures are made for specific guidelines issued by TSX.

1. *Guideline 5 – Assessing the Board's effectiveness:* The compensation committee of the Board consists of independent directors. The compensation committee reviews the performance of all the executive directors on a quarterly basis based on detailed performance parameters set for each of the executive directors at the beginning of the year, in consultation with the CEO of the Company. The performance of the independent directors is reviewed by the full board, on a regular basis. The nominations committee recommends size and composition of the Board and its committees, establishes procedures for the nomination process, and recommends candidates for election to the Board and its committees.

## France

*La gouvernance d'entreprise des sociétés cotées – Octobre 2003*

Les principes de la gouvernance d'entreprise des sociétés cotées tirent leur origine des rapports VIENOT de juillet 1995 à juillet 1999, ainsi que du rapport BOUTON de septembre 2002. Cet ensemble de recommandations a été élaboré en détail par les groupes de travail en résumé des réunions avec les présidents de sociétés cotées en France et ce, sur la demande de l'Association Française des Entreprises Privées (AFEP) et le Mouvement des Entreprises Françaises (MEDEF). Cette "consolidation" des travaux menés par des présidents de grandes sociétés françaises constitue une réponse à la communication de la Commission européenne sur la gouvernance d'entreprise et le droit des sociétés, qui préconise que chaque État membre désigne un code de référence auquel les entreprises devront se conformer ou expliquer en quoi leurs pratiques en diffèrent et pour quelles raisons.

Ce rapport avait fait plusieurs recommandations. Notre entreprise se conforme strictement à ces recommandations, à l'exception des points ci-dessous:

1. *Recommandation 7.1:* La représentation des salariés et des salariés actionnaires- Les salariés ne sont pas représentés au conseil d'administration. À ce jour, le conseil d'administration d'INFOSYS est composé de 15 administrateurs dont 8 sont indépendants.

## Germany

*(deutscher Corporate Governance Kodex in der Fassung vom 21.*

*Mai 2005)*

Der deutsche Corporate Governance Kodex repräsentiert ein Regelungswerk für Vorstände und Aufsichtsrat von in Deutschland börsennotierten Gesellschaften. Die Regeln haben zum Ziel das deutsche Corporate Governance System transparenter und verständlicher zu machen. Zweck ist, für das Vertrauen der internationalen und nationalen Investoren, der Kunden, der Mitarbeiter und der Öffentlichkeit in die Vorstände und Aufsichtsräte börsennotierter Unternehmen zu werben.

Dieser Bericht hat einige Empfehlungen ausgesprochen. Ihr Unternehmen wendet die Empfehlungen der Regierungskommission im Wesentlichen mit folgenden Ausnahmen an:

1. *Empfehlung 3, 4 und 5 – Das duale System der Unternehmensorgane:* Das Unternehmen hat ein einstufiges Verwaltungsorgan welches sowohl mit unternehmerischen Befugnissen als auch der Befugnis zur Überwachung ausgestattet ist. Zur Zeit besteht das Organ aus 15 unabhängigen Direktoren davon 6 leitende, 1 nicht-leitenden und 8 unabhängige Angestellte. Das Unternehmensorgan ist ausschließlich mit unabhängigen Direktoren besetzt.

## Japan
## 日本

日本でコーポレート・ガバナンスについて議論されてきた問題のいくつかについては、日本の法令（会社支配の構造や手続については会社法、コーポレート・ガバナンスの状況の開示については証券取引法および開示に関する内閣府令等）が対処している。証券取引法および関係内閣府令は、インフォシス・テクノロジー・リミテッドのような日本における継続開示会社に対して、コーポレート・ガバナンスの状況（例えば、会社の機関の内容、内部統制システムの整備の状況、リスク管理体制の整備の状況、役員報酬の内容、監査報酬の内容、内部監査の組織および手続等）の開示を求めている。当社は、本年次報告書においてこの情報を開示している。

## United Kingdom

The combined code on corporate governance supersedes and replaces the Combined Code issued by the Hampel Committee on Corporate Governance in June 1998. It is derived from a review of the role and effectiveness of non-executive directors by Mr. Derek Higgs and a review of audit committees by a group led by Sir Robert Smith. This new Code applies for reporting years beginning on or after November 1, 2003.

We substantially comply with all recommendations of the combined code except for the following:

1. *Code A2.2:* A chief executive should not go on to become chairman of the same company: N. R. Narayana Murthy is the Chairman and Chief Mentor of the Company, at present. He was the Chief Executive Officer of the Company till March 31, 2002.
2. *Code D1:* Dialogue with institutional investors: We have in place a communication policy addressed to the needs of all investors. We communicate to investors through various forums, both our long-term and short-term plans and strategies. As a policy, we do not differentiate between small and large investors. Non-executive directors do not meet with large investors as required under the code.
3. *Code D2.1 – Voting in shareholders meetings:* Under Indian law, voting on a resolution in the annual general meeting is by show of hands, unless a poll is demanded by a member or members present in person or by proxy, holding at least one-tenth of the total shares entitled to vote on the resolution, or by those holding an aggregate paid up capital of at least Rs. 50,000. However, as an informal mechanism, the Company makes available non-mandatory ballot through the internet, for all the resolutions to be passed by the members at the AGM and announce the results of the poll, before taking up the formal procedure for passing a resolution by members in the meeting.

# Financial statements presented in substantial compliance with Australian Equivalents to International Financial Reporting Standards (A-IFRS)

## Consolidated balance sheet of Infosys Technologies Limited as at March 31, (unaudited)

*Australian Dollars (AUD) in millions, except share and per share data*

| | 2007 | 2006 |
|---|---|---|
| Assets | | |
| Current assets | | |
| Cash and cash equivalents | 1,731 | 1,241 |
| Investments in liquid mutual fund units | 7 | 237 |
| Trade accounts receivable | 697 | 504 |
| Unbilled revenue | 91 | 67 |
| Prepaid expenses and other current assets | 59 | 56 |
| Total current assets | 2,585 | 2,105 |
| Property, plant and equipment | 911 | 685 |
| Intangible assets, net | 183 | 11 |
| Deferred tax assets | 26 | 20 |
| Advance income taxes | 41 | 25 |
| Other assets | 46 | 38 |
| Total non-current assets | 1,207 | 779 |
| Total assets | 3,792 | 2,884 |
| Liabilites | | |
| Current liabilities | | |
| Trade payable | 7 | 4 |
| Current tax payable | 5 | – |
| Client deposits | 1 | 3 |
| Unearned revenue | 89 | 61 |
| Other liabilities | 337 | 223 |
| Total current liabilities | 439 | 291 |
| Non-current liabilities | | |
| Other liabilities | 1 | 7 |
| Non-current liabilities total | 1 | 7 |
| Total liabilities | 440 | 298 |
| Equity | | |
| Common stock, AUD 0.22 par value 600,000,000 equity shares authorized, issued and outstanding – 571,209,862 and 551,109,960 as of March 31, 2007 and 2006 respectively | 79 | 43 |
| Additional paid-in capital | 875 | 597 |
| Reserves | 111 | 14 |
| Retained earnings | 2,287 | 1,911 |
| Total equity attributable to equity holders of the Company | 3,352 | 2,565 |
| Minority interests | – | 21 |
| Total equity | 3,792 | 2,884 |

# Financial statements presented in substantial compliance with Australian Equivalents to International Financial Reporting Standards (A-IFRS)

## Consolidated income statement of Infosys Technologies Limited for the year ended March 31, (unaudited)

*AUD in millions, except share and per share data*

| | 2007 | 2006 |
|---|---|---|
| Sales | 4,009 | 2,865 |
| Cost of sales | 2,305 | 1,661 |
| Gross profit | 1,704 | 1,204 |
| Other income, net | 98 | 65 |
| Selling and marketing expenses | 271 | 182 |
| General and administrative expenses | 323 | 230 |
| Amortization of intangible assets | 4 | – |
| | 598 | 412 |
| Results from operating activities | 1,204 | 857 |
| Net finance income / (costs) | 10 | (24) |
| Profit before income taxes | 1,214 | 833 |
| Income tax expense | 109 | 93 |
| Profit for the period | 1,105 | 740 |
| Net profit attributable to minority interest | 3 | 7 |
| Net profit attributable to shareholders of parent company | 1,102 | 733 |
| Earnings per equity share (AUD) | | |
| Basic | 1.99 | 1.35 |
| Diluted | 1.95 | 1.31 |
| Weighted average equity shares used in computing earnings per equity share | | |
| Basic | 554,018,739 | 543,160,222 |
| Diluted | 566,110,582 | 557,967,786 |

*Note:*

1. The functional currency of the Company is the Indian Rupee. These financial statements have been presented by translating revenue and expenditure at an average rate during the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under Reserves.
2. *Exchange rates (1 AUD =)*

*in Rs.*

| | 2007 | 2006 |
|---|---|---|
| Average rate | 34.73 | 33.21 |
| Period end rate | 34.93 | 31.87 |

3. *Reconciliation between US GAAP and A-IFRS statements*

*AUD in millions*

| | 2007 | 2006 |
|---|---|---|
| Net income as per US GAAP financial statements | 1,101 | 739 |
| Reversal of Stock compensation charge using fair value method for grants before November 7, 2002 | 1 | (6) |
| Net income attributable to shareholders of parent company as per A-IFRS | 1,102 | 733 |

# Financial information presented in substantial compliance with GAAP requirements of Canada

## Consolidated balance sheet (unaudited) as at March 31,

*Canadian dollars (CAD) in millions, except share and per share data*

| | 2007 | 2006 |
|---|---|---|
| Assets | | |
| Current assets | | |
| Cash and cash equivalents | 1,653 | 1,059 |
| Accounts receivable | 652 | 422 |
| Pre-paid expenses and other assets | 178 | 123 |
| | 2,483 | 1,604 |
| Property, plant and equipment | 851 | 573 |
| Intangible assets | 158 | 11 |
| Investments | 7 | 198 |
| Future income taxes | 25 | 17 |
| Other assets | 4 | 8 |
| | 3,528 | 2,411 |
| Liabilities and shareholders' equity | | |
| Current liabilities | | |
| Accounts payable | 7 | 3 |
| Accrued liabilities | 424 | 510 |
| Advances received from clients | 1 | 2 |
| Unearned revenue | 83 | 51 |
| | 515 | 566 |
| Minority interests | 1 | 18 |
| | 516 | 584 |
| Share capital | | |
| Common shares – 571,209,862 outstanding (2006 – 551,109,960 outstanding) | 87 | 42 |
| Additional paid-in capital | 778 | 470 |
| Accumulated foreign currency translation adjustment | (188) | (286) |
| Retained earnings | 2,335 | 1,601 |
| | 3,528 | 2,411 |

# Financial information presented in substantial compliance with GAAP requirements of Canada

## Consolidated statement of earnings and retained earnings (unaudited)

*CAD in millions, except share and per share data*

| | 2007 | 2006 |
|---|---|---|
| Sales | 3,497 | 2,558 |
| Cost of sales | 2,007 | 1,479 |
| Gross margin | 1,490 | 1,079 |
| Expenses | | |
| Selling, general and administration expenses | 514 | 366 |
| Income from operations | 976 | 713 |
| Provision for investments | (1) | – |
| Interest and other income | 94 | 37 |
| Gain on sale of long term investment | 2 | – |
| Earnings before income taxes | 1,071 | 750 |
| Provision for income taxes | 97 | 84 |
| Net earnings before minority interests | 974 | 666 |
| Minority interests | (3) | (6) |
| Net earnings after minority interests | 971 | 660 |
| Cash dividend declared | 189 | 379 |
| | 782 | 281 |
| Retained earnings, beginning of the year | 1,601 | 1,320 |
| Retained earnings, end of the year | 2,335 | 1,601 |
| Earnings per share (CAD) | | |
| Net earnings | | |
| Basic | 1.75 | 1.22 |
| Fully diluted | 1.71 | 1.18 |
| Weighted average number of shares | | |
| Basic | 554,018,739 | 543,160,222 |
| Fully diluted | 566,110,582 | 557,967,786 |

*Note :*

1. The functional currency of the Company is the Indian Rupee. These financial statements have been presented by translating revenue and expenditure at an average rate for the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under accumulated foreign currency translation adjustment.
2. *Exchange rate (1 CAD =)*

*in Rs.*

| | 2007 | 2006 |
|---|---|---|
| Average rate | 39.73 | 37.22 |
| Period end rate | 37.38 | 38.11 |

3. Reconciliation between Indian GAAP and the Canadian GAAP statements:

*CAD in millions*

| | 2007 | 2006 |
|---|---|---|
| Net income as per Indian GAAP in Canadian dollars | 971 | 660 |
| Net earnings as per Canadian GAAP | 971 | 660 |

# Etats financiers préparés en conformité avec les IFRS (International Financial Reporting Standards) – France

## Compte de résultat consolidé non audité d'Infosys Technologies Ltd pour les exercices clos le 31 mars

*en millions d'Euros, sauf résultat par action*

| | 2007 | 2006 |
|---|---|---|
| Actif | | |
| Actif circulant | | |
| Disponibilités | 1,049 | 732 |
| Valeurs mobilières de placement | 4 | 140 |
| Clients, net de provisions | 422 | 297 |
| Factures à établir | 56 | 40 |
| Charges constatées d'avance et autres actifs circulants | 36 | 33 |
| Total de l'actif circulant | 1,567 | 1,242 |
| Installations techniques, matériels et outillages industriels, net | 552 | 405 |
| Immobilisations incorporelles, nettes | 111 | 7 |
| Impôts différés actif | 16 | 12 |
| Impôts avance | 25 | 15 |
| Autres actifs | 27 | 22 |
| Total Actif | 2,298 | 1,703 |
| Capital et reserves | | |
| Passif circulant | | |
| Fournisseurs | 4 | 2 |
| Impôts sur les bénéfices | 3 | – |
| Acomptes clients | 1 | 2 |
| Produits constatés d'avance | 54 | 36 |
| Autres passifs provisionnés | 203 | 132 |
| Total du passif circulant | 265 | 172 |
| Passif non circulant | | |
| Autres passifs non circulant | 1 | 4 |
| Capital et réserves de la société mère | | |
| Capital social | 48 | 26 |
| Prime d'émission | 531 | 353 |
| Ecart de conversion | 67 | 8 |
| Report à nouveau | 1,386 | 1,128 |
| Total du capital et réserves de la société mère | 2,032 | 1,515 |
| Intérêts minoritaires | – | 12 |
| Total passif et capital et réserves | 2,298 | 1,703 |

# Etats financiers préparés en conformité avec les IFRS (International Financial Reporting Standards) – France

*Euros in millions, except share and per share data*

| | 2007 | 2006 |
|---|---|---|
| Produits | 2,389 | 1,771 |
| Coût des ventes | 1,374 | 1,027 |
| Résultat brut | 1,015 | 744 |
| Charges d'exploitation : | | |
| Coût des ventes et de marketing | 162 | 113 |
| Charges générales et administratives | 192 | 142 |
| Dotations aux amortissements des immobilisations incorporelles | 2 | – |
| Total des charges d'exploitation | 356 | 255 |
| Produis d'exploitation | 659 | 489 |
| Bénéfice sur la vente de placement à long terme | 1 | – |
| Gains (pertes) de change sur les monnaies étrangères, nets | 6 | (15) |
| Autres produits, nets | 58 | 40 |
| Résultat avant impôts | 724 | 514 |
| Impôts sur les bénéfices | 65 | 58 |
| Résultat net | 659 | 456 |
| Résultat net attribué aux intérêts minoritaires | 2 | 4 |
| Résultat net attribué aux associés de la société mère | 657 | 452 |
| Bénéfice par action | | |
| Base | 1.19 | 0.83 |
| Dilué | 1.16 | 0.81 |
| Nombre moyen pondéré d'actions | | |
| Base | 554,018,739 | 543,160,222 |
| Dilué | 566,110,582 | 557,967,786 |

Note:

1. Les comptes annuels de la société on été préparés en roupie indiens, la devise opérationnelle. Ces comptes annuels ont été préparés en traduisant des produits et charges avec un taux moyen pendant l'année, l'actif courant, le passif courant, les installations techniques, matériels et outillages industriels, les emprunts à long terme, avec un taux moyen pour l'année. La différence obtenue avec la conversion est comptabilisée dans les écarts de conversion.

2. Taux de change (1Euro =)

*in Rs.*

| | 2007 | 2006 |
|---|---|---|
| Moyenne | 58.29 | 53.72 |
| Clôture | 57.64 | 53.99 |

3. Réconciliation avec les états US GAAP et IFRS

*Euros en millions, excepté les mentions contraire*

| | 2007 | 2006 |
|---|---|---|
| Résultat net en millions selon les comptes annuels consolidés US GAAP | 657 | 457 |
| Charge résultant du changement de méthode pour la comptabilisation des concessions le 7 Novembre 2002 | – | (5) |
| Résultat net selon les normes IFRS | 657 | 452 |

# Abschluss erarbeitet in wesentlicher Übereinstimmung mit den International Financial Reporting Standards (IFRS) – Deutschland

*Millionen Euro, außer Aktien und je Aktie Daten*

| | 31. März 2007 | 31. März 2006 |
|---|---|---|
| Aktiva | | |
| Kurzfristige Vermögenswerte | | |
| Zahlungsmittel und Zahlungsmitteläquivalente | 1,049 | 732 |
| Investitionen in liquide wechselseitige Fonds | 4 | 140 |
| Forderungen aus Lieferungen und Leistungen | 422 | 297 |
| Forderungen aus Fertigungsaufträgen | 56 | 40 |
| Vorauszahlungen und sonstige Vermögenswerte | 36 | 33 |
| Kurzfristige Vermögenswerte insgesamt | 1,567 | 1,242 |
| Sachanlagen | 552 | 405 |
| Geschäfts- und Firmenwert (Goodwill) | 96 | 7 |
| Sonstige immaterielle Vermögenswerte | 15 | – |
| Latente Steuern | 16 | 12 |
| Vorausgezahlte Steuern | 25 | 15 |
| Sonstige Vermögenswerte | 27 | 22 |
| Summe Aktiva | 2,298 | 1,703 |
| Passiva: Schulden und eigenkapital | | |
| Kurzfristige Schulden | | |
| Verbindlichkeiten aus lieferungen und leistungen | 4 | 2 |
| Steuerverbindlichkeiten | 3 | – |
| Kundendeposita / erhaltene anzahlungen | 1 | 2 |
| Verbindlichkeiten aus fertigungsaufträgen | 54 | 36 |
| Sonstige Verbindlichkeiten / rückstellungen | 203 | 132 |
| Kurzfristige schulden insgesamt | 265 | 172 |
| Langfristige schulden | | |
| Sonstige langfristige schulden | 1 | 4 |
| Eigenkapital | | |
| Gezeichnetes kapital, 600,000,000 aktien je Rupie 0.13 nominalwert genehmigt, zum 31. März 2007 insgesamt 571,209,862 (i.V). 551,109,960) aktien ausgegeben und im Umlauf befindlich | 48 | 26 |
| kapitalrücklage | 531 | 353 |
| Sonstige Rücklagen (accumulated other comprehensive income) | 67 | 8 |
| Bilanzgewinn | 1,386 | 1,128 |
| Eigenkapital der muttergesellschaft insgesamt | 2,032 | 1,515 |
| Minderheitenanteile | – | 12 |
| Summe schulden, eigenkapital und minderheitenanteile | 2,298 | 1,703 |

# Abschluss erarbeitet in wesentlicher Übereinstimmung mit den International Financial Reporting Standards (IFRS) – Deutschland

## Konzern-Gewinn- und Verlustrechnung der Infosys Technologies Limited für die Zeit vom 1. April 2006 bis zum 31. März 2007

*Millionen Euro, außer aktien and je aktie daten*

| | 2007 | 2006 |
|---|---|---|
| Umsatzerlöse | 2,389 | 1,771 |
| Umsatzkosten | 1,374 | 1,027 |
| Bruttoergebnis vom umsatz | 1,015 | 744 |
| Operative aufwendungen: | | |
| Vertriebskosten | 162 | 113 |
| Allgemeine verwaltungskosten | 192 | 142 |
| Abschreibungen auf immaterielle vermögenswerte | 2 | – |
| Operative aufwendungen insgesamt | 356 | 255 |
| Operatives ergebnis | 659 | 489 |
| Gewinn bei verkauf von langfristigen vermögenswerten | 1 | – |
| Währungsgewinne /-verluste | 6 | (15) |
| Sonstige betriebliche erträge | 58 | 40 |
| Ergebnis vor steuern und minderheiten | 724 | 514 |
| Steuern von einkommen und ertrag | 65 | 58 |
| Periodenergebnis | 659 | 456 |
| Minderheitenanteile | 2 | 4 |
| Periodenergebnis der aktionäre | 657 | 452 |
| Ergebnis je aktie | | |
| Unverwässert | 1.19 | 0.83 |
| Verwässert | 1.16 | 0.81 |
| Gewichtete durchschnittliche anzahl aktien für die berechnung der ergebnisse je aktie | | |
| Unverwässert | 554,018,739 | 543,160,222 |
| Verwässert | 566,110,582 | 557,967,786 |

Anmerkungen:

1. Umrechnung von Auslandswährungen

   Der Abschluss (Bilanz sowie Gewinn- und Verlustrechnung) wird in der Berichtswährung der indischen Rupie erstellt, die funktionale Währung. Der vorliegende und in Euro dargestellte Abschluss wurde erstellt durch die Umrechnung der Erträge und Aufwendungen zum Jahresdurchschnittskurs; Umlaufvermögen, kurzfristigen Verbindlichkeiten, Grundstücke, Maschinen und Anlagen sowie langfristigen Verbindlichkeiten zum Jahresendkurs, Erhöhungen des Eigenkapitals zum Jahresdurchschnittskurs. Die Währungsumrechnungsdifferenz wird unter den sonstigen Rücklagen ("Other comprehensive Income") ausgewiesen.

2. Verwendete Wechselkurse (1 =)

*in Rs.*

| | 2007 | 2006 |
|---|---|---|
| Verwendeter durchschnittlicher Wechselkurs | 58.29 | 53.72 |
| Verwendeter Jahresendwechselkurs | 57.64 | 53.99 |

3. Überleitung von US GAAP auf IFRS

*in Millionen Euro*

| | 2007 | 2006 |
|---|---|---|
| Periodenergebnis nach US GAAP | 657 | 457 |
| Vorratsentschädigung gemäß Fair Value Methode für Zuwendungen und/oder | | |
| Zuschüsse nach dem 7. November 2002 | – | (5) |
| Periodenergebnis nach IFRS | 657 | 452 |

# Financial statements presented in substantial compliance with GAAP requirements of Japan

## インフォシス・テクノロジーズ・リミテッドおよび子会社
## 連結貸借対照表

（単位：百万円（1株当たりデータを除く。））

| | 2006年3月31日現在 | 2007年3月31日現在 |
|---|---|---|
| 資産 | | |
| 流動資産 | | |
| 現金および現金同等物 | 104,946 | 165,624 |
| 流動性ある投資信託への投資 | 20,069 | 708 |
| 売上債権（貸倒引当金控除後） | 42,616 | 66,698 |
| 未収収益 | 5,666 | 8,736 |
| 前払費用およびその他の流動資産 | 4,722 | 5,667 |
| 繰延税金資産 | 118 | 236 |
| 流動資産合計 | 178,137 | 247,669 |
| 有形固定資産(純額) | 57,963 | 87,121 |
| のれん | 944 | 15,110 |
| 無形固定資産(純額) | | 2,361 |
| 繰延税金資産 | 1,535 | 2,243 |
| 未収還付法人税等 | 2,125 | 3,896 |
| その他の資産 | 3,187 | 4,368 |
| 資産合計 | 243,891 | 362,768 |
| 負債および資本 | | |
| 流動負債 | | |
| 仕入債務 | 354 | 708 |
| 未払法人税等 | | 472 |
| 顧客預り金 | 236 | 118 |
| 繰延収益 | 5,194 | 8,500 |
| その他の未払債務 | 18,888 | 32,110 |
| 流動負債合計 | 24,672 | 41,908 |
| 固定負債 | | |
| その他の固定負債 | 590 | 118 |
| 少数株主持分 | 1,771 | — |
| 資本 | | |
| 普通株式　額面1株当たり0.16米ドル | 3,660 | 7,555 |
| 授権株式数　600,000,000株 | | |
| 発行済株式数 | | |
| 2006年3月31日現在551,109,960株 | | |
| 2007年3月31日現在571,209,862株 | | |
| 資本剰余金 | 48,401 | 81,691 |
| その他の包括利益累積額 | 1,062 | 10,624 |
| 利益剰余金 | 163,735 | 220,872 |
| 資本合計 | 216,858 | 320,742 |
| 負債および資本合計 | 243,891 | 362,768 |

# Financial statements presented in substantial compliance with GAAP requirements of Japan

## インフォシス・テクノロジーズ・リミテッドおよび子会社
## 連結損益計算書　3月31日終了年度

（単位：百万円（1株当たりデータを除く。））

| | 2005年 | 2006年 | 2007年 |
|---|---|---|---|
| 収益 | 187,936 | 254,044 | 364,775 |
| 売上原価 | 106,717 | 146,854 | 209,775 |
| 売上総利益 | 81,218 | 107,189 | 155,000 |
| 営業費用： | | | |
| 販売費およびマーケティング費 | 12,159 | 16,055 | 24,672 |
| 一般管理費 | 14,992 | 20,423 | 29,394 |
| 無形固定資産の償却費 | 236 | — | 354 |
| 営業費用合計 | 27,388 | 36,477 | 54,421 |
| 営業利益 | 53,831 | 70,712 | 100,579 |
| 長期投資売却益 | 1,299 | — | 118 |
| その他の収益(純額) | 2,833 | 3,660 | 9,798 |
| 法人税等および少数株主利益前当期純利益 | 57,963 | 74,372 | 110,495 |
| 法人税等 | 8,500 | 8,264 | 9,916 |
| 少数株主利益前当期純利益 | 49,463 | 66,108 | 100,579 |
| 少数株主利益 | — | 590 | 236 |
| 当期純利益 | 49,463 | 65,518 | 100,343 |
| 1株当たり当期純利益 | | | |
| 基本的 | 92 | 120 | 181 |
| 希薄化後 | 91 | 117 | 177 |
| 1株当たり当期純利益の算定に使用した期中加重平均発行済株式数 | | | |
| 基本的 | 533,802,066 | 543,160,222 | 554,018,739 |
| 希薄化後 | 547,180,826 | 557,967,786 | 566,110,582 |

注：　米ドル金額は、2007年3月30日の株式会社三菱東京UFJ銀行が建値した対顧客電信直物売買相場の仲値である1米ドル＝118.05円により円金額に換算されている。75

# Financial statements presented in substantial compliance with International Financial Reporting Standards (IFRS) – United Kingdom

## Consolidated balance sheet of Infosys Technologies Limited as at March 31, (unaudited)

*United Kingdom Pound Sterling (GBP) in millions, except share and per share data*

| | 2007 | 2006 |
|---|---|---|
| Assets | | |
| Current Assets | | |
| Cash and cash equivalents | 713 | 511 |
| Investments in liquid mutual fund units | 3 | 98 |
| Trade accounts receivable | 287 | 208 |
| Unbilled revenue | 38 | 28 |
| Prepaid expenses and other current assets | 24 | 23 |
| Total current assets | 1,065 | 868 |
| Property, plant and equipment, net | 375 | 282 |
| Intangible assets | 75 | 5 |
| Deferred tax assets | 11 | 8 |
| Advance income taxes | 17 | 10 |
| Other assets | 19 | 16 |
| Total assets | 1,562 | 1,189 |
| Liabilities and stockholders' equity | | |
| Current liabilities | | |
| Accounts payable | 3 | 2 |
| Income taxes payable | 2 | – |
| Client deposits | 1 | 1 |
| Unearned revenue | 37 | 25 |
| Other accrued liabilities | 138 | 92 |
| Total current liabilities | 181 | 120 |
| Non-current liabilities | | |
| Other non-current liabilities | 1 | 3 |
| Parent company stockholders' equity | | |
| Common stock, GBP 0.09 par value 600,000,000 equity shares authorized, issued and outstanding – 571,209,862 and 551,109,960 as of March 31, 2007 and 2006 respectively | 33 | 18 |
| Additional paid-in capital | 361 | 246 |
| Accumulated other comprehensive income | 45 | 6 |
| Retained earnings | 941 | 787 |
| Total parent company stockholders' equity | 1,380 | 1,057 |
| Minority interests | – | 9 |
| Total liabilities and stockholders' equity | 1,562 | 1,189 |

# Financial statements presented in substantial compliance with International Financial Reporting Standards (IFRS) – United Kingdom

## Consolidated profit and loss account of Infosys Technologies Limited for the year ended March 31, (unaudited)

*GBP in millions, except share and per share data*

| | 2007 | 2006 |
|---|---|---|
| Revenues | 1,619 | 1,210 |
| Cost of sales | 931 | 702 |
| Gross profit | 688 | 508 |
| Operating expenses: | | |
| Selling and marketing expenses | 110 | 77 |
| General and administrative expenses | 130 | 97 |
| Amortization of intangible assets | 2 | – |
| Total operating expenses | 242 | 174 |
| Results from operating activities | 446 | 334 |
| Gain on sale of long term investment | 1 | – |
| Foreign currency exchange gains / (losses), net | 4 | (10) |
| Other income, net | 39 | 28 |
| Profit before income taxes | 490 | 352 |
| Provision for income taxes | 44 | 39 |
| Profit for the period | 446 | 313 |
| Net income attributable to minority interest | 1 | 3 |
| Net income attributable to shareholders of parent company | 445 | 310 |
| Profit for the period | 446 | 313 |
| Earnings per equity share (GBP) | | |
| Basic | 0.80 | 0.57 |
| Diluted | 0.79 | 0.55 |
| Weighted average equity shares used in computing earnings per equity share | | |
| Basic | 554,018,739 | 543,160,222 |
| Diluted | 566,110,582 | 557,967,786 |

Note :

1. The functional currency of the Company is the Indian Rupee. These financial statements have been presented by translating revenue and expenditure at an average rate during the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under Accumulated other comprehensive income.

2. Exchange rates (1GBP =)

*in Rs.*

| | 2007 | 2006 |
|---|---|---|
| Average rate | 86.00 | 78.63 |
| Period end rate | 84.84 | 77.36 |

3. Reconciliation between US GAAP and IFRS statements

*GBP in millions*

| | 2007 | 2006 |
|---|---|---|
| Net income as per US GAAP financial statements | 445 | 312 |
| Stock compensation charge using fair value method for grants after November 7, 2002 | – | (2) |
| Net income attributable to shareholders of parent company as per IFRS | 445 | 310 |

# Financial statements presented in substantial compliance with International Financial Reporting Standards (IFRS)

## Consolidated balance sheet of Infosys Technologies Limited as at March 31, (unaudited)

*United States Dollars (USD) in millions, except share and per share data*

| | 2007 | 2006 |
|---|---|---|
| Assets | | |
| Current Assets | | |
| Cash and cash equivalents | $1,403 | $889 |
| Investments in liquid mutual fund units | 6 | 170 |
| Trade accounts receivable | 565 | 361 |
| Unbilled revenue | 74 | 48 |
| Prepaid expenses and other current assets | 48 | 40 |
| Total current assets | 2,096 | 1,508 |
| Property, plant and equipment | 738 | 491 |
| Intangible assets | 148 | 8 |
| Deferred tax assets | 21 | 14 |
| Advance income taxes | 33 | 18 |
| Other assets | 37 | 27 |
| Total assets | $3,073 | $2,066 |
| Liabilities and stockholders' equity | | |
| Current liabilities | | |
| Accounts payable | $6 | $3 |
| Income taxes payable | 4 | – |
| Client deposits | 1 | 2 |
| Unearned revenue | 72 | 44 |
| Other accrued liabilities | 272 | 160 |
| Total current liabilities | 355 | 209 |
| Non-current liabilities | | |
| Other non-current liabilities | 1 | 5 |
| Parent company stockholders' equity | | |
| Common stock, USD 0.16 par value 600,000,000 equity shares authorized, issued and outstanding – 571,209,862 and 551,109,960 as of March 31, 2007 and March 31, 2006 respectively | 64 | 31 |
| Additional paid-in capital | 709 | 428 |
| Accumulated other comprehensive income | 90 | 9 |
| Retained earnings | 1,854 | 1,369 |
| Total parent company stockholders' equity | 2,717 | 1,837 |
| Minority interests | – | 15 |
| Total equity | 2,717 | 1,852 |
| Total liabilities and stockholders' equity | $3,073 | $2,066 |

# Financial statements presented in substantial compliance with International Financial Reporting Standards (IFRS)

## Consolidated income statement of Infosys Technologies Limited for the year ended March 31, (unaudited)

*USD in millions, except share and per share data*

| | 2007 | 2006 |
|---|---|---|
| Revenues | $3,090 | $2,152 |
| Cost of sales | 1,776 | 1,248 |
| Gross profit | 1,314 | 904 |
| Operating expenses: | | |
| Selling and marketing expenses | 209 | 137 |
| General and administrative expenses | 249 | 173 |
| Amortization of intangible assets | 3 | – |
| Total operating expenses | 461 | 310 |
| Results from operating activities | 853 | 594 |
| Gain on sale of long term investment | 1 | – |
| Foreign currency exchange gains / (losses), net | 8 | (18) |
| Other income, net | 75 | 49 |
| Profit before income taxes | 937 | 625 |
| Provision for income taxes | 84 | 70 |
| Profit for the period | $853 | $555 |
| Net income attributable to minority interest | 2 | 5 |
| Net income attributable to shareholders of parent company | $851 | $550 |
| Profit for the period | $853 | $555 |
| Earnings per equity share (USD) | | |
| Basic | $1.54 | $1.02 |
| Diluted | $1.51 | $0.99 |
| Weighted average equity shares used in computing earnings per equity share | | |
| Basic | 554,018,739 | 543,160,222 |
| Diluted | 566,110,582 | 557,967,786 |

Note:

1. The functional currency of the Company is the Indian Rupee. These financial statements have been presented by translating revenue and expenditure at an average rate during the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under Accumulated other comprehensive income.
2. Exchange rates (1 USD =)

*in Rs.*

| | 2007 | 2006 |
|---|---|---|
| Average rate | 45.06 | 44.21 |
| Period end rate | 43.10 | 44.48 |

3. Reconciliation between US GAAP and IFRS statements (unaudited)

*USD in millions*

| | 2007 | 2006 |
|---|---|---|
| Net income as per US GAAP financial statements | $851 | $555 |
| Reversal of Stock compensation charge using fair value method for grants before November 7, 2002 | 1 | (5) |
| Net income attributable to shareholders of parent company as per IFRS | $850 | $550 |

# Global presence

## North Americas

### United States

#### Atlanta
400 Galleria Parkway
Suite 1490, Atlanta
GA 30339
Tel. : 1 770 980 7955
Fax : 1 770 980 7956

#### Bellevue
3326 160th Avenue SE
Suite 300, Bellevue
WA 98005
Tel. : 1 425 452 5728
Fax : 1 425 452 8440

#### Bridgewater
400 Crossing Boulevard
Suite 101
Bridgewater, NJ 08807
Tel. : 1 908 450 8200
Fax : 1 908 450 8201

#### Charlotte
900 West Trade Street
Suite 750
Charlotte, NC 28202
Tel. : 1 704 264 1535
Fax : 1 704 264 1600

#### Fremont
6607 Kaiser Drive
Fremont, CA 94555
Tel. : 1 510 742 3000
Fax : 1 510 742 3090

#### Houston
14800 St. Mary's Lane
Suite 160, Houston
TX 77079
Tel: 1 281 493 8698
Fax: 1 281 493 8601

#### Lake Forest
One Spectrum Pointe
Suite 350
Lake Forest, CA 92630
Tel. : 1 949 206 8400
Fax : 1 949 206 8499

#### Lisle
2300 Cabot Drive
Suite 250, Lisle, IL 60532
Tel. : 1 630 482 5000
Fax : 1 630 505 9144

#### New York
650 Fifth Avenue
Rockefeller Center
Suite 1600
New York, NY 10111
Tel. : 1 646 254 3100
Fax : 1 646 254 3101

#### Phoenix
10835 N 25th Avenue
Suite 200
Phoenix AZ 85029
Tel. : 1 480 655 3598
Fax : 1 480 655 3501

#### Plano
6100, Tennyson Parkway
Suite 200, Plano, TX 75024
Tel. : 1 469 229 9400
Fax : 1 469 229 9598

#### Quincy
Two Adams Place
Quincy, MA 02169
Tel. : 1 781 356 3100
Fax : 1 781 356 3150

#### Reston
12021 Sunset Hills Road
Suite 340, Reston, VA 20190
Tel. : 1 703 481 3880
Fax : 1 703 481 3889

#### Southfield
Suite 2830
3000 Town Center
Southfield, MI 48075
Tel. : 1 248 208 3317
Fax : 1 248 208 3315

### Canada
5140 Yonge Street
Suite 1400 Toronto
Ontario M2N 6L7
Tel. : 1 416 224 7400
Fax : 1 416 224 7449

## Europe

### Belgium
Park Atrium-Regus
11, Rue des Colonies /
Koloniënstraat
B 1000 Brussels
Tel. : 1 32 2 517 62 30
Fax : 1 32 2 517 67 00

### Czech Republic
Zitna Street 1578 / 52
120 00 Prague 2
Tel. : 420 222 874 100
Fax : 420 222 874 110

### Denmark
Regus Copenhagen, Regus
House Larsbjoernsstraede 3
1454 Copenhagen
Phone : 45 ( 0) 33 3225 25
Fax : 45 (0) 33 3243 70

### Finland
Regus Mannerheimintie 12 B
FIN 00100
Helsinki
Phone : 358 (0) 9 2516 600
Fax : 358 ( 0) 9 2516 6100

### France
12 Avenue de l'Arche
Faubourg de l'Arche
92419 Courbevoie Cedex
Tel. : 33 1 46 91 84 56
Fax : 33 1 46 91 88 45

### Germany

#### Frankfurt
Topas 1
Mergenthaleralle 77
65760 Eschborn / Frankfurt
Tel. : 49 6196 9694 0
Fax : 49 6196 9694 200

#### Stuttgart
Liebknechtstrasse 33
D 70565 Stuttgart
Tel. : 49 711 7811 570
Fax : 49 711 7811 571

#### Walldorf
SAP Partner Port Office
Altrottstr. 3, 69190 Walldorf
Tel. : 49 6227 73 4350
Fax : 49 6227 73 4359

### Ireland
Ballsbridge Regus Centre
Alexandra House - Sweepstakes
Dublin 4
Tel. : 353 1631 9000
Fax : 353 1631 9001

### Italy
Via Torino 2
20123 Milano
Tel. : 39 02 7254 6456
Fax : 39 02 7254 6400

### Norway
Regus Business Centre Ibsen AS
C. J. Hambrosplass 2C
1st Floor, Oslo 0164
Phone : 47 22 99 60 00
Fax : 47 22 99 60 10

### Spain
Calle Ribera del Loira 46
(Regus)
28042, Madrid
Tel: 34 91 503 0644
Fax: 34 91 503 0530

### Sweden
Stureplan 4C, 4tr
114 35, Stockholm
Tel. : 46 8 463 1112
Fax : 46 8 463 1114

### Switzerland

#### Geneva
G Block, 1st Floor
ICC Route de Pré-Bois 20
1215
Tel. : 41 22 710 7980
Fax : 41 22 710 7989

#### Zurich
1st Floor, Badenerstrasse 530
8048
Tel. : 41 43 817 4170
Fax : 41 43 817 4150

### The Netherlands
Newtonlaan 115
3584 BH Utrecht
Tel. : 31 30 210 6462
Fax : 31 30 210 6860

### United Kingdom
14th & 15th Floor
10 Upper Bank Street
Canary Wharf
London E 14 5NP
Tel. : 44 20 7715 3300
Fax : 44 20 7715 3301

Room 303 & 314
MWB Business Exchange
Centres Ltd.
Exchange House
494 Midsummer Boulevard
Central Milton Keynes
MK9 2EA
Tel. : 44 190 825 5500
Fax : 44 190 825 5700

Part First Floor
Wakefield House
Aspect Park
Swindon
Tel. : 44 179 352 3279
Fax : 44 179 35 28766

# Global presence

## Asia Pacific

### Hong Kong

16F Cheung Kong Centre
2 Queen's Road Central
Central, Hong Kong
Tel. : 852 2297 2231
Fax : 852 2297 0066

### India

#### Bangalore

Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362

Reddy Building,
K 310,1st Main, 5th Block
Koramangala
Bangalore 560 095
Tel. : 91 80 2553 2591
Fax : 91 80 2553 0391

#### Bhubaneswar

Plot No. E / 4, Info City
Bhubaneswar 751 024
Tel. : 91 674 232 0032
Fax : 91 674 232 0100

#### Chandigarh

Ground Floor, Block A & B
DLF Building, Plot 22-23
Rajiv Gandhi Chandigarh
Technology Park
Kishangarh, Mani Majra
Chandigarh 160 101
Tel. : 91 172 5021 100
Fax : 91 172 5046 222

Plot No. 8-15,
Rajiv Gandhi Technology Park
Kishangarh (Near Mani Majra)
Chandigarh 160 101
Tel. : 91 172 5038 000
Fax : 91 172 5067 251

#### Mumbai

85, 'C', Mittal Towers
8th Floor, Nariman Point
Mumbai 400 021
Tel. : 91 22 2284 6490
Fax : 91 22 2284 6489

#### Mysore

No. 350, Hebbal Electronics
City
Hootagalli, Mysore 571 186
Tel. : 91 821 240 4101
Fax : 91 821 240 4200

#### Chennai

138 Old Mahabalipuram Road
Sholinganallur
Chennai 600 119
Tel. : 91 44 2450 9530
Fax : 91 44 2450 0390

Mahindra Industrial Park

TP 1/1, Central Avenue
Techno Park SEZ
Mahindra World City
Natham Sub Post, Chengelpet
Kancheepuram District
Chennai 603 002
Tel. : 91 44 47411111
Fax : 91 44 47415151

#### Hyderabad

Survey No. 210
Manikonda Village
Lingampally, Rangareddy (Dist.)
Hyderabad 500 019
Tel. : 91 40 2300 5222
Fax : 91 40 2300 5223

#### Mangalore

Kuloor Ferry Road, Kottara
Mangalore 575 006
Tel. : 91 824 245 1485 / 88
Fax : 91 824 245 1504

#### New Delhi

K30, Green Park Main
Behind Green Park Market
New Delhi 110 016
Tel. : 91 11 2651 4829
Fax : 91 11 2685 3366

#### Pune

Plot No. 1
Rajiv Gandhi Infotech Park
Hinjawadi, Taluka Mulshi
Pune 411 057
Tel. : 91 20 2293 2800
Fax : 91 20 2293 2832

Plot No. 24
Rajiv Gandhi Infotech Park
Phase II, Village Maan
Taluka Mulshi
Pune 411 057
Tel. : 91 20 3982 7000
Fax : 91 20 3982 8000

#### Thiruvananthapuram

3rd Floor, Bhavani Technopark
Thiruvananthapuram 695 581
Tel. : 91 471 270 0888
Fax : 91 471 270 0889

### Japan

Izumi Garden Wing 2F
1-6-3, Roppongi, Minato-ku
Tokyo 106 0032
Tel. : 81 3 5545 3251
Fax : 81 3 5545 3252

### Mauritius

4th Floor, B Wing
Ebene Cyber Towers
Reduit, Mauritius
Tel. : 230 401 9200
Fax : 230 464 1318

### United Arab Emirates

Z3 Office 11, SAIF Zone
P. O. Box 8230, Sharjah
Tel. : 1 971 6557 1068
Fax : 1 971 6557 3768

## Subsidiaries

### Infosys Consulting Inc.

6100, Tennyson Parkway
Suite 200, Plano, TX 75024
Tel. : 1 972 770 0450
Fax : 1 972 770 0490

### Infosys Technologies (Australia) Pty. Limited

#### Melbourne

Level 2 & 3
484 St. Kilda Road
Melbourne VIC 3004
Tel. : 61 3 9860 2000
Fax : 61 3 9860 2999

Level 18 & 25
150 Lonsdale Street
Melbourne VIC 3000
Tel. : 61 3 8664 6100
Fax : 61 3 8650 6199

#### Sydney

Level 4, 77 Pacific Highway
North Sydney NSW 2060
Tel. : 61 2 8912 1500
Fax : 61 2 8912 1555

### Infosys Technologies (China) Co. Ltd.

Bldg No. 24 & 25
Shanghai Pudong Software Park
498 Guoshoujing Road
Pudong New Area
Shanghai 201203
Tel. : 86 21 5027 1588
Fax : 86 21 5080 2927

Bldg 18, Capital of Leaders
1387 Zhang Dong Road
Zhang Jiang Hi-Technology
Park, Pudong New Area
Shanghai 201203
Tel. : 86 21 6105 5500
Fax : 86 21 6105 5501

#### Hangzhou

18F Huarong Times Mansion
3880 Jiangnan Avenue
Binjiang District
Tel. : 0571 28992690
Fax : 0571 28992600

#### Beijing

14th Floor, IBM Tower
Pacific Century Place
2A Workers Stadium Road
North Chaoyang District
Beijing 100027
Tel. : 86 10 6539 1095
Fax : 86 10 6539 1060

### Infosys BPO Limited

### Australia

#### Melbourne

Level 2 & 3
484 St. Kilda Road
Melbourne VIC 3004
Tel. : 61 3 9860 2000
Fax : 61 3 9860 2999

### Canada

#### Toronto

5140, Yonge Street
Suite 1400
Toronto ON M2N 6L7
Tel. : 416 224 7400
Fax : 416 224 7449

### Czech Republic

#### Brno

4th Floor
26, 28 & 30 Masarykova Street
Brno 60200
Tel. : 420 731 146 275
Fax : 420 543 236 349

#### Holandka

63900, Brno
Tel. : 420 542 212 406
420 516 116 557
Fax : 420 543 236 349

### India

#### Bangalore

Plot No.26 / 3, 26 / 4 & 26 / 6
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 2405
Fax : 91 80 2852 2411

27, SJR Towers
Bannerghatta Road
J. P. Nagar III Phase
Bangalore 560 078
Tel. : 91 80 5103 2000
Fax : 91 80 2658 8676

No 151/1, (600 / 677)
Opp. IIMB, Doorasanipalya
Bannerghatta Road
Bangalore 560 076
Tel.: 91 80 4103 2923
Fax : 91 80 2658 8676

GNR Chambers
882 & 883, 8th Main
J. P. Nagar III Phase
Bangalore 560 078
Tel : 91 80 4100 3202
Fax : 91 80 2658 8676

#### Gurgaon

The Presidency, 351/2
Mehrauli Gurgaon Road
Gurgaon
Haryana 122 001
Tel. : 0124 4267747
Fax : 0124 3922 103

#### Jaipur

Plot No. E-142-143
Sitapura Industrial Area
Jaipur 302022
Tel. : 0141 2771 325
Fax : 0141 2771 323

#### Pune

Plot No. 1, Building No. 4
Pune Infotech Park
Hinjawadi, Taluka Mulshi
Pune 411 057
Tel. : 91 20 2293 2900
Fax : 91 20 2293 4540

Plot No. 24,
Rajiv Gandhi Infotech Park
Phase II, Village Maan,
Taluka Mulshi, Pune 411 057
Tel. : 91 20 2293 2800
Fax : 91 20 2293 4540

### United Kingdom

14th Floor
10 Upper Bank Street
Canary Wharf
London E14 5NP
Tel. : 44 20 7715 3388
Fax : 44 20 7715 3301

### United States

#### Bridgewater

400 Crossing Boulevard
1st Floor, Bridgewater
NJ 08807, USA
Tel. : 1 908 450 8209
Fax : 1 908 842 0284

| Bankers | Independent Auditors (U.S. GAAP) | Call us at |
|---|---|---|
| Deutsche Bank | KPMG | within the U.S.: *1 800 ITL INFO* |
| Bank of America | | outside the U.S.: *91 80 2852 0261* |

Creative concept and design by Communication Design Group, Infosys

Infosys®

**INFOSYS TECHNOLOGIES LIMITED**
Regd. Office: Electronics City, Hosur Road
Bangalore 560 100, India.
Tel.: 91 80 2852 0261 Fax: 91 80 2852 0362
www.infosys.com

April 13, 2007

Dear member,

You are cordially invited to attend the twenty-sixth Annual General Meeting of the members to be held on Friday, June 22, 2007 at 3.00 p.m. at the NIMHANS Convention Centre, Hosur Road, Bangalore 560 029.

The notice of the meeting, containing the business to be transacted, is enclosed herewith.

If you are physically challenged and need special assistance at the Annual General Meeting, please contact Mr. Charles Henry Hawkes, *Associate Vice President – Facilities* on 98450 15990 or Mr. Madhu Krishna Rao, *Manager – Travel*, on 98450 28623.

Very truly yours,

N. R. Narayana Murthy
*Chairman and Chief Mentor*

Encl.

*This page is intentionally left blank*

## Notice

Notice is hereby given that the twenty-sixth Annual General Meeting (AGM) of the members of Infosys Technologies Limited will be held on Friday, June 22, 2007, at 3.00 p.m. at the NIMHANS Convention Centre, Hosur Road, Bangalore 560 029, to transact the following business:

## Ordinary business

1. To receive, consider and adopt the Balance Sheet as at March 31, 2007 and the Profit and Loss Account for the year ended on that date and the Report of the Directors and the Auditors thereon.
2. To declare a final dividend for the financial year ended March 31, 2007.
3. To appoint a Director in place of Mr. Deepak M. Satwalekar, who retires by rotation and, being eligible, offers himself for re-election.
4. To appoint a Director in place of Prof. Marti G. Subrahmanyam, who retires by rotation and, being eligible, offers himself for re-election.
5. To appoint a Director in place of Mr. S. Gopalakrishnan, who retires by rotation and, being eligible, offers himself for re-election.
6. To appoint a Director in place of Mr. S. D. Shibulal, who retires by rotation and, being eligible, offers himself for re-election.
7. To appoint a Director in place of Mr. T. V. Mohandas Pai, who retires by rotation and, being eligible, offers himself for re-election.
8. To appoint auditors to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and to fix their remuneration, and to pass the following resolution thereof:

   "Resolved that M/s. BSR & Co., Chartered Accountants, be and are hereby re-appointed as the Auditors of the Company to hold office from the conclusion of this Annual General Meeting to the conclusion of the next Annual General Meeting, on such remuneration as may be determined by the Board of Directors in consultation with the Auditors, which remuneration may be paid on a progressive billing basis to be agreed between the Auditors and the Board of Directors."

## Special business

9. To consider and, if thought fit, to pass with or without modifications, the following as an ordinary resolution:

   Resolved that Mr. N. R. Narayana Murthy, who was appointed as Additional Director of the Company and who holds office until the date of the Annual General Meeting pursuant to section 260 of the Companies Act, 1956 and Article 114 of the Articles of Association of the Company and in respect of whom the Company has received a notice from a member under Section 257 of the Companies Act, 1956, proposing his candidature, be and is hereby appointed as a Director of the Company, liable to retire by rotation.

10. To consider and, if thought fit, to pass with or without modifications, the following as an ordinary resolution:

    Resolved that pursuant to the provisions of Section(s) 269 read with Schedule XIII, and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), approval of the Company be and is hereby accorded to the re-appointment of Mr. Nandan M. Nilekani, as Whole-time Director of the Company for a period of five years, with effect from May 1, 2007, on the terms and conditions as stated in the explanatory statement and on the remuneration set out below:

    1. *Salary per month:* Rs. 1,19,670 in the scale of Rs. 90,000 to Rs. 3,00,000.
    2. *Bonus:* Up to a maximum of 20% of the salary, payable quarterly or at other intervals, as may be decided by the Board of Directors (Board).
    3. *Company performance linked incentive:* Payable quarterly or at other intervals, as may be decided by the Board.
    4. *Individual performance linked incentive:* Payable quarterly or at other intervals, as may be decided by the Board.
    5. Perquisites and allowances:
       a. *Housing:* Furnished / unfurnished residential accommodation or house rent allowance up to 10% of the salary in lieu thereof. The expenditure incurred by the Company on gas, electricity, water and furnishings, if any, shall be valued as per Income Tax Rules, 1962.
       b. *Medical reimbursement / allowance:* Reimbursement of actual expenses for self and family and / or allowance will be paid as decided by the Board from time to time.
       c. *Leave travel concession / allowance:* For self and family once in a year, as decided by the Board from time to time.
       d. *Club fees:* Fees payable subject to a maximum of two clubs.
       e. *Provision for driver / driver's salary allowance:* As per the rules of the Company.
       f. *Personal accident insurance:* As per the rules of the Company.
    6. Other benefits:
       a. *Earned / privilege leave:* As per the rules of the Company.
       b. *Company's contribution to provident fund and superannuation fund* : As per the rules of the Company.
       c. *Gratuity:* As per the rules of the Company.
       d. *Encashment of leave:* As per the rules of the Company.
       e. *Company car and telephone:* Use of the Company's car and telephone at the residence for official purposes, as per the rules of the company.

    Minimum remuneration:

    Resolved further that notwithstanding anything herein above stated where in any financial year closing on and after March 31, 2008, the Company incurs a loss or its profits are inadequate, the Company shall pay to Mr. Nandan M. Nilekani the remuneration by way of salary, bonus and other allowances not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

    Resolved further that the Board of Directors of the Company be and are hereby authorized to vary, alter or modify the different components of the above-stated remuneration as may be agreed to by the Board of Directors and Mr. Nandan M. Nilekani.

    Resolved further that Mr. Nandan M. Nilekani shall continue as the Chief Executive Officer and Managing Director of the Company till June 21, 2007 and be designated as the Co-Chairman of the Board of Directors with effect from June 22, 2007, until otherwise decided by the Board of Directors.

11. To consider and, if thought fit, to pass with or without modifications, the following as an ordinary resolution:

Resolved that pursuant to the provisions of Section(s) 269 read with Schedule XIII, and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modifications or re-enactment(s) thereof, for the time being in force) and subject to such sanctions and approvals as may be necessary, approval of the Company be and is hereby accorded to the appointment of Mr. S. Gopalakrishnan, as Chief Executive Officer and Managing Director of the Company for a period of five years, with effect from June 22, 2007, as per the terms and conditions as stated in the explanatory statement and on the remuneration set out below:

1. *Salary per month:* Rs. 1,19,670 in the scale of Rs. 90,000 to Rs. 3,00,000.
2. *Bonus:* Up to a maximum of 20% of the salary, payable quarterly or at other intervals, as may be decided by the Board of Directors (Board).
3. *Company performance linked incentive:* Payable quarterly or at other intervals, as may be decided by the Board.
4. *Individual performance linked incentive:* Payable quarterly or at other intervals, as may be decided by the Board.
5. Perquisites and allowances:
   a. *Housing:* Furnished / unfurnished residential accommodation or house rent allowance up to 10% of the salary in lieu thereof. The expenditure incurred by the Company on gas, electricity, water and furnishings, if any, shall be valued as per Income Tax Rules, 1962.
   b. *Medical reimbursement / allowance:* Reimbursement of actual expenses for self and family and / or allowance will be paid as decided by the Board from time to time.
   c. *Leave travel concession / allowance:* For self and family once in a year, as decided by the Board from time to time.
   d. *Club fees:* Fees payable subject to a maximum of two clubs.
   e. *Provision for driver / driver's salary allowance:* As per the rules of the Company.
   f. *Personal accident insurance:* As per the rules of the Company.
6. Other benefits:
   a. *Earned / privilege leave:* As per the rules of the Company.
   b. *Company's contribution to provident fund and superannuation fund:* As per the rules of the Company.
   c. *Gratuity:* As per the rules of the Company.
   d. *Encashment of leave:* As per the rules of the Company.
   e. *Company car and telephone:* Use of the Company's car and telephone at the residence for official purposes, as per the rules of the company.

Minimum remuneration:

Resolved further that notwithstanding anything herein above stated where in any financial year closing on and after March 31, 2008, the Company incurs a loss or its profits are inadequate, the Company shall pay to Mr. S. Gopalakrishnan the remuneration by way of salary, bonus and other allowances not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

Resolved further that the Board of Directors of the Company be and are hereby authorized to vary, alter or modify the different components of the above-stated remuneration as may be agreed to by the Board of Directors and Mr. S. Gopalakrishnan.

12. To consider and, if thought fit, to pass with or without modifications, the following as an ordinary resolution:

Resolved that pursuant to the provisions of Section(s) 269 read with Schedule XIII, and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), and subject to such sanctions and approvals as may be necessary, approval of the Company be and is hereby accorded to the re-appointment of Mr. K. Dinesh, as Whole-time Director of the Company for a further period of five years, with effect from May 1, 2007, as per the terms and conditions as stated in the explanatory statement and on the remuneration set out below:

1. *Salary per month:* Rs. 1,19,670 in the scale of Rs. 90,000 to Rs. 3,00,000.
2. *Bonus:* Up to a maximum of 20% of the salary, payable quarterly or at other intervals, as may be decided by the Board of Directors (Board).
3. *Company performance linked incentive:* Payable quarterly or at other intervals, as may be decided by the Board.
4. *Individual performance linked incentive:* Payable quarterly or at other intervals, as may be decided by the Board.
5. Perquisites and allowances:
   a. *Housing:* Furnished / unfurnished residential accommodation or house rent allowance up to 10% of the salary in lieu thereof. The expenditure incurred by the Company on gas, electricity, water and furnishings, if any, shall be valued as per Income Tax Rules, 1962.
   b. *Medical reimbursement / allowance:* Reimbursement of actual expenses for self and family and / or allowance will be paid as decided by the Board from time to time.
   c. *Leave travel concession / allowance:* For self and family once in a year, as decided by the Board from time to time.
   d. *Club fees:* Fees payable subject to a maximum of two clubs.
   e. *Provision for driver / driver's salary allowance:* As per the rules of the Company.
   f. *Personal accident insurance:* As per the rules of the Company.
6. Other benefits:
   a. *Earned / privilege leave:* As per the rules of the Company.
   b. *Company's contribution to provident fund and superannuation fund:* As per the rules of the Company.
   c. *Gratuity:* As per the rules of the Company.
   d. *Encashment of leave:* As per the rules of the Company.
   e. *Company car and telephone:* Use of the Company's car and telephone at the residence for official purposes, as per the rules of the company.

Minimum remuneration:

Resolved further that notwithstanding anything herein above stated where in any financial year closing on and after March 31, 2008, the Company incurs a loss or its profits are inadequate, the Company shall pay to Mr. K. Dinesh the remuneration by way of salary, bonus and other allowances not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956 (including any statutory modifications

or re-enactment(s) thereof, for the time being in force), or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

Resolved further that the Board of Directors of the Company be and are hereby authorized to vary, alter or modify the different components of the above-stated remuneration as may be agreed to by the Board of Directors and Mr. K. Dinesh.

13. To consider and, if thought fit, to pass with or without modifications, the following as an ordinary resolution:

Resolved that pursuant to the provisions of Section(s) 269 read with Schedule XIII, and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), approval of the Company be and is hereby accorded to the re-appointment of Mr. S. D. Shibulal, as Whole-time Director of the Company for a further period of five years, with effect from January 10, 2007, as per the terms and conditions as stated in the explanatory statement and on the remuneration set out below:

1. *Salary per month:* Rs. 1,19,670 in the scale of Rs. 90,000 to Rs. 3,00,000
2. *Bonus:* Up to a maximum of 20% of the salary, payable quarterly or at other intervals, as may be decided by the Board of Directors (Board).
3. *Company performance linked incentive:* Payable quarterly or at other intervals, as may be decided by the Board.
4. *Individual performance linked incentive:* Payable quarterly or at other intervals, as may be decided by the Board.
5. Perquisites and allowances:
   a. *Housing:* Furnished / unfurnished residential accommodation or house rent allowance up to 10% of the salary in lieu thereof. The expenditure incurred by the Company on gas, electricity, water and furnishings, if any, shall be valued as per Income Tax Rules, 1962.
   b. *Medical reimbursement / allowance:* Reimbursement of actual expenses for self and family and / or allowance will be paid as decided by the Board from time to time.
   c. *Leave travel concession / allowance:* For self and family once in a year, as decided by the Board from time to time.
   d. *Club fees:* Fees payable subject to a maximum of two clubs.
   e. *Provision for driver / driver's salary allowance:* As per the rules of the Company.
   f. *Personal accident insurance:* As per the rules of the Company.
6. Other benefits:
   a. *Earned / privilege leave:* As per the rules of the Company.
   b. *Company's contribution to provident fund and superannuation fund:* As per the rules of the Company.
   c. *Gratuity:* As per the rules of the Company.
   d. *Encashment of leave:* As per the rules of the Company.
   e. *Company car and telephone:* Use of the Company's car and telephone at the residence for official purposes, as per the rules of the company.

Minimum remuneration:

Resolved further that notwithstanding anything herein above stated where in any financial year closing on and after March 31, 2007, the Company incurs a loss or its profits are inadequate, the Company shall pay to Mr. S. D. Shibulal the remuneration by way of salary, bonus and other allowances not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

Resolved further that the Board of Directors of the Company be and are hereby authorized to vary, alter or modify the different components of the above-stated remuneration as may be agreed to by the Board of Directors and Mr. S. D. Shibulal.

14. To consider and, if thought fit, to pass with or without modifications, the following as a Special Resolution:

Resolved that pursuant to the provisions of Section 309 and other applicable provisions, if any, of the Companies Act, 1956 a sum not exceeding 1% per annum of the net profits of the company calculated in accordance with the provisions of Section 198, 349 and 350 of the Companies Act, 1956 be paid to and distributed amongst the directors of the company or some or any of them (other than the managing director and the whole-time directors) in such amounts or proportions and in such manner and in all respects as may be decided by the Board of Directors and such payments shall be made in respect of the profits of the company for each year of a period of five years commencing from April 1, 2008 to March 31, 2013.

Registered office:
Electronics City,
Hosur Road,
Bangalore 560 100,
India.

*By Order of the Board of Directors*
For Infosys Technologies Limited

Parvatheesam

Parvatheesam K.
*Company Secretary*

Bangalore
April 13, 2007

## Notes

1. Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 is annexed hereto.
2. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE GENERAL MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE IN THE MEETING AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.
3. The instrument appointing the proxy must be deposited at the registered office of the Company not less than 48 hours before the commencement of the meeting.
4. Members / proxies should bring duly-filled Attendance Slips sent herewith to attend the meeting.
5. The Register of Directors' shareholding, maintained under Section 307 of the Companies Act, 1956, will be available for inspection by the members at the AGM.
6. The Register of Contracts, maintained under Section 301 of the Companies Act, 1956, will be available for inspection by the members at the registered office of the Company.
7. The certificate from the Auditors of the Company certifying that the Company's 1998 Stock Option Plan and 1999 Stock Option Plan are being implemented in accordance with the SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999, and in accordance with the resolution of the members passed at the general meeting will be available for inspection by the members at the AGM.
8. The Register of Members and Share Transfer Books will remain closed from June 8, 2007 to June 22, 2007 (both days inclusive).
9. Subject to the provisions of Section 206 A of the Companies Act, 1956, dividend as recommended by the Board of Directors, if declared at the meeting, will be payable on or after June 22, 2007 to those members whose names appear on the Register of Members as on June 8, 2007.
10. Members wishing to claim dividends, which remain unclaimed, are requested to correspond with Mr. K. Parvatheesam, Company Secretary, at the Company's registered office. Members are requested to note that dividends not encashed or claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will, as per Section 205A of the Companies Act, 1956, be transferred to the Investor Education and Protection Fund. Members are encouraged to utilize the Electronic Clearing System (ECS) for receiving dividends.
11. Members whose shareholding is in the electronic mode are requested to direct change of address notifications and updations of bank account details to their respective Depositary Participants.
12. Members are requested to address all correspondences, including dividend matters, to Karvy Computershare Private Limited, Registrar and Share Transfer Agents, Plot No. 17 to 24, Near Image Hospital, Vittalrao Nagar, Madhapur, Hyderabad 500 081, India.

## Explanatory Statement under Section 173(2) of the Companies Act, 1956

### Item 9

Mr. N. R. Narayana Murthy was co-opted as an Additional Director of the company with effect from August 21, 2006, pursuant to Section 260 of the Companies Act, 1956, read with Article 114 of the Articles of Association of the Company. Mr. N. R. Narayana Murthy holds the office of Director up to the date of the ensuing Annual General Meeting. The Company has received notice in writing from a member along with a deposit of Rs. 500/- proposing the candidature of Mr. N. R. Narayana Murthy for the office of Director under the provisions of Section 257 of the Companies Act, 1956.

None of the Directors of the company other than Mr. N. R. Narayana Murthy is interested or concerned in the resolution.

The Board recommends the resolution set forth in Item No. 9 for the approval of the members.

### Item 10

Mr. Nandan M. Nilekani was appointed as the Chief Executive Officer, President and Managing Director of the Company for a period of five years that expires on April 30, 2007. As a part of the initiative to create enduring leadership for the Company, the Board of Directors of the Company, at their meeting held on April 13, 2007 decided to re-appoint Mr. Nandan M. Nilekani as the Whole-time Director for a period of five years with effect from May 1, 2007.

The appointment is subject to the approval of members. The terms and conditions of his appointment are as follows:

1. Period of appointment: Five years beginning May 1, 2007 and ending on April 30, 2012.
2. Details of remuneration: As provided in the resolution.
3. The agreement, executed between the Company and Mr. Nandan M. Nilekani, may be terminated by either party by giving six months' notice in writing of such termination.
4. Mr. Nandan M. Nilekani shall perform such duties as shall from time to time be entrusted to him, subject to the superintendence, guidance and control of the Board of Directors and he shall perform such other duties as shall from time to time be entrusted to him by the Board of Directors and / or the Chairman.

No director, except Mr. Nandan M. Nilekani, is deemed to be interested or concerned in his re-appointment and remuneration payable to him as Whole-time Director.

The terms of re-appointment of Mr. Nandan M. Nilekani, as stated in this notice, may be treated as the abstract under Section 302 of the Companies Act, 1956. The copies of relevant resolutions of the Board in respect of the re-appointment is available for inspection by members at the registered office of the Company during working hours on any working day till the date of this Annual General Meeting. The Board accordingly recommends the resolution as set out in Item 10 for approval of the members.

The Board of Directors at their meeting held on April 13, 2007 resolved that Mr. Nandan M. Nilekani shall be the Chief Executive Officer and Managing Director of the Company till June 21, 2007 and that he shall be the Co-Chairman of the Board of Directors with effect from June 22, 2007.

### Item 11

The members of the Company at their meeting held on June 12, 2004 approved the appointment of Mr. S. Gopalakrishnan as Deputy Managing Director and Chief Operating Officer of the Company for a period of five years commencing from October 18, 2004.

The Board of Directors at their meeting held on April 13, 2007 resolved to appoint Mr. S. Gopalakrishnan as Chief Executive Officer and Managing Director of the Company for a period of five years, commencing from June 22, 2007.

The appointment is subject to the approval of members. The terms and conditions of his appointment are as follows:

1. *Period of appointment:* Five years beginning June 22, 2007 and ending on June 21, 2012.
2. *Details of remuneration:* As provided in the resolution.
3. The agreement, executed between the Company and Mr. S. Gopalakrishnan, may be terminated by either party by giving six months notice in writing of such termination.
4. Mr. S. Gopalakrishnan shall perform such duties as shall from time to time be entrusted to him, subject to the superintendence, guidance and control of the Board of Directors and he shall perform such other duties as shall from time to time be entrusted to him by the Board of Directors and / or the Chairman.

The resolution seeks the approval of the members in terms of Section 269 read with Schedule XIII and other applicable provisions of the Companies Act, 1956 for the appointment of Mr. S. Gopalakrishnan as the Chief Executive Officer and Managing Director of the Company for a period of five years commencing from June 22, 2007. This resolution supersedes the earlier resolution passed by the members at the Annual General Meeting held on June 12, 2004.

No director, except Mr. S. Gopalakrishnan, is deemed to be interested or concerned in his appointment and remuneration payable to him as CEO & Managing Director.

The terms of appointment of Mr. S. Gopalakrishnan, as stated in this notice, may be treated as the abstract under Section 302 of the Companies Act, 1956. The copies of relevant resolutions of the Board in respect of the re-appointment is available for inspection by members at the registered office of the Company during working hours on any working day till the date of this Annual General Meeting. The Board accordingly recommends the resolution as set out in Item 11 for approval of the members.

## Item 12

Mr. K. Dinesh was appointed as the Whole-time Director of the Company for a period of five years that expires on April 30, 2007. As a part of the initiative to create enduring leadership for the Company, the Board of Directors of the Company, at their meeting held on April 13, 2007 resolved to re-appoint Mr. K. Dinesh as Whole-time Director of the Company for a further period of five years, commencing from May 1, 2007.

The appointment is subject to the approval of members. The terms and conditions of his appointment are as follows:

1. *Period of appointment:* Five years beginning May 1, 2007 and ending on April 30, 2012.
2. *Details of remuneration:* As provided in the resolution.
3. The agreement, executed between the Company and Mr. K. Dinesh, may be terminated by either party by giving six months' notice in writing of such termination.
4. Mr. K. Dinesh shall perform such duties as shall from time to time be entrusted to him, subject to the superintendence, guidance and control of the Board of Directors and he shall perform such other duties as shall from time to time be entrusted to him by the Board of Directors and / or the Chairman.

No director, except Mr. K. Dinesh, is deemed to be interested or concerned in his re-appointment and remuneration payable to him as Whole-time Director.

The terms of re-appointment of Mr. K. Dinesh, as stated in this notice, may be treated as the abstract under Section 302 of the Companies Act, 1956. The copies of relevant resolutions of the Board in respect of the re-appointment is available for inspection by members at the registered office of the Company during working hours on any working day till the date of this Annual General Meeting. The Board accordingly recommends the resolution as set out in Item 12 for approval of the members.

## Item 13

Mr. S. D. Shibulal was appointed as the Whole-time Director of the Company for a period of five years, which expired on January 9, 2007. As a part of the initiative to create enduring leadership for the Company, the Board of Directors of the Company, at their meeting held on October 11, 2006 resolved to re-appoint Mr. S. D. Shibulal as the Whole-time Director of the Company for a further period of five years, commencing from January 10, 2007.

The appointment is subject to the approval of members. The terms and conditions of his appointment are as follows:

1. *Period of appointment:* Five years beginning January 10, 2007 and ending on January 9, 2012.
2. *Details of remuneration:* As provided in the resolution.
3. The agreement, executed between the Company and Mr. S. D. Shibulal, may be terminated by either party by giving six months' notice in writing of such termination.
4. Mr. S. D. Shibulal shall perform such duties as shall from time to time be entrusted to him, subject to the superintendence, guidance and control of the Board of Directors and he shall perform such other duties as shall from time to time be entrusted to him by the Board of Directors and / or the Chairman.

No director, except Mr. S. D. Shibulal, is deemed to be interested or concerned in his re-appointment and remuneration payable to him as Whole-time Director.

The copies of relevant resolutions of the Board in respect of the re-appointment is available for inspection by members at the registered office of the Company during working hours on any working day till the date of this Annual General Meeting. The Board accordingly recommends the resolution as set out in Item 13 for approval of the members.

## Item 14

Section 309 of the Companies Act, 1956 provides that a director who is neither in the whole-time employment of the Company nor a managing director may be paid remuneration by way of commission, if the Company by special resolution, authorizes such payment.

The proposed resolution would allow the Company to make payment by way of commission to the non-executive directors till the period ending March 31, 2013 in accordance with Section 309. All the directors other than Managing / Whole-time Directors of the Company are deemed to be interested in the resolution to the extent of the commission payable to them in accordance with the proposed resolution.

The Board recommends the resolution set forth in Item 14 for approval of shareholders.

Registered office:
Electronics City,
Hosur Road,
Bangalore 560 100,
India.

Bangalore
April 13, 2007

*By Order of the Board of Directors*
For Infosys Technologies Limited

Parvatheesam

Parvatheesam K.
*Company Secretary*

## Additional information on directors recommended for appointment or seeking re-election at the Annual General Meeting



### Mr. Deepak M. Satwalekar

Profile and expertise in specific functional areas

Mr. Satwalekar has been the Managing Director and CEO of HDFC Standard Life Insurance Co. Ltd since 2000. Before that, he was the Managing Director of Housing Development Finance Corporation (HDFC) since 1993. Mr. Satwalekar has been a consultant to the World Bank, the Asian Development Bank, and other bilateral and multilateral agencies and has worked in several countries. Deepak M. Satwalekar obtained a Bachelors' Degree in Technology from the Indian Institute of Technology, Bombay, and a Master's Degree in Business Administration from The American University, Washington DC. Besides being a recipient of the "Distinguished Alumnus Award" from IIT, Bombay, he is on the Advisory Council of the IIT, Bombay. He has been a member of / chaired several industry, Reserve Bank of India and government committees / expert groups.

Companies in which Mr. Deepak M. Satwalekar holds directorship and committee memberships

| Name of the company and nature of interest |
| --- |
| HDFC Standard Life Insurance Company Limited<br>*CEO and Managing Director* |
| Housing Development Finance Corporation Limited<br>*Director, Member – Investor Grievance Committee* |
| Franklin Templeton Asset Management (India) Private Limited<br>*Director* |
| Asian Paints Limited<br>*Director, Member – Remuneration Committee* |
| Nicholas Piramal India Limited<br>*Director, Chairman – Investor Grievance Committee* |
| Arvind Mills Limited<br>*Director, Member – Compensation Committee* |
| Entertainment Network (India) Limited<br>*Director, Chairman – Compensation Committee* |

Shareholding in Infosys

Mr. Deepak M. Satwalekar holds 56,000 equity shares of Infosys.



### Prof. Marti G. Subrahmanyam

Profile and expertise in specific functional areas

Prof. Marti G. Subrahmanyam has served as one of our directors since April 1998. He is the Charles E. Merrill Professor of Finance and Economics in the Stern School of Business at New York University. Professor Subrahmanyam has published numerous articles and books in the areas of corporate finance, capital markets and international finance. He has been a visiting professor at leading academic institutions around the world including, most recently, the University of Melbourne in Australia, LUISS in Italy and Singapore Management University in Singapore. Professor Subrahmanyam currently serves on the editorial boards of many academic journals and is the co-editor of the Review of Derivatives Research. He has won many teaching awards including New York University's Distinguished Teaching Medal. He serves on the board of several companies such as Nomura Asset Management and ICICI Bank, and also as a consultant to several corporations, industrial groups, and financial institutions around the world, such as Merrill Lynch and State Street Bank. He serves as an advisor to international and government organizations, including the Securities and Exchange Board of India. Professor Subrahmanyam holds an undergraduate degree from the Indian Institute of Technology (IIT), Madras, a post-graduate diploma from the Indian Institute of Management (IIM), Ahmedabad, and a doctorate from the Massachusetts Institute of Technology.

Companies in which Prof. Marti G Subrahmanyam holds directorship and committee memberships

| Name of the company and nature of interest |
| --- |
| ICICI Bank Limited<br>*Director, Member – Risk and Remuneration Committee* |
| Metahelix Life Sciences Private Limited<br>*Director, Chairman – Compensation Committee* |
| Animi Offshore Fund Limited<br>*Director* |
| Animi Concentrated Risk Fund Ltd<br>*Director* |
| Nomura Asset Management (USA) Inc<br>*Director* |
| SupplyChainge Inc<br>*Director* |
| UshaComm Tech Ltd.<br>*Director, Member – Compensation Committee and Chairman – Audit Committee* |

Shareholding in Infosys

Prof. Marti G. Subrahmanyam holds 38,000 equity shares and 22,300 ADSs of Infosys.



### S. Gopalakrishnan

Profile and expertise in specific functional areas

Mr. S. Gopalakrishnan (Kris) is one of the founders of Infosys Technologies Limited. He plays a key role in defining the company strategy and in using technology and innovation continuously to maintain its leadership of the industry.

Since April 2002, Kris has been the Chief Operating Officer. His responsibilities include Customer Services, Technology, Investments and Acquisitions. Kris is also the Chairperson of Infosys Consulting, a wholly owned subsidiary of Infosys Technologies Limited.

Kris' initial responsibilities at Infosys included management of design, development, implementation and support of information systems for clients in the consumer products industry in the US. Between 1987 and 1994 he headed the technical operations of KSA/Infosys (a joint venture between Infosys and KSA at Atlanta, USA) as Vice President (Technical). In 1994, Kris returned to India and was appointed Deputy Managing Director of the company.

Kris is currently the Chairman of Indian Institute of Information Technology and Management (IIITM), Kerala, and Vice Chairman of the Information Technology Education Standards Board (BITES) set up by the Government of Karnataka. He is a member of ACM, IEEE and IEEE Computer Society.

Kris holds an M. Sc. (Physics) and an M. Tech. (Computer Science) degrees from the Indian Institute of Technology, Madras. He began his career with Patni Computer Systems (PCS), Mumbai, as a Software Engineer in 1979 and quickly rose to become an Assistant Project Manager by 1981. His seminal contribution during his stint at PCS was the development of a distributed process control system for controlling LD converters at Rourkela Steel Plant.

Companies in which S. Gopalakrishnan holds directorship and committee memberships

| Name of the company and nature of interest |
| --- |
| Infosys Consulting, Inc.<br>*Chairperson of the Board* |
| National Internet Exchange of India<br>*Director* |



## S. D. Shibulal

### Profile and expertise in specific functional areas

Mr. S.D. Shibulal is co-founder, member of the Board of Directors of Infosys, and Group Head – Worldwide Sales & Customer Delivery. He is currently responsible for the performance of practice units in terms of value delivered to customers, business performance, and organizational efficiency. This is complemented by his other responsibilities in fostering innovation, leadership, teamwork and work values within the organization. In 1981, he started sales operations in the North American region and managed customer relationships for the next ten years, predominantly in the manufacturing and retail sectors. Between 1991 and 1996, he took a sabbatical with Sun Microsystems where he was responsible for designing and implementing SunPlaza, Sun's first e-commerce application, for which he was chosen 'Producer of the Year' and received the SunIR Academy Award for 1995. In 1997, on his return to Infosys, Mr. Shibulal established and headed the Internet Consultancy Practice and also served as Head of Manufacturing, Distribution and Y2K Business Unit. He took over as Worldwide Head of Customer Delivery in 1999 with the responsibility of creating and managing a scalable delivery organization, and as Worldwide Head of Sales in 2005. Shibulal received a Master's degree in Physics from the University of Kerala and an MS in Computer Science from the University of Boston.

### Companies in which S. D. Shibulal holds directorship and committee memberships

| Name of the company and nature of interest |
|---|
| Infosys BPO Limited<br>*Director, Member – Audit Committee* |
| Infosys Consulting Inc<br>*Director* |
| Infosys Technologies (China) Company Limited<br>*Chairperson of the Board, Chairperson – Remuneration Committee* |



## T. V. Mohandas Pai

### Profile and expertise in specific functional areas

Mr. T. V. Mohandas Pai is a Member of the Board and Head – Administration, Human Resources and Education & Research. Mr. Pai joined Infosys in 1994 and has served as a Member of the Board since May 2000. He served as the Chief Financial Officer from 1994 to 2006, and then voluntarily stepped down as the CFO to lead efforts in the areas of Human Resources and Education & Research.

As the board member in charge of Human Resources and Education & Research, Mr. Pai focuses on building and strengthening the human capital of Infosys. He is engaged in setting the direction and supporting the company's people-focused activities that include talent acquisition, talent engagement and talent deployment.

Mr. Pai is also keen on human capital initiatives in the larger societal context. He has been the driving force behind the Campus Connect program, directed toward creating large-scale, systemic change in engineering education. This program aims to help academia improve its output by producing industry ready engineering graduates with better knowledge and capability. The program is also of strategic importance to Infosys, as the company recruits large numbers of engineering graduates to fuel its growth. Mr. Pai has also played a leadership role in Infosys' initiatives to help several state governments in their quest for providing greater access to quality education.

Mr. Pai played a key role in the listing of Infosys on NASDAQ and its sponsored secondary offering of American Depositary Shares, both firsts for an India-registered company. He was voted 'CFO of the Year' in 2001 by IMA India and won the "Best CFO in India" award from Finance Asia in 2002, and "Best Chief Financial Officer in India" in the AsiaMoney Best Managed Companies Poll 2004.

Mr. Pai has been actively working with regulators to improve the business ecosystem. He was a member of the Kelkar Committee constituted by the Ministry of Finance, Government of India, for reforming direct taxes, and a member of the Non-Resident Taxation Committee, the high powered committee on e-commerce and taxation. He is currently a member of the SEBI Accounting Standards Sub-committee and the Empowered Committee for setting up the Tax Information Network of the Indian Government. Mr. Pai is a trustee of the International Accounting Standards Committee Foundation that oversees the International Accounting Standards Board. He is also a member of the Board of Governors of the Institute of Public Enterprise in Hyderabad, India.

Mr. Pai has a bachelor's degree in Commerce from St. Joseph's College of Commerce, Bangalore, and a bachelor's degree in Law from Bangalore University. He is a Fellow Chartered Accountant (FCA).

### Companies in which T. V. Mohandas Pai holds directorship and committee memberships

| Name of the company and nature of interest |
|---|
| Infosys BPO Limited<br>*Chairperson of the Board, Member – Compensation Committee* |
| Infosys Technologies (China) Company Limited<br>*Director, Member – Remuneration Committee* |



## Mr. N. R. Narayana Murthy

### Profile and expertise in specific functional areas

Mr. N. R. Narayana Murthy is the Chairman of the Board and Chief Mentor of Infosys Technologies Limited. He founded Infosys in 1981 along with six other software professionals and served as the CEO for 20 years before handing over the reins of the company to co-founder Nandan M. Nilekani in March 2002. Under his leadership, Infosys was listed on NASDAQ in 1999. He served as the Executive Chairman of the Board and Chief Mentor from 2002 to 2006.

Mr. Murthy is the chairman of the governing body of the Indian Institute of Information Technology, Bangalore. He is a member of the Board of Overseers of the University of Pennsylvania's Wharton School, Cornell University Board of Trustees, Singapore Management University Board of Trustees, INSEAD's Board of Directors and the Asian Institute of Management's Board of Governors. He is also a member of the Advisory Boards and Councils of various well-known universities – such as the Stanford Graduate School of Business, the Corporate Governance initiative at the Harvard Business School, Yale University and the University of Tokyo's President's Council.

Mr. Murthy has led key corporate governance initiatives in India. He was the Chairman of the committee on Corporate Governance appointed by the Securities and Exchange Board of India (SEBI) in 2003.

Mr. Murthy serves as a member of the Prime Minister's Council on Trade and Industry, and as a member of the Board of Directors of the United Nations Foundation. He is an IT advisor to several Asian countries. He is also a member of the Board of Trustees of TiE Inc. (Global), a worldwide network of entrepreneurs and professionals dedicated to fostering entrepreneurship.

Mr. Murthy is the recipient of numerous awards and honors. The Economist ranked him 8th among the top 15 most admired global leaders (2005). He was ranked 28th among the world's most-respected business leaders by the Financial Times (2005). He topped the Economic Times Corporate Dossier list of India's most powerful CEOs for two consecutive years – 2004 and 2005.

*TIME* magazine's "Global Tech Influentials" list (August 2004) named Mr. Murthy as one of the ten leaders who are helping shape the future of technology. In 2006, *TIME* magazine again voted him as one of the Asian heroes who have brought about revolutionary changes in Asia in the last 60 years. He was the first recipient of the Indo-French Forum Medal (2003), awarded by the Indo-French Forum in recognition of his role in promoting Indo-French ties. He was voted the World Entrepreneur of the Year – 2003 by Ernst and Young. He was one of two people named as Asia's Businessmen of the Year for 2003 by *Fortune* magazine. In 2001, he was named by *TIME*/CNN as one of the 25 most influential global executives, selected for their lasting influence in creating new industries and reshaping markets. He was awarded the Max Schmidheiny Liberty 2001 prize (Switzerland), in recognition of his promotion of individual responsibility and liberty. In 1999, *BusinessWeek* named him one of their nine Entrepreneurs of the Year, and he was featured in *BusinessWeek*'s 'The Stars of Asia' for three successive years – 1998, 1999 and 2000.

Mr. Murthy holds a B.E. from the University of Mysore and an M. Tech. from the Indian Institute of Technology, Kanpur. He has also been conferred honorary doctorates by well-known universities in India and abroad.

### Companies in which Mr. N. R. Narayana Murthy holds directorship and committee memberships

| Name of the company and nature of interest |
|---|
| Infosys Technologies (China) Company Limited<br>*Director* |
| Infosys Consulting, Inc<br>*Director* |
| DBS Group Holdings Limited<br>*Director, Member – Compensation and Nominations Committee* |
| DBS Bank Limited<br>*Director, Member – Compensation and Nominations Committee* |
| New Delhi Television Limited<br>*Director* |

### Shareholding in Infosys

Mr. N. R. Narayana Murthy holds 31,79,672 equity shares of Infosys.



## Nandan M. Nilekani

### Profile and expertise in specific functional areas

Mr. Nandan M. Nilekani was appointed Chief Executive Officer of Infosys in March 2002. Prior to assuming his current position, he held the post of Managing Director, President and Chief Operating Officer. He is one of the founders of Infosys and has served as a director on the company's board since its inception in 1981.

In January 2006, Nandan became one of the youngest entrepreneurs to join 20 global leaders on the prestigious World Economic Forum (WEF) Foundation Board. He is listed as one of the 100 most influential people in the world by *Time* Magazine, 2006.

Nandan co-founded India's National Association of Software and Service Companies (NASSCOM) as well as the Bangalore Chapter of The IndUS Entrepreneurs (TiE).

Mr. Nandan is the Vice-Chairman of The Conference Board, Inc., an international research and business membership organization. He is also a member of ASPEN Institute's Business and Society Advisory Board. He serves as the Co-chairman of the Advisory Board of the IIT Bombay Heritage Fund. Nandan also serves on the London Business School's Asia Pacific Regional Advisory Board.

Mr. Nandan is a member of the National Knowledge Commission and also part of the National Advisory Group on e-Governance. He is also a member of the review committee of the Jawaharlal Nehru National Urban Renewal Mission.

Mr. Nandan has been involved in various initiatives of the central and state governments. He was the Chairman of the Government of India's IT Task Force for power. Nandan has also served as a member of the subcommittee of the Securities and Exchange Board of India that dealt with issues related to Insider Trading, and as a member of the Reserve Bank of India's Advisory Group on corporate governance.

Mr. Nandan is the recipient of several awards including the Indian Institute of Technology (IIT), Bombay's 'Distinguished Alumnus' award in 1999. In addition, Nandan, along with Infosys Chairman Mr. N. R. Narayana Murthy, received the *Fortune* magazine's 'Asia's Businessmen of the Year 2003' award. He was named among the 'World's most respected business leaders' in 2002 and 2003, according to a global survey by *Financial Times* and PricewaterhouseCoopers. Mr. Nandan was also awarded the Corporate Citizen of the Year Award, at the Asia Business Leader Awards (2004) organized by CNBC. In 2005, Nandan was awarded the prestigious Joseph Schumpeter prize for innovative services in the field of economy, economic sciences and politics.

In 2006, Mr. Nandan was conferred the Padma Bhushan, one of the highest civilian honors awarded by the Government of India.

Nandan received his bachelor's degree in electrical engineering from the Indian Institute of Technology (IIT), Mumbai, India in 1978.

### Companies in which Nandan M Nilekani holds directorship and committee memberships

| Name of the company and nature of interest |
|---|
| Reuters Group Plc<br>*Independent Director, Member – Audit Committee* |



## K. Dinesh

### Profile and expertise in specific functional areas

Mr. K. Dinesh is a co-founder and a member of the Board of Infosys Technologies Limited. He is Head of Quality, Information Systems and the Communication Design Group.

Mr. Dinesh's rich and varied experience in software technology and management ranges from programming and project management to managing software delivery. From 1991 to 1995, he held charge of software development activities for Infosys' worldwide operations. In this role, he was responsible for the execution, implementation and delivery of software solutions to customers.

Mr. Dinesh has also been focused on managing quality at Infosys. During his tenure as Head of Quality, the company's software quality processes achieved world-class benchmarks, including CMM Level 5 in 1999. From software process excellence, he aimed to bring performance excellence to the entire organization. This involved adopting and implementing the Baldrige Framework and championing cross-functional process improvement using Six Sigma CFPM techniques developed by Motorola University.

As head of Information Systems, Mr. Dinesh was instrumental in ensuring the in-house implementation of SAP in a record span of six months in 1998. He has championed the cause of technology enabling and automation to help the organization manage explosive growth without affecting service times to internal customers.

Until recently, Dinesh provided direct oversight to the Human Resources function. Under his leadership, Infosys became the first company to be certified on PCMM Level 5 Version 2. During this time, Infosys also transitioned into a role-based organization, and evolved the foundations of a high performance work ethic. People Management at Infosys has been recognized and commended worldwide.

Mr. Dinesh managed Infosys' efforts in Software Project Management in the US from 1981 to 1988, focusing on the distribution industry for consumer durables and soft goods. His experience includes creating the architecture of DMAP (Distribution Management Application Package), a large package that runs on AS/400 platform.

Mr. Dinesh completed his post-graduation in Mathematics from Bangalore University. He was awarded a doctorate in literature by the Karnataka State Open University in 2006.

### Companies in which K. Dinesh holds directorship and committee memberships

| Name of the company and nature of interest |
|---|
| Infosys Technologies (Australia) Pty Limited<br>*Chairperson of the Board, Chairperson – Audit Committee* |

### Attendance record of the directors seeking re-election or recommended for appointment

| Directors | Number of meetings held in fiscal 2007 | Number of meetings attended |
|---|---|---|
| Deepak M. Satwalekar | 7 | 5 |
| Prof. Marti G. Subrahmanyam | 7 | 5 |
| S. Gopalakrishnan | 7 | 6 |
| S. D. Shibulal | 7 | 7 |
| T. V. Mohandas Pai | 7 | 7 |
| N. R. Narayana Murthy | 7 | 5 |
| Nandan M. Nilekani | 7 | 7 |
| K. Dinesh | 7 | 6 |

### Summary of directorships and board committee memberships of each director of the company as of March 31, 2007

| Directors | Directorships held as on March 31, 2007 | | Committee memberships in all companies*** | Chairpersons in committees*** |
|---|---|---|---|---|
| | Indian listed companies* | All companies around the world** | | |
| N. R. Narayana Murthy | 1 | 6 | 4 | – |
| Nandan M. Nilekani | – | 2 | 1 | – |
| S. Gopalakrishnan | – | 3 | – | – |
| K. Dinesh | – | 2 | 1 | 1 |
| S. D. Shibulal | – | 4 | 2 | 1 |
| T. V. Mohandas Pai | – | 3 | 2 | – |
| Srinath Batni | – | 3 | 2 | – |
| Deepak M. Satwalekar | 5 | 8 | 8 | 3 |
| Prof. Marti G. Subrahmanyam | 1 | 8 | 7 | 3 |
| Sridar A. Iyengar | 1 | 10 | 5 | 1 |
| Dr. Omkar Goswami | 7 | 10 | 16 | 4 |
| Rama Bijapurkar | 4 | 9 | 5 | 2 |
| Claude Smadja | – | 5 | 6 | 3 |
| David L. Boyles | – | 3 | 3 | 1 |
| Prof. Jeffrey S. Lehman | – | 1 | 3 | – |

* *Excluding directorship in Infosys Technologies Limited and its subsidiaries*

** *Directorships in companies around the world including Infosys Technologies Limited and its subsidiaries*

*** *Includes Audit Committee, Compensation / Remuneration Committee, Nominations Committee, Risk Management Committee and Investor Grievance Committee in all companies including Infosys Technologies Limited and its subsidiaries*

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# Infosys®

INFOSYS TECHNOLOGIES LIMITED
Registered Office:
Electronics City, Hosur Road, Bangalore-560 100, India.

## ADDITIONAL INFORMATION AND PRACTICE NOT REQUIRED UNDER THE COMPANIES ACT, 1956.

Infosys' board acknowledges the fact that not all shareholders attend the AGM and even though a proposal may have received the assent of the requisite majority of shareholders present at the AGM, the overall shareholder response to any proposal is not captured or known.

Infosys believes that determining and disclosing the overall shareholder response to the proposals placed before the shareholders in a general meeting is a valuable corporate governance practice. To this end, during the previous four Annual General Meetings (AGMs), the company had made available a non-mandatory ballot through the postal system / internet as a channel for all shareholders to informally express their views on the resolutions tabled before the shareholders in the AGM. The non-mandatory ballot has helped the company assess the general view of the absentee shareholders on the resolutions set out in the Notice.

The non-mandatory ballot through the Internet is not in substitution of or in addition to your right as a shareholder to vote at the AGM.

The non-mandatory ballot through the Internet will not have the force of a legally binding vote and will not be construed as a vote at the AGM. The result of the non-mandatory ballot through the Internet will not impact the votes cast at the AGM. For your vote to be valid, ensure that you are present in person, or send the nominated proxy in person to attend the AGM.

Please note that regardless of you participating in the non-mandatory ballot through the Internet, you as a shareholder are entitled to attend and vote at the AGM and to appoint a proxy to attend the AGM.

The Company has appointed Mr. Parameshwar Hegde, Practicing Company Secretary, who in the opinion of the Board is a duly qualified person, as the Scrutinizer for the non-mandatory ballot through the Internet. The Scrutinizer will collate all non-mandatory ballots and the results of the same will be disclosed at the AGM proceedings.

### INSTRUCTIONS FOR PARTICIPATING IN THE NON-MANDATORY BALLOT THROUGH THE INTERNET

To access the non-mandatory ballot portal, please type the following URL :

From Infosys website : http://www.infosys.com/investor/agm2007.asp

From Karvy website : http://karisma.karvy.com/infosys

#### How to vote

1. Shareholders will have to choose between the three modes of holding, i.e. holding shares in physical form, holding shares in a demat account with a depositary participant connected to National Securities Depositary Limited (NSDL), or holding shares in a demat account with a depositary participant connected to Central Depositary Services (India) Limited (CDSIL).
2. Investors having demat account with a depositary participant connected to NSDL – Enter the depositary participant identification number (DP ID) and client identification number (Client ID).

   *Example :* DP ID : IN302902 and Client ID : 11111111
3. Investors having demat account with a depositary participant connected to CDSIL – Enter the 16 digit demat account number.

   *Example :* Demat Account Number is 1234567832145678
4. Investors holding shares in physical form – Enter the registered folio number.

   *Example :* Folio : ITL000123.
5. If valid entry as per Step 2, Step 3 or Step 4 above is done, you will be able to cast your ballot. Cast your ballot by clicking on the check box corresponding to each resolution and make your selection by choosing "In Favor", "Against" or "Abstain" for each resolution. Alternatively, you can also click on the "Select All" button and cast your ballot.
6. Click on the SAVE / NEXT button to preview your ballot selections. If the ballots are as per your selections, click on the SUBMIT button.
7. Investors may cast their non-mandatory ballot only once on a resolution using a specific demat account. If an investor has multiple demat accounts, he / she will be able to participate in the non-mandatory ballot separately, for each demat account by using the respective DP ID and Client ID.
8. The portal will be open for participation from June 11, 2007 to June 20, 2007.

*This page is intentionally left blank*

Infosys®

INFOSYS TECHNOLOGIES LIMITED

Registered office:
Electronics City, Hosur Road, Bangalore 560 100, India.

## PROXY FORM

Twenty-sixth Annual General Meeting – June 22, 2007

Regd. Folio No. / DP Client ID

| | | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|

I / We ………………………………………………………………………… of ………………………………… in the district of ……………… being a member / members of the Company hereby appoint ……………………………… of …………………………………… in the district of ……………………………………………… or failing him / her ……………………… of………………………………… in the district of ……………………………………… as my / our proxy to vote for me / us on my / our behalf at the twenty-sixth annual general meeting of the Company to be held at the NIMHANS Convention Centre, Hosur Road, Bangalore 560 029, at 3.00 p.m. on Friday, June 22, 2007 and at any adjournment(s) thereof.

Signed this ………………………………… day of ………………………… 2007.

Fifteen Paise Revenue Stamp

…………………………………
Signature of member

*Notes : This form, in order to be effective, should be duly stamped, completed, signed and deposited at the Registered Office of the Company, not less than 48 hours before the meeting.*

……………………………………………………………… Please tear here ………………………………………………………………

Infosys®

INFOSYS TECHNOLOGIES LIMITED

Registered office:
Electronics City, Hosur Road, Bangalore 560 100, India.

## ATTENDANCE SLIP

Twenty-sixth Annual General Meeting – June 22, 2007

Regd. Folio No. / DP Client ID

| | | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|

No. of shares held

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|

I certify that I am a member / proxy for the member of the Company.

I hereby record my presence at the twenty-sixth annual general meeting of the Company at the NIMHANS Convention Centre, Hosur Road, Bangalore 560 029, at 3.00 p.m. on Friday, June 22, 2007.

…………………………………
Name of the member / proxy
(in BLOCK letters)

…………………………………
Signature of member / proxy

*Note : Please fill up this attendance slip and hand it over at the entrance of the meeting hall. Members are requested to bring their copy of the Annual Report to the meeting.*

**Issues presented for consideration at the Twenty Sixth Annual General Meeting of Shareholders on June 22, 2007**

Please Mark Here for Address Change or Comments ☐
SEE REVERSE SIDE

### Ordinary Business

| Item | Affirmative | Negative | Abstain |
|---|---|---|---|
| Item 1 | ☐ | ☐ | ☐ |
| Item 2 | ☐ | ☐ | ☐ |
| Item 3 | ☐ | ☐ | ☐ |
| Item 4 | ☐ | ☐ | ☐ |
| Item 5 | ☐ | ☐ | ☐ |
| Item 6 | ☐ | ☐ | ☐ |
| Item 7 | ☐ | ☐ | ☐ |
| Item 8 | ☐ | ☐ | ☐ |

### Special Business

| Item | Affirmative | Negative | Abstain |
|---|---|---|---|
| Item 9 | ☐ | ☐ | ☐ |
| Item 10 | ☐ | ☐ | ☐ |
| Item 11 | ☐ | ☐ | ☐ |
| Item 12 | ☐ | ☐ | ☐ |
| Item 13 | ☐ | ☐ | ☐ |
| Item 14 | ☐ | ☐ | ☐ |

*A registration statement relating to these securities has not yet been filed with the United States Securities and Exchange Commission. Pursuant to U.S. rules and regulations, no securities may be sold nor offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy registered securities nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under securities laws of any such jurisdiction.*

**Signature** ____________________ **Signature** ____________________ **Date** ____________

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ FOLD AND DETACH HERE ▲

### Resolutions

**Ordinary Business:**

1. To receive, consider and adopt the Balance Sheet as at March 31, 2007 and the Profit and Loss Account for the year ended on that date and the Report of the Directors and Auditors thereon.
2. To declare a final dividend for the financial year ended March 31, 2007.
3. To appoint a Director in place of Mr. Deepak M. Satwalekar, who retires by rotation and, being eligible, offers himself for re-election.
4. To appoint a Director in place of Prof. Marti G. Subrahmanyam, who retires by rotation and, being eligible, offers himself for re-election.
5. To appoint a Director in place of Mr. S. Gopalakrishnan, who retires by rotation and, being eligible, offers himself for re -election.
6. To appoint a Director in place of Mr. S. D. Shibulal, who retires by rotation and, being eligible, offers himself for re-election.
7. To appoint a Director in place of Mr. T. V. Mohandas Pai, who retires by rotation and, being eligible, offers himself for re-election.
8. To appoint auditors to hold office from the conclusion of the annual general meeting held on June 22, 2007, until the conclusion of the following annual general meeting, and to fix their remuneration.

**Special Business:**

9. To appoint Mr. N. R. Narayana Murthy as a Director liable to retire by rotation.
10. To approve the re-appointment of Mr. Nandan M. Nilekani as a Whole-time Director for a period of five years with effect from May 1, 2007.
11. To approve the appointment of Mr. S. Gopalakrishnan as the Chief Executive Officer and Managing Director for a period of five years with effect from June 22, 2007.
12. To approve the re-appointment of Mr. K. Dinesh as a Whole-time Director for a period of five years with effect from May 1, 2007.
13. To approve the re-appointment of Mr. S. D. Shibulal as a Whole-time Director for a period of five years with effect from January 10, 2007.
14. To approve payment of an annual remuneration by way of commission of a sum not exceeding 1% per annum of the net profits of the company to Directors other than the Managing Director and the Whole-time Directors.

## Vote by Internet or Telephone or Mail 24 Hours a Day, 7 Days a Week

**Internet and Telephone voting is available through 11:59 PM Eastern Time on June 16, 2007.**

Your Internet or Telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your Voting Instruction Card.

| Internet | | Telephone |
|---|---|---|
| **http://www.proxyvoting.com/infy** | **OR** | **1-866-540-5760** |
| Use the Internet to vote your proxy. Have your Voting Instruction Card in hand when you access the web site. | | Use any touch-tone telephone to vote your proxy. Have your Voting Instruction Card in hand when you call. |

**If you vote your proxy by Internet or by Telephone, you do NOT need to mail back your Voting Instruction Card.**

THE FOLLOWING PROXY CARD RELATES TO THE TWENTY SIXTH ANNUAL GENERAL MEETING OF THE EQUITY SHAREHOLDERS OF INFOSYS TECHNOLOGIES LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS TECHNOLOGIES LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS TECHNOLOGIES LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

**Infosys Technologies Limited**

*Annual General Meeting of Shareholders*

**Address Change/Comments** (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲

PRINT AUTHORIZATION (THIS BOXED AREA DOES NOT PRINT)

To commence printing on this proxy card please sign, date and fax this card to: 212-691-9013

SIGNATURE:________________ DATE:________ TIME:________

☐ Mark this box if you would like the Proxy Card EDGARized: ☐ ASCII ☐ EDGAR II (HTML)

Registered Quantity (ADR)____0____ Broker Quantity____0____